Annual Report 2013

KUALA LUMPUR KEPONG BERHAD

(15043-V)

CONTENTS

1 Corporate Profile
2 Our Mission & Our Values
3 Key Indicators
4 41st Annual General Meeting & Financial Calendar
5 Corporate Information
6 Board of Directors
8 Profile of Directors
12 Simplified Group Assets & Liabilities
13 Group Highlights
14 Financial Highlights
15 5-Year Plantation Statistics
16 5-Year Financial Statistics
18 Planted Area and Crop Production
19 Area Statement
20 Chairman's Statement
23 *Kenyataan Pengerusi*
26 CEO's Review of Operations
32 Integrated Business Value Chain
34 Corporate Responsibility
42 Calendar of Events
44 Group Corporate Structure

46-63 ACCOUNTABILITY
47 Statement on Corporate Governance
56 Statement on Risk Management and Internal Control
58 Audit Committee Report
63 Additional Compliance Information

64-142 FINANCIAL STATEMENTS
65 Report of the Directors
68 Statements of Profit or Loss
69 Statements of Other Comprehensive Income
70 Statements of Financial Position
71 Consolidated Statement of Changes in Equity
72 Statement of Changes in Equity of the Company
73 Consolidated Statement of Cash Flows
77 Statement of Cash Flows of the Company
79 Notes on the Financial Statements
140 Directors' Statement
140 Statutory Declaration
141 Report of the Auditors

143-154 GROUP PROPERTIES & SHAREHOLDINGS
144 Location of the Group's Plantation Operations
146 Properties Held by the Group
152 Share Price and Volume Traded & Changes in Share Capital
153 Shareholding Statistics

155 Notice of Meeting
158 *Notis Mesyuarat*
Proxy Form
Directory



CORPORATE PROFILE

KUALA LUMPUR KEPONG BERHAD (KLK), a company incorporated in Malaysia, is listed on the Main Market of Bursa Malaysia Securities Berhad with a market capitalisation of approximately RM24.07 billion at the end of September 2013.

Started as a plantation company more than 100 years ago, plantations (oil palm and rubber) still lead as KLK's core business activity. Through various strategic acquisitions and sound management, the Group's plantation land bank now stands close to 250,000 hectares spread across Malaysia (Peninsular and Sabah) and Indonesia (Belitung Island, Sumatra, Central and East Kalimantan). The Group has also made inroads into Papua New Guinea and Liberia with plans to develop oil palm plantations.

Since the 1990s, the Group has diversified into resource-based manufacturing (oleochemicals, derivatives and specialty chemicals) and vertically integrated its upstream and downstream businesses. The KLK Group expanded its manufacturing operations through organic growth, joint-ventures and acquisitions in Malaysia, the People's Republic of China, Switzerland, Germany and The Netherlands resulting in internationally scaled oleochemicals operations.

The 1990's also saw the Group capitalising on the strategic location of its land bank in Peninsular Malaysia by branching into property development.

OUR MISSION

STRIVE FOR EXCELLENCE

- Offering quality products and services at competitive prices.
- Being a good and responsible corporate citizen.
- Earning a fair return on investments.
- Maintaining steady dividend payments and adequate dividend cover.
- Sustaining growth through re-investment of retained profits.
- Maintaining a high standard of business ethics and practices.
- Fulfilling our social responsibilities in the community in which we operate.

OUR VALUES

INTEGRITY
We value professional honesty and sincerity above all.

LOYALTY
We care for our colleagues as family and the Company as our own. We uphold the Company's interest through thick and thin.

HUMILITY
We respect our colleagues as partners and regard them as valuable contributors to our Company's success.

TEAM SPIRIT
We cooperate with our colleagues across geographical, divisional and functional boundaries to achieve Company's goals.

RESULT-ORIENTED PERFORMANCE
We take pride in our work and are happy to walk the extra mile to get the desired results.

INNOVATION
We seek for better ways of doing things and embrace change to adapt our business to the market and environment.

KEY INDICATORS

REVENUE

RM9.15
BILLION

PROFIT BEFORE TAXATION

RM1.20
BILLION

EARNINGS PER SHARE

86 SEN

SHARE PRICE*

RM22.60

MARKET CAPITALISATION*

RM24.07
BILLION

DIVIDEND PER SHARE

50 SEN

*At 30 September 2013

41ST ANNUAL GENERAL MEETING

VENUE : Wisma Taiko
1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak, Malaysia

DATE : 19 February 2014

TIME : 12.00 noon

FINANCIAL CALENDAR

FINANCIAL YEAR END	**30 September 2013**
ANNOUNCEMENT OF RESULTS	
First Quarter	20 February 2013
Second Quarter	22 May 2013
Third Quarter	20 August 2013
Fourth Quarter	20 November 2013
PUBLISHED ANNUAL REPORT AND FINANCIAL STATEMENTS	
Notice of Annual General Meeting	27 December 2013
41st Annual General Meeting	19 February 2014
DIVIDENDS	
Interim	
Announcement	22 May 2013
Entitlement Date	23 July 2013
Payment Date	14 August 2013
Final	
Announcement	20 November 2013
Entitlement Date	24 February 2014
Payment Date	18 March 2014

CORPORATE INFORMATION

BOARD OF DIRECTORS

R. M. Alias
Chairman

Tan Sri Dato' Seri Lee Oi Hian
Chief Executive Officer

Roy Lim Kiam Chye
Executive Director

Dato' Lee Hau Hian
Non-Independent Non-Executive Director

Tan Sri Datuk Seri Utama Thong Yaw Hong
Independent Non-Executive Director

Dato' Yeoh Eng Khoon
Independent Non-Executive Director

Kwok Kian Hai
Independent Non-Executive Director

Tan Sri Azlan Bin Mohd Zainol
Independent Non-Executive Director
(Appointed w.e.f 13 May 2013)

Datuk Abdul Rahman Bin Mohd. Ramli
Independent Non-Executive Director
(Retired w.e.f 20 February 2013)

COMPANY SECRETARIES

Yap Miow Kien
Fan Chee Kum

AUDITORS

KPMG

PLACE OF INCORPORATION AND DOMICILE

In Malaysia as a public limited liability company

REGISTERED OFFICE / PRINCIPAL PLACE OF BUSINESS

Wisma Taiko
1 Jalan S.P. Seenivasagam
30000 Ipoh
Perak, Malaysia
Tel : +605-241 7844
Fax : +605-253 5018
Website : www.klk.com.my

SHARE REGISTRARS

Symphony Share Registrars Sdn Bhd
(To be relocated from Ipoh to Petaling Jaya w.e.f 1 January 2014)

55 Medan Ipoh 1A
Medan Ipoh Bistari
31400 Ipoh
Perak, Malaysia
Tel : +605-547 4833
Fax : +605-547 4363
Email : ask_us@symphony.com.my

Level 6, Symphony House
Pusat Dagangan Dana 1
Jalan PJU 1A/46
47301 Petaling Jaya
Selangor, Malaysia
Tel : +603-7849 0777
Fax : +603-7841 8151
Email : ask_us@symphony.com.my

PRINCIPAL BANKERS

Malayan Banking Berhad
HSBC Bank Malaysia Berhad
CIMB Bank Berhad
OCBC Bank (Malaysia) Berhad

STOCK EXCHANGE LISTING

Bursa Malaysia Securities Berhad
Main Market
Listed since 1974

BOARD OF DIRECTORS



SITTING FROM LEFT TO RIGHT

TAN SRI DATO' SERI LEE OI HIAN

R. M. ALIAS

TAN SRI DATUK SERI UTAMA THONG YAW HONG

STANDING FROM LEFT TO RIGHT

DATO' LEE HAU HIAN

TAN SRI AZLAN BIN MOHD ZAINOL

DATO' YEOH ENG KHOON

KWOK KIAN HAI

ROY LIM KIAM CHYE

BOARD OF DIRECTORS



PROFILE OF DIRECTORS



R. M. ALIAS
Chairman

Independent Non-Executive Director
Chairman of Remuneration Committee
Member of Nomination Committee
Aged 81, Malaysian

Joined the Board on 1 July 1978 and has been the Chairman of KLK since 2008.

He holds a Bachelor of Arts (Honours) degree from the University of Malaya, Singapore, a Certificate in Public Administration from the Royal Institute of Public Administration, London and has attended the Advanced Management Programme at Harvard Business School, US.

He is also a Director of Batu Kawan Berhad as well as a trustee of Tan Sri Lee Loy Seng Foundation and Yayasan KLK.



TAN SRI DATO' SERI LEE OI HIAN
Chief Executive Officer

Executive Director
Chairman of the Group Risk Management Committee
Aged 62, Malaysian

Joined the Board on 1 February 1985 and is the CEO of KLK. He is also the Chairman of Batu Kawan Berhad. He also serves as a trustee of several charitable organisations. He was formerly the Chairman of the Malaysian Palm Oil Council.

He graduated with a Bachelor of Agricultural Science (Honours) degree from the University of Malaya and obtained his Masters in Business Administration from Harvard Business School, US.

He joined the Company in 1974 as an executive and was subsequently appointed to the Board in 1985. In 1993, he was appointed as the Group's Chairman/CEO and held the position until 2008, when he relinquished his role as Chairman, but remains as Executive Director and CEO of the Group.

Dato' Lee Hau Hian who is also a Director of KLK is his brother. Tan Sri Dato' Seri Lee is deemed connected to Batu Kawan Berhad, one of the substantial shareholders of KLK. He is deemed interested in various related party transactions with the KLK Group.



ROY LIM KIAM CHYE
Executive Director

Aged 63, Malaysian

Was appointed to the Board on 1 June 2007.

Mr. Lim holds a Bachelor of Economics (Honours) degree and a Diploma in Education (Distinction) from the University of Malaya. He has also attended the Senior Management Development Programme from Harvard Business School and Advanced Management Programme from INSEAD.

Mr. Lim is the KLK Group Plantations Director. He has been with the KLK Group since 1975. Prior to his current position, he was the Marketing Director overseeing commodities trading for the Plantations division. He is also a Council member of the Malaysian Agricultural Producers Association and Malaysian Palm Oil Association.



DATO' LEE HAU HIAN
Non-Independent Non-Executive Director

Member of Remuneration Committee
Member of Nomination Committee
Aged 60, Malaysian

Joined the Board on 20 December 1993.

Dato' Lee is the Managing Director of Batu Kawan Berhad and a director of Synthomer plc. He is the President of The Perak Chinese Maternity Association. Besides serving as a director of Yayasan De La Salle and See Sen Chemical Berhad, he is also a trustee of Tan Sri Lee Loy Seng Foundation and Yayasan KLK.

He graduated with a Bachelor of Science (Economics) degree from the London School of Economics and has a Masters in Business Administration degree from Stanford University, US.

He is the brother of Tan Sri Dato' Seri Lee Oi Hian who is the CEO of KLK and is deemed a connected party to Batu Kawan Berhad, a substantial shareholder of KLK. He is deemed interested in various related party transactions with the KLK Group.



TAN SRI DATUK SERI UTAMA THONG YAW HONG
Independent Non-Executive Director

Member of Remuneration Committee
Chairman of Nomination Committee
Aged 83, Malaysian

Joined the Board on 8 March 1995. He is a Fellow of the Institute of Bankers Malaysia.

Tan Sri Datuk Seri Utama Thong is the Co-Chairman of Public Bank Berhad and Public Mutual Berhad, Chairman of Malaysia Property Incorporated. His directorships in other public companies are Batu Kawan Berhad, Malaysian South-South Corporation Bhd, Public Islamic Bank Berhad, Public Investment Bank Bhd and LPI Capital Berhad. Among his many other appointments, he had served in the Economic Planning Unit in the Prime Minister's Department since 1957 and became its Director-General from 1971 to 1978 and served as Secretary-General, Ministry of Finance from 1979 until his retirement in 1986. He was formerly the Chairman of the Employees Provident Fund Board. He currently serves as a member on the Boards of Trustees of Program Pertukaran Fellowship Perdana Menteri Malaysia, Tun Razak Foundation, Malaysian Institute of Economic Research and Yayasan Wah Seong. He is also a member of the Working Group of the Executive Committee for the National Implementation Task Force, and a member of the Investment Committee for the Unit Trust Funds managed by Public Mutual Berhad.

He graduated with a Bachelor of Arts (Honours) degree in Economics from University of Malaya and a Masters degree in Public Administration from Harvard University and has attended the Advanced Management Programme from Harvard Business School. Tan Sri Datuk Seri Utama Thong was the Pro-Chancellor of Universiti Putra Malaysia till June 2006. On 17 September 2006, he was conferred the Honorary Doctorate of Economics by Universiti Putra Malaysia.



DATO' YEOH ENG KHOON
Independent Non-Executive Director

Chairman of Audit Committee
Aged 66, Malaysian

Was appointed to the Board on 24 February 2005.

He is also a director of Batu Kawan Berhad and See Sen Chemical Berhad, as well as a trustee of Yayasan KLK. His past working experience included banking, manufacturing and the retail business.

He obtained his Bachelor of Arts (Honours) degree in Economics (Business Administration) from the University of Malaya in 1968 and was called to the Bar of England and Wales at Lincoln's Inn in 1979.

He is deemed interested in certain related party transactions with the KLK Group.



KWOK KIAN HAI
Independent Non-Executive Director

Member of Audit Committee
Aged 69, Singaporean

Joined the Board on 27 May 2009.

He graduated from the University of Singapore with a degree in Chemistry and Mathematics.

He was a Managing Director of a Sime Darby unit before joining Kuok Group as General Manager of Pasir Gudang Edible Oil. He served as Managing Director of Kuok Oils and Grains until 2008 and thereafter was appointed Joint Chief Operation Officer of Wilmar International Ltd before retiring in 2009. In addition, he was a Council member of Malaysian Palm Oil Council and a Board member of Palm Oil Refiners Association of Malaysia (PORAM) for 15 years. He also previously served as Chairman of PORAM.



TAN SRI AZLAN BIN MOHD ZAINOL
Independent Non-Executive Director

Member of Audit Committee
Aged 63, Malaysian

Joined the Board on 13 May 2013.

Tan Sri Azlan is a Fellow of the Institute of Chartered Accountants in England and Wales, Member of the Malaysian Institute of Accountants and Member of the Malaysian Institute of Certified Public Accountants. He served as the Chief Executive Officer of the Employees Provident Fund of Malaysia from 2001 to April 2013. He has more than 29 years of experience in the financial sector, having been appointed as the Managing Director of AmBank Berhad (1994 to 2001), AmFinance Berhad (1982 to 1994), and Director for several subsidiaries of AmBank Group from 1996 to 2001. Prior to that, he was a partner with Messrs. BDO Binder.

His directorships in other public companies include RHB Bank Berhad, RHB Capital Berhad, RHB Investment Bank Berhad and Malaysian Resources Corporation Berhad.

Additional Information:

1. Family Relationship with Director and/or Major Shareholder - Save for Tan Sri Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian, none of the other Directors has any family relationship with any Director and/or major shareholder of KLK.
2. Related Party Transactions - Save for Tan Sri Dato' Seri Lee Oi Hian, Dato' Lee Hau Hian and Dato' Yeoh Eng Khoon, none of the other Directors has any conflict of interest with the KLK Group.
3. Conviction for Offences - None of the Directors of KLK has been convicted of any offence.
4. Attendance of Board Meetings - Details of the Directors' attendance at Board meetings are set out in the Statement on Corporate Governance on page 52.

SIMPLIFIED GROUP ASSETS & LIABILITIES

At 30 September 2013

TOTAL ASSETS


2013
32%
2%
16%
15%
15%
20%


2012
28%
1%
17%
12%
21%
21%

	RM Million
Property, Plant and Equipment	**3,729**
Prepaid Lease Payments	**193**
Biological Assets	**1,908**
Other Non-Current Assets	**1,745**
Cash and Cash Equivalents	**1,757**
Other Current Assets	**2,416**

	RM Million
Property, Plant and Equipment	3,147
Prepaid Lease Payments	164
Biological Assets	1,894
Other Non-Current Assets	1,363
Cash and Cash Equivalents	2,359
Other Current Assets	2,456

TOTAL EQUITY & LIABILITIES


2013
12%
20%
4%
64%


2012
12%
22%
4%
62%

	RM Million
Shareholders' Funds	**7,534**
Non-Controlling Interests	**419**
Borrowings	**2,335**
Other Liabilities	**1,460**

	RM Million
Shareholders' Funds	7,110
Non-Controlling Interests	398
Borrowings	2,479
Other Liabilities	1,396

GROUP HIGHLIGHTS

		2013	2012	2011	2010	2009
Financial						
Revenue	(RM'000)	**9,147,325**	10,570,188	10,743,252	7,490,626	6,658,308
Profit:						
- before taxation	(RM'000)	**1,199,767**	1,560,436	2,066,205	1,382,832	887,362
- attributable to equity holders of the Company	(RM'000)	**917,743**	1,211,244	1,571,413	1,012,340	612,500
Earnings per share	(sen)	**86.2**	113.7	147.6	95.1	57.5
Dividend per share (single tier)	(sen)	**50.0**	65.0	85.0	60.0	40.0
Net tangible assets	(RM'000)	**7,217,191**	6,803,553	6,735,910	5,683,265	5,305,482
Net tangible assets per share	(RM)	**6.78**	6.39	6.33	5.34	4.98
Key Corporate Ratios						
Dividend Yield[(1)]	(%)	**2.2**	2.9	4.0	3.5	2.9
Dividend Payout Ratio[(2)]	(%)	**58.0**	57.2	57.6	63.1	69.5
Return on Equity[(3)]	(%)	**12.2**	17.0	22.2	16.9	10.9
Return on Total Assets[(4)]	(%)	**7.8**	10.6	14.3	11.0	7.1
Net Debt to Equity[(5)]	(%)	**7.7**	1.7	5.9	7.2	8.1

(1) Based on Dividend expressed as a percentage of KLK Share Price as at 30 September
(2) Based on Dividend expressed as a percentage of Basic Earnings Per Share
(3) Based on Net Profit attributable to Equity Holders expressed as a percentage of Total Equity attributable to Equity Holders
(4) Based on Net Profit attributable to Equity Holders expressed as a percentage of Total Assets
(5) Based on Net Debt (being Total Borrowings less Cash and Cash Equivalents) expressed as a percentage of Total Equity attributable to Equity Holders

Production		2013	2012	2011	2010	2009
Fresh Fruit Bunches	(mt)	**3,608,636**	3,259,342	3,288,974	3,176,106	2,859,929
Rubber	('000 kg)	**17,531**	18,997	20,847	23,005	22,381

Quarterly Financial		Year 2013	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenue	(RM'000)	**9,147,325**	2,414,800	2,176,018	2,235,550	2,320,957
Operating profit	(RM'000)	**1,267,237**	344,154	245,144	307,797	370,142
Profit before taxation	(RM'000)	**1,199,767**	332,707	228,890	284,560	353,610
Profit attributable to equity holders of the Company	(RM'000)	**917,743**	258,005	189,162	209,657	260,919
Earnings per share - basic	(sen)	**86.2**	24.2	17.8	19.7	24.5
Dividend per share	(sen)	**50**	35	-	15	-

FINANCIAL HIGHLIGHTS

EARNINGS PER SHARE (SEN)


0 30 60 90 120 150
2013 86.2
2012 113.7
2011 147.6
2010 95.1
2009 57.5

SHAREHOLDERS' FUNDS (RM BILLION)


0 1 2 3 4 5 6 7 8
2013 7.53
2012 7.11
2011 7.07
2010 6.01
2009 5.63

DIVIDEND YIELD (%)


0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0
2013 2.2
2012 2.9
2011 4.0
2010 3.5
2009 2.9

DIVIDEND PAYOUT RATIO (%)


0 10 20 30 40 50 60 70 80
2013 58.0
2012 57.2
2011 57.6
2010 63.1
2009 69.5

RETURN ON EQUITY (%)


0 5 10 15 20 25
2013 12.2
2012 17.0
2011 22.2
2010 16.9
2009 10.9

RETURN ON TOTAL ASSETS (%)


0 3 6 9 12 15
2013 7.8
2012 10.6
2011 14.3
2010 11.0
2009 7.1

NET TANGIBLE ASSETS PER SHARE (RM)


0 1 2 3 4 5 6 7 8
2013 6.78
2012 6.39
2011 6.33
2010 5.34
2009 4.98

NET DEBT TO EQUITY (%)


0 2 4 6 8 10
2013 7.7
2012 1.7
2011 5.9
2010 7.2
2009 8.1

5-YEAR PLANTATION STATISTICS

		2013	2012	2011	2010	2009
OIL PALM						
FFB production						
- own estates	(mt)	**3,608,636**	3,259,342	3,288,974	3,176,106	2,859,929
- sold	(mt)	**142,189**	122,673	84,602	77,875	73,997
- purchased	(mt)	**940,925**	819,796	653,200	734,864	893,143
- total processed	(mt)	**4,407,372**	3,956,465	3,857,572	3,833,095	3,679,075
Yield per mature hectare	(mt FFB)	**22.51**	21.33	22.17	22.40	22.87
Profit per mature hectare						
(before replanting expenditure)	(RM)	**4,599**	7,218	9,783	7,061	7,326
Average selling prices:						
Refined palm products	(RM/mt ex-refinery)	**2,460**	3,220	3,317	2,517	2,174
Crude palm oil	(RM/mt ex-mill)	**2,275**	2,829	2,958	2,402	2,309
Palm kernel oil	(RM/mt ex-mill)	**2,225**	3,295	4,611	2,810	2,167
Palm kernel cake	(RM/mt ex-mill)	**401**	286	406	187	192
Palm kernels	(RM/mt ex-mill)	**1,105**	1,580	2,141	1,291	1,181
FFB	(RM/mt)	**317**	506	626	511	433
RUBBER						
Production						
- own estates	('000 kg)	**17,531**	18,997	20,847	23,005	22,381
- sold	('000 kg)	**189**	-	165	-	49
- purchased	('000 kg)	**2,104**	2,524	2,634	2,416	2,764
- total processed	('000 kg)	**19,446**	21,521	23,316	25,421	25,096
Yield per mature hectare	(kg)	**1,166**	1,191	1,214	1,233	1,367
Profit per mature hectare						
(before replanting expenditure)	(RM)	**3,577**	7,210	10,466	6,718	3,467
Average selling price						
(net of cess)	(sen/kg)	**942**	1,220	1,409	980	683
PLANTED AREA (Weighted average hectares):						
OIL PALM						
Mature		**160,328**	152,829	148,358	141,819	125,041
Immature		**35,904**	39,595	38,726	38,732	29,457
RUBBER						
Mature		**15,029**	15,957	17,175	18,662	16,369
Immature		**3,670**	3,623	4,057	5,405	4,140
TOTAL PLANTED AREA		**214,931**	212,004	208,316	204,618	175,007

5-YEAR FINANCIAL STATISTICS

	2013 RM'000	2012 RM'000	2011 RM'000	2010 RM'000	2009 RM'000
REVENUE					
Palm products	**3,952,232**	4,487,975	4,551,491	3,280,031	3,212,982
Rubber	**178,542**	258,484	328,920	256,143	163,893
Manufacturing	**4,696,734**	5,057,812	5,135,476	3,246,973	2,585,788
Retailing	**-**	502,777	651,054	614,325	605,180
Property development	**208,589**	172,516	4,588	30,123	30,804
Investment income	**79,750**	62,922	51,326	40,584	37,958
Others	**31,478**	27,702	20,397	22,447	21,703
	9,147,325	10,570,188	10,743,252	7,490,626	6,658,308
GROUP PROFIT					
Palm products	**734,689**	1,069,504	1,416,049	996,240	906,830
Rubber	**45,804**	109,340	169,794	116,055	48,280
Manufacturing	**329,275**	187,736	226,345	137,699	35,597
Retailing	**-**	27,744	22,860	31,161	(77,514)
Property development	**80,807**	36,879	1,351	3,788	10,340
Investment holding	**59,117**	35,127	45,552	19,252	10,636
Interest income	**29,363**	27,442	21,088	24,178	25,159
Finance costs	**(80,902)**	(66,225)	(74,244)	(58,271)	(68,769)
Others	**(9,065)**	4,404	1,334	2,315	697
Share of profits of equity accounted investees, net of tax	**13,432**	10,567	27,779	37,401	34,555
Corporate	**(2,753)**	117,918	208,297	73,014	(38,449)
Profit before taxation	**1,199,767**	1,560,436	2,066,205	1,382,832	887,362
Tax expense	**(232,797)**	(300,347)	(420,674)	(315,562)	(244,751)
Profit for the year	**966,970**	1,260,089	1,645,531	1,067,270	642,611
Attributable to:					
Equity holders of the Company	**917,743**	1,211,244	1,571,413	1,012,340	612,500
Non-controlling interests	**49,227**	48,845	74,118	54,930	30,111
	966,970	1,260,089	1,645,531	1,067,270	642,611
ASSETS					
Property, plant and equipment	**3,728,605**	3,146,674	2,886,437	2,765,016	2,687,197
Investment properties	**-**	-	-	4,463	5,086
Prepaid lease payments	**193,229**	164,427	164,139	158,747	158,044
Biological assets	**1,908,218**	1,893,993	1,836,811	1,672,395	1,575,878
Land held for property development	**216,932**	239,095	223,693	229,419	195,790
Goodwill on consolidation	**297,016**	285,675	304,266	289,529	296,950
Intangible assets	**19,573**	20,609	33,473	32,410	31,577
Investment in associates	**112,477**	94,009	92,521	199,361	210,379
Available-for-sale investments	**889,422**	586,340	559,704	349,300	244,452
Other receivable	**106,208**	83,279	61,940	46,808	37,057
Deferred tax assets	**103,305**	54,249	29,399	21,022	9,833
Current assets	**4,172,921**	4,814,792	4,777,475	3,395,061	3,152,088
Total assets	**11,747,906**	11,383,142	10,969,858	9,163,531	8,604,331

5-YEAR FINANCIAL STATISTICS

		2013 RM'000	2012 RM'000	2011 RM'000	2010 RM'000	2009 RM'000
EQUITY						
Share capital		**1,067,505**	1,067,505	1,067,505	1,067,505	1,067,505
Reserves		**6,479,722**	6,055,779	6,019,591	4,951,146	4,579,951
Cost of treasury shares		**(13,447)**	(13,447)	(13,447)	(13,447)	(13,447)
Total equity attributable to equity holders of the Company		**7,533,780**	7,109,837	7,073,649	6,005,204	5,634,009
Non-controlling interests		**419,460**	397,751	392,422	320,145	308,760
Total equity		**7,953,240**	7,507,588	7,466,071	6,325,349	5,942,769
LIABILITIES						
Deferred tax liabilities		**250,064**	241,823	245,732	241,989	251,072
Deferred income		**72,010**	22,765	-	-	-
Provision for retirement benefits		**259,222**	248,478	224,747	219,378	44,165
Borrowings		**1,558,227**	1,782,714	525,766	1,107,089	1,122,726
Current liabilities		**1,655,143**	1,579,774	2,507,542	1,269,726	1,243,599
Total liabilities		**3,794,666**	3,875,554	3,503,787	2,838,182	2,661,562
Total equity and liabilities		**11,747,906**	11,383,142	10,969,858	9,163,531	8,604,331
SHAREHOLDERS' EARNINGS AND DIVIDENDS						
Earnings per share	(sen)	**86.2**	113.7	147.6	95.1	57.5
Share price at 30 September	(RM)	**22.60**	22.06	21.10	17.00	13.80
Dividend rate	(sen)	**50.0**	65.0	85.0	60.0	40.0
Dividend yield at 30 September	(%)	**2.2**	2.9	4.0	3.5	2.9
P/E ratio at 30 September		**26.2**	19.4	14.3	17.9	24.0

PLANTED AREA AND CROP PRODUCTION

OIL PALM PLANTED AREA / FFB PRODUCTION



Hectares
0
20,000
40,000
60,000
80,000
100,000
120,000
140,000
160,000
180,000
2013
33,072
160,163
3,609
2012
38,265
154,965
3,259
2011
39,211
147,806
3,289
2010
33,962
144,977
3,176
2009
32,744
137,327
2,860
0
500
1,000
1,500
2,000
2,500
3,000
3,500
4,000
4,500
'000 mt
FFB Production ('000 mt)
Planted Area - Immature (hectares)
Planted Area - Mature (hectares)

RUBBER PLANTED AREA / RUBBER PRODUCTION



Hectares
0
5,000
10,000
15,000
20,000
25,000
2013
3,360
14,620
17,531
2012
3,341
15,729
18,997
2011
3,721
17,209
20,847
2010
4,866
17,921
23,005
2009
5,343
21,017
22,381
0
5,000
10,000
15,000
20,000
25,000
'000 kg
Rubber Production ('000 kg)
Planted Area - Immature (hectares)
Planted Area - Mature (hectares)

AREA STATEMENT

	Age In Years	2013 Hectares	2013 % Under Crop	2013 % of Total Planted Area	2012 Hectares	2012 % Under Crop	2012 % of Total Planted Area
OIL PALM							
	4 to 9	**55,520**	**29**		55,145	28	
	10 to 18	**76,708**	**40**		76,831	40	
	19 and above	**27,935**	**14**		22,989	12	
	Mature	**160,163**	**83**	**76**	154,965	80	73
	Immature	**33,072**	**17**	**15**	38,265	20	18
	Total	**193,235**	**100**	**91**	193,230	100	91
RUBBER							
	6 to 10	**1,667**	**9**		2,051	11	
	11 to 15	**3,327**	**19**		3,677	19	
	16 to 20	**2,206**	**12**		2,264	12	
	21 and above	**7,420**	**41**		7,737	40	
	Mature	**14,620**	**81**	**7**	15,729	82	7
	Immature	**3,360**	**19**	**2**	3,341	18	2
	Total	**17,980**	**100**	**9**	19,070	100	9
TOTAL PLANTED		**211,215**		**100**	212,300		100
Plantable Reserves		**17,846**			23,390		
Conservation Areas		**13,198**			8,938		
Building Sites, etc.		**6,791**			6,697		
GRAND TOTAL		**249,050**			251,325		

Note: The area statement above did not include 44,342 hectares of leased land in Papua New Guinea, of which 30,000 hectares are estimated to be plantable.

CHAIRMAN'S STATEMENT



R. M. ALIAS
Chairman

Lacklustre economic and industry trends continued to dominate the operating scene for the Group. Prices of commodities were influenced by slower economic growth which had weakened demand in several key emerging market economies, as well as a more protracted recession in the eurozone. The palm oil industry had to contend with the stocks overhang situation from last year causing prices to be contained below RM2,400 for a substantial part of the period under review.

In spite of the challenging environment, we managed to strike a balance between staying the course in certain areas of our business, and re-alignment of under-performing areas. As a result, KLK remains financially sound and flexible to navigate the unpredictability. With a combination of capable management and a healthy balance sheet, KLK is well placed to invest in new projects while maintaining focus on ensuring that the existing asset base is well managed.

OPERATING LANDSCAPE

While having to deal with the effects of the slow global economic recovery, we had to grapple with a range of other issues such as social regulations and statutory restrictions in countries of our operations. Although we had fended off allegations of open fire burning and child labour practices, we remain vigilant of the risk posed by such allegations. For purpose of good corporate governance, we have, and will continue to constructively engage with various stakeholders to keep them abreast of key developments in all areas of our business.

The Indonesian Government had at the end of September 2013, announced a new decree which limits ownership of palm oil estates to 100,000 hectares per company or group. Notwithstanding that we have already exceeded this threshold, and the rising cost of doing business, Indonesia has always been, and will remain, a key growth area for the Group. Our future strategy for the region will now focus more on organic rather than acquisitive growth.

FINANCIAL PERFORMANCE

Against these industry challenges, the financial results for the year were reflective of the environment in which the Group operated. The Group net profit at RM917.74 million was down by 24.2%, translating to an earnings per share of 86.2 sen.

Plantations

For the financial year in review, the Plantations sector, the main core business, recorded a pre-tax profit of RM791.15 million which is a dip of 33.3% from last year. The substantial lower average prices achieved for palm products and rubber were the chief reasons for the drop in performance for the sector.

Product		Average Selling Prices		Difference (%)
		FY2013	FY2012	
Crude Palm Oil (CPO) (ex-mill)	RM/mt	**2,275**	2,829	- 20
Palm Kernel (ex-mill)	RM/mt	**1,105**	1,580	- 30
Rubber (net of cess)	RM/kg	**9.42**	12.20	- 23

Manufacturing

The core contributor in our Manufacturing sector, the Oleochemicals division was able to benefit from timely purchases of lower priced raw materials, resilient fatty alcohol business and the turnaround of our China operations. These factors attributed to its impressive and encouraging performance for the Manufacturing sector with a pre-tax profit of RM320.34 million for the financial year, a jump of 92.1% from the previous year.

Property

We continue to recognise profits from the seven different products launched during the period between April 2011 to August 2012 for our Bandar Seri Coalfields project. The Property sector recorded a commendable pre-tax profit of RM83.63 million, more than double its contribution from the year before.

DELIVERING SHAREHOLDERS' VALUE

As part of the Group's on-going efforts to return value to shareholders, the Group has paid out an interim single tier dividend of 15 sen per share on 14 August 2013.

The Board is proposing a final single tier dividend of 35 sen per share, which together with the interim dividend makes a total for the year of 50 sen. Total payout of RM532.48 million will account to 58.0% of the year's net profit.

Our cash generation remains strong with net gearing ratio at 7.7%. We will continue to strive to maintain an optimal balance between a reasonable return to our shareholders and conserving sufficient resources to support the long term growth of the Group.

EXPANSION OF LANDBANK

As we embark on our strategy to strengthen our portfolio and reach outside of Malaysia and Indonesia, I am pleased to inform that we had in December 2012 concluded the acquisition of a subsidiary which holds special agricultural business leases of land in Papua New Guinea. We will commence operations after concluding the social and environmental studies in the area.

Following Papua New Guinea, we are also making inroads into Liberia pursuant to the acquisition of 50.0% equity interest in Liberian Palm Developments Ltd (LPD) in November 2013. The remaining 50.0% equity interest in LPD is held by Equatorial Palm Oil plc (EPO). We had also concurrently acquired approximately 54.8% equity stake in EPO, thus increasing our effective interest in LPD to 77.4%. LPD currently has a planted oil palm area of 3,750 hectares with close to 20,000 hectares projected to be planted within the next five years.

With these two strategic long term investments in Papua New Guinea and Liberia, we would be able to spread our geographical risk in addition to ensuring long term and sustainable growth of the Plantations sector.

ACCOLADE RECEIVED

For the second year running, the Company was awarded the "Most Profitable Company (Highest Return on Equity over Three Years)" in the Plantation Sector at The EDGE Billion Ringgit Club Corporate Awards 2013. This industry recognition was a reflection of accumulated results of team work, perseverance, determination and commitment of each and every employee in the KLK Group over the years.

COMMITMENT TOWARDS SUSTAINABLE DEVELOPMENT

Our journey to obtain Roundtable on Sustainable Palm Oil (RSPO) certification in Malaysia that began in 2008 has finally come to fruition. All of our operating centres in Malaysia are either certified or audited for purpose of RSPO certification at the end of September 2013 and have the capacity to produce up to 575,000 mt of certified sustainable palm oil (CSPO).

This achievement was made possible with the full support of all operating centres. These certifications mark the beginning of a long journey in delivering our commitment to ensure the future health of our own business, the wider industry, the customers we serve and the communities we visit.

Other complementary sustainability certifications being pursued are the RSPO Supply Chain Certification System (SCCS), Indonesian Sustainable Palm Oil (ISPO), International Sustainability and Carbon Certification (ISCC) and Renewable Fuel Standard (a requirement by the US Environment Protection Agency). Come 2014, we will also embark on the Malaysian Sustainable Palm Oil (MSPO) certification. These certifications will be obtained depending on business needs and customer requirements.

CORPORATE RESPONSIBILITY

Corporate responsibility underpins the responsible and sustainable delivery of our key business drivers and, as such, is an integral part of achieving our overall strategy. By doing business responsibly and building relationships with customers and the communities, we are managing our risks and ensuring that we will be around for the long term to deliver on our commitments.

Our corporate responsibility activities are embedded into our business practices and long terms programmes, and also include strategic philanthropic deeds. Such activities include ensuring that education is made available to the children of our workers through schools built in our operating centres. These schools were formed in partnerships with Humana Child Aid Society of Sabah and Indonesia Heritage Foundation. Improving infrastructure for the benefit of the communities living in the surrounding areas of our estates is another one of the Group's key initiatives which demonstrate our commitment to corporate responsibility.

STRATEGIC OUTLOOK

We foresee the 2013/2014 period to remain challenging with uncertain market conditions. Structural bottlenecks in infrastructure, labour markets and investment are expected to contribute to the slowdown in many emerging markets. However, our priorities are clear. With our resilient business model, we will remain focused to deliver value for shareholders and enhance our core capabilities in order to optimise our operations to ensure the sustainability and long term growth of the Group.

For our Plantations sector, we are projecting an improvement in yields with increasing oil palm mature areas in Indonesia and improvement in our oil extraction rates. We will maintain a disciplined planting programme, increase productivity and reduce dependency on labour with more mechanisation.

The Oleochemicals division will remain focused on consolidating and improving its existing business segments by working on a number of expansion projects, both in Malaysia and abroad, which will eventually increase the Group's oleochemicals capacities. It will also continue to optimise the integrated value chain and driving both operational and cost efficiency.

BOARD COMPOSITION

Our Board continues to evolve and in May 2013, we were delighted to welcome Tan Sri Azlan bin Mohd Zainol as a new Independent Non-Executive Director. Having served as Chief Executive Officer of the Employees Provident Fund for more than 10 years, Tan Sri Azlan brings to the Board a wealth of valuable experience in the public sector.

IN APPRECIATION

"*In adversity, we find strength.*" To our employees and Management team - Your positive attitude, talents and strengths definitely shone through in the face of challenges before you. Everyone had stayed united, dedicated, committed and loyal while maintaining a sense of perspective to meet the needs of customers, trust and respect for others. On behalf of the Board, I thank you. My sincere hope is that these strengths are carried through in the future as we continue to forge forward towards new horizons of opportunity.

I would also like to offer my appreciation to our shareholders, customers, business partners, bankers and all stakeholders for their continued support and confidence towards the Group.

KENYATAAN PENGERUSI

R. M. ALIAS
Pengerusi

Keadaan ekonomi yang suram dan trend industri yang mendatar terus mendominasi operasi Kumpulan. Harga komoditi telah dipengaruhi oleh pertumbuhan ekonomi yang lebih perlahan dan keadaan resesi di zon euro yang berlanjutan, menyebabkan pengurangan permintaan daripada beberapa pasaran utama yang baharu muncul. Industri minyak sawit terpaksa berhadapan dengan situasi lebihan stok dari tahun lepas menyebabkan harga kekal di bawah RM2,400 bagi sebahagian besar tempoh penilaian.

Walaupun terpaksa berhadapan dengan situasi penuh mencabar ini, kami masih berupaya mengekalkan hala tuju dalam beberapa bidang perniagaan kami di samping melakukan pelarasan semula bidang-bidang yang menunjukkan prestasi kurang memberangsangkan. Keseimbangan ini membolehkan kewangan KLK terus mantap dan fleksibel untuk mengemudi syarikat melalui masa-masa yang tidak menentu. Dengan gabungan barisan pengurusan yang berkebolehan dan penyata kewangan yang teguh, KLK berada pada posisi yang tepat untuk melabur dalam projek-projek baharu sambil terus menajamkan fokusnya agar pangkalan aset sedia ada dapat diuruskan dengan baik.

LANDSKAP OPERASI

Selain terpaksa menangani kesan-kesan pemulihan ekonomi global yang perlahan, kami terpaksa bergelut dengan pelbagai isu lain seperti kekangan sosial dan undang-undang statutori di negara-negara tempat kami beroperasi. Walaupun kami telah berjaya menyangkal dakwaan pembakaran terbuka dan penggunaan buruh kanak-kanak, kami terus berhati-hati dengan risiko dakwaan sedemikian. Bagi tujuan pentadbiran korporat yang baik, kami telah dan akan terus mengekalkan saluran komunikasi yang telus dan terbuka dengan para pemegang kepentingan bagi memastikan agar mereka mengetahui perkembangan penting dalam semua bidang perniagaan kami.

Pada penghujung September 2013, Kerajaan Indonesia telah mengumumkan suatu dekri baharu yang membataskan pemilikan ladang kelapa sawit kepada 100,000 hektar bagi mana-mana syarikat atau kumpulan. Tanpa mengambil kira bahawa kami sudah melepasi had ini dan bahawa kos pembangunan perniagaan kian meningkat, Indonesia telah dan akan terus kekal menjadi komponen pertumbuhan utama Kumpulan. Strategi masa hadapan kami bagi rantau ini adalah untuk memberikan lebih tumpuan kepada pertumbuhan organik berbanding pemerolehan.

PRESTASI KEWANGAN

Berlatarbelakangkan cabaran-cabaran industri ini, keputusan kewangan bagi tahun lepas mencerminkan persekitaran di mana Kumpulan beroperasi. Keuntungan bersih Kumpulan pada RM917.74 juta berkurangan sebanyak 24.2%, iaitu bersamaan dengan pendapatan 86.2 sen sesaham.

Perladangan

Bagi tahun kewangan dalam penilaian, sektor Perladangan yang merupakan perniagaan teras utama Syarikat merekodkan keuntungan sebelum cukai sebanyak RM791.15 juta, iaitu penurunan 33.3% berbanding tahun lepas. Harga purata yang ketara lebih rendah untuk produk-produk sawit dan getah dikenalpasti sebagai faktor utama penurunan prestasi dalam sektor ini.

Produk		Purata Harga Jualan		Perbezaan (%)
		FY2013	FY2012	
Minyak Sawit Mentah (CPO) (dari kilang)	RM/mt	**2,275**	2,829	- 20
Isirung Sawit (dari kilang)	RM/mt	**1,105**	1,580	- 30
Getah (lebihan bersih)	RM/kg	**9.42**	12.20	- 23

Perkilangan

Divisyen Oleokimia, penyumbang utama bagi sektor Perkilangan kami, telah berupaya memanfaatkan pembelian bahan mentah pada harga yang lebih rendah dan tepat pada masanya, ketahanan perniagaan alkohol berlemak yang teguh dan pemulihan operasi di China. Faktor-faktor ini seterusnya menjana prestasi yang sungguh memberangsangkan dan mengagumkan bagi sektor Perkilangan dengan membawa keuntungan sebelum cukai RM320.34 juta bagi tahun kewangan, iaitu lonjakan 92.1% dari tahun sebelumnya.

Hartanah

Tujuh produk yang kami lancarkan untuk projek Bandar Seri Caolfields antara April 2011 dan September 2012 terus merekodkan keuntungan. Sektor Hartanah mencatatkan keuntungan sebelum cukai yang memberangsangkan iaitu RM83.63 juta, sumbangan lebih dua kali ganda berbanding tahun sebelumnya.

MEREALISASIKAN NILAI PEMEGANG SAHAM

Sebagai sebahagian daripada usaha Kumpulan untuk terus memberi pulangan nilai kepada pemegang saham, Kumpulan telah membayar dividen interim tahap tunggal bernilai 15 sen sesaham pada 14 Ogos 2013.

Lembaga sedang merancang dividen tahap tunggal muktamad bernilai 35 sen sesaham, iaitu sejumlah 50 sen setahun jika dikira bersama dividen interim. Jumlah pembayaran RM532.48 juta merangkumi 58.0% keuntungan bersih tahun dalam penilaian.

Penjanaan tunai kami kekal mantap dengan nisbah pengearan bersih pada 7.7%. Kami akan terus berusaha untuk mengekalkan keseimbangan yang optimum antara pulangan yang munasabah dengan pengekalan sumber yang secukupnya bagi menyokong pertumbuhan jangka panjang Kumpulan.

PELUASAN SUMBER TANAH

Sambil kami membangunkan strategi untuk memantapkan portfolio kami di samping menjangkau pasaran luar Malaysia dan Indonesia, saya dengan bangganya ingin memaklumkan bahawa kami telah berjaya melengkapkan pengambilalihan sebuah subsidiari yang memegang lesen pajak khas untuk tanah-tanah pertanian di Papua New Guinea pada Disember 2012. Kami akan memulakan operasi sejurus kajian sosial dan persekitaran di kawasan tersebut selesai dijalankan.

Selain Papua New Guinea, kami juga sedang berdiri di ambang laluan Liberia dengan mengambil alih 50.0% kepentingan ekuiti di dalam *Liberian Palm Developments Ltd* (LPD) pada November 2013. Baki 50.0% lagi dipegang oleh *Equatorial Palm Oil plc* (EPO). Pada masa sama, 54.8% pegangan ekuiti dalam EPO yang kami peroleh telah melonjakkan kepentingan efektif kami di dalam LPD kepada 77.4%. LPD kini memiliki kawasan penanaman kelapa sawit yang telah ditanam seluas 3,750 hektar manakala 20,000 hektar lagi dijangka akan siap ditanam dalam tempoh lima tahun akan datang.

Dua pelaburan jangka panjang yang strategik di Papua New Guinea dan Liberia ini diramal mampu meringankan risiko geografi selain memastikan pertumbuhan jangka panjang yang mapan dalam sektor Perladangan.

PENGANUGERAHAN & PENGIKTIRAFAN

Bagi tahun kedua berturut-turut, Syarikat telah dianugerahkan *"Most Profitable Company (Highest Return on Equity over Three Years)" in the Plantation Sector at The EDGE Billion Ringgit Club Corporate Awards 2013.* Pengiktirafan industri ini mencerminkan keteguhan kerja berkumpulan, ketabahan, kecekalan dan komitmen setiap kakitangan dalam Kumpulan KLK sepanjang tahun-tahun yang lalu.

KOMITMEN KE ARAH PEMBANGUNAN MAPAN

Segala usaha yang kami telah curahkan untuk memperoleh pensijilan *Roundtable on Sustainable Palm Oil* (RSPO) di Malaysia sejak tahun 2008 akhirnya berjaya membuahkan hasil. Semua pusat operasi kami di Malaysia sama ada telah selesai diaudit atau diiktiraf untuk pensijilan RSPO pada penghujung September 2013 dan berkemampuan untuk menghasilkan sehingga 575,000 mt minyak sawit mapan (CSPO).

Tanpa sokongan penuh semua pusat operasi, usaha ini sudah pasti sukar. Pensijilan ini menandakan bermulanya suatu perjalanan yang panjang dalam merealisasikan komitmen kami demi menjamin kesejahteraan masa depan perniagaan kami, keseluruhan industri, para pelanggan dan masyarakat yang kami lawati.

Pensijilan eksklusif lain yang sedang kami usahakan untuk dicapai ialah RSPO *Supply Chain Certification System* (SCCS), *Indonesian Sustainable Palm Oil* (ISPO), *International Sustainability and Carbon Certification* (ISCC) dan *Renewable Fuel Standard* (disyaratkan oleh *US Environment Protection Agency*). Pada 2014, kami juga akan menumpukan usaha kami ke arah *Malaysian Sustainable Palm Oil* (MSPO), yang mengetengahkan pematuhan kepada keperluan perniagaan dan kehendak pelanggan.

TANGGUNGJAWAB KORPORAT

Tanggungjawab korporat menzahirkan kebertanggung-jawaban dan keutuhan pemacu perniagaan utama kami dan oleh yang demikian, merupakan komponen penting dalam memenuhi strategi keseluruhan Syarikat. Dengan menjalankan perniagaan secara telus dan membentuk jalinan yang rapat dengan pelanggan dan masyarakat, kami mampu menguruskan risiko kami dengan lebih baik dan memastikan agar kami akan terus bertapak dalam arena ini untuk tempoh yang lebih lama bagi merealisasikan komitmen kami.

Tanggungjawab korporat kami disemai dalam setiap amalan perniagaan kami dan pelbagai program jangka panjang. Ia juga merangkumi aktiviti amal kebajikan yang strategik, seperti menyediakan prasarana pendidikan kepada anak-anak pekerja kami serta pembinaan sekolah di pusat-pusat operasi kami dengan kerjasama *Humana Child Aid Society of Sabah* dan *Indonesia Heritage Foundation*. Pembangunan dan penambahbaikan prasarana bagi kemudahan komuniti yang tinggal di sekitar ladang-ladang kami juga merupakan salah satu inisiatif utama Kumpulan yang mendemonstrasikan komitmen teguh kami dalam pelaksanaan tanggungjawab korporat.

PANDANGAN STRATEGIK

Kami menjangka tempoh 2013/2014 akan terus mencabar dengan keadaan pasaran yang tidak menentu. Masalah-masalah infrastruktur, pasaran buruh dan pelaburan dijangka akan menyumbang kepada kelembapan pelbagai pasaran baharu. Walau bagaimanapun, keutamaan kami adalah jelas. Dengan model perniagaan yang kukuh, kami akan terus fokus untuk menyampaikan nilai kepada para pemegang saham kami, merangsang keupayaan teras kami dan mengoptimumkan operasi kami demi mengekalkan kemapanan dan pertumbuhan jangka panjang Kumpulan.

Dalam sektor Perladangan, kami menjangka peningkatan hasil dengan bertambahnya kawasan matang untuk penanaman sawit di Indonesia dan peningkatan kadar pengekstrakan minyak kami. Kami akan mengekalkan program penanaman yang berdisiplin, mendorong produktiviti dan meminimumkan kebergantungan pada buruh dengan memperkenalkan penggunaan lebih banyak mesin.

Seksyen Oleokimia akan terus memfokus dalam menyatupadukan dan melakukan penambahbaikan segmen perniagaan sedia adanya dengan melaksanakan beberapa projek perkembangan, di Malaysia dan juga luar negara, yang seterusnya dapat meningkatkan kapasiti oleokimia Kumpulan. Ia juga akan terus mengoptimumkan rantaian nilai bersepadu di samping memacu kecekapan operasi dan kos.

AHLI LEMBAGA

Perubahan adalah sesuatu yang tidak dapat dielakkan dan pada Mei 2013, kami dengan bangganya mengalu-alukan Tan Sri Azlan bin Mohd Zainol sebagai Pengarah Bukan Eksekutif Bebas yang baharu. Selaku Ketua Pegawai Eksekutif Kumpulan Wang Simpanan Pekerja selama lebih 10 tahun, Tan Sri Azlan berpengetahuan luas dalam sektor awam dan dilengkapi pengalaman yang amat bernilai bagi mengendalikan tugasan baharunya dengan sebaiknya

PENGHARGAAN

"Dalam kegetiran, kami temui kekuatan." Kepada semua pekerja dan barisan Pengurusan – sikap positif anda, bakat dan kekuatan diri nyata terserlah setiap kali cabaran dan rintangan menjelma di depan mata. Setiap individu telah melaksanakan peranannya dengan bersatu padu, berdedikasi, komited dan telus sambil mengekalkan keyakinan mereka, sifat menghormati orang lain dan keinginan yang tinggi untuk memenuhi keperluan setiap pelanggan. Bagi pihak Lembaga, saya ingin mengucapkan Terima Kasih. Harapan tulus saya adalah semoga kekuatan ini akan terus menjadi perisai pada masa depan sambil kita mara meneroka peluang-peluang baharu.

Saya juga ingin menyampaikan penghargaan saya kepada para pemegang saham, pelanggan, rakan-rakan niaga, jurubank dan semua pemegang amanah di atas sokongan dan keyakinan mereka yang tidak berbelah bagi terhadap Kumpulan ini.

CEO'S REVIEW OF OPERATIONS



TAN SRI DATO' SERI LEE OI HIAN
Chief Executive Officer

The tough operating conditions during the last financial year had prepared us for a challenging and volatile 2012/2013 period. Slowdown in economic growth in major importing countries continued to affect demand for commodities and exerted pressure on prices. This was particularly so for palm oil with record high stocks build-up towards the end of 2012 to mid of 2013 and continued price distortions due to Indonesian export tax regime for crude palm oil (CPO).

On the positive side, our diversified portfolio allowed us to unlock other growth potential within the Group. With lower feedstock prices and strategically assessing the market needs, our oleochemical businesses were able to make significant strides and delivered strong returns, achieving their best performance to-date.

Our perseverance and experience in facing global macroeconomic uncertainties helped the Group to remain profitable at RM917.74 million with a turnover of RM9.15 billion. Going forward, we will continue to focus on leveraging on the Group's strong fundamentals while pursuing operational efficiencies at all business segments and strengthening our portfolio.

Results of Core Businesses:

Sector	Pre-tax Profit (RM'000)
Plantations	791,151
Manufacturing	320,337
Property	83,627
Total	**1,195,115**

PLANTATIONS

The Plantations sector had a difficult year, which saw profit declining by 33.3% to RM791.15 million on a turnover of RM4.13 billion. Other than the general impact of a sluggish global economy, much weaker prices for palm products were the key factors for the lower results. CPO prices continued to be weighed down by high export duties and under-pricing of refined oils by Indonesia. Malaysia had to restructure its own export duty on CPO to allow its ailing refineries to survive and compete. This created a positive effect of improving exports and the gradual tapering of stocks had lifted prices from the lows to the trading range of RM2,250/mt to RM2,350/mt which prevailed for most of the financial year.

The Group's selling prices of CPO continued to be diluted by the lower prices achieved in Indonesia with no protection from the high export duty. The average selling price of CPO was RM2,275/mt (ex-mill). The average price of palm kernels of RM1,105/mt (ex-mill) was similarly depressed by the high export duty on crude palm kernel oil in Indonesia and compounded by the huge geographical discount particularly in East Kalimantan which lacked crushing capacities.

Another tough area faced by the Group was the high cost factor. Mandatory annual wage increase for 2013 in Indonesia was quite hefty in most regions with the highest in East Kalimantan, which rose by 52.2%. During the financial year, Malaysia also implemented its minimum wage policy. Together with spending on various yield improvement projects, the cost of production was higher than what the Group had hoped to achieve in its budget. The Group still has to carry high costs in several of its maturing and younger areas where productivity is still low. However, as the benefit from the yield improvement projects starts to kick in with time, the improved productivity would help to mitigate rising costs. Going forward, a conscious effort would be made to improve labour efficiency. For the financial year, the average cost of FFB declined by 3.1% to RM230/mt (ex-estate) whilst CPO cost was unchanged at RM1,301/mt (ex-mill).

The refining and kernel crushing businesses of the Group returned a commendable contribution of RM50.73 million, doubling what it achieved the previous year. The Group's maiden refinery of 1,000 mt/day in Indonesia's Belitung Island was commissioned in late April 2013. This has provided some shelter to the high export duty on Indonesian CPO and it was satisfying to note that the refinery was able to capture positive margins and add value to the operations since its commissioning. Two other refineries under construction in Riau, Indonesia have been delayed by shortage of labour and supplies. Notwithstanding, they are nearing their commissioning dates; one in November 2013 and the other in April 2014.

OIL PALM

Performance

The oil palm sector contributed RM743.88 million, accounting for 93.4% of the total profit from estate operations and yielding a profit per average mature hectare of RM4,200 after replanting expenditure. The Group was able to contain the cost of production with the higher overall FFB yield despite having to withstand high costs in new maturing fields, particularly in Indonesia. In our joint venture operations in North Sumatra where massive replanting has been done, yields are already improving, and most of the heavy expenditure has been incurred. We are optimistic that the rising yields will coincide with lower costs going forward. Similarly, in Central Kalimantan, previous unintended high cost is behind us and we will start the new financial year on a clean slate with expectation of improvement in yields and supported by a new palm oil mill to mitigate the previous low prices paid by third party mills.

FFB Production and OER

There was overall growth in the Group's FFB output by 10.7% to 3.61 million mt which came from steady improvement in Peninsular Malaysia, a strong recovery from tree stress in Sabah and new areas coming into harvest in Indonesia. FFB yield improved by 5.5% to 22.51 mt/ha and CPO yield moved up by 4.3% to 4.83 mt/ha. However, OER slipped a tick to 21.46% as wet weather particularly in Sabah and East Kalimantan had resulted in poor bunch formation of FFB. The challenge going forward would be to ensure fast rising yields in new fields amidst cost control.



Kekayaan Estate, Johor, Malaysia

Age Profile of Oil Palm Trees
At 30 September 2013


14%
17%
FY2013
193,235 ha
40%
29%
Immature
4-9 years
10-18 years
19 years & above

Palm Age (Years)	Size (Hectares)	Percentage (%)
Immature	33,072	17
4-9	55,520	29
10-18	76,708	40
19 & Above	27,935	14
Total	**193,235**	**100**
Weighted Average Age for Group (years)		**11**

Geographical Location of Planted Areas
At 30 September 2013


27%
53%
FY2013
193,235 ha
20%
Peninsular Malaysia
Sabah
Indonesia

RUBBER

With hardly any catalyst to motivate the rubber market, the average price achieved declined to RM9.42/kg, translating to a profit contribution of RM52.15 million after replanting expenditure and RM3,021 profit per average mature hectare.

Output continued to shrink by 7.7% to 17,531 mt with progressive replanting of the remaining 3,850 hectares of aging trees in Sumatra into oil palms targeted for completion by 2016. The low yields in Indonesia have dragged down overall output and yield to 1,166 kg/ha with corresponding increase in ex-estate cost to RM4.41/kg.

Rubber prices have stagnated at about RM8.00/kg due to the uncertain economic situation and burden of physical stocks.

OTHER DEVELOPMENTS

New Mills
Other than the earlier mentioned maiden refinery in Indonesia already commissioned in April 2013 and two others on-stream, we successfully commissioned a new 70 mt per hour palm oil mill in our Mulia Agro Permai (MAP) complex in Central Kalimantan in March 2013 to cater for the future growth expected from the region. Another new mill in the same region is under planning.

Our new mill in Stabat, North Sumatra is expected to be ready by end 2013 and in East Kalimantan, we have increased the capacity of the present mill to 90 mt per hour and in the process of building another, targeted for completion by end of 2014.

Other Value-Add Projects
During the financial year, we added a biogas capture plant in Belitung Island to capture methane gas through the anaerobic treatment of the palm oil mill effluent. The captured biogas will be able to provide power and electricity to the refinery and a newly commissioned kernel crushing plant with expectations of huge savings in terms of diesel substitution. Another biogas plant in Riau, Sumatra is near completion and is expected to come on-stream in the next financial year.

We continued to undertake other smaller value-added projects like bulking installations in Kalimantan to accommodate evacuation of products to support the upcoming new palm oil mills.

RESEARCH AND DEVELOPMENT (R&D)

KLK's associate company, Applied Agricultural Resources Sdn Bhd (AAR) provides the Group with technical support in terms of agronomy and advisory as well as testing new frontiers in research and development work. Scientific evaluations and experiments continue to be the main focus to ensure field practices are not only agronomically and economically sound, but also ecologically and environmentally friendly.

These experiments include efforts to minimise erosion and run-off losses during replanting operations. The results therefore showed that the quick establishment of a mixed legume system produced higher oil palm yields in the first two years of harvesting. Studies were also made to ascertain the role of micro-organisms in improving fertiliser efficiency, nutrient uptake, disease control and productivity of oil palms.

There was also increased use of technologies such as the Electrical Impedance Tomograph (EIT) to detect Ganoderma infection at an early stage and usage of unmanned aerial vehicles (UAVs) fitted with near infra-red cameras to obtain quick extensive aerial information for problem identification such as poor drainage, pest and disease outbreak and palm nutritional status so that immediate corrective actions can be carried out.

In relation to breeding and biotechnology, improving oil yield and OER remain the primary objectives. AAR had produced the AA Hybrida IS (read as AA Hybrida I Semi-clonal) planting material, which is the elite version of AA Hybrida I, produced by using only proven superior clonal dura as the maternal parent. The characteristics of AA Hybrida IS are high yields (FFB and OER), high bunch number, short, small palm stature and uniform.

On-going research to further enhance the AA Hybrida planting material had yielded encouraging results and are being further evaluated for the identification of superior duras and pisiferas. The selected duras and pisiferas are expected to produce AA Hybrida II that is 28% more oil yield than AA Hybrida I.

KLK currently has planted approximately 8,000 hectares of clonal palms which we believe is one of the largest in the industry.



Nursery at Pang Burong Estate, Tawau, Sabah

MANUFACTURING

OLEOCHEMICALS

The KLK Oleo Group ended the financial year with a pre-tax profit of RM319.60 million compared with RM181.07 million for the previous year. Strong performance from the Malaysia and China operating units contributed to the Group's improved results, however this was muted by weak performance from our European units which were unable to realise the budgeted sales volumes. Our China operations had staged a strong turnaround, through our strategy of developing direct and key accounts, and on improving operational efficiencies.

While our fatty acids business continued to grow both as captive to support and value add to our growing downstream businesses and the merchant market, the increasing world capacities for fatty acids mainly due to the tax structure favouring downstream players in Indonesia and competition from Indonesian producers, will continue to put pressure to depress prices further. Apart from the new 165,000 mt per annum plant in Indonesia and the additional 100,000 mt per annum expansion in Germany, new projects which will add more capacities to our Asian operations will consistently be evaluated over the next two years in order to achieve better economies of scale, and with the new plants better equipped to handle flexible raw material feed.

In Europe, we are also embarking on logistic and storage expansion projects to boost KLK Oleo's cost competitiveness. Malaysia's graduation from the EU's Generalised Scheme of Preferences (GSP) in 2014 will position KLK Emmerich as our strategic and key supplier to the European market and hence our focus to further bring costs down is important to ensure that we remain relevant against the increased competitiveness of other European producers.

For soap noodles, Asia remains the key market, with emerging markets gaining significance. The emerging economies remain very price sensitive, hence our ability to supply good quality soap noodles at competitive costs will determine the sustainability of the soap noodles business.

The fatty alcohols business has progressively improved in 2013. The fatty alcohol expansion project is expected to be ready in the next financial year, which will allow us to leverage on our plant's flexibility to produce multiple cuts of alcohols. Malaysia's graduation from the GSP scheme will mean additional duty burden for our pure cut alcohols compared to Indonesian imports, and also local EU players. However, given the competitiveness of synthetic fatty alcohol, our increase in capacity will also put us in a better position to meet this challenge.

Our small biodiesel business continued to do relatively well. However, our existing methyl ester plant is unable to provide sufficient internal feedstock for our fatty alcohol and sulphonated methyl ester requirements. Considering the positive business outlook, we plan to expand our existing methyl ester capacity with a new trans-esterification plant to ensure ample supply to feed our downstream operations and also the increasing biodiesel demand.

Our third fatty ester plant in Malaysia has been successfully commissioned and will now provide more flexibility to produce medium-chain triglycerides (MCT). This specialty ester plant is dedicated to produce MCT for food and pharmaceutical applications. This will allow us to further strengthen our market share particularly in Cosmetics & Toiletries, Lubricants and Food industries.

For our Kolb surfactants business, the challenge is to aggressively expand the specialty segment, while filling up the rest of the plant with commodity products. The focus for the operation will be on process optimisation and to continue to drive cost efficiency to improve competitiveness.



Oleomas plant, Westport, Selangor, Malaysia

As market demand is still low for our tocotrienol products despite obtaining our patents for "Use of Tocotrienol Composition for the Prevention of Cancer" and "Synergistic Interaction of Tocotrienol and Tyrosinase Inhibitors for Dermatological Applications", our nutraceutical arm continues to suffer losses. However, going forward, with the new plant within the Oleomas complex in Westport, Klang, we foresee lower production costs with the use of latest advanced purification processes to produce high quality tocotrienols.

The outlook for the next financial year remains challenging. The pressure for the Group is to fill up and manage the planned added capacities vis-à-vis further upsurge in world capacity which will put more strain on an already over-built scenario especially for fatty acids and fatty alcohols. This is set against the backdrop of a nascent recovery of the US and European economies, and slowing growth in emerging markets and with possible tightening of credit supply. While the emphasis remains to drive cost and value chain efficiency, the KLK Oleo Group will need to reinforce the team to face all these challenges.

NON-OLEOCHEMICALS

Our rubber gloves business remained profitable albeit lower than last financial year arising from lower sales volume as well as higher labour costs due to implementation of the minimum wage act and one-off redundancy compensation. We remain optimistic about the business' prospects as we continuously pursue on improving formulations, optimising processes to drive costs down without compromising on glove performance and intensify efforts on process automation and innovations to reduce dependence on labour.

For our parquet flooring business, we are seeing positive results to further contain losses from our rationalisation exercises, effective cost control measures, maintenance of the high quality of our products and increasing our market visibility.

PROPERTY

BANDAR SERI COALFIELDS, SUNGAI BULOH, SELANGOR

It was a record-breaking year for our property business as we recognised profit from our township development project, Bandar Seri Coalfields (BSC). The revenue was up by 20.9% to RM208.59 million and pre-tax profit of RM83.63 million was more than double from the previous financial year.

BSC, the 1,000-acre township project with an estimated Gross Development Value (GDV) of RM4.2 billion, is expected to comprise more than 6,000 units of mixed residential and commercial properties when completed. As we focus on the concept of sustainable community living, BSC will have a good range of public amenities including primary and secondary schools, police station, mosque, church, bus terminal, market and petrol stations and will boast of approximately 50-acre central town park as well as several neighbourhood parks and playgrounds to complement the development.

We have between April 2011 and August 2012 successfully launched Phase 1 of BSC comprising 965 units of mixed residential and commercial properties in various sub-phases. The GDV of these launches was approximately RM493 million, achieving a total of 95.7% sales.

Earthworks on the new phase, officially known as Precinct 3, has commenced and is expected to have a GDV of RM560 million. Precinct 3 will have new features in relation to theme, design and security. We are targeting two launches for Precinct 3 with a total of 487 units of double storey terrace houses for the next financial year.

Going forward, we expect the revenue contribution from the Property sector to decrease slightly in the coming financial year to reflect the completion of Phase 1 before gradually increasing with the commencement of Precinct 3C and other new upcoming launches.

SIERRAMAS RESORT HOMES

Park Manor, a gated and guarded project, was launched during the financial year and is also the last phase of the Sierramas Resort Homes development. It offered a total of 41 units of 3-storey strata villas fitted with individual lifts, air-conditioning units, first class security system and comes with its own clubhouse and pool.



Completed Bromelia houses at Bandar Seri Coalfields

INTEGRATED BUSINESS VALUE CHAIN


LEGEND
Product
Process
Plantations
Fresh Fruit Bunches
Mill Process
Biomass Plants / Effluent Treatment
Effluent Ponds / Empty Fruit Bunches / Kernel Shell
Mulching in Fields
Kernels
Crude Palm Oil
Ecomat Production
Crushing
Refining & Fractionation
Palm Kernel Oil
Palm Kernel Cakes
Palm Fatty Acids
RBD Olein
RBD Palm Oil
RBD Stearin
Splitting
Transesterification
Glycerin
Fatty Acids
Methyl Esters
Neutralisation
Esterification
Sulphonation
Soap
Fatty Esters
Methyl Esters
Methyl Esters Sulfonate
Amidation
Hydrogenation
CDE / CME / EBS Fatty Amines
Fatty Alcohols
Alkoxylation
Fatty Acid Alkoxylates
Fatty Alcohol Alkoxylates
Fatty Ester Alkoxylates
Fatty Amine Alkoxylates



Pinang Palm Oil Mill, Tawau, Sabah, Malaysia

CORPORATE RESPONSIBILITY



BUSINESS SUSTAINABILITY

The KLK Group recognises that sustainability in business is a collective commitment to obtain a good balance between social, economic and environmental aspects. We have continued to make progress in improving core business practices across our operating centres guided by the adoption and application of environmentally responsible practices, sound social policies and governance structures in order to minimise risks and volatility of the long term development impact of corporate activities.

RESPONSIBLE BUSINESS PRACTICES

Plantations

The KLK Group takes cognisance of the rising focus on environmental issues and labour rights. At KLK, conservation of the environment remains uppermost on our priorities. Preservation of high conservation areas within our plantations such as forest and riparian reserves, waterfalls, hot springs and eco-systems demonstrates our support for biodiversity.

KLK practices a strict zero burning policy which is implemented in all of our replanting and new planting programmes. Innovative and environmentally friendly techniques are utilised during clearing of old palm trees. Small pieces of pulverised palms are spread widely across the whole field which is effective to destroy potential breeding sites of pests such as rhinoceros beetles and rats. Such practice ensures that the decomposed biomass eventually adds back the organic matter to the soil and reduces the use of pesticides.




HIGH CONSERVATION VALUE
WELCOME
to
Pang Burong
HOT SPRING

Conservation of hot spring at Pang Burong estate, Sabah, Malaysia

The Board firmly believes that social and environmental performance stemming from good management and corporate governance will generate and sustain short and long term value for our stakeholders. Corporate responsibility at KLK is an on-going commitment to protect, benefit and enhance the well-being of the community and environment we operate in. Our corporate responsibility activities are reflected in our business practices and long term programmes, and also include assistance through philanthropic deeds.

Beneficial plants such as Turnera subulata, Cassia cobanensis and Antigonon leptopus and use of the barn owls are also integrated into our pest management programme as they are proven to be effective biological controls.


Turnera subulata


Barn owl

To minimise soil and nutrient loss, KLK adopts a sound soil, water and fertiliser management system. Ecomats and the use of ground cover crop such as mucuna bracteata have been effective in achieving the objective. Our research arm, Applied Agricultural Resources Sdn Bhd has also provided some positive findings on the usage of different types of cover crops to further improve yields and would be considered for future adoption.

Other green initiatives involving use of palm biomass include the practice of frond placement in suitable location and maintenance of soft vegetation in the inter rows in mature land. In addition, techniques such as terracing and platforms are applied on undulating terrains whilst steeper areas are left for conservation. We have also transformed degraded ex-tin mining land into productive oil palm plantations with the extensive use of by-products from our palm oil mills such as empty fruit bunches, mulching and appropriate fertilising.

For a more efficient waste management programme, our solid waste removers in a substantial number of our mills have been treating Palm Oil Mill Effluent (POME) into an environmentally friendly fertiliser. Sludge from the effluent pond is treated in anaerobic ponds and the eventual separated solid waste will be used as organic fertilisers to enhance our palms whilst the filtered water will be recycled for cleaning purposes.

KLK has also been taking conscious efforts to reduce its carbon footprints particularly in reducing emission of greenhouse gases (GHG) from its POME. The Group has three clean development mechanism (CDM) projects in Sabah, Belitung Island and Riau respectively to trap and utilise methane gas released as a power generator. We expect to add an additional two CDM projects for the coming financial year.

Oleochemicals

Over at our Oleochemicals division, raw materials used are renewable and derived from natural resources. Our manufacturing processes and business operations are also designed to reduce KLK Oleo's carbon footprint.

We also contribute to a sustainable future for the environment by supporting various biodiversity initiatives. A good example is the falcon nest that we have built on our chimney in order to house a particular falcon specie in our industrial surrounding.



One of the falcon nests found at our Emmerich, Germany industrial area

Other Activities Promoting Conservation

KLK is currently partnering *Yayasan Konservasi Khatulistiwa Indonesia* (YASIWA) for collaborative works to enhance the conservation effort in our Sabah operating centres. Inputs from YASIWA are taken into consideration in our conservation activities to enrich the biodiversity in the conservation area which covers a mangrove swamp and a jungle tree area of 70 hectares. Arrangements to undertake other collaborative studies with the local universities in Sabah are also in the works.

Simultaneously, we are also working closely with the Tabin Wildlife, specifically with Borneo Rhino Alliance (BORA), to assist them in monitoring the encroachment activities along our boundaries and to report sightings of wild animals in the area. BORA is a local non-governmental organisation based in Sabah that provides protection and monitoring of a critical population of Sumatran Rhinos in Tabin Wildlife Reserve in Eastern Sabah.



Working together with Borneo Rhino Alliance to protect Sumatran Rhinos

INDEPENDENT SUSTAINABILITY CERTIFICATION BENCHMARKS

Being a responsible palm oil producer and one of the founding members of Roundtable on Sustainable Palm Oil, KLK strongly advocates the production and use of sustainable palm oil. KLK had also embarked on a structured training programme for our employees, spearheaded by our Sustainability division.

KLK had played an active part in the review of the existing principles and criteria of Roundtable on Sustainable Palm Oil which serves to address the increasing concerns over environmental issues, labour rights and engagement with stakeholders. KLK also adopted the Indonesian Sustainable Palm Oil standards and remains fully committed to participate in the Malaysian Sustainable Palm Oil standards when they come in force in due course.

Roundtable on Sustainable Palm Oil (RSPO)

KLK has been working actively towards achieving RSPO certification of its oil palm operations since 2008 as we believe the integration of principles and values of sustainability in our operations will further enhance the long term economic sustenance of KLK's assets.

All of KLK's operating centres in Malaysia are certified. At the end of September 2013, 10 palm oil mills that are supported by one or a few supplying estates have been certified. The remaining palm oil mill in Tanjung Malim audited early in the year obtained its certification in November 2013.

For our Indonesia operations, two of our mills have already been RSPO certified while three more are pending receipt of certification. Preparatory work for the remaining operating centres are progressing well and we are on target to fully certify our Indonesian operations by 2015.

The total available production of certified sustainable palm oil (CSPO) from the 13 certified palm oil mills stood close to 575,000 mt per annum.

RSPO Supply Chain Certification System (SCCS)

In addressing the concern of transparency and traceability of supply chain, both our two refineries in Malaysia and Oleochemicals division in Malaysia and Europe are RSPO SCCS certified. We are in the process of obtaining the SCCS certification for our newly built refinery in Belitung Island, Indonesia. With the SCCS, we will be able to provide and meet the product and sustainable development needs of our customers.

Indonesian Sustainable Palm Oil (ISPO)

For our Indonesian operations, two mills have been audited during the financial year for the purpose of ISPO certification. We are confident that we would be able to apply all the ISPO standards in our entire Indonesian operations by end 2014.

International Sustainability and Carbon Certification (ISCC)

At the end of September 2013, we have a total of 11 palm oil mills and all 3 of our refineries in Malaysia and Indonesia certified under ISCC. The ISCC certification is evidence that biomass and bioenergy therefrom are produced in accordance to European and German sustainability legislation (the European Renewable Energy Directive (EU RED) and the German Sustainability Ordinances (BioNachV) respectively).

Others

Other certifications depending on the business needs and customer requirements that have been obtained by the KLK Group include:-

- GMP+B2 (for Good Manufacturing Practice) to address concern about the source and traceability of ingredients throughout the food chain from raw material to finished product;
- Renewable Fuel Standard by the US Environment Protection Agency; and
- British Retail Consortium on Food Safety.


CERTIFICATE
RSPO

CERTIFICATE
RSPO SCCS

Certificate

WORKPLACE

The Group is committed to provide and maintain a healthy and safe working environment and to instil a sense of awareness amongst its employees on environmental, safety, health and welfare matters.

We continue to improve the quality of life for our workers and have regular engagement sessions with them. We enjoy a cordial relationship with various employee unions for employees' wellbeing, protection and assurance of support.

We had also embarked on a housing programme in Malaysia and Indonesia to build new housing with improved and practical layouts to uplift the quality of life of our employees. This will be augmented by the provision of clean and treated water in estates which still do not have them. The residents are also encouraged to adopt the 3Rs "Reduce, Reuse, Recycle" motto, and the recycled bins are also provided for their convenience.


Recycling bins prepared at the housing area of workers


Water treatment facility available to workers in East Kalimatan

Community-based crèches are also available for working parents to place their babies and very young children while at work.

Other activities carried out include medical health screening and awareness programmes, rewarding employees' children who perform well in their studies and recognition of long-service. We continue to promote healthy lifestyles and team cohesiveness by sponsoring free courts, nets and consumables for our employees to participate in sporting activities.

KLK remains committed to workplace diversity and this can be seen in our practices which do not discriminate stakeholders on account of race, age, gender and minorities. These practices are grounded in our belief that basic human rights and good corporate governance will improve the quality of life of our stakeholders, be they employees, their families, contractors or customers.

Occupational Safety & Health (OSH)

The OSH Department at the Group's Head Office ensures that OSH standards are applied uniformly across all operating centres and consistency is guided by the industry specific OSH Manual and Guidelines which contain all our standards, safe work procedures and standard documentation used. Annual audits are also undertaken to check on compliance and adherence to the OSH procedures and standards that have been established through the years.

Our high standards of OSH practice continued to be recognised when Mulia Agro Permai (MAP), one of the Group's plantations in Central Kalimantan, was accorded recognition by the Provincial Government of Central Kalimantan for zero accidents at the work place during the National Awareness and Occupation, Safety and Health Day. MAP was able to maintain this achievement in safety for the past three years.

Regular in-house awareness dialogues and workshops are held to share any new developments or implementation issues. We also issue a quarterly newsletter called "Talking Safety @ KLK" to keep employees abreast with the latest developments and learn from each other in terms of lifting us to higher standards.

Over at our operations in Emmerich, Germany, we had also implemented an occupational health prevention programme where employees are invited on a weekly basis to attend specific health prevention courses led by an experienced trainer.



Participants during Safety Day at Pinang Palm Oil Mill, Sabah

Responsible Care ©

To further drive improvement in its Safety, Environmental and Health Management, our Oleochemicals division through Palm-Oleo Sdn Bhd (Palm-Oleo) adheres to the management codes of practice of the Responsible Care © Programme, an initiative of the chemical process industry.

During the financial year, Palm-Oleo was recognised for its efforts for the 2nd year running during the annual Responsible Care Awards by Chemical Industries Council of Malaysia. Palm-Oleo was accorded the Silver Award for Pollution Prevention Code, and Merit Awards for Distribution Code, and Employees Health & Safety Code in the Oleochemical Category.

Education – Humana Schools and Collaborations with Indonesian Heritage Foundation

One of KLK's core corporate social responsibility efforts involves education, specifically its responsibility towards its employees and the United Nation's Millennium Development Goals of basic education for all children. KLK embarked on this mission in 2011 via a two-pronged strategy, each with specific objectives and focus on children of different age groups.

For our operating centres in Sabah, the Company collaborates with Humana Child Aid Society of Sabah (Humana) and the Indonesian Heritage Foundation (IHF), the former focussing on children ranging from Standard 1 to Standard 6; the latter on younger children.

With Humana, KLK has set up 5 learning centres in Sabah to provide basic educational needs to the children of the Company's workers. Each of these educational centres are equipped with proper classrooms, teachers' room, libraries, basic science laboratories, computer rooms, canteens, playgrounds and other amenities.

Region	Location of Learning Centres
Tawau Region	Mill 2 Complex
	Ladang Pinang
	Ladang Jatika
Lahad Datu Region	Ladang Bukit Tabin
Sandakan Region	Ladang Bornion

The partnership with the IHF developed a programme integrating the IHF curriculum which is dedicated to inculcating good character in young children. Since the project's launch in 2011, 18 kindergartens have been established in our Sabah operating centres.

To-date, KLK's collaboration with Humana and the IHF in Sabah has produced 56 teachers and enriched the young minds of 1,545 children.



Children at one of the HUMANA schools

In Indonesia, KLK has established 17 kindergartens with the IHF curriculum, commonly known as PAUD (*Pendidikan Anak Usia Dini*) to educate young children from ages 3 to 5 years old. We have 29 trained teachers overseeing a total of 473 children registered in the PAUD.

We also have 3 primary schools housing 899 students in our Riau operating centres. During the financial year, the Mandau primary school was awarded 'Best Performer' under the best national examination graduate category in the *Pinggir* District.

Healthy Lifestyle
We continue to organise sports activities to provide a balanced and healthy lifestyle for our employees. These include joint sports events with our stakeholders to encourage engagement and team building, family day and fitness runs along the Emmerich Rhine promenade.



Family Day activity

Training and Leadership Development
Employees have always been KLK's greatest asset and we place great emphasis on developing our human capital as it plays a critical role in our future growth and sustainability of the business. We continue to implement our training and development programme to align with the training needs for all levels of employees and preserve the core values of honesty, integrity and hard work which form the crust of the KLK philosophy.

At the Plantations sector, we continue to have orientation and induction programmes for newly recruited planters and engineers at KLK's Training Centre in Ipoh. Motivational programmes are also conducted for employees. Field trips are also organised for various levels of employees to acquire hands-on and on-the-job training. We believe in developing promising employees through cross disciplines to widen their career progression opportunities. Over at our Manufacturing sector, the Supervisor Centre of Excellence programme was carefully crafted to train and realise the potential of our existing supervisors.

ENGAGEMENT WITH COMMUNITY

Kredit Koperasi Primer Scheme (KKPA Scheme)
The KKPA Scheme is a scheme where KLK will partner with a co-operative (made up of selected local residents) for the development of oil palm plantations on land that has been allocated by the local government. KLK imparts to the local residents and applies the same high standards as that of all KLK estates in developing and maintaining the KKPA Scheme. In addition, KLK will contribute in terms of providing initial financing below commercial rates to the co-operative and manage the KKPA Scheme until the borrowings are repaid. The total planted area under the KKPA Scheme is 9,148 hectares.

Such schemes have over the years provided employment opportunities and a sustainable income to co-operative members, resulting in the betterment of quality of life.

Programme for After Class Enrichment (PACE)
KLK had worked with The Edge's Education Foundation in support of its PACE initiative which aims to level the playing field for low-performing children from poor homes to have an equal opportunity to develop their talent, ability, motivation and create a better future for themselves through education.

KLK organised a field trip for the 40 students under the programme from two participating schools in Kuala Lumpur namely SMK(L) Methodist Sentul and SMK Convent Sentul to visit one of its operating centres. The field trip served to provide a learning environment beyond the school facility where the students were able to learn and broaden their exposure to the palm oil industry.



Students under PACE learning more about palm oil and its usages

Internships, Apprenticeships and Placements

The Group has continuously engaged with higher learning institutions and taking part in their activities such as career fairs, exhibitions, seminars and engaged in recruitment drives to attract graduates with good leadership calibre to fill various job vacancies in line with its succession plans.

Familiarisation visits to various operating centres are also arranged for undergraduates to have better understanding of our business value chain. Practical training and internship are provided to facilitate the selection of suitable candidates to join the Group upon completion of their degree programmes.

During the financial year, Palm-Oleo, with the co-operation of the Organisation for the Prohibition of Chemical Weapons (OPCW), provided industry attachment to two international participants (from Ethiopia and Kenya) who were registered under the OPCW Associate Programme. According to the OPCW, "*the Associate Programme fits well within the 'Responsible Care' programme of the chemical industry. It contributes to enhancing knowledge of the modern practices in the chemical industry while at the same time generating greater awareness of the peaceful uses of chemistry.*"

Our Oleochemicals facility in Germany provides support to local schools where they offer internships for pupils. In addition, we also collaborate with the local chamber of commerce and industry in a project preparing the school leavers for the professional world. We also actively participate in the nationwide apprenticeship programme where we currently have 25 apprentices.

Another initiative taken in engaging with the community is the establishment of the "discover your strengths with us" project in collaboration with the regional advisory facilities and the Regional Director of the Bundesagentur für Arbeit [Federal Employment Agency] for North Rhine-Westphalia and the Bundeszentrale für gesundheitliche Aufklärung (BZgA) [Federal Centre for Health Education]. This project aims to provide an insight into various occupation fields and raising awareness of the attractiveness of the various skilled professions in the oleochemicals industry to many young people.

Encouraging Integration

As a partner of "Lebenshilfe Unterer Niederrhein e. V.", KLK's oleochemicals operations in Emmerich has been supporting the integration of disabled people in society. This programme currently supports around 800 people who are working, mainly in their own workshops. The area of work is differentiated into production groups and working groups which require intensive support depending on the kind or grade of disability. The partnership covers mutual visits and aim to bring people from two different worlds together.

For the past 10 years, one of our subsidiary companies, KLK Emmerich GmbH has been passionately involved with the campaign "Children of Chernobyl". The campaign initiated by "Emmericher Initiative e.V.", aims to provide normality to the children of victims from the Chernobyl catastrophe. The disabled children from Chernobyl and the surrounding areas participate in a 4-week recovery programme during summer holidays as guests of families in Emmerich.



Children from the "Children of Chernobyl" campaign supported by KLK Emmerich

RESPONSIBILITY TOWARDS THE MARKETPLACE

At KLK, we recognise that our business conduct will have a significant influence on the development and enhancement of the marketplace. We are committed to operate in a responsible manner based on sound business ethics in our supply chain, safeguarding the well-being of our customers and taking accountability of our actions by upholding effective corporate governance practices without compromising long term value creation.

Long Standing Relationship with Customers

We have over the years developed long term trust-based relationships with our customers. In order to maintain the positive relationship with our customers at all levels, we are constantly working towards providing reliable products of a consistently high quality, meeting or exceeding our customers' needs and achieving customer satisfaction in the process.

As shown by current trends, a shift in demand for CSPO is slowly taking prominence particularly with many multinational companies making pledges to ensure their raw materials are obtained from sustainable and responsible sources, mostly by 2015. KLK acknowledges the importance to move with the times and has been actively working towards achieving RSPO certification by 2015 in order to be ready and able to meet our customers' requirements when required.

Working with Suppliers and Other Service Providers

Our suppliers and other service providers play a critical role in meeting our business aspirations. They also contribute towards achieving our sustainability and environmental goals. We expect them to behave responsibly and where possible, to use sustainable procurement processes to enhance the social, environmental and economic wellbeing of our communities and minimise the risk of social exploitation within our supply chain.

Engagement with Investors and Stakeholders
Our website at www.klk.com.my is a key means of keeping investors up-to-date to the developments of the Group in a transparent, accurate, clear and timely manner, as guided by our Corporate Disclosure Policy. All stock exchange announcements, press releases, annual reports as well as other company information are available on the website.

We also acknowledge the importance of the annual general meeting as it is the principal avenue for shareholders to take part in an open discussion, promotes disclosure and an opportunity for shareholders to interact with the Board. We conduct regular face-to-face meetings with existing and potential investors and analysts as part of a strategic investor relations programme.

We also work closely with stakeholders in sharing our experience in protecting and conserving the biological diversity in our plantations. During the financial year, we hosted a visit by the World Wide Fund for Nature (WWF) to our Sabah estates to share with them our efforts to conserve wildlife and environment, and how we operate within the strict standards of RSPO.



WWF representative planting jungle tree at the riparian area

Corporate Governance and Conduct
The Board is fully committed to upholding high standards of corporate governance across all levels of the organisation with the objective of enhancing the Group's corporate ethics, accountability and sustainability. Best practices and guiding principles in the Malaysian Code of Corporate Governance form the basis of our governance practices.

CORPORATE PHILANTHROPY

KLK continues its tradition of philanthropy which includes direct cash grants and donations, employee time and other gifts in kind that encapsulates the four pillars of sustainability namely Environment, Community, Workplace and Marketplace.

Education, Learning and Industry Development
Contribution to education related causes has always been strongly supported by KLK as it creates a sustainable future for the individual and has a long term impact on the community at large.

Through Yayasan KLK, we continue to support up to 40 scholarships per annum provided to needy and deserving Malaysians seeking to continue their tertiary education in higher learning institutions. As part of the scholarship programme, Yayasan KLK's scholars are given annual practical training and internship to enable them to gain an insight into the business environment. Upon completion of their studies, suitable scholars are given opportunities to take up employment in KLK Group.

Other recipients of KLK's philanthropy in the area of education include Wawasan Education Foundation, PACE, Malaysian Palm Oil Council, Malaysian Oil Scientists' and Technologists' Association, Institute of Strategic and International Studies, Incorporated Society of Planters, SMI Development Fund and Asian Strategy & Leadership Incorporated. Local schools also received contributions for various purposes such as upgrading educational support facilities, school magazine publications and student stage productions.

Community, Health and Services
KLK continues to contribute to non-profit organisations, mainly those that support and provide attention to the under privileged and physically disadvantaged. These organisations include New Horizons Society, Living Hope Resources (M) Sdn Bhd, Yayasan Nurul Yaqeen and Support for Parents, Infants & Children Through Early Services (SPICES).

Sports and Performing Arts
KLK continues to promote the development of sports and performing arts by contributing to sports tournaments such as hockey and golf, and the performing art activities organised by *Pertubuhan Simfoni Lembaga Kinta*.

CALENDAR OF EVENTS

A Glimpse of Our Milestones, Achievements and Awards for the Financial Year Ended 30 September 2013

19 OCT 2012

- Mandau Mill at KLK's operating centre in Riau, Sumatra, Indonesia was the first mill in Indonesia to be certified by Roundtable on Sustainable Palm Oil (RSPO).

23 - 25 OCT 2012

- KLK Oleo participated in the SEPAWA Congress held in Fulda, Germany.

8 NOV 2012

- A new alkoxylation reactor was commissioned in KLK's oleochemicals centre in Moerdijk, The Netherlands.

21 DEC 2012

- KLK acquired Collingwood Plantations Pte Ltd, which through its subsidiary, holds special agricultural business leases of land in Papua New Guinea. The land is intended for oil palm cultivation.

8 JAN 2013

- KLK participated in ASEAN conference day, a non-deal roadshow held in Singapore by Credit Suisse.

21 - 25 JAN 2013

- Tanjung Malim Mill at KLK's operating centre in Tanjung Malim, Perak, Malaysia audited and pending certification from RSPO.

Note:
Tanjung Malim Mill received its certification on 19 November 2013

20 FEB 2013

- KLK held its 40th Annual General Meeting at its Corporate Head Office at Wisma Taiko, Ipoh, Perak, Malaysia.

4 - 6 MAR 2013

- KLK Oleo participated in the Palm and Lauric Oils Conference & Exhibition Price Outlook 2013 (POC) held in Kuala Lumpur, Malaysia.

16 - 18 APR 2013

- KLK Oleo participated in the In-Cosmetics held in Paris, France.

24 APR 2013

- Tapung Kanan Mill at KLK's operating centre in Riau, Sumatra, Indonesia was the second mill in Indonesia to be certified by RSPO.

13 - 14 JUN 2013

- KLK participated in the 9th Invest Malaysia, a non-deal roadshow organised by Bursa Malaysia and Maybank Investment Bank Berhad, held in Kuala Lumpur, Malaysia.

24 JUN 2013

- Tan Sri Dato' Seri Lee Oi Hian was made the Honorary Fellow of Incorporated Society of Planters in recognition of his contribution to the plantation industry in Malaysia and exemplary services to the country.

CALENDAR OF EVENTS

A Glimpse of Our Milestones, Achievements and Awards for the Financial Year Ended 30 September 2013

27 JUN 2013

- KLK was conferred the "Partner to Win" award for Capacity & Capability Building by Unilever in support of the latter's growth in South East Asia.

30 AUG 2013

- KLK set up Astra-KLK Pte Ltd, a 51% owned joint-venture company, with PT Astra Agro Lestari Tbk for the purpose of marketing refined palm products and provision of logistics services related to the said products.

2 SEP 2013

- KLK conferred "Most Profitable Company (Highest Return on Equity Over Three Years) in the Plantation Sector for second year running in The Edge Billion Ringgit Club Corporate Awards 2013.

10 SEP 2013

- Tuan Mee Mill at KLK's operating centre in Sungai Buloh, Selangor, Malaysia was certified by RSPO.
- Changkat Chermin Mill at KLK's operating centre in Manjung, Perak, Malaysia was certified by RSPO.

25 SEP 2013

- Batu Lintang Mill at KLK's operating centre in Serdang, Kedah, Malaysia was certified by RSPO.

MAR 2013

- MAP mill with a capacity of 70 mt per hour was commissioned at KLK's operating centre in Central Kalimantan.

APR 2013

- KLK's maiden refinery in Indonesia with a capacity of 1,000 mt/day was commissioned at its Belitung Island operating centre.

SEP 2013

- KLK's maiden biogas power plant in Indonesia was commissioned at its Belitung Island operating centre. The renewable power generated from this plant is for in-house consumption.
- Berau 1 Mill at KLK's East Kalimantan operating centre extended its capacity from 60 mt per hour to 90 mt per hour.

GROUP CORPORATE STRUCTURE

At 30 September 2013

PLANTATIONS

- 63% Bornion Estate Sdn Bhd
- 51% Collingwood Plantations Pte Ltd
  - 51% Ang Agro Forest Management Ltd
  - 51% Kubahi Marine Services Ltd
- 100% Fajar Palmkel Sdn Bhd
- 100% Gocoa Sdn Bhd *[In Members' Voluntary Liquidation]*
- 100% Golden Complex Sdn Bhd
  - 92% P.T. Malindomas Perkebunan
- 100% Golden Peak Development Sdn Bhd *[In Members' Voluntary Liquidation]*
- 100% Golden Sphere Sdn Bhd *[In Members' Voluntary Liquidation]*
- 100% KL-Kepong Edible Oils Sdn Bhd
- 100% KL-Kepong Plantation Holdings Sdn Bhd
  - 51% Astra-KLK Pte Ltd
  - 100% Gunong Pertanian Sdn Bhd
  - 100% Jasachem Sdn Bhd
    - 90% P.T. Karya Makmur Abadi
  - 95% P.T. ADEI Plantation & Industry
  - 95% P.T. Anugrah Surya Mandiri
  - 92% P.T. Hutan Hijau Mas
  - 95% P.T. Jabontara Eka Karsa
  - 100% P.T. KLK Agriservindo
  - 95% P.T. Kreasijaya Adhikarya
  - 60% P.T. Langkat Nusantara Kepong
  - 80% P.T. Menteng Jaya Sawit Perdana
  - 90% P.T. Mulia Agro Permai
  - 65% P.T. Sekarbumi Alamlestari
    - 62% P.T. Alam Karya Sejahtera AKS
  - 95% P.T. Steelindo Wahana Perkasa
    - 90% P.T. Parit Sembada
  - 100% Sy Kho Trading Plantation Sdn Bhd *[In Members' Voluntary Liquidation]*
- 100% KL-Kepong (Sabah) Sdn Bhd
- 100% KLK Agro Plantations Pte Ltd
- 85% KLK Premier Oils Sdn Bhd
  - 85% Golden Yield Sdn Bhd
- 100% Kulumpang Development Corporation Sdn Bhd
- 100% Ladang Finari Sdn Bhd *[In Members' Voluntary Liquidation]*
- 100% Ladang Perbadanan-Fima Bhd
- 100% Ladang Sumundu (Sabah) Sdn Bhd *[In Members' Voluntary Liquidation]*
- 100% Rubber Fibreboards Sdn Bhd
- 100% Sabah Cocoa Sdn Bhd
- 70% Sabah Holdings Corporation Sdn Bhd
- 100% Susuki Sdn Bhd *[In Members' Voluntary Liquidation]*
  - 100% Axe Why Zed Sdn Bhd *[In Members' Voluntary Liquidation]*
  - 100% Bandar Merchants Sdn Bhd *[In Members' Voluntary Liquidation]*
  - 100% Segar Usaha Sdn Bhd *[In Members' Voluntary Liquidation]*
  - 100% Syarikat Budibumi Sdn Bhd *[In Members' Voluntary Liquidation]*
- 100% Syarikat Swee Keong (Sabah) Sdn Bhd *[In Members' Voluntary Liquidation]*
- 100% Taiko Cambodia Rubber Pte Ltd
- 100% Taiko Plantations Sdn Bhd
  - 100% Taiko Plantations Pte Ltd
- 100% The Kuala Pertang Syndicate Ltd *[In Members' Voluntary Liquidation]*
- 51% Uni-Agro Multi Plantations Sdn Bhd
- 55% Voray Holdings Ltd
  - 33% Hubei Zhong Chang Vegetable Oil Co Ltd
  - 37% Tianjin Voray Bulking Installation Co Ltd

PROPERTIES

- 100% KL-K Holiday Bungalows Sdn Bhd
- 100% KL-Kepong Property Holdings Sdn Bhd
  - 100% Austerfield Corporation Sdn Bhd
  - 100% Betatechnic Sdn Bhd
  - 100% Brecon Holdings Sdn Bhd
  - 100% Colville Holdings Sdn Bhd
  - 100% KL-Kepong Complex Sdn Bhd
  - 100% KL-Kepong Country Homes Sdn Bhd
  - 100% KL-Kepong Property Development Sdn Bhd
  - 100% KL-Kepong Property Management Sdn Bhd
  - 80% Kompleks Tanjong Malim Sdn Bhd
  - 100% Palermo Corporation Sdn Bhd
  - 100% Selasih Ikhtisas Sdn Bhd

GROUP CORPORATE STRUCTURE

At 30 September 2013

MANUFACTURING

- **100%** Davos Life Science Sdn Bhd
- **100%** Davos Life Science Pte Ltd
  - **100%** Biogene Life Science Pte Ltd
  - **100%** Centros Life Science Pte Ltd
- **100%** Dr. W. Kolb Holding AG
  - **100%** Dr. W. Kolb AG
  - **100%** Dr. W. Kolb Deutschland GmbH
  - **100%** Dr. W. Kolb Netherlands BV
  - **100%** Kolb Distribution AG
  - **100%** Kolb Distribution BV
  - **100%** Kolb France SARL
  - **100%** Kolb Italia Srl
- **100%** KL-Kepong Industrial Holdings Sdn Bhd
  - **100%** B.K.B. Hevea Products Sdn Bhd
    - **100%** B.K.B. Flooring Sdn Bhd
  - **100%** Capital Glogalaxy Sdn Bhd
  - **100%** KL-Kepong Rubber Products Sdn Bhd
    - **100%** Masif Latex Products Sdn Bhd
  - **100%** P.T. KLK Dumai
  - **80%** Palm-Oleo Sdn Bhd
    - **80%** KSP Manufacturing Sdn Bhd
    - **80%** Palmamide Sdn Bhd
    - **80%** Palm-Oleo (Klang) Sdn Bhd
- **96%** KL-Kepong Oleomas Sdn Bhd
  - **96%** KLK Bioenergy Sdn Bhd
- **100%** KLK Emmerich GmbH
- **100%** KLK Overseas Investments Ltd
  - **100%** B.K.B. Europa SARL *[In Members' Voluntary Liquidation]*
  - **100%** Standard Soap Company Ltd
- **100%** KLK Premier Capital Ltd
  - **100%** Taiko Palm-Oleo (Zhangjiagang) Co Ltd
- **100%** Shanghai Jinshan Jingwei Chemical Co Ltd
  - **100%** KLK Oleo (Shanghai) Co Ltd
- **51%** Stolthaven (Westport) Sdn Bhd

INVESTMENT HOLDING & OTHERS

- **100%** Draw Fields Sdn Bhd
- **100%** Kersten Holdings Ltd
- **100%** KL-Kepong Equity Holdings Sdn Bhd
  - **100%** Ablington Holdings Sdn Bhd
  - **100%** KL-Kepong International Ltd
  - **100%** Quarry Lane Sdn Bhd
- **100%** KLK Assurance (Labuan) Ltd
- **100%** KLK Capital Resources (L) Ltd
- **100%** KLK Farms Pty Ltd
- **100%** KLK Global Resourcing Sdn Bhd
- **100%** KLKI Holdings Ltd
  - **100%** Kuala Lumpur-Kepong Investments Ltd
  - **100%** Somerset Cuisine Ltd
- **100%** Ortona Enterprise Sdn Bhd
- **100%** Richinstock Sawmill Sdn Bhd

ASSOCIATES

- **50%** Applied Agricultural Resources Sdn Bhd
- **13.8%** Beijing King Voray Edible Oil Co Ltd
- **50%** Kumpulan Sierramas (M) Sdn Bhd
- **37.5%** Malaysia Pakistan Venture Sdn Bhd
- **30%** MAPAK Edible Oils (Private) Ltd
- **30%** MEO Trading Sdn Bhd
- **22.8%** Phytopharma Co Ltd
- **25%** Rainbow State Ltd

Note: Shareholdings are shown as Group's percentage interest


THEEDGE
BILLION
RINGGIT Club
2013
KUALA LUMPUR KEPONG BHD
THEEDGE
BILLION
RINGGIT Club
2012

ACCOUNTABILITY

47 Statement on Corporate Governance
56 Statement on Risk Management and Internal Control
58 Audit Committee Report
63 Additional Compliance Information



STATEMENT ON CORPORATE GOVERNANCE

(Pursuant to Paragraph 15.25 of Bursa Malaysia Securities Berhad Main Market Listing Requirements)

The Board of Directors of KLK recognises the importance of maintaining the highest standards in corporate governance throughout the Group based on the belief that a strong culture of good corporate governance practices is fundamental towards enhancing long term shareholders' value and protecting stakeholders' interests.

The Board supports the recommendations of the Malaysian Code on Corporate Governance 2012 (the Code) which sets out the broad principles and specific recommendations in making good corporate governance an integral part of its business dealings and culture in order to ensure the establishment of long term sustainable shareholder value. The Board will continue to review, deliberate and enhance the Group's corporate governance framework to ensure its relevance and ability to meet future challenges.

The Board is pleased to present the following statement which outlines how the KLK Group has applied the principles set out in the Code with regard to the recommendations stated under each principle for the year under review.

THE GROUP'S GOVERNANCE MODEL



SHAREHOLDERS
Company Secretary
Board of Directors
Board Committees
Risk Management Committee
Chief Executive Officer
Audit
Remuneration
Nomination
Executive Management
External Audit
Internal Audit

PRINCIPLE 1 – ESTABLISH CLEAR ROLES AND RESPONSIBILITIES OF THE BOARD AND MANAGEMENT

CLEAR FUNCTIONS OF THE BOARD AND MANAGEMENT

KLK continues to be led by an active, high calibre, experienced and diversified Board that is made up of Directors with appropriate competencies, knowledge, skills and experience from diverse sectors and backgrounds and also in the Group's core businesses. The Directors collectively, have wide and varied technical, financial and commercial experience which facilitates effective, thorough and considered discharge of the Board's statutory and fiduciary duties and responsibilities.

There is a division of functions between the Board and the Management, whereby the former's focus lies more on the Company's governance; the latter on management in accordance with the direction of and delegation by the Board. Thus, the Board leads the Group and plays a strategic role in overseeing the overall activities of the Management in carrying out the delegated duties in achieving the Group's corporate objectives and long term strategic plans of the business.

CLEAR ROLES AND RESPONSIBILITIES

There are eight members on the Board of Directors, comprising two Executive Directors and six Non-Executive Directors, five of whom are Independent. One of the Executive Directors is the CEO and the Chairman is an Independent Non-Executive Director. This separation of the role of CEO and Chairman ensures that there is an appropriate balance of power and authority with clear divisions of responsibilities and accountability.

The majority of the Board comprises Independent Directors who are essential in providing unbiased and independent opinion, advice and judgement and thus play a key role in corporate accountability. All Independent Directors act independently of Management and are not involved in any other relationship with the Group that may impair their independent judgement and decision-making.

The Board is satisfied with its current composition which comprises balanced mix of skills, knowledge and experience in the business and management fields which are relevant to enable the Board to carry out its responsibilities in an effective and efficient manner.

A brief profile and status of each Director is presented in the Profile of Directors on pages 8 to 11.

DIRECTORS' CODE OF CONDUCT

The Board has formalised a Directors' Code of Conduct which sets out the standard of conduct expected of Directors, with the aim to cultivate good ethical conduct that permeates throughout the Group through transparency, integrity, accountability and corporate social responsibility. The Board recognises the importance of adhering to the Code of Conduct and has published the Code of Conduct on our corporate website, www.klk.com.my.

SUSTAINABILITY OF BUSINESS

The Board is committed in promoting business sustainability strategies within the Group. The sustainability strategies are inculcated in the Group's corporate responsibility programmes to protect the environment, economic and social interests.

The corporate responsibility programmes of the Group are disclosed on pages 34 to 41.

SUPPLY OF INFORMATION TO BOARD MEMBERS

The Board meets on a quarterly basis and additionally as and when required. Prior to Board Meetings, all Directors are furnished with the Agenda which sets out the matters to be discussed. Detailed board papers that contain relevant qualitative and/or quantitative information for the Agenda are also circulated to the Directors well before the meeting date to give Directors time to review the reports, obtain further clarification if necessary and enable focused and constructive deliberation at Board meetings.

Monthly reports on the financial performance of the Company and the Group are also circulated to the Directors for their views and comments. All proceedings of Board meetings are minuted and signed by the Chairman of the Meeting in accordance with the provisions of the Companies Act, 1965. Minutes of meetings of each Committee are also tabled to the Board for deliberation.

ACCESS TO INFORMATION AND PROFESSIONAL ADVICE

All Directors have unrestricted direct access to the Company's Senior Management and the services of the Company Secretaries to enable them to discharge their duties effectively. The Board is regularly updated and advised by the Company Secretaries who are qualified, experienced and competent on statutory and regulatory requirements. In the furtherance of its duties, the Board may when necessary, obtain independent professional advice on specific matters, at the Company's expense.

BOARD CHARTER

The Board has also adopted a Board Charter which sets out the Board's strategic intent and outlines the Board's roles and functions. The Board Charter is a source reference and primary induction literature, providing insights to prospective Board members and senior management. Therefore, the Board Charter is reviewed periodically and updated in accordance with the needs of the Company to ensure its effectiveness. A summary of the current Board Charter is published on our corporate website, www.klk.com.my.

PRINCIPLE 2 - STRENGTHEN COMPOSITION

In discharging its duties, the Board is assisted by Board Committees, namely the Audit Committee, Nomination Committee and Remuneration Committee. Each Committee operates within its respective defined terms of reference which have been approved by the Board.

NOMINATION COMMITTEE

The Nomination Committee has been established since 2001. The Committee's responsibility, among others, is to identify and recommend the right candidate with the necessary skills, experience and competencies to be filled in the Board and Board Committees. Recruitment matters are discussed in depth by the Committee before the entire Board makes the final decision on new appointments.

Re-appointment and re-election of Directors at the Annual General Meeting (AGM) are recommended by this Committee to the Board for its approval.

The Board's Nomination Committee comprises three Non-Executive Directors, the majority of whom are Independent. The members are:

Tan Sri Datuk Seri Utama Thong Yaw Hong (Chairman)
- Independent Non-Executive Director

R. M. Alias
- Independent Non-Executive Director

Dato' Lee Hau Hian
- Non-Independent Non-Executive Director

The Committee meets when necessary. For the financial year ended 30 September 2013, the Committee held three meetings and full attendance by the members was recorded.

The Committee continually reviews and evaluates its requirements for an appropriate mix of skills and experience to ensure the Board's composition remains relevant and optimal. The Committee confirms that the present size and composition of the Board is appropriate to oversee the overall businesses of the Group.

In accordance with the Company's Articles of Association, one third of the Directors are required to retire by rotation at each AGM subject to the retirement of all Directors at least once in every 3 years. The Directors due to retire at the forthcoming AGM are shown in the Notice of Meeting (Ordinary Resolutions 2, 3 and 4 on page 155).

Directors over seventy years old are required to seek re-appointment annually in accordance with the Companies Act, 1965. Directors seeking re-appointment at the forthcoming AGM are shown in the Notice of Meeting (Ordinary Resolutions 5 and 6 on page 155).

The Board acknowledges the recommendation of the Code pertaining to the establishment of boardroom gender diversity policy. The Board has no immediate plans to implement a gender diversity policy or target, as it is of the view that the suitability of candidates is dependent on each candidate's competency, skills, experience, character, time commitment, integrity and other qualities in meeting the needs of the Company, regardless of gender.

REMUNERATION COMMITTEE

The Remuneration Committee has been established since 1994. This Committee's primary responsibility is to structure and review the remuneration policy for executives of the Group, with a view to ensure that compensation and other benefits encourage performance that enhances the Group's long term profitability and value. The Committee's remuneration package for Senior Management and that for the CEO are subject to the approval of the Board, and in the case of Non-Executive Directors' fees including Board Committees' fees, the approval of the shareholders. The members of the Remuneration Committee, the majority of whom are Independent Non-Executive Directors, are as follows:

R. M. Alias (Chairman)
- Independent Non-Executive Director

Tan Sri Datuk Seri Utama Thong Yaw Hong
- Independent Non-Executive Director

Dato' Lee Hau Hian
- Non-Independent Non-Executive Director

The Committee meets when necessary. For the financial year ended 30 September 2013, the Committee held two meetings and full attendance by the members was recorded.

DIRECTORS' REMUNERATION

The Company pays its Non-Executive Directors annual fees which are approved annually by the shareholders. The annual fee for the Chairman and other Non-Executive Directors were last revised in 2012. The Non-Executive Directors are paid a meeting allowance for each Board meeting they attend. Similarly, members to Board Committees are also paid a meeting allowance for each Committee meeting they attend. The Directors are also reimbursed reasonable expenses incurred by them in the course of carrying out their duties on behalf of the Company.

The Company's framework on Directors' remuneration has the underlying objectives of attracting and retaining Directors of high calibre needed to run the Group successfully. In the case of the Executive Directors, the various components of the remuneration are structured so as to link rewards to corporate and individual performance. In the case of Non-Executive Directors, the level of remuneration reflects the expertise, experience and level of responsibilities undertaken by a particular Non-Executive Director concerned. Where applicable, the Board also takes into consideration any relevant information provided by independent consultants or from survey data.

The appropriate Directors' remuneration paid or payable or otherwise made available from the Company and its subsidiary companies for the financial year ended 30 September 2013 are presented in the table below:

(a) Aggregate remuneration of Directors categorised into appropriate components:

	Fees RM'000	Salaries RM'000	Bonus RM'000	Benefits-In-Kind RM'000	Other Emoluments RM'000	Total RM'000
Executive Directors	-	3,564	3,606	144	1,282	8,596
Non-Executive Directors	1,366	-	-	35	89	1,490

(b) The number of Directors of the Company whose total remuneration falls within the following bands:

Range of Remuneration	Number of Executive Directors	Number of Non-Executive Directors
RM50,001 to RM100,000	-	2
RM200,001 to RM250,000	-	4
RM400,001 to RM450,000	-	1
RM2,250,001 to RM2,300,000	1	-
RM6,300,001 to RM6,350,000	1	-

Currently there are no contracts of service between any Director and the Company or its subsidiaries, except for the CEO, Tan Sri Dato' Seri Lee Oi Hian and the Executive Director, Mr Roy Lim Kiam Chye.

PRINCIPLE 3 - REINFORCE INDEPENDENCE

ASSESSMENT OF INDEPENDENT DIRECTORS

The Board recognises the importance of independence and objectivity in the decision-making process. The Board and its Nomination Committee have upon their annual assessment, concluded that each of the five Independent Non-Executive Directors continues to demonstrate conduct and behaviour that are essential indicators of independence, and that each of them continues to fulfil the definition and criteria of independence as set out in Bursa Malaysia Securities Berhad Main Market Listing Requirements.

TENURE OF INDEPENDENT DIRECTORS

The Board noted the Code recommends that the tenure of an Independent Director should not exceed a cumulative term of nine (9) years. The Nomination Committee and the Board have deliberated on the said recommendation and hold the view that a Director's independence cannot be determined solely with reference to tenure of service. Board composition should reflect a balance between effectiveness on the one hand, and the need for renewal and fresh perspectives on the other.

The Nomination Committee and the Board have also determined that R. M. Alias and Tan Sri Datuk Seri Utama Thong Yaw Hong, who have served on the Board as Independent Directors, each exceeding a cumulating term of nine (9) years, remain unbiased, objective and independent in expressing their opinions and in participating in decision making of the Board. The length of their service on the Board has not in any way interfered with their objective and independent judgement in carrying out their roles as members of the Board and Board Committees. Furthermore, their pertinent expertise, skills and detailed knowledge of the Group's businesses and operations enable them to make significant contributions actively and effectively to the Company's decision making during deliberations or discussions.

In this respect, the Board has approved the continuation of R. M. Alias and Tan Sri Datuk Seri Utama Thong Yaw Hong as Independent Directors of the Company. The Board believes that it is in the best position to identify, evaluate and determine whether any Independent Director can continue acting in the best interests of the Company and bringing independent and professional judgement to board deliberations.

PRINCIPLE 4 - FOSTER COMMITMENT OF DIRECTORS

The Board is mindful of the importance of devoting sufficient time and efforts to carry out their responsibilities and enhance their professional skills. Thus, each director is expected to commit sufficient time as and when required to carry out their responsibilities besides attending meetings of the Board and Board Committees.

BOARD MEETINGS

The Board meets at least four times a year on a scheduled basis and has a formal schedule of matters reserved for its meetings. The meeting calendar is tabled and confirmed at least 5 months prior to the first scheduled meeting and allows Directors to plan ahead. Additional meetings may be convened when necessary should major issues arise that need to be resolved between scheduled meetings. Relevant management personnel are invited to Board meetings to report and apprise the Board on operations and other developments within their respective purview. Where the Board is considering a matter in which a Director has an interest, such Director abstains from all deliberations and decision making on the subject matter. In the event Directors are unable to attend Board Meetings physically, the Company's Articles of Association allow for such meetings to be conducted via telephone, video conference or any other form of electronic or instantaneous communication.

During the financial year ended 30 September 2013, six Board meetings were held. The following are the details of attendance of each Director:

Directors	Number of Meetings Held[1]	Number of Meetings Attended	Attendance Percentage
R. M. Alias	6	6	100%
Tan Sri Dato' Seri Lee Oi Hian	6	5	83%
Roy Lim Kiam Chye	6	5	83%
Dato' Lee Hau Hian	6	6	100%
Tan Sri Datuk Seri Utama Thong Yaw Hong	6	6	100%
Dato' Yeoh Eng Khoon	6	6	100%
Kwok Kian Hai	6	6	100%
Tan Sri Azlan Bin Mohd Zainol[2]	3	3	100%
Datuk Abdul Rahman Bin Mohd. Ramli[3]	3	3	100%

Note:
1 Reflects the number of meetings held during the time the Director held office
2 Appointed w.e.f 13 May 2013
3 Retired w.e.f 20 February 2013

DIRECTORS' CONTINUING DEVELOPMENT

The Board oversees the training needs of its Directors. Directors are regularly updated on the Group's businesses and the competitive and regulatory environment in which they operate. Directors are encouraged to visit the Group's operating centres to have an insight into the Group's various operations which would assist the Board to make effective decisions relating to the Group.

Directors are encouraged to attend various external professional programmes relevant and useful in contributing to the effective discharge of their duties as Directors. In this respect, in-house briefings by external auditors, solicitors and/or Management are organised from time to time to update Directors on relevant statutory and regulatory requirements and the Group's business and operational practices.

An informal induction programme which includes visits to the Group's businesses and meetings with Senior Management is organised for newly appointed Directors to familiarise them with the Company's operations.

For the financial year under review, Directors have attended various training programmes, conferences and seminars to keep abreast with general economic, industry and technical developments as well as changes in legislation and regulations affecting the Group's operations. They also visited the Group's operating centres in Malaysia, Indonesia and Australia.

Conference / Seminar / Workshop	Presenter / Organiser	Date
Understanding the Internal Capital Adequacy Assessment Process	KPMG	15.10.2012
FIDE Elective Programme: ICAAP Programme	ICLIF	01-02.11.2012
The Audit Committee's Oversight Role on Financial Reporting	KPMG	06.11.2012
Update on Directors' Obligations under the Securities and Futures Ordinance and Corporate Governance Code	Ernst & Young	22.11.2012
MPOB Seminar	MPOB and Perak Academy	03.12.2012
Managing the Risks of Fraud	KPMG	31.01.2013
Risk Appetite, Risk Tolerance, Risk Profiling and Quality of Risk Management	Lonpac	31.01.2013
Palm and Lauric Oils Conference & Exhibition, Price Outlook 2013 (POC)	Bursa Malaysia	04-06.03.2013

Conference / Seminar / Workshop	Presenter / Organiser	Date
Briefing on Bank Negara Malaysia Annual Report 2012 / Financial Stability and Payment Systems Report 2012	Bank Negara Malaysia	20.03.2013
Sustainability Training for Directors and Practitioners	Bursa Malaysia	07.03.2013 & 21.03.2013
Nominating Committee Programme	ICLIF and Bursa Malaysia	14.05.2013
10th IFSB Summit – The Future of the Islamic Financial Services Industry: Resilience, Stability and Inclusive Growth	IFSB and Bank Negara Malaysia	16.05.2013
Financial Services Act 2013, Islamic Financial Services Act 2013 and Directors and Officers Liability Insurance Policy	RHB	20.05.2013
The Malaysian Code on Corporate Governance 2012 & Statement on Risk Management	KPMG	22.05.2013
Personal Data Protection Act 2010 and Foreign Account Tax Compliance Act	RHB	06.06.2013
Special Dialogue and Presentation on Asean Corporate Governance Scorecard 2013	MSWG	13.06.2013
Governance in Groups Programme	ICLIF and RHB	17.06.2013
Invest Malaysia 2013	Bursa Malaysia and Maybank	13-14.06.2013
FIDE Forum: Successful Corporate Banking – Focus on Fundamentals: An Ernst & Young Survey of Corporate Financial Executives	ICLIF	27.06.2013
10th ISP National Seminar 2013	Incorporated Society of Planters	24-25.06.2013
CEO Dialogue Session with Governor of Bank Negara Malaysia: Reforming the Banking Industry – A Catalyst for Change and Capitalising on Opportunities (Financial Services Act 2013)	EUMCCI	15.08.2013
FIDE Forum: Financial Services Act 2013 and Islamic Financial Services Act 2013	FIDE and Bank Negara Malaysia	02.09.2013

PRINCIPLE 5 - UPHOLD INTEGRITY IN FINANCIAL REPORTING BY THE COMPANY

FINANCIAL REPORTING

The Board takes due care and responsibility for presenting a fair, balanced and comprehensible assessment of the Group's operations, performance and prospects each time it releases its quarterly and annual financial statements to shareholders and the general public. The Audit Committee plays a crucial role in reviewing information to be disclosed to ensure its accuracy, adequacy, transparency and compliance with the appropriate accounting standards and the financial statements give a true and fair view of the state of affairs of the Company and the Group.

In respect of the financial statements for the financial year ended 30 September 2013, the Directors have:

- adopted appropriate accounting policies and applied them consistently;
- made judgements and estimates that are reasonable and prudent; and
- ensured that all applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The Directors are responsible for ensuring that proper accounting records are kept and which disclose with reasonable accuracy the financial position of the Company and the Group to enable them to ensure that the financial statements comply with the Companies Act, 1965. They have an overall responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company, to prevent and detect fraud and other irregularities.

In assisting the Board to discharge its duties on financial reporting, the Board has established an Audit Committee, comprising wholly Independent Non-Executive Directors since 1993. The composition and terms of reference of the Audit Committee together with its report are presented on pages 58 to 62.

SUITABILITY AND INDEPENDENCE OF EXTERNAL AUDITORS

Through the Audit Committee, the Company has established a transparent and professional relationship with the auditors, both internal and external. The role of the Audit Committee in relation to both the external and internal auditors is elaborated on page 60.

The suitability and independence of external auditors are also consistently reviewed by the Audit Committee.

PRINCIPLE 6 – RECOGNISE AND MANAGE RISKS

SOUND RISK MANAGEMENT FRAMEWORK

Within the powers conferred upon the Board by the Company's Articles of Association and in addition to its statutory and fiduciary duties and responsibilities, the Board assumes responsibility for effective stewardship and management of the Company with the strategic objective to build and deliver long term shareholder value whilst meeting the interests of shareholders and other stakeholders. The Board provides strategic directions and formulates corporate policies to ensure the Group's resources and profitability are optimised. The Board is also responsible for assessing the integrity of the Group's financial information and the adequacy and effectiveness of the Group's system of internal control and risk management processes.

INTERNAL AUDIT FUNCTION

The Board recognises the importance of risk management and internal controls in the overall management processes. An adequately resourced internal audit division has been in place to assist the Board in maintaining a system of internal control to safeguard shareholders' investment and the Group's assets. The Group's Statement on Risk Management and Internal Control which provides an overview of the Group's risk management and state of internal controls is set out on pages 56 and 57.

PRINCIPLE 7 – ENSURE TIMELY AND HIGH QUALITY DISCLOSURE

The Company and the Group are committed to a policy which provides accurate, balanced, clear, timely and complete disclosure of corporate information to enable informed and orderly market decisions by investors. Importance is also placed on timely and equal dissemination of material information to the stakeholders, media and regulators. In this respect, the Company follows the Corporate Disclosure Guide and Best Practices issued by Bursa Malaysia Berhad.

Material information will in all cases be disseminated broadly and publicly via Bursa Malaysia Securities Berhad (Bursa Malaysia), and other means. Summaries of the interim and the full year's results are advertised in the local newspapers. Interested parties may also obtain the full financial results and the Company's announcements from the Company's website at www.klk.com.my and also posted at Bursa Malaysia's website.

PRINCIPLE 8 – STRENGTHEN RELATIONSHIP BETWEEN THE COMPANY AND ITS SHAREHOLDERS

KLK upholds a strong culture of continuous, timely and equal dissemination of material information with shareholders, stakeholders, media and regulators through practicable and legitimate channels. Its commitment, both in principle and practice, is to maximise transparency consistent with good corporate governance, except where commercial confidentiality dictates otherwise.

ANNUAL GENERAL MEETINGS

The AGM is the principal forum for dialogue and interaction with the shareholders of the Company, where they may present their views or to seek clarification on the progress, performance and major developments of the Company. The Board encourages shareholders' active participation at the Company's AGM and endeavours to ensure all Board members, the Company's Senior Management and the Group's External Auditors are in attendance to respond to shareholders' queries.

Where it is not possible to provide immediate answers to shareholders' queries, the Board will undertake to provide the answers after the AGM. The Board also shares with the shareholders the Board's responses to questions submitted in advance by the Minority Shareholder Watchdog Group. In addition, shareholders have the right, as provided for in the Articles of Association of the Company, to call for poll voting.

The Company and the Group had consistently been able to achieve early issuance of Annual Reports. The Notice of AGM is circulated more than twenty-one (21) days before the date of the meeting to enable shareholders to go through the Annual Report.

Resolutions tabled and passed at the AGM are released to Bursa Malaysia immediately after the meeting to enable the public to know the outcome thereof.

INVESTOR RELATIONS

The Board recognises the importance of keeping shareholders, investors, research analysts, bankers and the press informed of the Group's business performance, operations and corporate developments. The Board's primary contact with major shareholders is via the CEO and the Group Financial Controller, who have regular dialogues with institutional investors and deliver presentations to analysts periodically.

For the financial year ended 30 September 2013, the Company also participated in, amongst others, "Invest Malaysia", where potential investors and members of the public can obtain information on the Group's businesses and performance. Management has held and/or attended more than 100 meetings including teleconferencing and 2 roadshows with both local and foreign investors and analysts. Regular meetings, conference calls and site visits are also scheduled to keep the investment community abreast of the Group's strategic developments and financial performance.

The Company's website, www.klk.com.my serves as a channel of communication for shareholders, investors and the general public. Information such as disclosures made to Bursa Malaysia (including interim and full year financial results, Annual Report and other announcements on relevant transactions undertaken by the Group) and the Group's business activities can be obtained from the website. Requests for information on the Company can be forwarded to its dedicated Investor Relations & Corporate Communications Department through the same website.

As there may be instances where investors and shareholders may prefer to express their concerns to an independent director, the Board has appointed Tan Sri Datuk Seri Utama Thong Yaw Hong, as the Senior Independent Non-Executive Director to whom concerns may be directed.

COMPLIANCE STATEMENT

The Board is of the view that the Group has, in all material aspects applied the principles and complied with the recommendations of the Code, save for the recommendations in relation to the tenure of an independent director which shall not exceed a cumulative term of 9 years in which the non-observance has been explained and the reasons thereof have been included in this Statement.

This Statement on Corporate Governance was approved by the Board of Directors on 20 November 2013.

STATEMENT ON RISK MANAGEMENT AND INTERNAL CONTROL

INTRODUCTION

This statement is made pursuant to Paragraph 15.26(b) of Bursa Malaysia Securities Berhad Main Market Listing Requirements.

The Board of Directors of KLK is committed to fulfilling its responsibility of maintaining a sound risk management framework and internal control system in the Group in accordance with the Malaysian Code on Corporate Governance 2012.

Set out below is the Board's Statement on Risk Management and Internal Control which outlines the nature and state of risk management and internal control of the Group during the year.

BOARD RESPONSIBILITY

The Board affirms its overall responsibility in maintaining a sound risk management and internal control system at KLK. The Board also recognises that such systems are designed to manage the Group's risks within an acceptable level, rather than eliminate the risk of failure to achieve the policies, goals and objectives of the Group. It can therefore only provide reasonable, rather than absolute assurance of effectiveness against material misstatement of management and financial information, financial losses, fraud and breaches of laws or regulations.

CONTROL ENVIRONMENT AND ACTIVITIES

RISK MANAGEMENT FRAMEWORK

A formal risk management framework has been established with the aim of setting clear guidelines in relation to the level of risks acceptable to the Group. The framework is also designed to ensure proper management of the risks that may impede the achievement of the Group's goals and objectives.

The Group has in place an ongoing process for identifying, evaluating and managing the principal risks that affect the attainment of the Group's business objectives and goals for the year under review and up to the date of approval of this statement for inclusion in the annual report.

The Board is supported by the Group Risk Management Committee (GRMC), headed by the CEO in overseeing the risk management efforts within the Group. The risk management process includes identifying principal business risks in critical areas, assessing the likelihood and impact of material exposures and determining its corresponding risk mitigation and treatment measures.

These ongoing processes are co-ordinated by the Internal Audit Division in conjunction with all the business heads within the Group and periodic reporting to the GRMC.

BOARD MEETINGS

The Board meets at least quarterly and has a formal agenda on matters for discussion. The CEO leads the presentation of board papers and provides explanation of pertinent issues. In arriving at any decision, on recommendation by the Management, a thorough deliberation and discussion by the Board is a prerequisite. In addition, the Board is kept updated on the Group's activities and operations on a timely and regular basis.

ORGANISATIONAL STRUCTURE WITH FORMALLY DEFINED RESPONSIBILITY LINES AND DELEGATION OF AUTHORITY

There is in place an organisational structure with formally defined responsibility lines and authorities to facilitate quick response to changes in the evolving business environment, effective supervision of day-to-day business conduct and accountability for operation performance. Capital and non-capital expenditures and acquisition and disposal of investment interest are subject to appropriate approval processes.

PERFORMANCE MANAGEMENT FRAMEWORK

Management reports are generated on a regular and consistent basis to facilitate the Board and the Group's Management in performing financial and operating reviews on the various operating units. The reviews encompass areas such as financial and non-financial key performance indicators, variances between budget and operating results and compliance with laws and regulations.

The Group has in place a well-controlled budgeting process that provides a responsible accounting framework.

OPERATIONAL POLICIES AND PROCEDURES

The documented policies and procedures form an integral part of the internal control systems to safeguard shareholders' investment and the Group's assets against material losses and ensure complete and accurate financial information. The documents consist of approved memoranda, circulars, manuals and handbooks that are continuously being revised and updated to meet operational needs.

GROUP INTERNAL AUDIT

The Internal Audit Division, who reports directly to the Audit Committee, conducts reviews on the system of internal controls and the effectiveness of the processes that are in place to identify, manage and report risks. The routine reviews are being conducted on units under the Group's major core activities.

STRENGTH IN INTERNAL CONTROL

The Board has reviewed the adequacy and effectiveness of the Group's risk management and internal control system for the year under review and up to the date of approval of this statement for inclusion in the annual report, and is of the view that the risk management and internal control systems are satisfactory and there were no material losses incurred during the year under review as a result of internal control weakness.

For the period under review, the Chief Executive Officer and Group Financial Controller have provided assurance to the Board that the Group's risk management and internal control system is operating adequately and effectively, in all material aspects.

This Statement on Risk Management and Internal Control was approved by the Board of Directors on 20 November 2013.

AUDIT COMMITTEE REPORT

The Audit Committee (Committee) of KLK is pleased to present the Audit Committee Report for the financial year ended 30 September 2013 in compliance with Paragraph 15.15 of Bursa Malaysia Securities Berhad Main Market Listing Requirements.

MEMBERSHIP AND ATTENDANCE

During the financial year ended 30 September 2013, the Committee held 5 meetings. Details of the membership and record of the attendance at these meetings are as follows:

Composition of Committee	Number of Committee Meetings Held During Tenure in Office	Attended
Dato' Yeoh Eng Khoon – Chairman Independent Non-Executive Director	5	5
Kwok Kian Hai Independent Non-Executive Director	5	5
Tan Sri Azlan Bin Mohd Zainol Independent Non-Executive Director and MIA member *(Appointed w.e.f 13 May 2013)*	2	2
Datuk Abdul Rahman bin Mohd. Ramli Independent Non-Executive Director and MIA member *(Retired w.e.f 20 February 2013)*	3	3

TERMS OF REFERENCE

The Committee was established in 1993 to serve as a Committee of the Board of Directors of KLK. In performing their duties and discharging their responsibilities, the Committee is guided by the terms of reference set out below:

COMPOSITION OF THE COMMITTEE

The Committee must be composed of not fewer than 3 members, the majority of whom shall be independent. All members shall be non-executive directors. No alternate director shall be appointed as a member of the Committee.

At least one member of the Committee:

(i) must be a member of the Malaysian Institute of Accountants; or

(ii) if not a member of the Malaysian Institute of Accountants, the member must have at least 3 years' working experience and:

   (a) must have passed the examinations specified in Part I of the First Schedule of the Accountants Act 1967; or

   (b) must be a member of one of the associations of accountants specified in Part II of the First Schedule of the Accountants Act 1967; or

(iii) must have at least 3 years' post-qualification experience in accounting or finance with either one of the following qualifications:

   (a) a degree/masters/doctorate in accounting or finance; or

   (b) a member of any professional accountancy organisation which has been admitted as a full member of the International Federation of Accountants; or

(iv) must have at least 7 years' experience as a chief financial officer of a corporation or be primarily responsible for the management of the financial affairs of a corporation; or

(v) fulfils such other requirements as prescribed or approved by Bursa Malaysia.

The Chairman, who shall be elected by the members of the Committee, must be an independent non-executive director. In the absence of the Chairman, the members present shall elect a Chairman from amongst them to chair the meeting.

REVIEW OF THE COMMITTEE

The term of office and performance of each member of the Committee shall be reviewed by the Board at least once every 3 years.

FREQUENCY OF MEETINGS

The Committee shall meet at least four times annually and additional meetings may be called at any time at the Chairman's discretion.

However, the Committee shall meet with the external auditors without executive board members present at least twice a year.

QUORUM

The quorum for each meeting shall be two (2) members of the Committee.

ATTENDANCE OF MEETING

The external and internal auditors and other members of Senior Management will be invited to attend these meetings upon invitation by the Chairman of the Committee.

AUTHORITY

- The Committee is authorised by the Board to investigate any matter within its terms of reference. It is authorised to seek any information it requires from any employee and all employees are directed to co-operate with any request made by the Committee.

- The Committee shall have full and unrestricted access to all information and documents which are required to perform its duties as well as direct communication to the internal and external auditors and Senior Management of Kuala Lumpur Kepong Berhad (the Company) and all its subsidiaries (the Group).

- The Committee is authorised by the Board to obtain outside legal or other independent professional advice and to secure the attendance of outsiders with relevant experience and expertise if it considers this necessary.

- The Committee is authorised to convene meetings with the external auditors, the internal auditors or both, excluding the attendance of other directors and employees, whenever deemed necessary.

DUTIES AND RESPONSIBILITIES

The duties of the Committee shall include the following:

- Provide assistance to the Board in fulfilling its fiduciary responsibilities relating to corporate accounting and reporting practices for the Company and the Group.

- Maintain through regularly scheduled meetings, a direct line of communication between the Board and the external auditors and internal auditors.

- Establish a sound risk management framework and internal control system.
- Act upon the Board's request to investigate and report on any issues or concerns with regard to the management of the Group.
- To report promptly to Bursa Malaysia on any matter reported by it to the Board which has not been satisfactorily resolved resulting in a breach of Bursa Malaysia Securities Berhad Main Market Listing Requirements.

FINANCIAL PROCEDURES AND FINANCIAL REPORTING

Review of the quarterly results and year-end financial statements of the Company and the Group to ensure compliance with appropriate accounting policies, accounting standards and disclosure requirements before submitting them for the Board's approval.

In connection therewith, the Group Financial Controller attends all the Committee meetings.

RELATED PARTY TRANSACTIONS

To monitor any related party transactions that may arise within the Company or the Group.

EXTERNAL AUDIT

- Review the audit plan of the external auditors.
- Review the external auditors' report and to evaluate their findings and recommendations for actions to be taken.
- Consider the nomination, appointment and the re-appointment of external auditors, their fees and any questions on resignation and dismissal.

INTERNAL AUDIT

- Review and approve the annual internal audit plan.
- Review the adequacy of the scope, functions, competency and resources of the internal audit function, and that it has the necessary authority to carry out its work.
- Review the internal audit program, processes, the results of the internal audit program, processes or investigation undertaken and where necessary, ensure that appropriate actions are taken on the recommendations of the internal audit function.
- Review any appraisal or assessment of the performance of the Internal Audit Division (IAD) to ensure that they have the standing to exercise independence and professionalism in discharging their duties.
- Approve any appointment or termination of senior staff members of the internal audit function.
- Take cognisance of resignations of internal audit staff members and provide the resigning staff member an opportunity to submit his reasons for resigning.

SUMMARY OF ACTIVITIES FOR THE FINANCIAL YEAR

In line with the terms of reference of the Committee, the following activities were carried out by the Committee during the financial year ended 30 September 2013 in the discharge of its functions and duties:

- Reviewed the quarterly financial statements and Annual Report of the Group before presentation for the Board's approval, focusing particularly on:
  - changes in or implementation of major accounting policy;
  - significant and unusual events;
  - the going concern assumption; and
  - compliance with accounting standards and other legal requirements.
- Reviewed the related party transactions that had arisen within the Company or the Group and the disclosure of such transactions in the Annual Report.
- Reviewed with the external auditors their audit plan and scope of work prior to commencement of audit.
- Discussed and reviewed the Group's financial year-end statements with the external auditors including issues and findings noted in the course of the audit of the Group's Financial Statements.
- Reviewed and discussed with the external auditors their evaluation of the system on internal control of the Group including meeting the external auditors without the presence of Management.
- Considered the appointment of external auditors and their request for increase in audit fees.
- Reviewed and deliberated on reports of audits conducted by the IAD.
- The Committee also appraised the adequacy of actions and remedial measures taken by the Management in resolving the audit issues reported and recommended further improvement measures.
- Reviewed and assessed the risk management activities of the Company and the Group.
- Reviewed the Audit Committee Report, Statement on Risk Management and Internal Control and Statement on Corporate Governance before submitting for the Board's approval and inclusion in the Company's Annual Report.

INTERNAL AUDIT FUNCTION

The Committee is assisted by the IAD in discharging its duties and responsibilities.

The Group has an adequate resourced IAD which reports directly to the Committee and is independent of the activities they audit. There is also in place an audit charter that defines the organisation status, functions and responsibilities of the IAD.

The IAD conducts regular and systematic reviews of the effectiveness of the key controls and processes in the operating units and assess compliance with the established policies and procedures. This provides reasonable assurance that such systems would continue to operate satisfactorily and effectively in the Company and the Group. In addition, the IAD also conducts investigations and special reviews at the request of Management.

On a quarterly basis, the IAD submits the audit reports on their activities to the Committee for its review and deliberation. The Head of the IAD attends the Committee meetings to present the internal audit findings and makes appropriate recommendations on any areas of concern within the Company and the Group for the Committee's deliberation.

In 2012/2013, a total of 164 audits and reviews were carried out spanning the Group's operations. The total cost incurred for the internal audit function for the financial year ended 30 September 2013 was RM3.67 million.

TRAINING ATTENDED BY MEMBERS OF THE COMMITTEE

For the year under review, the members of the Committee attended the following training programmes, conferences and seminars:

Conference / Seminar / Workshop	Presenter / Organiser	Date
Sustainability Training for Directors and Practitioners	Bursa Malaysia	21.03.2013
Financial Services Act 2013, Islamic Financial Services Act 2013 and Directors and Officers Liability Insurance Policy	RHB	20.05.2013
The Malaysian Code on Corporate Governance 2012 & Statement on Risk Management	KPMG	22.05.2013
Personal Data Protection Act 2010 and Foreign Account Tax Compliance Act	RHB	06.06.2013
Governance in Groups Programme	ICLIF and RHB	17.06.2013

ADDITIONAL COMPLIANCE INFORMATION

The following information is provided in accordance with Paragraph 9.25 of Bursa Malaysia Securities Berhad Main Market Listing Requirements as set out in Appendix 9C thereto.

UTILISATION OF PROCEEDS RAISED FROM CORPORATE PROPOSALS

There were no proceeds raised from any corporate proposals during the financial year under review.

SHARE BUY-BACK

There were no share buy-back transactions or resale of treasury shares during the financial year under review.

OPTIONS AND CONVERTIBLE SECURITIES

The Company did not issue any options and convertible securities during the financial year under review.

DEPOSITORY RECEIPT PROGRAMME

KLK has a Depository Receipt Programme (Level 1) in the US, sponsored by JPMorgan Chase Bank (JPM). JPM has appointed Malayan Banking Berhad as the sole custodian of KLK shares for the Depository Receipt Programme. 702,770 shares representing 0.07% of KLK's issued and paid-up capital (excluding treasury shares) are registered under the Depository Receipt Programme (Level 1) for the financial year ended 30 September 2013.

SANCTIONS AND/OR PENALTIES

There were no material sanctions and/or penalties imposed on the Company and its subsidiaries, Directors or Management by the relevant regulatory bodies during the financial year under review.

NON-AUDIT FEES

The amount of non-audit fees paid to KPMG Malaysia and its affiliates during the financial year under review was RM1.574 million.

VARIATION IN RESULTS

There were no material variances between the financial results for the financial year ended 30 September 2013 and the unaudited results previously announced by the Company.

PROFIT GUARANTEE

There were no profit guarantees given by the Company during the financial year under review.

MATERIAL CONTRACTS

Material contracts entered into by the Company and its subsidiaries involving the interest of Directors and major shareholders, either still subsisting at the end of the financial year or entered into since the end of the previous financial year are disclosed in Note 37 to the financial statements under "Related Party Transactions" on pages 116 to 117.

FINANCIAL STATEMENTS

65 Report of the Directors
68 Statements of Profit or Loss
69 Statements of Other Comprehensive Income
70 Statements of Financial Position
71 Consolidated Statement of Changes in Equity
72 Statement of Changes in Equity of the Company
73 Consolidated Statement of Cash Flows
77 Statement of Cash Flows of the Company
79 Notes on the Financial Statements
140 Directors' Statement
140 Statutory Declaration
141 Report of the Auditors



FINANCIAL HIGHLIGHTS
EARNINGS PER SHARE (SEN)
SHAREHOLDERS' FUNDS (RM BILLION)
DIVIDEND YIELD (%)
DIVIDEND PAYOUT RATIO (%)

REPORT OF THE DIRECTORS

The Directors of Kuala Lumpur Kepong Berhad have pleasure in submitting their Report together with the audited financial statements of the Group consisting of the Company and its subsidiaries, and of the Company for the year ended 30 September 2013.

PRINCIPAL ACTIVITIES

The Company carries on the business of producing and processing palm products and natural rubber on its plantations. The Group's subsidiaries and associates are involved in the business of plantation, manufacturing, property development and investment holding. There have been no significant changes in the nature of these activities during the year ended 30 September 2013.

RESULTS

	Group RM'000	Company RM'000
Profit before taxation	1,199,767	1,293,919
Tax expense	(232,797)	(80,117)
Profit for the year	966,970	1,213,802
Attributable to:		
Equity holders of the Company	917,743	1,213,802
Non-controlling interests	49,227	-
	966,970	1,213,802

DIVIDENDS

The amounts paid or declared by way of dividends by the Company since the end of the previous financial year were:

(i) a final single tier dividend of 50 sen per share amounting to RM532,483,000 in respect of the year ended 30 September 2012 was paid on 20 March 2013, as proposed in last year's report; and

(ii) an interim single tier dividend of 15 sen per share amounting to RM159,745,000 in respect of the year ended 30 September 2013 was paid on 14 August 2013.

The Directors recommend the payment of a final single tier dividend of 35 sen per share amounting to RM372,738,000 for the year ended 30 September 2013 which, subject to shareholders' approval at the forthcoming Annual General Meeting ("AGM") of the Company, will be paid on 18 March 2014 to shareholders on the Company's register of members at the close of business on 24 February 2014.

RESERVES AND PROVISIONS

All material transfers to and from reserves and provisions during the financial year have been disclosed in the financial statements.

ISSUED AND PAID-UP CAPITAL

During the financial year, the Company has not made any purchase of its own shares or re-sale of the treasury shares since the fresh mandate for the share buy back scheme approved by the shareholders of the Company at the AGM held on 20 February 2013. Details of the shares bought back and retained as treasury shares are as follows:

Month	No. Of Shares Bought Back And Held As Treasury Shares	Per Share: Highest Price Paid RM	Lowest Price Paid RM	Average Price Paid RM	Total Consideration RM'000
February 1999	1,208,000	5.90	5.10	5.58	6,823
March 1999	1,131,000	5.25	4.72	4.86	5,559
January 2002	200,000	5.30	5.30	5.30	1,065
	2,539,000				13,447

The mandate given by the shareholders will expire at the forthcoming AGM and an ordinary resolution will be tabled at the AGM for shareholders to grant a fresh mandate for another year.

There were no changes in the authorised, issued and paid-up capital of the Company during the financial year.

DIRECTORS OF THE COMPANY
Directors who served since the date of the last report are shown on page 5.

In accordance with the Company's Articles of Association, Dato' Lee Hau Hian and Roy Lim Kiam Chye retire by rotation from the Board at the forthcoming AGM, and being eligible, offer themselves for re-election.

In accordance with the Company's Articles of Association, Tan Sri Azlan Bin Mohd Zainol who was appointed since the last AGM, retires from the Board at the forthcoming AGM and being eligible, offers himself for re-election.

Tan Sri Datuk Seri Utama Thong Yaw Hong and R. M. Alias retire from the Board at the forthcoming AGM pursuant to Section 129(2) of the Companies Act, 1965, and resolutions will be proposed for their re-appointments as Directors under the provision of Section 129(6) of the said Act to hold office until the conclusion of the following AGM of the Company.

DIRECTORS' SHAREHOLDINGS
Details of the Directors' shareholdings in the Company of those who were Directors at year end as recorded in the Register of Directors' Shareholdings are as follows:

	Number of Shares of RM1 each				% of Issued Share Capital#
Name	**Balance at 1.10.2012**	**Bought**	**Sold**	**Balance at 30.9.2013**	
R. M. Alias					
- held directly	337,500	-	-	337,500	0.03
- deemed interested[1]	4,500	-	-	4,500	- *
Tan Sri Dato' Seri Lee Oi Hian					
- held directly	72,000	-	-	72,000	0.01
- deemed interested[2]	496,350,027	-	-	496,350,027	46.61
Dato' Lee Hau Hian					
- held directly	83,250	-	-	83,250	0.01
- deemed interested[2]	496,350,027	-	-	496,350,027	46.61
Tan Sri Datuk Seri Utama Thong Yaw Hong					
- held directly	105,000	-	-	105,000	0.01
- deemed interested[3]	75,000	-	-	75,000	0.01
Dato' Yeoh Eng Khoon					
- held directly	335,000	-	-	335,000	0.03
- deemed interested[4]	3,189,850	-	-	3,189,850	0.30
Roy Lim Kiam Chye					
- held directly	4,750	-	-	4,750	- *
- deemed interested	-	-	-	-	-

Notes:
1 Deemed interested through his child's shareholdings.
2 Deemed interested through Batu Kawan Berhad and Wan Hin Investments Sdn Bhd.
3 Deemed interested through his spouse's shareholdings.
4 Deemed interested through Yeoh Chin Hin Investments Sdn Bhd, and shareholdings of his spouse and children.

* Less than 0.01%.
# Based on 1,064,965,692 shares excluding 2,539,000 treasury shares.

Other than the abovementioned Directors, no other Director in office during the year held any shares in the Company.

There were no changes notified by the Directors in any of their direct or deemed interests in the share capital of the Company between 30 September 2013 and 29 November 2013.

By virtue of their deemed interests in the shares of the Company, Tan Sri Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian are deemed to have an interest in the shares of the subsidiaries of the Company to the extent of the Company's interest in the respective subsidiaries as disclosed under Note 41 on the financial statements.

No other Director in office has any beneficial interest in the shares of related corporations of the Company during the financial year.

DIRECTORS' BENEFITS
Since the end of the previous financial year, no Director of the Company has received nor become entitled to receive any benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by Directors shown in the Group's financial statements) by reason of a contract made by the Company or a related company with a Director or with a firm of which the Director is a member, or with a company in which the Director has a substantial financial interest, except for any deemed benefits that may accrue to certain Directors by virtue of normal trading transactions by the Group and the Company with related parties as disclosed under Note 37 on the financial statements.

There were no arrangements during and at the end of the financial year which had the object of enabling Directors of the Company to acquire benefits by means of the acquisition of shares of the Company or any other body corporate.

OPTIONS GRANTED OVER UNISSUED SHARES
No options were granted to any person to take up unissued shares of the Company during the year.

OTHER STATUTORY INFORMATION
Before the financial statements of the Group and of the Company were made out, the Directors took reasonable steps to ascertain that:

(i) all known bad debts have been written off and adequate provision made for doubtful debts; and

(ii) any current assets which were unlikely to be realised in the ordinary course of business have been written down to an amount which they might be expected so to realise.

At the date of this report, the Directors of the Company are not aware of any circumstances:

(i) that would render the amount written off for bad debts or the amount of the provision for doubtful debts in the Group and Company inadequate to any substantial extent; or

(ii) that would render the value attributed to the current assets in the financial statements of the Group and of the Company misleading; or

(iii) which have arisen which render adherence to the existing method of valuation of assets or liabilities of the Group and of the Company misleading or inappropriate; or

(iv) not otherwise dealt with in this report or the financial statements that would render any amount stated in the financial statements of the Group and of the Company misleading.

At the date of this report, there does not exist:

(i) any charge on the assets of the Group or of the Company that has arisen since the end of the financial year and which secures the liabilities of any other person; or

(ii) any contingent liability in respect of the Group or of the Company that has arisen since the end of the financial year.

No contingent liability or other liability of any company in the Group has become enforceable, or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the Directors, will or may substantially affect the ability of the Group and of the Company to meet their obligations as and when they fall due except as disclosed in Note 40 on the financial statements.

In the opinion of the Directors, the financial performance of the operations of the Group and of the Company for the financial year ended 30 September 2013 have not been substantially affected by any item, transaction or event of a material and unusual nature, nor have any such item, transaction or event occurred in the interval between the end of that financial year and the date of this report.

EVENTS SUBSEQUENT TO REPORTING DATE
Details of events subsequent to reporting date are disclosed in Note 45 on the financial statements.

AUDITORS
The retiring auditors, Messrs. KPMG, have indicated their willingness to accept re-appointment.

Signed on behalf of the Board of Directors in accordance with a resolution of the Directors:

R. M. ALIAS
(Chairman)

TAN SRI DATO' SERI LEE OI HIAN
(Chief Executive Officer)

12 December 2013

STATEMENTS OF PROFIT OR LOSS

For The Year Ended 30 September 2013

	Note	Group 2013 RM'000	Group 2012 RM'000	Company 2013 RM'000	Company 2012 RM'000
Continuing operations					
Revenue	4	**9,147,325**	10,067,249	**2,054,212**	1,758,316
Cost of sales		**(7,197,597)**	(7,900,799)	**(587,916)**	(565,306)
Gross profit		**1,949,728**	2,166,450	**1,466,296**	1,193,010
Other operating income		**114,876**	73,366	**55,337**	3,247
Distribution costs		**(275,406)**	(327,195)	**(12,707)**	(9,957)
Administration expenses		**(362,703)**	(340,949)	**(73,103)**	(74,064)
Other operating expenses		**(159,258)**	(119,148)	**(76,314)**	(64,975)
Operating profit	5	**1,267,237**	1,452,524	**1,359,509**	1,047,261
Finance costs	6	**(80,902)**	(63,466)	**(65,590)**	(37,709)
Share of profits of equity accounted investees, net of tax		**13,432**	10,567	**-**	-
Profit before taxation		**1,199,767**	1,399,625	**1,293,919**	1,009,552
Tax expense	9	**(232,797)**	(296,995)	**(80,117)**	(97,375)
Net profit from continuing operations		**966,970**	1,102,630	**1,213,802**	912,177
Discontinued operation					
Revenue	4	**-**	502,939	**-**	-
Cost of sales		**-**	(181,511)	**-**	-
Gross profit		**-**	321,428	**-**	-
Other operating income		**-**	1,594	**-**	-
Distribution costs		**-**	(195,375)	**-**	-
Administration expenses		**-**	(95,525)	**-**	-
Other operating expenses		**-**	(4,216)	**-**	-
Operating profit	5	**-**	27,906	**-**	-
Finance costs	6	**-**	(2,759)	**-**	-
Profit before taxation		**-**	25,147	**-**	-
Tax expense	9	**-**	(3,352)	**-**	-
Net profit from operating activities		**-**	21,795	**-**	-
Surplus on disposal of discontinued operation	41	**-**	135,664	**-**	-
Net profit from discontinued operation		**-**	157,459	**-**	-
Profit for the year		**966,970**	1,260,089	**1,213,802**	912,177
Consolidated					
Revenue	4	**9,147,325**	10,570,188	**2,054,212**	1,758,316
Profit before taxation		**1,199,767**	1,560,436	**1,293,919**	1,009,552
Tax expense	9	**(232,797)**	(300,347)	**(80,117)**	(97,375)
Profit for the year		**966,970**	1,260,089	**1,213,802**	912,177
Attributable to:					
Equity holders of the Company		**917,743**	1,211,244	**1,213,802**	912,177
Non-controlling interests		**49,227**	48,845	**-**	-
		966,970	1,260,089	**1,213,802**	912,177
		Sen	Sen	**Sen**	Sen
Earnings per share	10				
from continuing operations		**86.2**	98.9	**114.0**	85.7
from discontinued operation		**-**	14.8	**-**	-
		86.2	113.7	**114.0**	85.7

The accompanying notes form an integral part of the financial statements.

STATEMENTS OF OTHER COMPREHENSIVE INCOME

For The Year Ended 30 September 2013

	Group		Company	
	2013	2012	**2013**	2012
	RM'000	RM'000	**RM'000**	RM'000
Net profit for the year	**966,970**	1,260,089	**1,213,802**	912,177
Other comprehensive income/(loss) that will be reclassified subsequently to profit or loss				
Foreign currency translation differences	**(105,811)**	(278,025)	**-**	-
Net change in fair value of available-for-sale investments	**292,192**	33,112	**110,830**	4,810
Reclassification adjustment for surplus on disposal of available-for-sale investments	**(2,137)**	(5,017)	**-**	-
	184,244	(249,930)	**110,830**	4,810
Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss				
Actuarial gain/(loss) on defined benefit plans	**6,514**	(31,503)	**-**	-
Total other comprehensive income/(loss) for the year	**190,758**	(281,433)	**110,830**	4,810
Total comprehensive income for the year	**1,157,728**	978,656	**1,324,632**	916,987
Attributable to:				
Equity holders of the Company	**1,116,171**	941,603	**1,324,632**	916,987
Non-controlling interests	**41,557**	37,053	**-**	-
	1,157,728	978,656	**1,324,632**	916,987

The accompanying notes form an integral part of the financial statements.

STATEMENTS OF FINANCIAL POSITION

At 30 September 2013

		Group		Company	
		2013	2012	**2013**	2012
	Note	**RM'000**	RM'000	**RM'000**	RM'000
Assets					
Property, plant and equipment	12	**3,728,605**	3,146,674	**1,176,696**	1,194,090
Prepaid lease payments	13	**193,229**	164,427	**805**	827
Biological assets	14	**1,908,218**	1,893,993	**728,082**	728,109
Land held for property development	15	**216,932**	239,095	**-**	-
Goodwill on consolidation	16	**297,016**	285,675	**-**	-
Intangible assets	17	**19,573**	20,609	**-**	-
Investment in subsidiaries	18	**-**	-	**2,915,930**	2,694,820
Investment in associates	19	**112,477**	94,009	**24,219**	20,676
Available-for-sale investments	20	**889,422**	586,340	**319,178**	208,348
Other receivable	21	**106,208**	83,279	**-**	-
Deferred tax assets	22	**103,305**	54,249	**-**	-
Total non-current assets		**7,574,985**	6,568,350	**5,164,910**	4,846,870
Inventories	23	**1,062,155**	1,219,225	**50,878**	67,784
Biological assets	14	**17,811**	10,761	**-**	-
Trade receivables	24	**867,081**	814,464	**50,842**	36,904
Other receivables, deposits and prepayments	25	**350,165**	296,327	**19,440**	24,576
Amount owing by subsidiaries	18	**-**	-	**1,017,481**	882,185
Tax recoverable		**52,195**	39,086	**-**	-
Property development costs	26	**40,812**	8,540	**-**	-
Derivative financial assets	27	**14,158**	55,130	**254**	790
Asset held for sale	28	**11,610**	12,345	**-**	-
Cash and cash equivalents	29	**1,756,934**	2,358,914	**460,971**	482,391
Total current assets		**4,172,921**	4,814,792	**1,599,866**	1,494,630
Total assets		**11,747,906**	11,383,142	**6,764,776**	6,341,500
Equity					
Share capital	30	**1,067,505**	1,067,505	**1,067,505**	1,067,505
Reserves	31	**6,479,722**	6,055,779	**3,578,804**	2,946,400
		7,547,227	7,123,284	**4,646,309**	4,013,905
Less: Cost of treasury shares		**(13,447)**	(13,447)	**(13,447)**	(13,447)
Total equity attributable to equity holders of the Company		**7,533,780**	7,109,837	**4,632,862**	4,000,458
Non-controlling interests		**419,460**	397,751	**-**	-
Total equity		**7,953,240**	7,507,588	**4,632,862**	4,000,458
Liabilities					
Deferred tax liabilities	22	**250,064**	241,823	**2,467**	2,489
Deferred income	32	**72,010**	22,765	**-**	-
Provision for retirement benefits	33	**259,222**	248,478	**20,094**	17,299
Borrowings	34	**1,558,227**	1,782,714	**1,300,000**	1,600,000
Total non-current liabilities		**2,139,523**	2,295,780	**1,322,561**	1,619,788
Trade payables	35	**362,701**	350,363	**5,169**	6,001
Other payables	36	**459,425**	490,820	**82,482**	88,143
Amount owing to subsidiaries	18	**-**	-	**418,120**	613,832
Deferred income	32	**6,965**	1,910	**-**	-
Borrowings	34	**777,125**	696,067	**300,000**	-
Tax payable		**29,153**	34,513	**3,041**	13,278
Derivative financial liabilities	27	**19,774**	6,101	**541**	-
Total current liabilities		**1,655,143**	1,579,774	**809,353**	721,254
Total liabilities		**3,794,666**	3,875,554	**2,131,914**	2,341,042
Total equity and liabilities		**11,747,906**	11,383,142	**6,764,776**	6,341,500

The accompanying notes form an integral part of the financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For The Year Ended 30 September 2013

	Attributable to the equity holders of the Company										
	Share Capital RM'000	Capital Reserve RM'000	Revaluation Reserve RM'000	Capital Redemption Reserve RM'000	Exchange Fluctuation Reserve RM'000	Fair Value Reserve RM'000	Retained Earnings RM'000	Treasury Shares RM'000	Total RM'000	Non-Controlling Interests RM'000	Total Equity RM'000
At 1 October 2011	1,067,505	1,018,204	81,121	55,742	206,751	(16,007)	4,673,780	(13,447)	7,073,649	392,422	7,466,071
Net change in fair value of available-for-sale investments	-	-	-	-	-	33,112	-	-	33,112	-	33,112
Reclassification adjustment for surplus on disposal of available-for-sale investments	-	-	-	-	-	(5,017)	-	-	(5,017)	-	(5,017)
Transfer from reserves to retained earnings	-	(5,265)	-	(3,350)	(19,381)	-	27,996	-	-	-	-
Actuarial loss on defined benefit plans	-	-	-	-	-	-	(31,503)	-	(31,503)	-	(31,503)
Currency translation differences	-	(694)	-	(1)	(265,538)	-	-	-	(266,233)	(11,792)	(278,025)
Total comprehensive (loss)/income for the year	-	(5,959)	-	(3,351)	(284,919)	28,095	(3,507)	-	(269,641)	(11,792)	(281,433)
Profit for the year	-	-	-	-	-	-	1,211,244	-	1,211,244	48,845	1,260,089
Total comprehensive (loss)/income for the year	-	(5,959)	-	(3,351)	(284,919)	28,095	1,207,737	-	941,603	37,053	978,656
Rights issue to non-controlling interests	-	-	-	-	-	-	-	-	-	659	659
Acquisition through business combination	-	-	-	-	-	-	-	-	-	241	241
Effect of changes in shareholdings in a subsidiary	-	-	-	-	-	-	(194)	-	(194)	194	-
Dividend paid											
- 2011 final	-	-	-	-	-	-	(745,476)	-	(745,476)	-	(745,476)
- 2012 interim	-	-	-	-	-	-	(159,745)	-	(159,745)	-	(159,745)
Dividends paid to non-controlling interests	-	-	-	-	-	-	-	-	-	(32,818)	(32,818)
Total transactions with owners of the Company	-	-	-	-	-	-	(905,415)	-	(905,415)	(31,724)	(937,139)
At 30 September 2012	**1,067,505**	**1,012,245**	**81,121**	**52,391**	**(78,168)**	**12,088**	**4,976,102**	**(13,447)**	**7,109,837**	**397,751**	**7,507,588**
Net change in fair value of available-for-sale investments	**-**	**-**	**-**	**-**	**-**	**292,192**	**-**	**-**	**292,192**	**-**	**292,192**
Reclassification adjustment for surplus on disposal of available-for-sale investments	**-**	**-**	**-**	**-**	**-**	**(2,137)**	**-**	**-**	**(2,137)**	**-**	**(2,137)**
Transfer from reserves to retained earnings	**-**	**1,451**	**-**	**-**	**(4,973)**	**-**	**3,522**	**-**	**-**	**-**	**-**
Actuarial gain on defined benefit plans	**-**	**-**	**-**	**-**	**-**	**-**	**6,514**	**-**	**6,514**	**-**	**6,514**
Currency translation differences	**-**	**(517)**	**-**	**2**	**(97,626)**	**-**	**-**	**-**	**(98,141)**	**(7,670)**	**(105,811)**
Total comprehensive income/(loss) for the year	**-**	**934**	**-**	**2**	**(102,599)**	**290,055**	**10,036**	**-**	**198,428**	**(7,670)**	**190,758**
Profit for the year	**-**	**-**	**-**	**-**	**-**	**-**	**917,743**	**-**	**917,743**	**49,227**	**966,970**
Total comprehensive income/(loss) for the year	**-**	**934**	**-**	**2**	**(102,599)**	**290,055**	**927,779**	**-**	**1,116,171**	**41,557**	**1,157,728**
Acquisition through business combination	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**7,152**	**7,152**
Issuance of shares to non-controlling interests	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**2,545**	**2,545**
Redemption of redeemable preference shares	**-**	**-**	**-**	**4,690**	**-**	**-**	**(4,690)**	**-**	**-**	**(6,000)**	**(6,000)**
Advance from non-controlling interests	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**440**	**440**
Dividend paid											
- 2012 final	**-**	**-**	**-**	**-**	**-**	**-**	**(532,483)**	**-**	**(532,483)**	**-**	**(532,483)**
- 2013 interim	**-**	**-**	**-**	**-**	**-**	**-**	**(159,745)**	**-**	**(159,745)**	**-**	**(159,745)**
Dividends paid to non-controlling interests	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(23,985)**	**(23,985)**
Total transactions with owners of the Company	**-**	**-**	**-**	**4,690**	**-**	**-**	**(696,918)**	**-**	**(692,228)**	**(19,848)**	**(712,076)**
At 30 September 2013	**1,067,505**	**1,013,179**	**81,121**	**57,083**	**(180,767)**	**302,143**	**5,206,963**	**(13,447)**	**7,533,780**	**419,460**	**7,953,240**
	Note 30	Note 31									

The accompanying notes form an integral part of the financial statements.

STATEMENT OF CHANGES IN EQUITY OF THE COMPANY

For The Year Ended 30 September 2013

	Share Capital RM'000	Capital Reserve RM'000	Revaluation Reserve RM'000	Capital Redemption Reserve RM'000	Fair Value Reserve RM'000	Retained Earnings RM'000	Treasury Shares RM'000	Total RM'000
At 1 October 2011	1,067,505	1,087,296	36,265	285	124,741	1,686,047	(13,447)	3,988,692
Net change in fair value of available-for-sale investments	-	-	-	-	4,810	-	-	4,810
Total comprehensive income for the year	-	-	-	-	4,810	-	-	4,810
Profit for the year	-	-	-	-	-	912,177	-	912,177
Total comprehensive income for the year	-	-	-	-	4,810	912,177	-	916,987
Dividends paid								
- 2011 final	-	-	-	-	-	(745,476)	-	(745,476)
- 2012 interim	-	-	-	-	-	(159,745)	-	(159,745)
Total transaction with owners of the Company	-	-	-	-	-	(905,221)	-	(905,221)
At 30 September 2012	**1,067,505**	**1,087,296**	**36,265**	**285**	**129,551**	**1,693,003**	**(13,447)**	**4,000,458**
Net change in fair value of available-for-sale investments	**-**	**-**	**-**	**-**	**110,830**	**-**	**-**	**110,830**
Total comprehensive income for the year	**-**	**-**	**-**	**-**	**110,830**	**-**	**-**	**110,830**
Profit for the year	**-**	**-**	**-**	**-**	**-**	**1,213,802**	**-**	**1,213,802**
Total comprehensive income for the year	**-**	**-**	**-**	**-**	**110,830**	**1,213,802**	**-**	**1,324,632**
Dividends paid								
- 2012 final	**-**	**-**	**-**	**-**	**-**	**(532,483)**	**-**	**(532,483)**
- 2013 interim	**-**	**-**	**-**	**-**	**-**	**(159,745)**	**-**	**(159,745)**
Total transaction with owners of the Company	**-**	**-**	**-**	**-**	**-**	**(692,228)**	**-**	**(692,228)**
At 30 September 2013	**1,067,505**	**1,087,296**	**36,265**	**285**	**240,381**	**2,214,577**	**(13,447)**	**4,632,862**
	Note 30	←		Note 31		→		

The accompanying notes form an integral part of the financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

For The Year Ended 30 September 2013

	2013 RM'000	2012 RM'000
Cash flows from operating activities		
Profit before taxation from continuing operations	**1,199,767**	1,399,625
Adjustments for:		
Depreciation of property, plant and equipment	**237,814**	216,365
Amortisation of leasehold land	**3,014**	3,013
Amortisation of prepaid lease payments	**4,521**	4,502
Amortisation of intangible assets	**3,410**	3,425
Amortisation of biological assets	**38,097**	34,751
Amortisation of deferred income	**(991)**	(133)
Impairment of property, plant and equipment	**6,503**	11,173
Impairment of intangible assets	**442**	-
Impairment of goodwill	**177**	-
Reversal of impairment of property, plant and equipment	**(1,813)**	-
Property, plant and equipment written off	**929**	3,097
Gain on disposal of property, plant and equipment	**(1,764)**	(3,061)
Surplus on government acquisition of land	**(626)**	(2,720)
Surplus on disposal of land	**(2,897)**	(13,788)
Surplus on disposal of available-for-sale investments	**(3,562)**	(7,590)
Surplus on disposal of shares in an associate	**(26,359)**	-
Impairment in value of available-for-sale investment	**149**	5,826
Retirement benefits provision	**29,056**	27,958
Write back of retirement benefits provision	**(13,773)**	-
Finance costs	**80,902**	63,466
Dividend income	**(50,387)**	(35,480)
Interest income	**(29,363)**	(27,280)
Exchange loss	**12,521**	47,309
Net change in fair value of derivatives measured at fair value	**6,350**	(48,963)
Fair value loss/(gain) on asset held for sale	**1,456**	(9,313)
Share of profits of equity accounted investees, net of tax	**(13,432)**	(10,567)
Operating profit before working capital changes	**1,480,141**	1,661,615
Working capital changes:		
Property development costs	**(2,949)**	28,677
Inventories	**157,177**	211,509
Biological assets	**(7,050)**	(6,009)
Trade and other receivables	**(32,336)**	18,513
Trade and other payables	**(30,274)**	130,366
Deferred income	**55,208**	24,808
Cash generated from operations	**1,619,917**	2,069,479
Interest paid	**(81,104)**	(66,790)
Tax paid	**(298,249)**	(419,381)
Retirement benefits paid	**(20,586)**	(20,010)
Net cash generated from operating activities of continuing operations	**1,219,978**	1,563,298
Net cash generated from operating activities of discontinued operation (Note B)	**-**	74,821
Net cash generated from operating activities	**1,219,978**	1,638,119

CONSOLIDATED STATEMENT OF CASH FLOWS

For The Year Ended 30 September 2013

	2013 RM'000	2012 RM'000
Cash flows from investing activities		
Purchase of property, plant and equipment	**(814,720)**	(674,594)
Purchase of leasehold land	**(15,858)**	(2,171)
Plantation development expenditure	**(151,553)**	(167,918)
Property development expenditure	**(4,370)**	(7,900)
Purchase of shares in subsidiaries, net of cash acquired (Note C)	**(10,619)**	(4,571)
Subscription of shares in an associate	**(3,543)**	-
Purchase of available-for-sale investments	**(3,671)**	(25,909)
Purchase of intangible assets	**(781)**	(137)
Proceeds from disposal of property, plant and equipment	**3,679**	5,270
Compensation from government on land acquired	**667**	2,984
Proceeds from disposal of shares in an associate	**27,638**	-
Proceeds from disposal of available-for-sale investments	**10,948**	18,740
Dividends received from associates	**1,147**	6,578
Dividends received from investments	**46,901**	32,002
Interest received	**23,775**	23,236
Net cash used in investing activities of continuing operations	**(890,360)**	(794,390)
Net cash generated from investing activities of discontinued operation (Note B)	**-**	400,267
Net cash used in investing activities	**(890,360)**	(394,123)
Cash flows from financing activities		
Term loans received	**-**	81,051
Issuance of Islamic medium term notes	**-**	1,300,000
Repayment of term loans	**(32,694)**	(146,114)
Repayment of Islamic medium term notes	**-**	(500,000)
Repayment of short term borrowings	**(122,710)**	(298,521)
Dividends paid to shareholders of the Company	**(692,228)**	(905,221)
Dividends paid to non-controlling interests	**(23,985)**	(32,818)
Issuance of shares to non-controlling interests	**2,545**	-
Rights issue to non-controlling interests	**-**	659
Advance from non-controlling interests	**440**	-
Redemption of redeemable preference shares from non-controlling interests	**(6,000)**	-
Increase in other receivable	**(16,294)**	(24,500)
Net cash used in financing activities of continuing operations	**(890,926)**	(525,464)
Net cash used in financing activities of discontinued operation (Note B)	**-**	(10,338)
Net cash used in financing activities	**(890,926)**	(535,802)
Net (decrease)/increase in cash and cash equivalents	**(561,308)**	708,194
Cash and cash equivalents at beginning of year	**2,315,154**	1,617,867
Cash and cash equivalents at end of year (Note A)	**1,753,846**	2,326,061

Notes on the consolidated statement of cash flows

A. Cash and cash equivalents

	2013 RM'000	2012 RM'000
Cash and cash equivalents consist of:		
Cash and bank balances	**283,336**	180,879
Deposits with licensed banks	**677,040**	888,241
Short term funds	**796,558**	1,289,794
Bank overdrafts	**(3,088)**	(32,853)
Cash and cash equivalents	**1,753,846**	2,326,061
Currency translation differences on opening balances	**-**	(10,907)
Cash and cash equivalents as restated	**1,753,846**	2,315,154

	2013 RM'000	2012 RM'000
B. Cash flows from discontinued operation		
Cash flows from operating activities		
Profit before taxation from discontinued operation	-	160,811
Adjustments for:		
Depreciation of property, plant and equipment	-	7,752
Amortisation of intangible assets	-	677
Loss on disposal of property, plant and equipment	-	224
Surplus on disposal of shares in a subsidiary	-	(135,664)
Finance cost	-	2,759
Interest income	-	(162)
Operating profit before working capital changes	-	36,397
Working capital changes:		
Inventories	-	46,148
Trade and other receivables	-	4,043
Trade and other payables	-	(5,585)
Cash generated from operations	-	81,003
Interest paid	-	(910)
Tax paid	-	(5,272)
Net cash generated from operating activities of discontinued operation	-	74,821
Cash flows from investing activities		
Purchase of property, plant and equipment	-	(15,073)
Proceeds from disposal of property, plant and equipment	-	675
Proceeds from disposal of shares in a subsidiary, net of cash disposed (Note D)	-	414,503
Interest received	-	162
Net cash generated from investing activities of discontinued operation	-	400,267
Cash flows from financing activities		
Term loans received	-	4,704
Repayment of term loans	-	(15,042)
Net cash used in financing activities of discontinued operation	-	(10,338)
C. Analysis of acquisition of subsidiaries		
Property, plant and equipment	**7,035**	-
Prepaid lease payments	**19,760**	6,889
Net current liabilities	**(4,734)**	(379)
Deferred tax liabilities	**(7,585)**	(1,698)
Fair values of net identifiable assets of subsidiaries acquired	**14,476**	4,812
Non-controlling interests	**(7,152)**	(241)
	7,324	4,571
Goodwill on consolidation	**3,627**	-
Purchase price satisfied by cash	**10,951**	4,571
Less: Cash and cash equivalents of subsidiaries acquired	**(332)**	-
Cash outflow on acquisition of subsidiaries	**10,619**	4,571

	2013 RM'000	2012 RM'000
D. Analysis of disposal of a subsidiary		
Property, plant and equipment	-	92,987
Intangible assets	-	6,688
Goodwill on consolidation	-	1,704
Deferred tax assets	-	1,375
Net current assets	-	241,250
Total assets and liabilities of a subsidiary disposed	-	344,004
Surplus on disposal of shares in a subsidiary	-	135,664
Exchange translation difference	-	(8,036)
Total sale consideration	-	471,632
Less: Cash and cash equivalent of a subsidiary disposed	-	(57,129)
Cash inflow on disposal of a subsidiary	-	414,503

The accompanying notes form an integral part of the financial statements.

STATEMENT OF CASH FLOWS OF THE COMPANY

For The Year Ended 30 September 2013

	2013 RM'000	2012 RM'000
Cash flows from operating activities		
Profit before taxation	**1,293,919**	1,009,552
Adjustments for:		
Depreciation of property, plant and equipment	**30,952**	30,184
Amortisation of leasehold land	**3,099**	3,099
Amortisation of prepaid lease payments	**22**	21
Property, plant and equipment written off	**124**	23
Gain on disposal of property, plant and equipment	**(491)**	(93)
Surplus on government acquisition of land	**(626)**	(2,184)
Loss on disposal of shares in a subsidiary	**7**	2
Impairment of advances to a subsidiary	**1,402**	-
Impairment in value of investment in a subsidiary	**14,332**	-
Surplus on liquidation of subsidiaries	**(3,466)**	(641)
Retirement benefits provision	**5,034**	3,092
Realised foreign exchange (gain)/loss	**(125)**	6,884
Unrealised foreign exchange translation (gain)/loss	**(36,882)**	16,951
Net change in fair value of derivatives measured at fair value	**287**	(790)
Finance costs	**65,590**	37,709
Dividend income	**(974,362)**	(637,028)
Interest income	**(37,691)**	(29,440)
Operating profit before working capital changes	**361,125**	437,341
Working capital changes:		
Inventories	**16,906**	(31,573)
Trade and other receivables	**(7,501)**	6,079
Trade and other payables	**(6,493)**	22,769
Cash generated from operations	**364,037**	434,616
Interest paid	**(65,590)**	(37,519)
Tax paid	**(87,586)**	(94,439)
Retirement benefits paid	**(2,239)**	(2,994)
Net cash generated from operating activities	**208,622**	299,664
Cash flows from investing activities		
Purchase of property, plant and equipment	**(16,939)**	(918,255)
Plantation development expenditure	**-**	(240,301)
Property, plant and equipment transferred from subsidiaries	**-**	(3,920)
Property, plant and equipment transferred to subsidiaries	**-**	2
Biological asset transferred from a subsidiary	**-**	(34,737)
Subscription of shares in subsidiaries	**(387,119)**	(142,685)
Subscription of shares in an associate	**(3,543)**	-
Proceeds from disposal of property, plant and equipment	**635**	128
Compensation from government on land acquired	**667**	2,448
Proceeds from disposal of shares in a subsidiary	**4,896**	1,292
Redemption of redeemable preference shares by subsidiaries	**173,000**	-
Loan to subsidiaries	**(327,243)**	(123,817)
Dividends received from subsidiaries	**952,556**	614,525
Dividends received from associates	**1,147**	6,577
Dividends received from investments	**20,588**	17,531
Interest received	**36,954**	28,795
Proceeds from capital reduction of a subsidiary	**6,587**	-
Net cash generated from/(used in) investing activities	**462,186**	(792,417)

STATEMENT OF CASH FLOWS OF THE COMPANY

For The Year Ended 30 September 2013

	2013 RM'000	2012 RM'000
Cash flows from financing activities		
Issuance of Islamic medium term notes	-	1,300,000
Repayment of Islamic medium term notes	-	(500,000)
Repayment of short term borrowing	-	(51,900)
Dividends paid to shareholders of the Company	**(692,228)**	(905,221)
Net cash used in financing activities	**(692,228)**	(157,121)
Net decrease in cash and cash equivalents	**(21,420)**	(649,874)
Cash and cash equivalents at beginning of year	**482,391**	1,132,265
Cash and cash equivalents at end of year (Note A)	**460,971**	482,391

Note on the statement of cash flows

A. Cash and cash equivalents

Cash and cash equivalents consist of:

	2013 RM'000	2012 RM'000
Cash and bank balances	**3,796**	4,549
Deposits with licensed banks	**55,877**	273,168
Short term funds	**401,298**	204,674
	460,971	482,391

The accompanying notes form an integral part of the financial statements.

NOTES ON THE FINANCIAL STATEMENTS

1. CORPORATE INFORMATION

The Company is a public limited liability company, incorporated and domiciled in Malaysia and is listed on the Main Market of the Bursa Malaysia Securities Berhad. The registered office and principal place of business is located at Wisma Taiko, 1, Jalan S P Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan.

The consolidated financial statements as at and for the year ended 30 September 2013 comprise the Company and its subsidiaries (together referred to as the "Group" and individually referred to as "Group entities") and the Group's interest in associates. The financial statements of the Company as at and for the year ended 30 September 2013 do not include other entities.

The Company is principally engaged in the business of producing and processing palm products and natural rubber on its plantations while the principal activities of the Group entities are shown in Note 41.

2. BASIS OF PREPARATION

2.1 Statement of compliance

The financial statements of the Group have been prepared in accordance with Financial Reporting Standards ("FRSs"), generally accepted accounting principles and the Companies Act, 1965 in Malaysia. These financial statements also comply with the applicable disclosure provisions of the Listing Requirements of the Bursa Malaysia Securities Berhad.

(a) Revised FRS and amendments to FRSs applied

Revised FRS and amendments to FRSs effective for annual periods beginning on or after 1 January 2012

- FRS 124 *Related Party Disclosures (revised)*
- Amendments to FRS 1 *First-time Adoption of Financial Reporting Standards - Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters*
- Amendments to FRS 7 *Financial Instruments: Disclosures - Transfers of Financial Assets*
- Amendments to FRS 112 *Income Taxes - Deferred Tax: Recovery of Underlying Assets*

Amendments to FRS effective for annual periods beginning on or after 1 July 2012

- Amendments to FRS 101 *Presentation of Financial Statements - Presentation of Items of Other Comprehensive Income*

The application of the above revised FRS and amendments to FRSs has no significant effect to the financial statements of the Group.

(b) New FRSs, amendments to FRSs and interpretation not applied

The following are accounting standards, amendments and interpretation of the FRS framework that have been issued by the Malaysian Accounting Standards Board ("MASB") but have not been applied by the Group.

FRSs, amendments to FRSs and interpretation effective for annual periods beginning on or after 1 January 2013

- FRS 10 *Consolidated Financial Statements*
- FRS 11 *Joint Arrangements*
- FRS 12 *Disclosure of Interests in Other Entities*
- FRS 13 *Fair Value Measurement*
- FRS 119 *Employee Benefits* (2011)
- FRS 127 *Separate Financial Statements* (2011)
- FRS 128 *Investments in Associates and Joint Ventures* (2011)
- IC Interpretation 20 *Stripping Costs in the Production Phase of a Surface Mine*
- Amendments to FRS 7 *Financial Instruments: Disclosures - Offsetting Financial Assets and Financial Liabilities*
- Amendments to FRS 1 *First-time Adoption of Financial Reporting Standards - Government Loans*
- Amendments to FRS 1 *First-time Adoption of Financial Reporting Standards (Improvements to FRSs (2012))*
- Amendments to FRS 101 *Presentation of Financial Statements (Improvements to FRSs (2012))*
- Amendments to FRS 116 *Property, Plant and Equipment (Improvements to FRSs (2012))*
- Amendments to FRS 132 *Financial Instruments: Presentation (Improvements to FRSs (2012))*
- Amendments to FRS 134 *Interim Financial Reporting (Improvements to FRSs (2012))*
- Amendments to FRS 10 *Consolidated Financial Statements: Transition Guidance*
- Amendments to FRS 11 *Joint Arrangements: Transition Guidance*
- Amendments to FRS 12 *Disclosure of Interests in Other Entities: Transition Guidance*
- Amendments to IC Interpretation 2 *Members' Shares in Co-operative Entities and Similar Instruments (Improvements to FRSs (2012))*

Amendments to FRSs and interpretation effective for annual periods beginning on or after 1 January 2014

- Amendments to FRS 10 *Consolidated Financial Statements: Investment Entities*
- Amendments to FRS 12 *Disclosure of Interests in Other Entities: Investment Entities*
- Amendments to FRS 127 *Separate Financial Statements (2011): Investment Entities*
- Amendments to FRS 132 *Financial Instruments: Presentation - Offsetting Financial Assets and Financial Liabilities*
- Amendments to FRS 136 *Recoverable Amount Disclosures for Non-Financial Assets*
- Amendments to FRS 139 *Novation of Derivatives and Continuation of Hedge Accounting*
- IC Interpretation 21 *Levies*

FRSs and amendments to FRS effective for annual periods beginning on or after 1 January 2015

- FRS 9 *Financial Instruments* (2009)
- FRS 9 *Financial Instruments* (2010)
- Amendments to FRS 7 *Financial Instruments: Disclosures - Mandatory Date of FRS 9 and Transition Disclosures*

The Group plans to apply those relevant FRSs, amendments to FRSs and interpretation that are effective for annual periods beginning on or after 1 January 2013 from annual period beginning on 1 October 2013.

The initial application of the other FRSs and amendments to FRSs is not expected to have any material financial impact on the financial statements of the Group.

In November 2011, MASB published the Malaysian Financial Reporting Standards ("MFRS") Framework applicable to all non-private entities with effect from 1 January 2012, with the exception of entities that are within the scope of MFRS 141 *Agriculture* and IC Interpretation 15 *Agreements for Construction of Real Estate*, including their parents, significant investors and venturers (herein referred as "Transitioning Entities"). Transitioning Entities were given the option to apply the MFRS Framework effective from 1 January 2013. On 30 June 2012, MASB decided to allow Transitioning Entities to defer the adoption of MFRS Framework for another year. However, on 7 August 2013, MASB further extended the effective date for the adoption of MFRS Framework by Transitioning Entities to 1 January 2015. Therefore, the Group as a Transitioning Entity will apply the MFRS Framework for the annual period beginning on 1 October 2015. As a result, the FRSs and amendments to FRS that are effective for annual period beginning on or after 1 January 2015 are not applicable to the Group.

2.2 Basis of measurement

The financial statements have been prepared under the historical cost basis except as disclosed in the notes on the financial statements.

2.3 Functional and presentation currency

These financial statements are presented in Ringgit Malaysia, which is the Company's functional currency. All financial information is presented in Ringgit Malaysia and has been rounded to the nearest thousand, unless otherwise stated.

2.4 Use of estimates and judgements

The preparation of financial statements in conformity with FRSs requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

There are no significant areas of estimation uncertainty and critical judgements in applying accounting policies that have significant effect on the amounts recognised in the financial statements other than those disclosed in the following notes:

- Note 12, 13, 14 and Note 16 to 20 - Measurement of the recoverable amounts of cash-generating units
- Note 22 - Recognition of unutilised tax losses and capital allowances
- Note 23 - Impairment/Write down of inventories
- Note 24 - Impairment on trade receivables
- Note 33 and 40 - Provision for retirement benefits and contingencies
- Note 41 - Impairment on investment in subsidiaries

3. SIGNIFICANT ACCOUNTING POLICIES

Summarised below are the significant accounting policies of the Group. The accounting policies applied are consistent with those applied in previous years, unless otherwise stated.

3.1 Basis of consolidation

(a) Subsidiaries

Subsidiaries are entities, including unincorporated entities, controlled by the Group. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Control exists when the Group has the ability to exercise its power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

Investments in subsidiaries are measured in the Company's statement of financial position at cost less any impairment losses, unless the investment is held for sale or distribution. The cost of investments includes transaction costs.

(b) Business combinations

Business combinations are accounted for using the acquisition method from the acquisition date, which is the date on which control is transferred to the Group.

Acquisitions on or after 1 October 2011

For acquisitions on or after 1 October 2011, the Group measures goodwill at the acquisition date as:

- the fair value of the consideration transferred; plus
- the recognised amount of any non-controlling interests in the acquiree; plus
- if the business combination is achieved in stages, the fair value of the existing equity interest in the acquiree; less
- the net recognised amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, a bargain purchase gain is recognised immediately in profit or loss.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognised in profit or loss.

Transaction costs other than those associated with the issue of debt or equity securities, that the Group incurs in connection with a business combination are expensed as incurred.

Any contingent consideration payable is recognised at fair value at the acquisition date. If the contingent consideration is classified as equity, it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes to the fair value of the contingent consideration are recognised in profit or loss.

For each business combination, the Group elects whether it measures the non-controlling interests in the acquiree either at fair value or at the proportionate share of the acquiree's identifiable net assets at the acquisition date.

Acquisitions between 1 October 2006 and 1 October 2011

For acquisitions between 1 October 2006 and 1 October 2011, goodwill represents the excess of the cost of the acquisition over the Group's interest in the recognised amount (generally fair value) of the identifiable assets, liabilities and contingent liabilities of the acquiree. When the excess was negative, a bargain purchase gain was recognised immediately in profit or loss.

Transaction costs, other than those associated with the issue of debt or equity securities, that the Group incurred in connection with business combinations were capitalised as part of the cost of the acquisition.

Acquisitions prior to 1 October 2006

For acquisitions prior to 1 October 2006, goodwill represents the excess of the cost of the acquisition over the Group's interest in the fair values of the net identifiable assets and liabilities.

(c) Acquisitions of non-controlling interests

The Group treats all changes in its ownership interest in a subsidiary that do not result in a loss of control as equity transactions between the Group and its non-controlling interest holders. Any difference between the Group's share of net assets before and after the change, and any consideration received or paid, is adjusted to or against Group reserves.

(d) Goodwill

Goodwill arises on business combinations is measured at cost less any accumulated impairment losses.

Goodwill is tested for impairment at least annually or more frequently when there is objective evidence of impairment.

In respect of equity accounted associates, the carrying amount of goodwill is included in the carrying amount of the investment and an impairment loss on such an investment is not allocated to any asset, including goodwill, that forms part of the carrying amount of the equity accounted associates.

(e) Loss of control

Upon the loss of control of a subsidiary, the Group derecognises the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognised in profit or loss. If the Group retains any interest in the previous subsidiary, then such interest is measured at fair value at the date that control is lost. Subsequently it is accounted for as an equity accounted investee or as an available-for-sale financial asset depending on the level of influence retained.

(f) Associates

Associates are entities, including unincorporated entities, in which the Group has significant influence, but not control, over the financial and operating policies.

Investments in associates are accounted for in the consolidated financial statements using the equity method less any impairment losses, unless it is classified as held for sale or distribution. The cost of the investment includes transaction costs. The consolidated financial statements include the Group's share of the profit or loss and other comprehensive income of the associates, after adjustments if any, to align the accounting policies with those of the Group, from the date that significant influence commences until the date that significant influence ceases.

The Group's share of post-acquisition results and reserves of associates is included in the consolidated financial statements and is based on the latest audited and published interim reports in respect of listed companies and latest audited financial statements and unaudited management financial statements in respect of unlisted companies.

When the Group's share of losses exceeds its interest in an associate, the carrying amount of that interest including any long term investments is reduced to zero, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the associate.

When the Group ceases to have significant influence over an associate, it is accounted for as a disposal of the entire interest in that associate, with a resulting gain or loss being recognised in profit or loss. Any retained interest in the former associate at the date when significant influence is lost is re-measured at fair value and this amount is regarded as the initial carrying amount of a financial asset.

When the Group's interest in an associate decreases but does not result in a loss of significant influence, any retained interest is not re-measured. Any gain or loss arising from the decrease in interest is recognised in profit or loss. Any gains or losses previously recognised in other comprehensive income are also reclassified proportionately to the profit or loss.

In the Company's separate financial statements, investments in associates are measured at cost less any impairment losses, unless the investment is classified as held for sale or distribution. The cost of investments includes transaction costs.

(g) Non-controlling interests

Non-controlling interests at the end of the reporting period, being the equity in a subsidiary not attributable directly or indirectly to the equity holders of the Company, are presented in the consolidated statement of financial position and statement of changes in equity within equity, separately from equity attributable to the owners of the Company. Non-controlling interests in the results of the Group is presented in the consolidated statement of profit or loss and other comprehensive income as an allocation of the profit or loss and the comprehensive income for the year between non-controlling interests and the owners of the Company.

Losses applicable to the non-controlling interests in a subsidiary are allocated to the non-controlling interests even if doing so causes the non-controlling interests to have a deficit balance.

(h) Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

Unrealised gains arising from transactions with associates are eliminated against the investment to the extent of the Group's interest in the associates. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

3.2 Foreign currency

(a) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currency of the Group entities at exchange rates at the dates of transactions.

Monetary assets and liabilities denominated in foreign currencies at the end of the reporting period are translated to the functional currency at the exchange rates at that date. Non-monetary assets and liabilities denominated in foreign currencies are not translated at the end of the reporting period, except for those that are measured at fair value are translated to the functional currency at the exchange rates at the date that the fair value was determined.

Foreign currency differences arising on translation of monetary items at rates different from those at which they were translated on initial recognition are recognised in profit or loss in period in which they arise. Foreign currency differences arising on the retranslation of available-for-sale equity instruments are recognised in other comprehensive income.

(b) Operations denominated in functional currencies other than Ringgit Malaysia

The assets and liabilities of operations denominated in functional currencies other than Ringgit Malaysia, including goodwill and fair value adjustments arising on acquisition, are translated to Ringgit Malaysia at exchange rates at the end of the reporting period, except for goodwill and fair value adjustments arising from business combinations before 1 October 2006 which are reported using the exchange rates at the dates of acquisitions. The income and expenses of the foreign operations are translated to Ringgit Malaysia at the average exchange rates for the year.

Foreign currency differences are recognised in other comprehensive income and accumulated in the Exchange Fluctuation Reserve in equity. However, if the operation is a non-wholly-owned subsidiary, then the relevant proportionate share of the translation difference is allocated to the non-controlling interests. When a foreign operation is disposed of such that control, significant influence or joint control is lost, the cumulative amount in the Exchange Fluctuation Reserve related to that foreign operation is reclassified to profit or loss as part of the profit or loss on disposal.

When the Group disposes of only part of its interest in a subsidiary that includes a foreign operation while retaining control, the relevant proportion of the cumulative amount is reattributed to non-controlling interests. When the Group disposes of only part of its investment in an associate or joint venture that includes a foreign operation while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

In the consolidated financial statements, when settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from such a monetary item are considered to form part of a net investment in a foreign operation and are recognised in other comprehensive income, and are presented in the Exchange Fluctuation Reserve in equity.

The closing exchange rates of the main currencies in the Group used in the translation of foreign currency monetary assets and liabilities, and the financial statements of foreign operations are as follows:

			2013	2012
Pound Sterling	GBP	1 to	**RM5.2773**	RM4.9381
United States Dollar	USD	1 to	**RM3.2600**	RM3.0550
Australian Dollar	AUD	1 to	**RM3.0390**	RM3.1696
Hong Kong Dollar	HKD	1 to	**RM0.4203**	RM0.3940
Chinese Renminbi	Rmb	1 to	**RM0.5327**	RM0.4861
Indonesian Rupiah	Rp	100 to	**RM0.0282**	RM0.0319
Singapore Dollar	SGD	1 to	**RM2.5972**	RM2.4878
Euro	Euro	1 to	**RM4.4108**	RM3.9269
Swiss Franc	CHF	1 to	**RM3.6030**	RM3.2493
Papua New Guinean Kina	PGK	1 to	**RM1.3515**	-

3.3 Property, plant and equipment

Items of property, plant and equipment are measured at cost less accumulated depreciation/amortisation and any accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset and any other costs directly attributable to bringing the asset to working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. The cost of self-constructed assets also includes the cost of materials and direct labour. For qualifying assets, borrowing costs are capitalised in accordance with the accounting policy on borrowing costs. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

When significant parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

The cost of property, plant and equipment recognised as a result of a business combination is based on fair value at acquisition date. The fair value of property is the estimated amount for which a property could be exchanged between knowledgeable willing parties in an arm's length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion. The fair value of other items of plant and equipment is based on the quoted market prices for similar items when available and replacement cost when appropriate.

The cost of replacing a component of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to the Group, and its cost can be measured reliably. The carrying amount of the replaced parts is derecognised to profit or loss. The costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

Leasehold land which in substance is a finance lease is classified as property, plant and equipment.

Depreciation is based on the cost of an asset less its residual value. Significant components of individual assets are assessed, and if a component has a useful life that is different from the remainder of that asset, then that component is depreciated separately.

Depreciation is recognised in profit or loss on a straight line basis over the estimated useful lives of each component of an item of property, plant and equipment. Freehold land is not depreciated. Leasehold land is amortised over the shorter of the lease term and its useful life unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Property, plant and equipment under construction are not depreciated until the assets are ready for their intended use.

The principal depreciation/amortisation rates for the current and comparative periods are as follows:

Long term leasehold land	- Over the lease period
Palm oil mill machinery	- 10% per annum
Plant and machinery	- 4% to 33⅓% per annum
Motor vehicles	- 10% to 50% per annum
Furniture, fittings and equipment	- 5% to 33⅓% per annum
Buildings, factories and mills	- 2% to 25% per annum
Employees' quarters	- 10% per annum
Effluent ponds, roads and bridges	- 5% to 10% per annum

Depreciation methods, useful lives and residual values are reviewed at end of the reporting period and adjusted as appropriate.

The gain or loss on disposal of an item of property, plant and equipment is determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and is recognised net within "other operating income" or "other operating expenses" respectively in profit or loss.

3.4 Leases

(a) Operating leases

Leases are classified as operating leases where the Group or the Company does not assume substantially all the risks and rewards of the ownership and the leased assets are not recognised on the statement of financial position.

Payments made under operating leases are recognised in profit or loss on a straight line basis over the term of the lease.

(b) Prepaid lease payments

Leasehold land which in substance is an operating lease is classified as prepaid lease payments which are amortised over the lease term.

3.5 Biological assets

(a) Plantation development expenditure

New planting expenditure incurred on land clearing and upkeep of trees to maturity is capitalised as plantation development expenditure under biological assets and is not amortised other than those short land leases held in Indonesia where the plantation development expenditure is amortised over the shorter of the life of the lease and the estimated productive lifespan of the biological assets.

(b) Growing crops and livestock
Growing crops are measured at the lower of cost and net realisable value. Cost includes cost of seed, fertiliser and sprays.

Livestock (sheep) is measured at net realisable value.

3.6 Replanting expenditure
Replanting expenditure is recognised in profit or loss in the year in which the expenditure is incurred.

3.7 Property development

(a) Land held for property development
Land held for property development shall be classified as non-current asset where no development activites have been carried out or where development activities are not expected to be completed within the normal operating cycle.

The change in the classification of land held for property development to current assets shall be at the point when development activities have commenced and where it can be demonstrated that the development activities can be completed within the normal operating cycle.

Cost associated with the acquisition of land includes the purchase price of the land, professional fees, stamp duties, commissions, conversion fees and other relevant levies.

(b) Property development costs
Property development costs comprise costs associated with the acquisition of land and all costs that are directly attributable to development activities or that can be allocated on a reasonable basis to such activities.

Property development costs are stated in the statement of financial position at the lower of cost and net realisable value.

The excess of revenue recognised in profit or loss over billings to purchasers is shown as accrued billings under trade receivables and the excess of billings to purchasers over revenue recognised in profit or loss is shown as progress billings under trade payables.

3.8 Financial assets
Financial assets are recognised in the statements of financial position when, and only when, the Group or the Company becomes a party to the contractual provisions of the financial instrument.

Financial assets are recognised initially at fair value plus, in the case of financial assets not at fair value through profit or loss, directly attributable transaction costs.

The Group and the Company categorise financial assets as follows:

(a) Financial assets at fair value through profit or loss
Fair value through profit or loss category comprises financial assets that are held for trading, including derivatives (except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument) or financial assets that are specifically designated into this category upon initial recognition.

Financial assets categorised as fair value through profit or loss are subsequently measured at their fair values with the gain or loss recognised in profit or loss.

(b) Loans and receivables
Loans and receivables category comprises debt instruments that are not quoted in an active market.

Financial assets categorised as loans and receivables are subsequently measured at amortised cost using the effective interest method less impairment, if any.

(c) Available-for-sale financial assets
Available-for-sale category comprises investments in equity and debt securities instruments that are not held for trading.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost. Other financial assets categorised as available-for-sale are subsequently measured at their fair values with the gain or loss recognised in other comprehensive income, except for impairment losses, foreign exchange gains and losses arising from monetary items are recognised in profit or loss. On derecognition, the cumulative gain or loss recognised in other comprehensive income is reclassified from equity into profit or loss. Interest calculated for a debt instrument using the effective interest method is recognised in profit or loss.

All financial assets, except for those measured at fair value through profit or loss, are subject to review for impairment.

A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market place concerned.

A regular way purchase or sale of financial assets is recognised and derecognised, as applicable, using trade date accounting. Trade date accounting refers to:

(a) the recognition of an asset to be received and the liability to pay for it on the trade date; and

(b) derecognition of an asset that is sold, recognition of any gain or loss on disposal and the recognition of a receivable from the buyer for payment on the trade date.

A financial asset or part of it is derecognised when, and only when the contractual rights to the cash flows from the financial asset expire or the financial asset is transferred to another party without retaining control or substantially all risks and rewards of the asset. On derecognition of a financial asset, the difference between the carrying amount and the sum of the consideration received (including any new asset obtained less any new liability assumed) and any cumulative gain or loss that had been recognised in equity is recognised in profit or loss.

3.9 Intangible assets

These assets consist mainly of trade marks and patent which are stated at cost less accumulated amortisation and any accumulated impairment losses. These are amortised over the following expected useful lives of the assets:

Trade marks - 5 years
Patent - 10 to 20 years

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

3.10 Assets held for sale

Non-current assets or disposal groups comprising assets and liabilities that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale.

Immediately before classification as held for sale, the assets or components of a disposal group are remeasured in accordance with the Group's accounting policies. Thereafter, generally the assets or disposal group are measured at the lower of their carrying amount and fair value less cost to sell.

Any impairment loss on a disposal group is first allocated to goodwill, and then to remaining assets and liabilities on pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets, employee benefit assets, and investment properties, which continue to be measured in accordance with the Group's accounting policies. Impairment losses on initial classification as held for sale and subsequent gains or losses on remeasurement are recognised in profit or loss. Gains are not recognised in excess of any cumulative impairment loss.

Intangible assets and property, plant and equipment once classified as held for sale are not amortised or depreciated. In addition, equity accounting of equity accounted associates ceases once classified as held for sale.

3.11 Inventories

Inventories of produce are measured at the lower of cost and net realisable value. Cost includes cost of materials, direct labour and an appropriate proportion of fixed and variable production overheads, where applicable, and is determined on a weighted average basis.

Stores and materials are valued at the lower of cost and net realisable value. Cost includes cost of purchase plus incidentals in bringing the inventories into store and is determined on the weighted average basis.

Inventories of completed development properties are stated at the lower of cost and net realisable value. Cost is determined on a specific identification basis and includes land, all direct building costs and other related development costs.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

3.12 Cash and cash equivalents

Cash and cash equivalents consist of cash in hand, balances and deposits with banks and short term funds which are readily convertible to cash and have insignificant risk of changes in value. For the purpose of the statements of cash flows, cash and cash equivalents are presented net of bank overdrafts.

3.13 Impairment

(a) Financial assets

All financial assets (except for financial assets categorised as fair value through profit or loss, investment in subsidiaries and investment in associates) are assessed at each reporting date whether there is any objective evidence of impairment as a result of one or more events having an impact on the estimated future cash flows of the asset. Losses expected as a result of future events, no matter how likely, are not recognised. For an investment in an equity instrument, a significant or prolonged decline in the fair value below its cost is an objective evidence of impairment.

An impairment loss in respect of loans and receivables is recognised in profit or loss and is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the asset's original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account.

An impairment loss in respect of available-for-sale financial assets is recognised in profit or loss and is measured as the difference between the asset's acquisition cost (net of any principal repayment and amortisation) and the asset's current fair value, less any impairment loss previously recognised. Where a decline in the fair value of an available-for-sale financial asset has been recognised in other comprehensive income, the cumulative loss in other comprehensive income is reclassified from equity to profit or loss.

An impairment loss in respect of unquoted equity instrument that is carried at cost is recognised in profit or loss and is measured as the difference between the financial asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

Impairment losses recognised in profit or loss for an investment in an equity instrument classified as available-for-sale is not reversed through profit or loss.

If, in a subsequent period, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss is reversed, to the extent that the asset's carrying amount does not exceed what the carrying amount would have been had the impairment not be recognised at the date the impairment is reversed. The amount of reversal is recognised in profit or loss.

(b) Non-financial assets

The carrying amount of non-financial assets, other than inventories, biological assets, deferred tax assets and assets held for sale, are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated each period at the same time.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash-generating unit. Subject to an operating segment ceiling test, for the purpose of goodwill impairment testing, cash-generating units to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash-generating unit.

An impairment loss is recognised if the carrying amount of an asset or its related cash-generating unit exceeds its estimated recoverable amount.

Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (group of cash-generating units) and then to reduce the carrying amounts of the other assets in the cash-generating unit (groups of cash-generating units) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at the end of each reporting period for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount since the last impairment loss was recognised. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

3.14 Financial liabilities

Financial liabilities are recognised in the statements of financial position when, and only when, the Group or the Company becomes a party to the contractual provisions of the financial instrument.

Financial liabilities are recognised initially at fair value plus, in the case of financial liabilities not at fair value through profit or loss, directly attributable transaction costs.

All financial liabilities are subsequently measured at amortised cost other than those categorised as fair value through profit or loss.

Fair value through profit or loss category comprises financial liabilities that are derivatives (except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument) or financial liabilities that are specifically designated into this category upon initial recognition.

Financial liabilities categorised as fair value through profit or loss are subsequently measured at their fair values with the gain or loss recognised in profit or loss.

A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are classified as deferred income and are amortised to profit or loss using a straight line method over the contractual period or, when there is no specified contractual period, recognised in profit or loss upon discharge of the guarantee. When settlement of a financial guarantee contract becomes probable, an estimate of the obligation is made. If the carrying value of the financial guarantee contract is lower than the obligation, the carrying value is adjusted to the obligation amount and accounted for as a provision.

A financial liability or a part of it is derecognised when, and only when, the obligation specified in the contract is discharged or cancelled or expires. On derecognition of a financial liability, the difference between the carrying amount of the financial liability extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss.

3.15 Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognised in profit or loss except to the extent that it relates to a business combination or items recognised directly in equity or other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted by the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities in the statement of financial position and their tax bases. Deferred tax is not recognised for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

Deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilised. Deferred tax assets are reviewed at the end of each reporting period and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Unutilised reinvestment allowance and investment tax allowance, being tax incentive that is not a tax base of an asset, is recognised as a deferred tax asset to the extent that it is probable that the future taxable profits will be available against the unutilised tax incentive.

3.16 Employee benefits

(a) Defined contribution plans

Obligations for contributions to defined contribution plans are recognised as an expense in profit or loss as incurred. Once the contributions have been paid, the Group or the Company has no further payment obligations.

(b) Unfunded defined benefit plan

(i) The Group and the Company provide for retirement benefits for eligible employees in Malaysia on unfunded defined benefit basis in accordance with the terms of the unions' collective agreements. Full provision has been made for retirement benefits payable to all eligible employees based on the last drawn salaries at the end of the reporting period, the length of service to-date and the rates set out in the said agreements.

The present value of these unfunded defined benefit obligations as required by FRS 119 *Employee Benefits* has not been used in arriving at the provision, as the amount involved is insignificant to the Group and the Company. Accordingly, no further disclosure as required by the standard is made.

(ii) Subsidiaries in Indonesia provide for retirement benefits for eligible employees on unfunded defined benefit basis in accordance with the Labour Law in Indonesia. Full provision has been made using the actuarial method for retirement benefits payable to all eligible employees based on the last drawn salaries at the end of the reporting period, the length of service and the rates in accordance with the local labour law.

(iii) A subsidiary in Germany provides for retirement benefits for its eligible employees on unfunded defined benefit basis. The obligations of the defined benefit plans are determined annually by an independent qualified actuary. The discount rate is determined using the yield of first class corporate bonds at the valuation date and in the same currency in which the benefits are expected to be paid.

Service and interest cost are recognised immediately in profit or loss. Actuarial gains and losses are recognised in other comprehensive income.

(c) Funded defined benefit plan

A subsidiary in England and a subsidiary in Switzerland operate their funded defined benefit pension schemes for employees. The assets of the schemes are held separately from those of the subsidiaries.

The current service and interest cost and the expected return on assets are shown as a net amount in the statement of profit or loss. Actuarial gains and losses are recognised immediately in other comprehensive income.

Pension scheme assets are valued at fair value at the end of the reporting period. Fair value is based on market price information and in the case of quoted securities is the published bid price. Pension scheme liabilities are measured on an actuarial basis and are discounted to their present value using a rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the scheme liabilities. Pension scheme deficits are recognised in full on the statement of financial position, net of related deferred tax.

(d) Short term employee benefits

Short term employee benefit obligations in respect of salaries, annual bonuses, paid annual leave and sick leave are measured on an undiscounted basis and are expensed as the related service is provided.

3.17 Equity instruments

Instruments classified as equity are measured at cost on initial recognition and are not remeasured subsequently.

(a) Ordinary shares

Ordinary shares are classified as equity.

(b) Treasury shares

When share capital recognised as equity is repurchased, the amount of the consideration paid, including directly attributable costs, net of any tax effects, is recognised as a deduction from equity. Repurchased shares that are not subsequently cancelled are classified as treasury shares and are presented in the reserve for own shares.

3.18 Contingent liabilities
Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is not recognised in the statements of financial position but is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

3.19 Related parties
For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions or vice-versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or entities.

3.20 Revenue

(a) Goods sold
Revenue from the sale of goods in the course of ordinary activities is measured at fair value of the consideration received or receivable, net of discounts and returns. Revenue is recognised when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the customer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognised as a reduction of revenue as the sales are recognised.

(b) Services
Revenue from services rendered is recognised in profit or loss in proportion to the stage of completion of performance of services at the end of the reporting period.

(c) Property development
Revenue from property development activities is recognised based on the stage of completion measured by reference to the proportion that property development costs incurred for work performed to-date bear to the estimated total property development costs.

Where the financial outcome of a property development activity cannot be reliably estimated, property development revenue is recognised only to the extent of property development costs incurred that is probable will be recoverable, and property development costs on the development units sold are recognised as an expense in the period in which they are incurred.

Any expected loss on a development project, including costs to be incurred over the defects liability period, is recognised immediately in profit or loss.

(d) Dividend income
Dividend income is recognised in profit or loss on the date that the Group's or the Company's right to receive payment is established, which in the case of quoted securities is the ex-dividend date.

(e) Interest income
Interest income is recognised as it accrues using the effective interest method in profit or loss.

(f) Government grants
Government grants are recognised initially as deferred income at fair value when there is reasonable assurance that they will be received and the Group will comply with the conditions associated with the grant and are then recognised in profit or loss as other operating income on a systematic basis over the useful life of the asset.

Grants that compensate the Group for expenses incurred are recognised in profit or loss as other operating income on systematic basis in the same periods in which the expenses are recognised.

In the case of the Group, revenue comprises sales to third parties only.

3.21 Research and development expenditure
All general research and development expenditure is charged to profit or loss in the year in which the expenditure is incurred.

3.22 Borrowing costs
Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognised in profit or loss using the effective interest method.

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or completed.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

3.23 Discontinued operations

A discontinued operation is a component of the Group's business that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale or distribution, or is a subsidiary acquired exclusively with the view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. When an operation is classified as a discontinued operation, the comparative statement of profit or loss and other comprehensive income is re-presented as if the operation had been discontinued from the start of the comparative period.

3.24 Earnings per share

The Group presents basic earnings per share data for its shares.

Basic earnings per share is calculated by dividing the profit or loss attributable to the equity holders of the Company by the weighted average number of shares in issue during the year.

3.25 Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenue and incur expenses, including revenues and expenses that relate to transactions with any of the Group's other components. All operating segments' operating results are reviewed regularly by the chief operating decision maker, which in this case is the Chief Executive Officer of the Group, to make decisions about resources to be allocated to the segment and to assess its performance, and for which discrete financial information is available.

4. REVENUE

	Group		Company	
	2013 RM'000	2012 RM'000	**2013 RM'000**	2012 RM'000
Continuing operations				
Sale of goods				
Palm products	**3,952,232**	4,487,975	**878,539**	873,596
Rubber	**178,542**	258,484	**163,545**	218,104
Manufacturing	**4,696,734**	5,057,812	**-**	-
Property development	**208,589**	172,516	**-**	-
Others	**29,418**	25,507	**75**	148
	9,065,515	10,002,294	**1,042,159**	1,091,848
Rendering of services	**2,060**	2,195	**-**	-
Interest income from financial assets not at fair value through profit or loss	**29,363**	27,280	**37,691**	29,440
Dividend income (Note 8)	**50,387**	35,480	**974,362**	637,028
Revenue from continuing operations	**9,147,325**	10,067,249	**2,054,212**	1,758,316
Discontinued operation				
Sale of goods				
Retailing	**-**	502,777	**-**	-
Interest income from financial assets not at fair value through profit or loss	**-**	162	**-**	-
Revenue from discontinued operation	**-**	502,939	**-**	-
Total revenue	**9,147,325**	10,570,188	**2,054,212**	1,758,316

5. OPERATING PROFIT

	Group		Company	
	2013 RM'000	2012 RM'000	**2013 RM'000**	2012 RM'000
Operating profit from continuing operations is arrived at after charging and (crediting) the following:				
Auditors' remuneration				
- KPMG				
current year	**726**	668	**160**	150
under-provision in prior year	**19**	20	**-**	-
audit related work	**116**	65	**116**	65
non-audit work	**4**	79	**4**	79
- other auditors				
current year	**1,540**	1,549	**-**	-
under-provision in prior year	**27**	45	**-**	-
non-audit work	**476**	232	**-**	-
Hire of plant and machinery	**9,410**	18,191	**-**	-
Rent on land and buildings	**11,407**	11,711	**1,101**	1,013
Operating lease rentals				
- land and buildings	**8,034**	5,861	**-**	-
- plant and machinery	**412**	414	**-**	-
Amortisation of leasehold land (Note 12)	**3,014**	3,013	**3,099**	3,099
Amortisation of prepaid lease payments (Note 13)	**4,521**	4,502	**22**	21
Amortisation of biological assets (Note 14)	**38,097**	34,751	**-**	-
Amortisation of intangible assets (Note 17)	**3,410**	3,425	**-**	-
Depreciation of property, plant and equipment (Note 12)	**237,814**	216,365	**30,952**	30,184
Impairment loss				
- property, plant and equipment (Note 12)	**6,503**	11,173	**-**	-
- goodwill (Note 16)	**177**	-	**-**	-
- intangible assets (Note 17)	**442**	-	**-**	-
- trade receivables (Note 24)	**3,125**	778	**-**	-
- advances to a subsidiary	**-**	-	**1,402**	-
Taxation services paid to KPMG Tax Services	**1,570**	2,103	**104**	79
Impairment in value of				
- investment in a subsidiary	**-**	-	**14,332**	-
- available-for-sale investment (Note 20)	**149**	5,826	**-**	-
Replanting expenditure	**71,728**	72,812	**45,797**	37,362
Property, plant and equipment written off	**929**	3,097	**124**	23
Personnel expenses (excluding key management personnel)				
- salary	**677,686**	642,894	**196,389**	171,488
- employer's statutory contributions	**57,560**	54,165	**15,352**	12,773
- defined contribution plans	**3,568**	3,285	**-**	-
Research and development expenditure	**14,518**	13,667	**9,376**	7,461
Retirement benefits provision (Note 33)	**29,056**	27,958	**5,034**	3,092
Write down of inventories	**22,482**	29,255	**6,470**	6,781
Reversal of impairment of				
- property, plant and equipment (Note 12)	**(1,813)**	-	**-**	-
- trade receivables (Note 24)	**(541)**	(290)	**-**	-
Write back of inventories	**(5,007)**	(9,675)	**-**	-
Write back of retirement benefits provision	**(13,773)**	-	**-**	-
Amortisation of deferred income (Note 32)	**(991)**	(133)	**-**	-
Gain on disposal of property, plant and equipment	**(1,764)**	(3,061)	**(491)**	(93)
Surplus on government acquisition of land	**(626)**	(2,720)	**(626)**	(2,184)
Surplus on disposal of land	**(2,897)**	(13,788)	**-**	-
Loss on disposal of shares in a subsidiary	**-**	-	**7**	2
Surplus on disposal of shares in an associate	**(26,359)**	-	**-**	-
Surplus on disposal of available-for-sale investments	**(3,562)**	(7,590)	**-**	-
Surplus on liquidation of subsidiaries	**-**	-	**(3,466)**	(641)
Fair value loss/(gain) on asset held for sale (Note 28)	**1,456**	(9,313)	**-**	-
Net loss/(gain) in foreign exchange	**328**	27,191	**(39,260)**	28,465
Rental income from land and buildings	**(1,463)**	(830)	**(902)**	(991)
Gain on redemption of short term funds	**(6,846)**	(11,431)	**(5,422)**	(8,725)

	Group		Company	
	2013	2012	**2013**	2012
	RM'000	RM'000	**RM'000**	RM'000
Operating profit from discontinued operation was arrived at after charging and (crediting) the following:				
Operating lease rentals				
- land and buildings	-	76,911	-	-
- plant and machinery	-	615	-	-
Amortisation of intangible assets (Note 17)	-	677	-	-
Depreciation of property, plant and equipment (Note 12)	-	7,752	-	-
Impairment loss in trade receivables (Note 24)	-	908	-	-
Personnel expenses (excluding key management personnel)				
- salary	-	113,128	-	-
- employer's statutory contributions	-	9,554	-	-
- defined contribution plans	-	217	-	-
Write down of inventories	-	5,925	-	-
Loss on disposal of property, plant and equipment	-	224	-	-
Net gain in foreign exchange	-	(317)	-	-

6. FINANCE COSTS

	Group		Company	
	2013	2012	**2013**	2012
	RM'000	RM'000	**RM'000**	RM'000
Interest expense of financial liabilities that are not at fair value through profit or loss				
Continuing operations				
Term loans	**17,195**	23,854	**13,950**	15,322
Islamic medium term notes profit	**51,640**	22,387	**51,640**	22,387
Overdraft and other interest	**12,067**	17,225	-	-
	80,902	63,466	**65,590**	37,709
Discontinued operation				
Term loans	-	640	-	-
Overdraft and other interest	-	2,119	-	-
	-	2,759	-	-
Total interest expense	**80,902**	66,225	**65,590**	37,709

7. KEY MANAGEMENT PERSONNEL COMPENSATION

The key management personnel compensation is as follows:

	Group		Company	
	2013	2012	**2013**	2012
	RM'000	RM'000	**RM'000**	RM'000
Short term benefits				
Directors' remuneration				
Fees provided	**1,366**	1,402	**1,346**	1,390
Other emoluments	**8,541**	8,637	**8,541**	8,635
Benefits-in-kind	**179**	119	**179**	119
	10,086	10,158	**10,066**	10,144

Key management personnel comprises Directors of the Group entities, who have authority and responsibility for planning, directing and controlling the activities of the Group entities either directly or indirectly.

8. DIVIDEND INCOME

	Group		Company	
	2013	2012	**2013**	2012
	RM'000	RM'000	**RM'000**	RM'000
Gross dividends from:				
Available-for-sale investments				
Investment in shares quoted in Malaysia	**917**	1,442	**-**	-
Investment in shares quoted outside Malaysia	**20,920**	16,304	**8,002**	6,267
Investment in unquoted shares	**1,885**	377	**1,885**	377
Short term funds	**26,665**	17,357	**12,434**	11,087
Unquoted subsidiaries	**-**	-	**950,767**	610,741
Unquoted associates	**-**	-	**1,274**	8,556
	50,387	35,480	**974,362**	637,028

9. TAX EXPENSE

	Group		Company	
	2013	2012	**2013**	2012
	RM'000	RM'000	**RM'000**	RM'000
Components of tax expense				
Continuing operations				
Current tax expense				
Malaysian taxation	**214,487**	240,058	**70,500**	101,030
Overseas taxation	**64,109**	100,927	**2,321**	1,702
	278,596	340,985	**72,821**	102,732
Deferred tax				
Origination and reversal of temporary differences	**(50,053)**	(19,937)	**(22)**	670
Changes in tax rate	**-**	(33)	**-**	-
Under/(Over)-provision in respect of previous years	**272**	(9,454)	**-**	-
	(49,781)	(29,424)	**(22)**	670
	228,815	311,561	**72,799**	103,402
Under/(Over)-provision of tax expense in respect of previous years				
Malaysian taxation	**4,818**	(7,515)	**7,318**	(6,027)
Overseas taxation	**(836)**	(7,051)	**-**	-
	3,982	(14,566)	**7,318**	(6,027)
Tax expense of continuing operations	**232,797**	296,995	**80,117**	97,375
Discontinued operation				
Current tax expense				
Malaysian taxation	**-**	668	**-**	-
Overseas taxation	**-**	2,684	**-**	-
Tax expense of discontinued operation	**-**	3,352	**-**	-
Total tax expense	**232,797**	300,347	**80,117**	97,375

	Group		Company	
	2013	2012	**2013**	2012
	RM'000	RM'000	**RM'000**	RM'000
Reconciliation of effective tax expense				
Profit before taxation	**1,199,767**	1,560,436	**1,293,919**	1,009,552
Taxation at Malaysian income tax rate of 25% (2012: 25%)	**299,942**	390,109	**323,480**	252,388
Effect of different tax rates in foreign jurisdictions	**(12,316)**	(14,778)	**(1,200)**	(940)
Withholding tax on foreign dividend and interest income	**10,592**	14,292	**1,521**	1,075
Expenses not deductible for tax purposes	**18,435**	21,975	**7,577**	12,832
Tax exempt income	**(42,613)**	(66,277)	**(256,235)**	(160,088)
Tax incentives	**(14,765)**	(4,080)	**(2,344)**	(1,865)
Deferred tax assets not recognised during the year	**9,556**	8,732	**-**	-
Utilisation of previously unrecognised tax losses and unabsorbed capital allowances	**(41,976)**	(10,594)	**-**	-
Utilisation of previously unrecognised reinvestment allowance	**-**	(4,500)	**-**	-
Effect of changes in tax rates on deferred tax	**-**	(33)	**-**	-
Tax effect on associates' results	**(3,358)**	(2,642)	**-**	-
Recognition of deferred tax assets not taken up previously	**(139)**	(1,146)	**-**	-
Under/(Over)-provision of tax expense in respect of previous years	**3,982**	(14,566)	**7,318**	(6,027)
Under/(Over)-provision of deferred tax in respect of previous years	**272**	(9,454)	**-**	-
Others	**5,185**	(6,691)	**-**	-
Tax expense	**232,797**	300,347	**80,117**	97,375

The Company has elected for single tier company income tax system. Hence, the Company will be able to distribute dividends out of its entire distributable reserves under the single tier company income tax system.

10. EARNINGS PER SHARE

The earnings per share for the Group and the Company are calculated by dividing the profit for the year attributable to equity holders of the Company by the weighted average number of 1,064,965,692 (2012: 1,064,965,692) shares of the Company in issue during the year.

The profit for the year attributable to equity holders of the Company are shown below:

	Group		Company	
	2013	2012	**2013**	2012
	RM'000	RM'000	**RM'000**	RM'000
Continuing operations	**917,743**	1,053,785	**1,213,802**	912,177
Discontinued operation	**-**	157,459	**-**	-
	917,743	1,211,244	**1,213,802**	912,177

11. DIVIDENDS

	Group and Company	
	2013	2012
	RM'000	RM'000
Dividends recognised in the current year are:		
Final single tier dividend of 50 sen per share for the financial year ended 30 September 2012 (2012: single tier dividend of 70 sen per share)	**532,483**	745,476
Interim single tier dividend of 15 sen per share for the financial year ended 30 September 2013 (2012: single tier dividend of 15 sen per share)	**159,745**	159,745
	692,228	905,221

Dividends are paid on the number of outstanding shares in issue and fully paid of 1,064,965,692 (2012: 1,064,965,692).

A final single tier dividend of 35 sen (2012: 50 sen) per share amounting to RM372,738,000 (2012: RM532,483,000) has been recommended by the Directors in respect of the financial year ended 30 September 2013 and subject to shareholders' approval at the forthcoming Annual General Meeting. This dividend will be recognised in subsequent financial period upon approval by the owners of the Company.

12. PROPERTY, PLANT AND EQUIPMENT

Group	Freehold Land RM'000	Long Term Leasehold Land RM'000	Buildings RM'000	Plant and Machinery RM'000	Vehicles RM'000	Equipment, Fittings, Etc RM'000	Capital Work-In-Progress RM'000	Total RM'000
Cost/Valuation								
At 1 October 2011	533,292	240,417	825,046	2,442,507	284,799	243,836	150,095	4,719,992
Reclassification	(2,132)	2,132	57,272	53,753	10,945	2,308	(124,278)	-
Transfer to asset held for sale	(2,963)	-	-	-	-	-	-	(2,963)
Additions	83,120	-	32,660	48,218	29,103	12,761	483,805	689,667
Disposal	(96)	-	(5,265)	(15,481)	(6,706)	(315)	-	(27,863)
Disposal of a subsidiary	(7,825)	-	(107,585)	(80,622)	(1,163)	-	-	(197,195)
Written off	-	-	(7,369)	(31,014)	(2,220)	(8,428)	-	(49,031)
Currency translation differences	(6,786)	(203)	(29,568)	(57,808)	(12,988)	(7,322)	(9,979)	(124,654)
At 30 September 2012	**596,610**	**242,346**	**765,191**	**2,359,553**	**301,770**	**242,840**	**499,643**	**5,007,953**
Reclassification	**-**	**-**	**44,706**	**188,750**	**7,246**	**12,884**	**(253,586)**	**-**
Additions	**89,591**	**132**	**61,970**	**181,638**	**32,265**	**4,119**	**445,005**	**814,720**
Acquisition through business combination	**7,035**	**-**	**-**	**-**	**-**	**-**	**-**	**7,035**
Disposal	**(14)**	**(9)**	**-**	**(10,207)**	**(4,602)**	**(297)**	**-**	**(15,129)**
Written off	**-**	**-**	**(603)**	**(2,481)**	**(5,113)**	**(915)**	**-**	**(9,112)**
Currency translation differences	**4,494**	**312**	**(12,003)**	**35,653**	**(12,878)**	**569**	**(6,906)**	**9,241**
At 30 September 2013	**697,716**	**242,781**	**859,261**	**2,752,906**	**318,688**	**259,200**	**684,156**	**5,814,708**
Accumulated depreciation/amortisation and impairment losses								
At 1 October 2011								
Accumulated depreciation/amortisation	-	47,492	357,131	971,190	213,445	127,285	-	1,716,543
Accumulated impairment losses	-	-	35,649	64,669	-	16,694	-	117,012
	-	47,492	392,780	1,035,859	213,445	143,979	-	1,833,555
Reclassification	-	-	-	6,931	-	(6,931)	-	-
Depreciation/Amortisation charge	-	3,013	40,008	137,280	31,367	22,495	-	234,163
Impairment losses	-	-	2,716	8,335	47	75	-	11,173
Disposal	-	-	(4,499)	(14,305)	(5,593)	(258)	-	(24,655)
Disposal of a subsidiary	-	-	(65,061)	(38,149)	(998)	-	-	(104,208)
Written off	-	-	(5,990)	(29,542)	(2,166)	(8,236)	-	(45,934)
Currency translation differences	-	(11)	(8,907)	(20,266)	(9,475)	(4,156)	-	(42,815)
At 30 September 2012								
Accumulated depreciation/amortisation	**-**	**50,494**	**345,071**	**1,028,629**	**226,580**	**144,833**	**-**	**1,795,607**
Accumulated impairment losses	**-**	**-**	**5,976**	**57,514**	**47**	**2,135**	**-**	**65,672**
	-	**50,494**	**351,047**	**1,086,143**	**226,627**	**146,968**	**-**	**1,861,279**
Reclassification	**-**	**-**	**-**	**(1,176)**	**1,003**	**173**	**-**	**-**
Depreciation/Amortisation charge	**-**	**3,014**	**45,011**	**143,139**	**31,899**	**23,671**	**-**	**246,734**
Impairment losses	**-**	**-**	**1,735**	**4,206**	**-**	**562**	**-**	**6,503**
Reversal of impairment losses	**-**	**-**	**(376)**	**(1,429)**	**-**	**(8)**	**-**	**(1,813)**
Disposal	**-**	**(2)**	**-**	**(8,967)**	**(3,944)**	**(272)**	**-**	**(13,185)**
Written off	**-**	**-**	**(472)**	**(1,825)**	**(5,094)**	**(792)**	**-**	**(8,183)**
Currency translation differences	**-**	**19**	**(5,779)**	**9,362**	**(10,111)**	**1,277**	**-**	**(5,232)**
At 30 September 2013								
Accumulated depreciation/amortisation	**-**	**53,525**	**384,750**	**1,171,266**	**240,330**	**168,929**	**-**	**2,018,800**
Accumulated impairment losses	**-**	**-**	**6,416**	**58,187**	**50**	**2,650**	**-**	**67,303**
	-	**53,525**	**391,166**	**1,229,453**	**240,380**	**171,579**	**-**	**2,086,103**
Carrying amounts								
At 1 October 2011	533,292	192,925	432,266	1,406,648	71,354	99,857	150,095	2,886,437
At 30 September 2012	596,610	191,852	414,144	1,273,410	75,143	95,872	499,643	3,146,674
At 30 September 2013	**697,716**	**189,256**	**468,095**	**1,523,453**	**78,308**	**87,621**	**684,156**	**3,728,605**

Group	Freehold Land RM'000	Long Term Leasehold Land RM'000	Buildings RM'000	Plant and Machinery RM'000	Vehicles RM'000	Equipment, Fittings, Etc RM'000	Capital Work-In-Progress RM'000	Total RM'000
Property, plant and equipment are included at cost or valuation as follows:								
At 30 September 2012								
Cost	513,070	134,302	765,109	2,359,553	301,770	242,835	499,643	4,816,282
Valuation	83,540	108,044	82	-	-	5	-	191,671
	596,610	242,346	765,191	2,359,553	301,770	242,840	499,643	5,007,953
At 30 September 2013								
Cost	**614,467**	**134,737**	**859,179**	**2,752,906**	**318,688**	**259,195**	**684,156**	**5,623,328**
Valuation	**83,249**	**108,044**	**82**	**-**	**-**	**5**	**-**	**191,380**
	697,716	**242,781**	**859,261**	**2,752,906**	**318,688**	**259,200**	**684,156**	**5,814,708**

	2013 RM'000	2012 RM'000
Depreciation/Amortisation charge for the year is allocated as follows:		
Statement of profit or loss (Note 5)		
Continuing operations	**240,828**	219,378
Discontinued operation	**-**	7,752
	240,828	227,130
Biological assets	**5,906**	7,033
	246,734	234,163
Impairment losses comprise:		
Under-performance of certain subsidiaries' operations	**4,580**	7,027
Under-performance of certain property, plant and equipment	**1,923**	4,146
	6,503	11,173
The impairment losses are allocated as follows:		
Cost of sales	**43**	-
Distribution costs	**12**	-
Administration expenses	**1,393**	8,520
Other operating expenses	**5,055**	2,653
	6,503	11,173

The reversal of impairment losses amounting to RM1,813,000 in the current financial year was due to over recognition of impairment losses in previous year. The reversal is allocated as follows:

	2013 RM'000	2012 RM'000
Cost of sales	**145**	-
Administration expenses	**1,668**	-
	1,813	-

Impairment testing

Property, plant and equipment are tested for impairment by comparing the carrying amount with the recoverable amount of the cash-generating unit ("CGU"). The recoverable amount of a CGU is determined based on value-in-use calculations using cash flow projections from the financial budgets and forecasts approved by management covering a period ranging from four years to eleven years.

Key assumptions used in the value-in-use calculations are:

(i) the pre-tax discount rates which are the weighted average cost of capital used ranged from 6.5% to 8.1% (2012: 6.8% to 8.3%);

(ii) the growth rate used for the plantation companies is determined based on the management's estimate of commodity prices, palm yields, oil extraction rates as well as cost of productions whilst growth rates of companies in other segments are determined based on the industry trends and past performances of the respective companies; and

(iii) profit margins are projected based on historical profit margin achieved.

In assessing the value-in-use, the management is of the view that no foreseeable changes in any of the above key assumptions would cause the carrying amounts of the respective CGUs to materially exceed their recoverable amounts.

Company	**Freehold Land RM'000**	**Long Term Leasehold Land RM'000**	**Buildings RM'000**	**Plant and Machinery RM'000**	**Vehicles RM'000**	**Equipment, Fittings, Etc RM'000**	**Capital Work-In-Progress RM'000**	**Total RM'000**
Cost/Valuation								
At 1 October 2011	155,322	47,050	118,056	149,192	61,885	55,100	5,429	592,034
Additions	632,556	192,612	20,596	48,903	10,052	8,973	4,563	918,255
Transfer	-	-	12,723	13,416	6,122	1,104	(8,001)	25,364
Disposal	(96)	-	-	-	(613)	(5)	-	(714)
Written off	-	-	(586)	(343)	(672)	(102)	-	(1,703)
At 30 September 2012	787,782	239,662	150,789	211,168	76,774	65,070	1,991	1,533,236
Additions	**-**	**-**	**1,964**	**4,024**	**5,993**	**2,594**	**2,364**	**16,939**
Reclassification	**-**	**-**	**522**	**1,617**	**-**	**351**	**(2,490)**	**-**
Disposal	**(14)**	**-**	**-**	**(272)**	**(2,210)**	**(4)**	**-**	**(2,500)**
Written off	**-**	**-**	**(371)**	**(1,360)**	**(2,001)**	**(408)**	**-**	**(4,140)**
At 30 September 2013	**787,768**	**239,662**	**152,904**	**215,177**	**78,556**	**67,603**	**1,865**	**1,543,535**
Accumulated depreciation/amortisation								
At 1 October 2011	-	13,636	85,291	101,151	54,088	32,514	-	286,680
Depreciation/Amortisation charge	-	3,099	5,290	13,761	5,941	5,192	-	33,283
Transfer	-	-	5,053	10,284	5,144	965	-	21,446
Disposal	-	-	-	-	(578)	(5)	-	(583)
Written off	-	-	(586)	(324)	(672)	(98)	-	(1,680)
At 30 September 2012	**-**	**16,735**	**95,048**	**124,872**	**63,923**	**38,568**	**-**	**339,146**
Depreciation/Amortisation charge	**-**	**3,099**	**5,351**	**14,119**	**5,958**	**5,524**	**-**	**34,051**
Disposal	**-**	**-**	**-**	**(272)**	**(2,067)**	**(3)**	**-**	**(2,342)**
Written off	**-**	**-**	**(337)**	**(1,283)**	**(1,992)**	**(404)**	**-**	**(4,016)**
At 30 September 2013	**-**	**19,834**	**100,062**	**137,436**	**65,822**	**43,685**	**-**	**366,839**
Carrying amounts								
At 1 October 2011	155,322	33,414	32,765	48,041	7,797	22,586	5,429	305,354
At 30 September 2012	787,782	222,927	55,741	86,296	12,851	26,502	1,991	1,194,090
At 30 September 2013	**787,768**	**219,828**	**52,842**	**77,741**	**12,734**	**23,918**	**1,865**	**1,176,696**
Property, plant and equipment are included at cost or valuation as follows:								
At 30 September 2012								
Cost	710,986	194,217	150,789	211,168	76,774	65,070	1,991	1,410,995
Valuation	76,796	45,445	-	-	-	-	-	122,241
	787,782	239,662	150,789	211,168	76,774	65,070	1,991	1,533,236
At 30 September 2013								
Cost	**710,986**	**194,217**	**152,904**	**215,177**	**78,556**	**67,603**	**1,865**	**1,421,308**
Valuation	**76,782**	**45,445**	**-**	**-**	**-**	**-**	**-**	**122,227**
	787,768	**239,662**	**152,904**	**215,177**	**78,556**	**67,603**	**1,865**	**1,543,535**

In the previous financial year, freehold land and long term leasehold land amounting to RM632,556,000 and RM192,612,000 respectively were transferred from Kulumpang Development Corporation Sdn Bhd, Ladang Perbadanan-Fima Bhd and Austerfield Corporation Sdn Bhd to the Company. The titles of the said land are in the process of being registered in the name of the Company as at 30 September 2013.

Certain freehold land and leasehold land of the Company were revalued by the Directors on 1 October 1980 based on an opinion of value, using the "Investment Method Approach", by a professional firm of Chartered Surveyors on 22 November 1979. Certain freehold land of the Company were revalued by the Directors based on an opinion of value, using "fair market value basis", by a firm of professional valuers on 10 June 1981.

Certain leasehold land of the Group and of the Company were revalued by the Directors between 1978 and 1991, based on professional valuation on the open market basis and upon approval by the relevant government authorities.

Freehold land belonging to an overseas subsidiary was revalued by the Directors based on existing use and has been incorporated in the financial statements on 30 September 1989. Building, equipment and fittings of a subsidiary had been revalued by the Directors on 28 February 1966.

The Group has availed itself to the transitional provision when the MASB first issued FRS 116_{2004} *Property, Plant and Equipment* in 2000, and accordingly, the carrying amounts of these revalued property, plant and equipment have been retained on the basis of these valuations as though they have never been revalued. The carrying amounts of revalued property, plant and equipment, had these assets been carried at cost less accumulated depreciation/amortisation were as follows:

	Group		**Company**	
	2013	2012	**2013**	2012
	RM'000	RM'000	**RM'000**	RM'000
Freehold land	**21,636**	21,722	**19,728**	19,732
Leasehold land	**33,339**	33,730	**5,328**	5,422
	54,975	55,452	**25,056**	25,154

Certain property, plant and equipment of the Group with a total carrying amount of RM4,504,000 as at end of previous financial year were charged to banks as security for borrowings (Note 34).

The details of the properties held by the Group are shown on pages 146 to 151.

13. PREPAID LEASE PAYMENTS

	2013			2012		
	Long Term Leasehold Land RM'000	**Short Term Leasehold Land RM'000**	**Total RM'000**	Long Term Leasehold Land RM'000	Short Term Leasehold Land RM'000	Total RM'000
Group						
Cost						
At beginning of the year	**31,894**	**164,909**	**196,803**	31,894	161,125	193,019
Additions	**-**	**15,858**	**15,858**	-	2,171	2,171
Acquisition through business combination	**-**	**19,760**	**19,760**	-	6,889	6,889
Currency translation differences	**-**	**(2,573)**	**(2,573)**	-	(5,276)	(5,276)
At end of the year	**31,894**	**197,954**	**229,848**	31,894	164,909	196,803
Accumulated amortisation and impairment loss						
At beginning of the year						
Accumulated amortisation	**2,770**	**28,634**	**31,404**	2,352	25,530	27,882
Accumulated impairment loss	**-**	**972**	**972**	-	998	998
	2,770	**29,606**	**32,376**	2,352	26,528	28,880
Amortisation charge	**418**	**4,103**	**4,521**	418	4,084	4,502
Currency translation differences	**-**	**(278)**	**(278)**	-	(1,006)	(1,006)
At end of the year						
Accumulated amortisation	**3,188**	**32,366**	**35,554**	2,770	28,634	31,404
Accumulated impairment loss	**-**	**1,065**	**1,065**	-	972	972
At end of the year	**3,188**	**33,431**	**36,619**	2,770	29,606	32,376
Carrying amounts	**28,706**	**164,523**	**193,229**	29,124	135,303	164,427
Company						
Cost						
At beginning/end of the year	**-**	**1,504**	**1,504**	-	1,504	1,504
Accumulated amortisation						
At beginning of the year	**-**	**677**	**677**	-	656	656
Amortisation charge	**-**	**22**	**22**	-	21	21
At end of the year	**-**	**699**	**699**	-	677	677
Carrying amounts	**-**	**805**	**805**	-	827	827

The Memorandum of Transfer of a long term leasehold land in favour of a subsidiary, KLK Bioenergy Sdn Bhd with carrying amount of RM3,114,000 (2012: RM3,166,000), was presented for registration at the relevant land registry. This matter is now pending issuance of the original document of the title from the said relevant land registry.

The title deed of a long term leasehold land with carrying amount of RM20,739,000 (2012: RM21,018,000) belonging to another subsidiary, Palm-Oleo (Klang) Sdn Bhd, is with the relevant authorities and is in the process of being registered in the name of the subsidiary.

A short term leasehold land of the Group and of the Company was revalued by the Directors on 1 October 1980 based on an opinion of value, using the "Investment Method Approach", by a professional firm of Chartered Surveyors on 22 November 1979.

The Group has retained the unamortised revalued amount as the surrogate carrying amount of prepaid lease payments in accordance with the transitional provision in FRS 117.67A when it first adopted FRS 117 *Leases* in 2006.

Certain prepaid lease payments of the Group with carrying amount of RM2,800,000 as at end of previous financial year were charged to the bank as security for borrowings (Note 34).

Impairment testing
Impairment testing on prepaid lease payments is similar to that of property, plant and equipment as disclosed in Note 12.

The details of the prepaid lease payments of the Group are shown on pages 146 to 151.

14. BIOLOGICAL ASSETS

	Group		Company	
	2013	2012	**2013**	2012
	RM'000	RM'000	**RM'000**	RM'000
Plantation development expenditure (included under non-current assets)				
Cost/Valuation				
At beginning of the year	**2,061,957**	1,986,849	**728,109**	453,239
Additions	**157,459**	174,951	**-**	240,301
Transfer	**-**	-	**-**	34,737
Transfer to plasma plantation project	**(11,381)**	-	**-**	-
Disposal	**(27)**	(169)	**(27)**	(168)
Currency translation differences	**(115,387)**	(99,674)	**-**	-
At end of the year	**2,092,621**	2,061,957	**728,082**	728,109
Accumulated amortisation				
At beginning of the year	**167,964**	150,038	**-**	-
Amortisation charge	**38,097**	34,751	**-**	-
Currency translation differences	**(21,658)**	(16,825)	**-**	-
At end of the year	**184,403**	167,964	**-**	-
Carrying amounts	**1,908,218**	1,893,993	**728,082**	728,109
Biological assets are included at cost or valuation as follows:				
Cost	**1,845,242**	1,814,551	**517,103**	517,103
Valuation	**247,379**	247,406	**210,979**	211,006
	2,092,621	2,061,957	**728,082**	728,109

The biological assets of the Group and of the Company stated at valuation, previously included in property, plant and equipment, were revalued by the Directors based on independent professional valuations carried out between 1979 and 1991 on the open market value basis. These valuations were for special purposes. It has never been the Group's policy to carry out regular revaluation of its property, plant and equipment.

The Group has availed itself to the transitional provision when the MASB first issued FRS 116_{2004} *Property, Plant and Equipment* in 2000, and accordingly, the carrying amounts of these revalued biological assets have been retained on the basis of these valuations as though they have never been revalued. The carrying amounts of revalued biological assets of the Group and of the Company, had these assets been carried at cost less accumulated amortisation were RM112,886,000 (2012: RM112,897,000) and RM76,896,000 (2012: RM76,907,000) respectively.

	Group 2013 RM'000	Group 2012 RM'000
Biological assets (included under current assets)		
At net realisable value		
Growing crops	**15,983**	9,114
Livestock	**1,828**	1,647
	17,811	10,761

15. LAND HELD FOR PROPERTY DEVELOPMENT

	Group 2013 RM'000	Group 2012 RM'000
Freehold land at cost		
At beginning of the year	**193,372**	185,870
Transfer to property development costs	**(2,410)**	-
Realisation of inter-company profit on disposal of land	**-**	7,502
At end of the year	**190,962**	193,372
Development expenditure at cost		
At beginning of the year	**45,723**	37,823
Additions	**4,370**	7,900
Transfer to property development costs	**(24,123)**	-
At end of the year	**25,970**	45,723
Total	**216,932**	239,095

The details of the land held for property development by the Group are shown on page 150 to 151.

16. GOODWILL ON CONSOLIDATION

	Group 2013 RM'000	Group 2012 RM'000
Cost		
At beginning of the year	**285,675**	304,266
Acquisition through business combination	**3,627**	-
Disposal of a subsidiary	**-**	(1,704)
Impairment of goodwill (Note 5)	**(177)**	-
Currency translation differences	**7,891**	(16,887)
At end of the year	**297,016**	285,675

Impairment of goodwill arose from the under-performance of certain subsidiaries' operations and was included in other operating expenses.

Impairment testing
For the purpose of impairment testing, goodwill is allocated to the Group's cash-generating unit identified according to the Group's business segments.

Goodwill is tested for impairment on an annual basis. Impairment testing on goodwill is similar to that of property, plant and equipment as disclosed in Note 12.

17. INTANGIBLE ASSETS

	Group 2013 RM'000	Group 2012 RM'000
Cost		
At beginning of the year	**42,982**	65,464
Additions	**781**	137
Disposal of a subsidiary	**-**	(18,679)
Written off	**-**	(462)
Currency translation differences	**4,388**	(3,478)
At end of the year	**48,151**	42,982
Accumulated amortisation and impairment losses		
At beginning of the year		
Accumulated amortisation	**16,960**	26,595
Accumulated impairment losses	**5,413**	5,396
	22,373	31,991
Amortisation charge	**3,410**	4,102
Impairment loss	**442**	-
Disposal of a subsidiary	**-**	(11,991)
Written off	**-**	(462)
Currency translation differences	**2,353**	(1,267)
At end of the year		
Accumulated amortisation	**22,466**	16,960
Accumulated impairment losses	**6,112**	5,413
	28,578	22,373
Carrying amounts	**19,573**	20,609
The amortisation is allocated as follows:		
Administration expenses	**3,380**	4,055
Other operating expenses	**30**	47
	3,410	4,102

The impairment loss of RM442,000 in the current financial year arising from under-performance of a subsidiary's operations is included in other operating expenses.

These assets consist mainly of trade marks and patent.

Impairment testing
Impairment testing on intangible assets is similar to that of property, plant and equipment as disclosed in Note 12.

18. INVESTMENT IN SUBSIDIARIES AND AMOUNT OWING BY/TO SUBSIDIARIES

	Company 2013 RM'000	Company 2012 RM'000
Investment in subsidiaries		
Unquoted shares at cost	**2,257,229**	2,091,249
Impairment in value of investment		
At beginning of the year	**(74,711)**	(74,711)
Impairment	**(14,332)**	-
At end of the year	**(89,043)**	(74,711)
	2,168,186	2,016,538
Capital contribution to subsidiaries	**800,729**	730,105
Impairment in capital contribution		
At beginning of the year	**(51,823)**	(51,823)
Currency translation differences	**(1,162)**	-
At end of the year	**(52,985)**	(51,823)
	747,744	678,282
Total investment in subsidiaries	**2,915,930**	2,694,820

The amounts due from subsidiaries are deemed as capital contribution to subsidiaries as the repayment of these amounts are neither fixed nor expected.

Impairment testing
Impairment testing on investment in subsidiaries is similar to that of property, plant and equipment as disclosed in Note 12.

Details of the subsidiaries are shown in Note 41.

Amount owing by subsidiaries
Amount owing by subsidiaries are trade and non-trade, unsecured with no fixed terms of repayment and non-interest bearing except for a total amount of RM805,397,000 (2012: RM678,691,000) owing by subsidiaries which is subject to interest charge ranging from 1.0% to 7.0% (2012: 1.6% to 8.0%) per annum.

Amount owing to subsidiaries
Amount owing to subsidiaries are trade and non-trade, unsecured with no fixed terms of repayment and non-interest bearing.

19. INVESTMENT IN ASSOCIATES

	Group		Company	
	2013 RM'000	2012 RM'000	**2013 RM'000**	2012 RM'000
Shares at cost				
In overseas quoted corporation	**-**	37,839	**-**	-
In unquoted corporations	**53,878**	49,938	**24,219**	20,676
	53,878	87,777	**24,219**	20,676
Post-acquisition reserves	**44,834**	24,389	**-**	-
	98,712	112,166	**24,219**	20,676
Impairment in value of investment				
At beginning of the year	**(31,114)**	(31,114)	**-**	-
Reversal of impairment	**31,114**	-	**-**	-
At end of the year	**-**	(31,114)	**-**	-
	98,712	81,052	**24,219**	20,676
Amount owing by an associate	**13,765**	12,957	**-**	-
	112,477	94,009	**24,219**	20,676
Market value of shares				
In overseas quoted corporation	**-**	26,548	**-**	-

The assessment for the impairment in value of investment in quoted associates was based on the market value at year end.

The amount owing by an associate, denominated in United States Dollar, was given by an overseas subsidiary which was incorporated in British Virgin Islands. This amount is non-trade, unsecured with no fixed term of repayment and non-interest bearing.

	Group	
	2013 RM'000	2012 RM'000
Summary of financial information of associates:		
Total assets	**435,944**	545,731
Total liabilities	**226,481**	286,408
Revenue	**888,351**	899,339
Profit/(Loss) for the year	**34,363**	(5,810)

Details of the associates are shown in Note 41.

20. AVAILABLE-FOR-SALE INVESTMENTS

	Group		Company	
	2013	2012	**2013**	2012
	RM'000	RM'000	**RM'000**	RM'000
Shares at cost				
In unquoted corporations	**860**	859	**359**	359
Shares at fair value				
In Malaysia quoted corporations	**32,789**	40,793	**-**	-
In overseas quoted corporations	**861,305**	550,514	**318,819**	207,989
	894,094	591,307	**318,819**	207,989
	894,954	592,166	**319,178**	208,348
Impairment in value of investments				
At beginning of the year	**(5,826)**	-	**-**	-
Impairment during the year	**(149)**	(5,826)	**-**	-
Reversal of impairment	**443**	-	**-**	-
At end of the year	**(5,532)**	(5,826)	**-**	-
	889,422	586,340	**319,178**	208,348
Market value of shares				
In quoted corporations	**888,562**	585,481	**318,819**	207,989

21. OTHER RECEIVABLE

Other receivable represents advances to plasma plantation projects.

Plantations subsidiaries in Indonesia have participated in the "Kredit Koperasi Primer untuk Anggotanya" scheme (herein referred to as plasma plantation projects) to provide financing and to assist in the development of oil palm plantations under this scheme for the benefit of the communities in the vicinity of their operations. The advances to plasma plantation projects are subject to interest charge of 8% (2012: 8%) per annum.

22. DEFERRED TAXATION

Recognised deferred tax assets and liabilities are attributable to the following:

	Liabilities		Assets		Net	
	2013	2012	**2013**	2012	**2013**	2012
	RM'000	RM'000	**RM'000**	RM'000	**RM'000**	RM'000
Group						
Property, plant and equipment						
Capital allowances	**198,820**	191,794	**(12,648)**	(10,690)	**186,172**	181,104
Revaluation	**91,595**	88,092	**-**	-	**91,595**	88,092
Unutilised tax losses	**-**	-	**(73,071)**	(36,566)	**(73,071)**	(36,566)
Unutilised reinvestment allowance	**-**	-	**-**	(3,831)	**-**	(3,831)
Derivative financial instruments	**1,725**	10,655	**(2,065)**	(541)	**(340)**	10,114
Other items	**6,462**	5,535	**(64,059)**	(56,874)	**(57,597)**	(51,339)
Tax liabilities/(assets)	**298,602**	296,076	**(151,843)**	(108,502)	**146,759**	187,574
Set off of tax	**(48,538)**	(54,253)	**48,538**	54,253	**-**	-
Net tax liabilities/(assets)	**250,064**	241,823	**(103,305)**	(54,249)	**146,759**	187,574
Company						
Property, plant and equipment						
Capital allowances	**11,200**	11,700	**-**	-	**11,200**	11,700
Revaluation	**1,296**	1,296	**-**	-	**1,296**	1,296
Other items	**-**	-	**(10,029)**	(10,507)	**(10,029)**	(10,507)
Tax liabilities/(assets)	**12,496**	12,996	**(10,029)**	(10,507)	**2,467**	2,489
Set off of tax	**(10,029)**	(10,507)	**10,029**	10,507	**-**	-
Net tax liabilities	**2,467**	2,489	**-**	-	**2,467**	2,489

Deferred tax liabilities and assets are offset above where there is a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred taxes relate to the same taxation authority.

The components and movements in deferred tax liabilities and deferred tax assets (before offsetting) are as follows:

	Property, Plant and Equipment		Other					Other	
	Capital Allowances RM'000	Revaluation RM'000	Taxable Temporary Differences RM'000	Unutilised Tax Losses RM'000	Unabsorbed Capital Allowances RM'000	Unutilised Reinvestment Allowance RM'000	Derivatives Financial Instruments RM'000	Deductible Temporary Differences RM'000	Total RM'000
Group									
At 1 October 2011	196,869	95,343	2,352	(16,335)	(13,535)	-	(7,679)	(40,682)	216,333
Recognised in profit or loss	5,184	(2,211)	3,177	(25,504)	2,726	(3,831)	17,970	(17,448)	(19,937)
Recognised in equity	-	-	-	-	-	-	-	(4,578)	(4,578)
Addition through business combination	-	1,698	-	-	-	-	-	-	1,698
Disposal of a subsidiary	(741)	-	-	453	9	-	-	1,654	1,375
Changes in tax rate	(33)	-	-	-	-	-	-	-	(33)
(Over)/Under-provision in respect of previous years	(7,672)	(5,535)	-	2,342	9	-	-	1,402	(9,454)
Currency translation differences	(1,813)	(1,203)	6	2,478	101	-	(177)	2,778	2,170
At 30 September 2012	**191,794**	**88,092**	**5,535**	**(36,566)**	**(10,690)**	**(3,831)**	**10,114**	**(56,874)**	**187,574**
Recognised in profit or loss	**5,178**	**(5,228)**	**1,603**	**(42,818)**	**(1,397)**	**3,743**	**(10,804)**	**(330)**	**(50,053)**
Recognised in equity	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(2,956)**	**(2,956)**
Addition through business combination	**-**	**7,585**	**-**	**-**	**-**	**-**	**-**	**-**	**7,585**
Under/(Over)-provision in respect of previous years	**1,277**	**-**	**(441)**	**332**	**(778)**	**88**	**10**	**(216)**	**272**
Currency translation differences	**571**	**1,146**	**(235)**	**5,981**	**217**	**-**	**340**	**(3,683)**	**4,337**
At 30 September 2013	**198,820**	**91,595**	**6,462**	**(73,071)**	**(12,648)**	**-**	**(340)**	**(64,059)**	**146,759**

	Property, Plant and Equipment		Other	
	Capital Allowances RM'000	Revaluation RM'000	Deductible Temporary Differences RM'000	Total RM'000
Company				
At 1 October 2011	8,797	1,296	(8,274)	1,819
Recognised in profit or loss	2,903	-	(2,233)	670
At 30 September 2012	**11,700**	**1,296**	**(10,507)**	**2,489**
Recognised in profit or loss	**(500)**	**-**	**478**	**(22)**
At 30 September 2013	**11,200**	**1,296**	**(10,029)**	**2,467**

	Group	
	2013 RM'000	2012 RM'000
No deferred tax assets/(liabilities) have been recognised for the following items:		
Unabsorbed capital allowances	**66,005**	75,960
Deductible temporary differences	**60,221**	62,001
Unutilised tax losses	**317,357**	308,391
Property, plant and equipment	**(323,168)**	(290,104)
	120,415	156,248

The above unabsorbed capital allowances and deductible temporary differences do not expire under current tax legislation.

The unutilised tax losses of RM248,563,000 (2012: RM223,614,000) do not expire under current tax legislation.

	Group	
	2013	2012
	RM'000	RM'000
Unutilised tax losses of RM68,794,000 (2012: RM84,777,000) will expire as follows:		
Year of expiry		
2013	**-**	35,996
2014	**12,717**	552
2015	**2,452**	34,143
2016	**37,896**	11,891
2017	**13,043**	2,195
2018	**2,686**	-
	68,794	84,777

Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits will be available against which the Group can utilise the benefits therefrom.

Deferred tax liabilities have not been provided by a subsidiary on the taxable temporary differences as the subsidiary is unable to estimate reliably the commencement period of its pioneer status due to current market volatility which renders the achievability of future statutory income uncertain.

The Group has tax losses carried forward of RM610,907,000 (2012: RM453,382,000) which give rise to the recognised and unrecognised deferred tax assets in respect of unutilised tax losses above, which are subject to agreement by the tax authorities.

23. INVENTORIES

	Group		Company	
	2013	2012	**2013**	2012
	RM'000	RM'000	**RM'000**	RM'000
At cost				
Inventories of produce	**615,706**	678,491	**33,791**	48,834
Developed property held for sale	**1,071**	1,874	**-**	-
Stores and materials	**304,565**	320,065	**14,890**	13,438
	921,342	1,000,430	**48,681**	62,272
At net realisable value				
Inventories of produce	**125,211**	178,885	**2,197**	5,512
Stores and materials	**15,602**	39,910	**-**	-
	1,062,155	1,219,225	**50,878**	67,784

Inventories recognised in cost of sales of the Group and of the Company were RM6,888,413,000 (2012: RM7,740,460,000) and RM554,135,000 (2012: RM525,925,000) respectively.

24. TRADE RECEIVABLES

	Group		Company	
	2013	2012	**2013**	2012
	RM'000	RM'000	**RM'000**	RM'000
Trade receivables	**860,225**	801,398	**50,842**	36,904
Allowance for impairment losses	**(11,520)**	(8,024)	**-**	-
	848,705	793,374	**50,842**	36,904
Accrued billings	**18,376**	21,090	**-**	-
	867,081	814,464	**50,842**	36,904

The ageing of trade receivables as at end of the reporting period was:

	Gross RM'000	Individual Impairment RM'000	Collective Impairment RM'000	Net RM'000
Group				
2013				
Not past due	**687,323**	**-**	**-**	**687,323**
Past due 1 - 30 days	**137,158**	**-**	**-**	**137,158**
Past due 31 - 60 days	**9,438**	**-**	**-**	**9,438**
Past due 61 - 90 days	**2,451**	**-**	**-**	**2,451**
Past due 91 - 120 days	**2,933**	**2,039**	**-**	**894**
Past due more than 120 days	**20,922**	**9,428**	**53**	**11,441**
	860,225	**11,467**	**53**	**848,705**
2012				
Not past due	595,761	14	-	595,747
Past due 1 - 30 days	140,346	-	-	140,346
Past due 31 - 60 days	10,523	13	-	10,510
Past due 61 - 90 days	29,974	65	-	29,909
Past due 91 - 120 days	16,510	29	-	16,481
Past due more than 120 days	8,284	7,856	47	381
	801,398	7,977	47	793,374
Company				
2013				
Not past due	**48,791**	**-**	**-**	**48,791**
Past due 1 - 30 days	**2,051**	**-**	**-**	**2,051**
	50,842	**-**	**-**	**50,842**
2012				
Not past due	36,074	-	-	36,074
Past due 1 - 30 days	193	-	-	193
Past due 31 - 60 days	637	-	-	637
	36,904	-	-	36,904

The movements in the allowance for impairment losses of trade receivables during the year were:

	Group	
	2013 RM'000	2012 RM'000
At beginning of the year	**8,024**	8,465
Impairment losses	**3,125**	1,686
Reversal of impairment losses	**(541)**	(290)
Impairment losses written off	**(128)**	(49)
Disposal of a subsidiary	**-**	(1,088)
Currency translation differences	**1,040**	(700)
At end of the year	**11,520**	8,024

Trade receivables that are neither past due nor impaired are creditworthy debtors with good payment records with the Group and the Company.

None of the trade receivables of the Group or the Company that are neither past due nor impaired have been renegotiated during the financial year.

The allowance account in respect of trade receivables is used to record impairment losses. Unless the Group is satisfied that the recovery of the amount is possible, the amount considered irrecoverable is written off against the receivable directly.

The Group's normal trade credit term ranges from 7 to 120 (2012: 7 to 120) days. Other credit terms are assessed and approved on a case-by-case basis.

25. OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS

	Group		Company	
	2013 RM'000	2012 RM'000	**2013 RM'000**	2012 RM'000
Other receivables	**284,487**	236,312	**17,551**	22,682
Prepayments	**55,548**	51,368	**1,448**	1,477
Refundable deposits	**10,130**	8,647	**441**	417
	350,165	296,327	**19,440**	24,576

26. PROPERTY DEVELOPMENT COSTS

	Group	
	2013 RM'000	2012 RM'000
Property development costs comprise:		
Land costs	**1,785**	2,544
Development costs	**6,755**	28,386
	8,540	30,930
Transfer from land held for property development		
Land costs	**2,410**	-
Development costs	**24,123**	-
	26,533	-
Costs incurred during the year		
Development costs	**124,402**	98,931
	159,475	129,861
Costs recognised as an expense in current year profit or loss	**(118,556)**	(121,321)
Transfer to inventories	**(107)**	-
	40,812	8,540

27. DERIVATIVE FINANCIAL INSTRUMENTS

The Group classifies derivative financial instruments as financial assets or liabilities at fair value through profit or loss.

	Contract/Notional Amount Net long/(short) RM'000	Assets RM'000	Liabilities RM'000
Group			
2013			
Forward foreign exchange contracts	**(830,723)**	**254**	**(16,452)**
Commodities future contracts	**(311,475)**	**7,878**	**(3,322)**
Put option to sell shares in an investment	**-**	**6,026**	**-**
Total derivative financial instruments		**14,158**	**(19,774)**
2012			
Forward foreign exchange contracts	(1,081,141)	15,429	(2,167)
Commodities future contracts	(255,833)	39,701	(3,934)
Total derivative financial instruments		55,130	(6,101)
Company			
2013			
Forward foreign exchange contracts	**(54,241)**	**254**	**(541)**
2012			
Forward foreign exchange contracts	(31,053)	790	-

The forward foreign exchange contracts are entered into by the Group as hedges for committed sales and purchases denominated in foreign currencies. The hedging of the foreign currencies is to minimise the exposure of the Group to fluctuations in foreign currencies on receipts and payments.

The commodity future contracts are entered into with the objective of managing and hedging the Group's exposure to the adverse price movements in the vegetable oil commodities.

On 5 April 2013, KL-Kepong International Ltd ("KLKIL"), a wholly-owned subsidiary of the Group, entered into a Put Option Agreement with a third party granting KLKIL the right to sell its investment of 8,535,976 shares in Pearl River Tyre (Holdings) Ltd, which is listed on the Hong Kong Stock Exchange, at HKD4.28 per share to the third party. The Put Option will expire on 4 April 2014.

The Group does not have any other financial liabilities which are measured at fair value through profit or loss except for derivative financial instruments.

28. ASSET HELD FOR SALE

The directors of a wholly-owned subsidiary in England, Standard Soap Company Ltd ("Standard Soap"), decided to cease the manufacturing operations in Standard Soap after the financial year ended 30 September 2012.

The financial statements of Standard Soap for the year ended 30 September 2013 and 30 September 2012 had been prepared on the break up basis. The freehold property which was presented in the statement of financial position as property, plant and equipment in the previous year has been reclassified as asset held for sale as at 30 September 2013 and 30 September 2012. The asset held for sale has been revalued to fair value as at 30 September 2013 and 30 September 2012.

	Group	
	2013	2012
	RM'000	RM'000
Freehold property at fair value		
At beginning of the year	**12,345**	-
Transferred from property, plant and equipment	**-**	2,963
Fair value adjustment	**(1,456)**	9,313
Currency translation differences	**721**	69
At end of the year	**11,610**	12,345

29. CASH AND CASH EQUIVALENTS

	Group		Company	
	2013	2012	**2013**	2012
	RM'000	RM'000	**RM'000**	RM'000
Deposits with licensed banks	**677,040**	888,241	**55,877**	273,168
Short term funds	**796,558**	1,289,794	**401,298**	204,674
Cash and bank balances	**283,336**	180,879	**3,796**	4,549
	1,756,934	2,358,914	**460,971**	482,391
Short term funds comprise:				
Investment in fixed income trust funds in Malaysia				
At fair value through profit or loss	**796,558**	1,289,794	**401,298**	204,674

Investment in fixed income trust funds in Malaysia represents investment in highly liquid money market. This investment is readily convertible to cash and have insignificant risk of changes in value.

Included in the Group's cash and bank balances is RM91,801,000 (2012: RM25,206,000), the utilisation of which is subject to the Housing Developers (Housing Development Account) (Amendment) Regulations 2002.

The effective interest rates per annum of deposits with licensed banks and short term funds at reporting dates were as follows:

	Group		Company	
	2013	2012	**2013**	2012
Deposits with licensed banks	**0.05% to 9.70%**	0.01% to 9.70%	**0.11% to 2.85%**	0.17% to 2.95%
Short term funds	**2.89% to 3.23%**	2.86% to 3.29%	**3.08% to 3.22%**	3.06% to 3.29%

The maturities and repricing of deposits with licensed banks and short term funds as at the end of the financial year were as follows:

	Group		Company	
	2013	2012	**2013**	2012
	RM'000	RM'000	**RM'000**	RM'000
Within one year				
Deposits with licensed banks	**659,959**	868,919	**55,877**	273,168
Short term funds	**796,558**	1,289,794	**401,298**	204,674
	1,456,517	2,158,713	**457,175**	477,842
More than five years				
Deposits with licensed bank	**17,081**	19,322	**-**	-
	1,473,598	2,178,035	**457,175**	477,842

Deposits placed for more than five years have been pledged for a banking facility granted to an outside party for the purpose of the "Kredit Koperasi Primer untuk Anggotanya" scheme in Indonesia.

30. SHARE CAPITAL

	Group and Company			
	2013	**2013**	2012	2012
	Number of Shares	**RM'000**	Number of Shares	RM'000
Shares of RM1 each				
Authorised				
At 1 October and 30 September	**5,000,000,000**	**5,000,000**	5,000,000,000	5,000,000
Issued and fully paid				
At 1 October and 30 September	**1,067,504,692**	**1,067,505**	1,067,504,692	1,067,505

Of the total 1,067,504,692 issued and fully paid shares, 2,539,000 (2012: 2,539,000) are held as treasury shares by the Company. As at 30 September 2013, the number of outstanding shares in issue and fully paid is 1,064,965,692 (2012: 1,064,965,692).

The shareholders of the Company renewed the authority granted to the Directors to buy back its own shares at the Annual General Meeting held on 20 February 2013. The Directors of the Company are committed to enhancing the value of the Company to its shareholders and believe that the buy back plan can be applied in the best interests of the Company and its shareholders.

31. RESERVES

	Group		Company	
	2013	2012	**2013**	2012
	RM'000	RM'000	**RM'000**	RM'000
Non-distributable				
Capital reserve	**204,048**	204,048	**-**	-
Revaluation reserve	**81,121**	81,121	**36,265**	36,265
Exchange fluctuation reserve	**(180,767)**	(78,168)	**-**	-
Capital redemption reserve	**57,083**	52,391	**285**	285
Fair value reserve	**302,143**	12,088	**240,381**	129,551
Retained earnings – cost of treasury shares	**13,447**	13,447	**13,447**	13,447
	477,075	284,927	**290,378**	179,548
Distributable				
Capital reserve	**809,131**	808,197	**1,087,296**	1,087,296
Retained earnings	**5,193,516**	4,962,655	**2,201,130**	1,679,556
	6,002,647	5,770,852	**3,288,426**	2,766,852
	6,479,722	6,055,779	**3,578,804**	2,946,400

Included under the non-distributable reserves is an amount of RM13,447,000 (2012: RM13,447,000) which was utilised for the purchase of the treasury shares and is considered as non-distributable.

Non-distributable capital reserve mainly comprises share of associates' capital reserve and post-acquisition reserve capitalised by subsidiaries for their bonus issues. Distributable capital reserve comprises surpluses arising from disposals of quoted investments, properties and government acquisitions of land.

Included in revaluation reserve of the Group was an amount of RM31,362,000 (2012: RM31,362,000), which represented the fair value adjustments on acquisition of a subsidiary, relating to previously held interest.

Fair value reserve comprises the cumulative net change in the fair value of available-for-sale investments until the investments are derecognised or impaired.

32. DEFERRED INCOME

	Group	
	2013 RM'000	2012 RM'000
Government grants		
At cost		
At beginning of the year	**24,808**	-
Received during the year	**55,208**	24,808
Currency translation differences	**91**	-
At end of the year	**80,107**	24,808
Accumulated amortisation		
At beginning of the year	**133**	-
Amortisation charge	**991**	133
Currency translation differences	**8**	-
At end of the year	**1,132**	133
Carrying amounts	**78,975**	24,675
Deferred income is disclosed under:		
Non-current liabilities	**72,010**	22,765
Current liabilities	**6,965**	1,910
	78,975	24,675

The subsidiaries, KL-Kepong Oleomas Sdn Bhd, Palm-Oleo (Klang) Sdn Bhd and Davos Life Science Sdn Bhd received government grants from Malaysian Palm Oil Board which were conditional upon the construction of specific projects. The government grants are to be amortised over the life of the assets when the assets are commissioned.

Another subsidiary, Davos Life Science Pte Ltd received government grant from Malaysian Palm Oil Board for the financing of research and development projects. The government grant is recognised in profit or loss on systematic basis in the same period in which the expenses are incurred.

33. PROVISION FOR RETIREMENT BENEFITS

	Group		Company	
	2013 RM'000	2012 RM'000	**2013 RM'000**	2012 RM'000
Present value of funded obligations	**140,913**	206,186	-	-
Fair value of plan assets	**(133,012)**	(176,084)	-	-
	7,901	30,102	-	-
Unfunded obligations	**251,321**	218,376	**20,094**	17,299
Present value of net obligations	**259,222**	248,478	**20,094**	17,299

Liability for funded defined benefit obligations

(i) A subsidiary in England, Standard Soap Company Ltd ("Standard Soap"), operated a defined benefit plan that provided pension benefits for employees upon retirement. This plan was closed to new entrants with effect from 1 March 2002 and the assets of the plan were held as a segregated fund and administered by trustees.

The contributions to the funded defined benefit plan as at 30 September 2012 was determined by an independent qualified actuary. The last actuarial valuation was on 6 April 2008 and was subsequently updated to take into consideration of the requirements of FRS 119 in order to assess the liabilities of the scheme as at 30 September 2012. Scheme assets were stated at their market value at 30 September 2012.

Following the cessation of operations during the current financial year, the directors of Standard Soap had decided to liquidate the company and to settle the pension liabilities. Subsequently, Standard Soap entered into a Company Voluntary Arrangement ("CVA") with the United Kingdom Pensions Regulator on 18 June 2013. A CVA is an insolvency procedure under the United Kingdom company law whereby a company can come to an agreement with its creditors to settle the outstanding amounts at an agreed recovery rate and timeline.

Under the terms of the CVA, the full and final settlement of the pension liabilities were estimated at RM5,225,000 with the Pensions Regulator. Accordingly, the pension liabilities had been revalued and stated at RM5,225,000 under other payables as at 30 September 2013 (Note 36). The pension liabilities are expected to be settled after the year ended 30 September 2013.

(ii) A subsidiary in Switzerland, Dr W Kolb Holding AG, makes contributions to a defined benefit plan that provides pension benefits for employees upon retirement. The assets of the plan are held as a segregated fund and administered by trustees.

This funded defined benefit obligation is determined by an independent qualified actuary on an annual basis. The last actuarial valuation was on 30 June 2013 and was subsequently updated to take into consideration of the requirements of FRS 119 in order to assess liabilities of the plan as at 30 September 2013. The plan assets are stated at their market value as at 30 September 2013.

	Group	
	2013 RM'000	2012 RM'000
Fair values of the funded plan assets are:		
Equities	**38,206**	54,244
Bonds	**60,386**	78,853
Other assets	**34,420**	42,987
	133,012	176,084
Funded obligations		
Movement in the present value of the funded defined benefit obligations		
At beginning of the year	**206,186**	204,506
Service cost	**6,158**	5,931
Interest cost	**2,969**	6,402
Employee contributions	**3,639**	3,441
Benefits paid by the plan	**(15,842)**	(9,627)
Actuarial (gains)/losses	**(4,534)**	8,551
Liquidation of plan	**(68,949)**	-
Exchange translation differences	**11,286**	(13,018)
At end of the year	**140,913**	206,186
Movement in the fair value of plan assets		
At beginning of the year	**176,084**	178,671
Contributions paid into the plan	**5,091**	6,253
Employee contributions	**3,639**	3,441
Benefits paid by the plan	**(15,842)**	(9,627)
Expected return on plan assets	**3,948**	7,178
Actuarial gains	**5,123**	1,610
Liquidation of plan	**(55,176)**	-
Exchange translation differences	**10,145**	(11,442)
At end of the year	**133,012**	176,084

	Group		Company	
	2013 RM'000	2012 RM'000	**2013 RM'000**	2012 RM'000
Unfunded obligations				
Movement in the unfunded defined benefit obligations				
At beginning of the year	**218,376**	198,912	**17,299**	15,046
Transfer from subsidiaries	**-**	-	**-**	2,155
Benefits paid	**(15,495)**	(13,757)	**(2,239)**	(2,994)
Expense recognised in profit or loss	**23,877**	22,803	**5,034**	3,092
Actuarial losses	**6,099**	29,140	**-**	-
Exchange translation differences	**18,464**	(18,722)	**-**	-
At end of the year	**251,321**	218,376	**20,094**	17,299
Expense recognised in profit or loss				
Current service cost	**23,994**	20,679	**5,034**	3,092
Interest cost	**9,010**	14,457	**-**	-
Expected return on plan assets	**(3,948)**	(7,178)	**-**	-
	29,056	27,958	**5,034**	3,092

	Group		Company	
	2013	2012	**2013**	2012
	RM'000	RM'000	**RM'000**	RM'000
The expense is recognised in the following line items in the statements of profit or loss:				
Cost of sales	**7,099**	5,849	**4,241**	1,388
Administration expenses	**20,300**	21,118	**793**	1,704
Distribution expenses	**1,638**	973	**-**	-
Other operating expenses	**19**	18	**-**	-
	29,056	27,958	**5,034**	3,092

	Group	
	2013	2012
	RM'000	RM'000
Actual return on funded plan assets	**6,578**	7,920
Actuarial (losses) and gains recognised directly in other comprehensive income:		
Amount accumulated in retained earnings at beginning of the year	**(63,514)**	(27,433)
Recognised during the year	**3,558**	(36,081)
Amount accumulated in retained earnings at end of the year	**(59,956)**	(63,514)

The amount of actuarial gain of RM6,514,000 (2012: loss RM31,503,000) recognised in the consolidated statement of other comprehensive income is net of deferred tax of RM2,956,000 (2012: RM4,578,000) (Note 22).

	Group	
	2013	2012
	%	%
Principal actuarial assumptions of the funded plans (expressed as weighted averages):		
Discount rates	**2.2**	2.2 to 4.1
Expected return on plan assets	**3.5**	3.5 to 4.4
Future salary increases	**1.5**	1.5
Future pensions increase	**-**	2.8
Principal assumptions of the unfunded plan used by plantations subsidiaries in Indonesia:		
Discount rate	**9.0**	7.5
Future salary increases	**5.0 to 6.0**	3.5 to 4.5
Principal actuarial assumptions of the unfunded plan operated by the subsidiary in Germany:		
Discount rate	**3.3**	3.5
Future salary increase	**2.8**	2.8
Future pension increase	**2.0**	2.0

Assumed healthcare cost trend rates have a significant effect on the amounts recognised in profit or loss. A percentage point change in assumed healthcare cost trend rates would not have any effects on the defined benefit obligation and the aggregate service and finance cost of the Group.

	2013	2012	2011	2010	2009
Group	**RM'000**	RM'000	RM'000	RM'000	RM'000
Historical information					
Present value of the funded defined benefit obligations	**140,913**	206,186	204,506	180,992	170,044
Fair value of plan assets	**(133,012)**	(176,084)	(178,671)	(168,108)	(153,936)
Deficit in the plan	**7,901**	30,102	25,835	12,884	16,108
Experience adjustments arising on					
Plan liabilities	**(1,448)**	(24,953)	26,344	(18,108)	(20,042)
Plan assets	**2,393**	(4,713)	(8,157)	4,332	(8,335)

The Group expects RM9,502,000 (2012: RM9,189,000) in contributions to be paid to the defined benefit plans in the next financial year.

34. BORROWINGS

	Group 2013 RM'000	Group 2012 RM'000	Company 2013 RM'000	Company 2012 RM'000
Current				
Secured				
Term loans	-	891	-	-
Unsecured				
Bank overdrafts	**3,088**	32,853	-	-
Term loans	**323,686**	110,064	**300,000**	-
Export credit refinancing	**39,565**	69,223	-	-
Bankers' acceptance	**97,599**	203,258	-	-
Revolving credit	**313,187**	279,778	-	-
	777,125	695,176	**300,000**	-
	777,125	696,067	**300,000**	-
Non-Current				
Unsecured				
Term loans	**258,227**	482,714	-	300,000
Islamic medium term notes	**1,300,000**	1,300,000	**1,300,000**	1,300,000
	1,558,227	1,782,714	**1,300,000**	1,600,000

(a) During the financial year ended 30 September 2012, the Company had issued RM300 million 5 years Sukuk Ijarah Islamic Medium Term Notes under the RM300 million Sukuk Ijarah Islamic Commercial Paper ("ICP") and Medium Term Notes ("IMTN") Programme ("1st Programme") at par with a profit of 3.88% per annum.

Salient features of the 1st Programme are as follows:

- Total outstanding nominal value of the ICP and IMTN (collectively known as "Notes") shall not exceed RM300 million.
- The tenure of the 1st Programme is up to 5 years from the date of the first issuance of any Notes under the 1st Programme.
- The ICP will be issued at a discount to the nominal value and has a maturity of either 1, 2, 3, 6, 9 or 12 months and on condition that the maturity dates of the ICP do not exceed the tenure of the 1st Programme. There will not be profit payable on the ICP issued under the 1st Programme in view that they are issued at a discount.
- The IMTN may be issued at a discount or at par to the nominal value and has a maturity of more than 1 year and up to 5 years and on condition that the maturity dates of the IMTN do not exceed the tenure of the 1st Programme. The IMTN may be non-profit bearing or bear profit at a rate determined at the point of issuance. The profit is payable semi-annually in arrears from the date of issue of the IMTN with the last profit payment to be made on the maturity dates.
- Debt to Equity Ratio of the Group shall be maintained at not more than one time throughout the tenure of the 1st Programme.

(b) During the financial year ended 30 September 2012, the Company had issued another RM1.0 billion 10 years Ringgit Sukuk Ijarah Islamic Medium Term Notes under the RM1.0 billion Sukuk Ijarah Multi-Currency Islamic Medium Term Notes ("MCIMTN") Programme ("2nd Programme") at par with a profit of 4.0% per annum.

Salient features of the 2nd Programme are as follows:

- Total outstanding nominal value of the Ringgit Sukuk Ijarah and Non-Ringgit Sukuk Ijarah MCIMTN shall not exceed RM1.0 billion.
- The tenure of the 2nd Programme is up to 10 years from the date of the first issuance of any MCIMTN under the 2nd Programme.
- The MCIMTN has a maturity of more than 1 year and up to 10 years and on condition that the maturity dates of the MCIMTN do not exceed the tenure of the 2nd Programme. The MCIMTN may be non-profit bearing or bear profit at a rate determined at the point of issuance. The profit is payable semi-annually in arrears from the date of issue of the MCIMTN with the last profit payment to be made on the maturity dates.
- Debt to Equity Ratio of the Group shall be maintained at not more than one time throughout the tenure of the 2nd Programme.

(c) Certain borrowings of the Group were secured by way of floating charges on the following assets:

	Group	
	2013	2012
	RM'000	RM'000
Property, plant and equipment (Note 12)	**-**	4,504
Prepaid lease payments (Note 13)	**-**	2,800
	-	7,304

(d) Certain unsecured term loans and bank overdrafts are supported by corporate guarantees of RM186.3 million (2012: RM209.8 million) issued by the Company. The bank overdraft facilities are renewable annually.

(e) The interest rates per annum applicable to borrowings for the year were as follows:

	Group		Company	
	2013	2012	**2013**	2012
Bank overdrafts	**0.78% to 6.50%**	0.79% to 7.50%	**-**	-
Term loans	**1.04% to 6.40%**	1.07% to 7.95%	**4.65%**	3.79% to 4.65%
Trade financing	**-**	1.30%	**-**	-
Export credit refinancing	**3.35% to 3.45%**	3.20% to 3.55%	**-**	-
Bankers' acceptance	**3.27% to 4.53%**	2.73% to 4.13%	**-**	-
Revolving credit	**0.82% to 7.56%**	1.14% to 7.63%	**-**	-
Islamic medium term notes	**3.88% to 4.00%**	3.88% to 4.20%	**3.88% to 4.00%**	3.88% to 4.20%

An amount of RM400,966,000 (2012: RM412,924,000) of the Group's borrowings consists of floating rate borrowings which interest rates reprice within a year.

The Company did not have any floating rate borrowings as at end of both the financial years.

35. TRADE PAYABLES

	Group		Company	
	2013	2012	**2013**	2012
	RM'000	RM'000	**RM'000**	RM'000
Trade payables	**362,484**	349,711	**5,169**	6,001
Progress billings	**217**	652	**-**	-
	362,701	350,363	**5,169**	6,001

The normal trade credit terms granted to the Group ranging from 7 to 90 (2012: 7 to 90) days.

36. OTHER PAYABLES

	Group		Company	
	2013	2012	**2013**	2012
	RM'000	RM'000	**RM'000**	RM'000
Other payables	**284,837**	357,901	**45,029**	48,059
Accruals	**169,363**	132,919	**37,453**	40,084
Final settlement of pension plan (Note 33)	**5,225**	-	**-**	-
	459,425	490,820	**82,482**	88,143

37. RELATED PARTY TRANSACTIONS

(a) The Company has a controlling related party relationship with all its subsidiaries. Significant inter-company transactions of the Company are as follows:

	Company 2013 RM'000	Company 2012 RM'000
Sale of goods to subsidiaries	**188,965**	163,295
Purchase of goods from subsidiaries	**16,127**	37,533
Commission received from a subsidiary	**1,722**	2,340
Interest received from subsidiaries	**32,356**	24,628
Rental received from a subsidiary	**600**	600
Management fees paid to subsidiaries	**5,390**	4,999
License fees paid to subsidiaries	**21,017**	22,129
Purchase of freehold land and long term leasehold land from subsidiaries	-	825,168
Purchase of property, plant and equipment from subsidiaries	-	67,337
Purchase of biological assets from subsidiaries	-	240,301

(b) Significant related party transactions

Set out below are the significant related party transactions in the normal course of business for the financial year (in addition to related party disclosures mentioned elsewhere in the financial statements). The related party transactions described below were carried out on terms and conditions not more materially different from those obtainable in transactions with unrelated parties.

	Group 2013 RM'000	Group 2012 RM'000	Company 2013 RM'000	Company 2012 RM'000
(i) Transactions with associates				
Sale of goods	**2,621**	2,650	-	-
Purchase of goods	**3,723**	2,218	**2,905**	2,036
Service charges paid	**3,647**	3,443	**952**	838
Research and development services paid	**9,376**	7,461	**9,376**	7,461
(ii) Transactions with companies in which certain Directors are common directors and/or have direct or deemed interest				
Sale of goods				
Siam Taiko Marketing Co Ltd	**1,804**	2,152	-	-
Taiko Marketing Sdn Bhd	**3,409**	4,869	-	-
Taiko Marketing (Singapore) Pte Ltd	**3,047**	3,999	-	-
Storage tanks rental received				
Taiko Marketing Sdn Bhd	**3,012**	2,490	-	-
Purchase of goods				
Borneo Taiko Clay Sdn Bhd	**4,396**	3,572	-	-
Bukit Katho Estate Sdn Bhd	**4,292**	6,985	**4,292**	6,985
Kampar Rubber & Tin Co Sdn Bhd	**9,474**	13,609	**9,474**	13,609
Kekal & Deras Sdn Bhd	**1,688**	918	**1,688**	918
Malay Rubber Plantations (M) Sdn Bhd	**8,451**	4,864	**8,451**	4,864
P.T. Agro Makmur Abadi	**45,670**	64,713	-	-
P.T. Safari Riau	**24,914**	26,606	-	-
P.T. Satu Sembilan Delapan	**39,927**	31,200	-	-
P.T. Taiko Persada Indoprima	**19,299**	27,893	-	-
Taiko Clay Marketing Sdn Bhd	**1,411**	1,179	-	-
Taiko Drum Industries Sdn Bhd	**2,142**	1,467	**18**	41
Taiko Fertiliser Marketing Sdn Bhd	**57,585**	36,113	**39,212**	23,617
Taiko Marketing Sdn Bhd	**21,054**	16,733	-	24
Yayasan Perak-Wan Yuen Sdn Bhd	**989**	1,314	**989**	1,314
Rental of office paid				
Batu Kawan Holdings Sdn Bhd	**1,084**	1,039	**1,084**	1,039
Management fees paid				
Farming Management Services Pty Ltd	**1,007**	-	-	-
Supply of contract labour and engineering works				
K7 Engineering Sdn Bhd	**1,633**	-	-	-

	Group		Company	
	2013	2012	**2013**	2012
	RM'000	RM'000	**RM'000**	RM'000
(iii) Transactions between subsidiaries and their non-controlling interests				
Sale of goods				
Mitsubishi Corporation	**186,617**	330,518	**-**	-
Mitsui & Co Ltd	**88,958**	94,578	**-**	-
Tejana Trading & Management Services Sdn Bhd	**5,554**	6,798	**-**	-

38. CAPITAL COMMITMENTS

	Group		Company	
	2013	2012	**2013**	2012
	RM'000	RM'000	**RM'000**	RM'000
Capital expenditure				
Approved and contracted	**501,998**	643,334	**2,029**	1,292
Approved but not contracted	**701,210**	624,492	**44,590**	64,717
	1,203,208	1,267,826	**46,619**	66,009
Acquisitions of shares in subsidiaries				
Approved and contracted	**3,211**	3,641	**-**	-

39. LEASE COMMITMENTS

	Group	
	2013	2012
	RM'000	RM'000
Lease as a lessee		
Total future minimum lease payments under non-cancellable operating leases are as follows:		
Less than 1 year	**5,979**	5,930
Between 1 and 5 years	**37,966**	36,110
More than 5 years	**111,538**	113,359
	155,483	155,399

40. CONTINGENT LIABILITIES - UNSECURED

(a) The Company has an unsecured contingent liability of RM186.3 million (2012: RM209.8 million) in respect of corporate guarantees given to certain banks for credit facilities utilised by certain subsidiaries at 30 September 2013.

(b) The Company has undertaken to provide financial support to certain subsidiaries to enable them to continue to operate as going concerns.

41. SUBSIDIARIES AND ASSOCIATES

(a) The names of subsidiaries and associates are detailed below:

Subsidiaries	Country Of Incorporation	Principal Country Of Operation	Group's Percentage Interest 2013	2012	Principal Activities
PLANTATIONS					
PENINSULAR MALAYSIA					
Kulumpang Development Corporation Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Ladang Perbadanan-Fima Bhd	Malaysia	Malaysia	**100**	100	Plantation
Uni-Agro Multi Plantations Sdn Bhd	Malaysia	Malaysia	**51**	51	Plantation
Gunong Pertanian Sdn Bhd	Malaysia	Malaysia	**100**	100	Solvent extraction of palm oil
KL-Kepong Edible Oils Sdn Bhd	Malaysia	Malaysia	**100**	100	Refining of palm products
Golden Complex Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
Jasachem Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
KL-Kepong Plantation Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
Voray Holdings Ltd †	Hong Kong	Malaysia	**55**	55	Investment holding

Subsidiaries	Country Of Incorporation	Principal Country Of Operation	Group's Percentage Interest 2013	2012	Principal Activities
PLANTATIONS					
PENINSULAR MALAYSIA					
Taiko Plantations Sdn Bhd †	Malaysia	Malaysia	**100**	100	Management of plantations
Rubber Fibreboards Sdn Bhd	Malaysia	Malaysia	**100**	100	Manufacturing of fibre mat
The Kuala Pertang Syndicate Ltd † (In Members' Voluntary Liquidation)	England	Malaysia	**100**	100	Dormant
The Shanghai Kelantan Rubber Estates (1925) Ltd † (In Members' Voluntary Liquidation)	Hong Kong	Malaysia	**-**	100	Liquidated
SABAH					
Bornion Estate Sdn Bhd	Malaysia	Malaysia	**63**	63	Plantation
KL-Kepong (Sabah) Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Sabah Cocoa Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
KLK Premier Oils Sdn Bhd	Malaysia	Malaysia	**85**	85	Refining of palm products and kernel crushing
Sabah Holdings Corporation Sdn Bhd	Malaysia	Malaysia	**70**	70	Investment holding
Axe Why Zed Sdn Bhd † (In Members' Voluntary Liquidation)	Malaysia	Malaysia	**100**	100	Dormant
Bandar Merchants Sdn Bhd † (In Members' Voluntary Liquidation)	Malaysia	Malaysia	**100**	100	Dormant
Fajar Palmkel Sdn Bhd	Malaysia	Malaysia	**100**	100	Dormant
Gocoa Sdn Bhd (In Members' Voluntary Liquidation)	Malaysia	Malaysia	**100**	100	Dormant
Golden Peak Development Sdn Bhd (In Members' Voluntary Liquidation)	Malaysia	Malaysia	**100**	100	Dormant
Golden Sphere Sdn Bhd (In Members' Voluntary Liquidation)	Malaysia	Malaysia	**100**	100	Dormant
Golden Yield Sdn Bhd	Malaysia	Malaysia	**85**	85	Dormant
Ladang Finari Sdn Bhd (In Members' Voluntary Liquidation)	Malaysia	Malaysia	**100**	100	Dormant
Ladang Sumundu (Sabah) Sdn Bhd (In Members' Voluntary Liquidation)	Malaysia	Malaysia	**100**	100	Dormant
Segar Usaha Sdn Bhd † (In Members' Voluntary Liquidation)	Malaysia	Malaysia	**100**	100	Dormant
Susuki Sdn Bhd † (In Members' Voluntary Liquidation)	Malaysia	Malaysia	**100**	100	Dormant
Sy Kho Trading Plantation Sdn Bhd (In Members' Voluntary Liquidation)	Malaysia	Malaysia	**100**	100	Dormant
Syarikat Budibumi Sdn Bhd † (In Members' Voluntary Liquidation)	Malaysia	Malaysia	**100**	100	Dormant
Syarikat Swee Keong (Sabah) Sdn Bhd (In Members' Voluntary Liquidation)	Malaysia	Malaysia	**100**	100	Dormant
Kalumpang Estates Sdn Bhd (In Members' Voluntary Liquidation)	Malaysia	Malaysia	**-**	100	Liquidated
Selit Plantations (Sabah) Sdn Bhd (In Members' Voluntary Liquidation)	Malaysia	Malaysia	**-**	100	Liquidated
INDONESIA					
P.T. ADEI Plantation & Industry †	Indonesia	Indonesia	**95**	95	Plantation
P.T. Alam Karya Sejahtera AKS †	Indonesia	Indonesia	**62**	62	Plantation
P.T. Anugrah Surya Mandiri †	Indonesia	Indonesia	**95**	95	Plantation
P.T. Hutan Hijau Mas †	Indonesia	Indonesia	**92**	92	Plantation
P.T. Jabontara Eka Karsa †	Indonesia	Indonesia	**95**	95	Plantation
P.T. Karya Makmur Abadi †	Indonesia	Indonesia	**90**	90	Plantation
P.T. Langkat Nusantara Kepong †	Indonesia	Indonesia	**60**	60	Plantation

Subsidiaries	Country Of Incorporation	Principal Country Of Operation	Group's Percentage Interest 2013	2012	Principal Activities
PLANTATIONS					
INDONESIA					
P.T. Malindomas Perkebunan †	Indonesia	Indonesia	**92**	92	Plantation
P.T. Menteng Jaya Sawit Perdana †	Indonesia	Indonesia	**80**	80	Plantation
P.T. Mulia Agro Permai †	Indonesia	Indonesia	**90**	90	Plantation
P.T. Parit Sembada †	Indonesia	Indonesia	**90**	90	Plantation
P.T. Steelindo Wahana Perkasa †	Indonesia	Indonesia	**95**	95	Plantation
P.T. Sekarbumi Alamlestari †	Indonesia	Indonesia	**65**	65	Plantation
P.T. KLK Agriservindo †	Indonesia	Indonesia	**100**	100	Management of plantations
P.T. Kreasijaya Adhikarya †	Indonesia	Indonesia	**95**	95	Bulking installation
SINGAPORE					
Astra-KLK Pte Ltd #	Singapore	Singapore	**51**	-	Marketing of refined palm oil products and provision of logistics services related to palm products
Collingwood Plantations Pte Ltd †	Singapore	Singapore	**51**	-	Investment holding
KLK Agro Plantations Pte Ltd †	Singapore	Singapore	**100**	-	Investment holding
Taiko Cambodia Rubber Pte Ltd †	Singapore	Singapore	**100**	-	Investment holding
Taiko Plantations Pte Ltd †	Singapore	Singapore	**100**	100	Management of plantations
PEOPLE'S REPUBLIC OF CHINA					
Hubei Zhong Chang Vegetable Oil Co Ltd †	People's Republic of China	People's Republic of China	**33**	33	Edible oil refining
Tianjin Voray Bulking Installation Co Ltd †	People's Republic of China	People's Republic of China	**37**	37	Dormant
PAPUA NEW GUINEA					
Ang Agro Forest Management Ltd †	Papua New Guinea	Papua New Guinea	**51**	-	Plantation
Kubahi Marine Services Ltd †	Papua New Guinea	Papua New Guinea	**51**	-	Marine transportation
BRITISH VIRGIN ISLANDS					
Double Jump Ltd ††	British Virgin Islands	British Virgin Islands	**-**	100	Liquidated
Tri-Force Element Inc ††	British Virgin Islands	British Virgin Islands	**-**	100	Liquidated
MANUFACTURING					
OLEOCHEMICALS					
Palm-Oleo Sdn Bhd	Malaysia	Malaysia	**80**	80	Manufacturing of oleochemicals
Palm-Oleo (Klang) Sdn Bhd	Malaysia	Malaysia	**80**	80	Manufacturing of oleochemicals
KSP Manufacturing Sdn Bhd	Malaysia	Malaysia	**80**	80	Manufacturing of soap noodles
Palmamide Sdn Bhd	Malaysia	Malaysia	**80**	80	Manufacturing of industrial amides
KL-Kepong Oleomas Sdn Bhd	Malaysia	Malaysia	**96**	96	Manufacturing of fatty alcohol and methyl esters
Davos Life Science Sdn Bhd	Malaysia	Malaysia	**100**	100	Manufacturing of palm oil fatty acids products

Subsidiaries	Country Of Incorporation	Principal Country Of Operation	Group's Percentage Interest 2013	2012	Principal Activities
MANUFACTURING					
OLEOCHEMICALS					
KLK Bioenergy Sdn Bhd	Malaysia	Malaysia	**96**	96	Manufacturing of methyl esters
KLK Emmerich GmbH †	Germany	Germany	**100**	100	Manufacturing of fatty acids and glycerine
Taiko Palm-Oleo (Zhangjiagang) Co Ltd †	People's Republic of China	People's Republic of China	**100**	100	Manufacturing of fatty acids, glycerine, soap noodles and soap bars
Shanghai Jinshan Jingwei Chemical Co Ltd †	People's Republic of China	People's Republic of China	**100**	100	Manufacturing of detergents, auxiliary materials for detergents and cosmetics and investment holding
P.T. KLK Dumai †	Indonesia	Indonesia	**100**	100	Manufacturing of basic organic chemicals from agricultural products
Capital Glogalaxy Sdn Bhd	Malaysia	Malaysia	**100**	100	Trading in commodities
KLK Oleo (Shanghai) Co Ltd †	People's Republic of China	People's Republic of China	**100**	100	Trading and distribution of oleochemicals
KL-Kepong Industrial Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
KLK Premier Capital Ltd ††	British Virgin Islands	British Virgin Islands	**100**	100	Investment holding
NON-IONIC SURFACTANTS AND ESTERS					
Dr. W. Kolb Holding AG †	Switzerland	Switzerland	**100**	100	Investment holding
Dr. W. Kolb AG †	Switzerland	Switzerland	**100**	100	Manufacturing of non-ionic surfactants and esters
Kolb Distribution AG †	Switzerland	Switzerland	**100**	100	Distribution of non-ionic surfactants and esters
Dr. W. Kolb Netherlands BV †	Netherlands	Netherlands	**100**	100	Manufacturing of non-ionic surfactants and esters
Kolb Distribution BV †	Netherlands	Netherlands	**100**	100	Distribution of non-ionic surfactants and esters
Kolb France SARL †	France	France	**100**	100	Distribution of non-ionic surfactants and esters
Dr. W. Kolb Deutschland GmbH †	Germany	Germany	**100**	100	Distribution of non-ionic surfactants and esters
Kolb Italia Srl †	Italy	Italy	**100**	100	Dormant
Kolb Asia Pte Ltd †	Singapore	Singapore	**-**	100	Liquidated
GLOVE PRODUCTS					
Masif Latex Products Sdn Bhd †	Malaysia	Malaysia	**100**	100	Manufacturing of household latex gloves
KL-Kepong Rubber Products Sdn Bhd †	Malaysia	Malaysia	**100**	100	Dormant
PARQUET FLOORING					
B.K.B. Hevea Products Sdn Bhd †	Malaysia	Malaysia	**100**	100	Manufacturing of parquet flooring products
B.K.B. Europa SARL †† (In Members' Voluntary Liquidation)	France	France	**100**	100	Dormant
B.K.B. Flooring Sdn Bhd †	Malaysia	Malaysia	**100**	100	Dormant

Subsidiaries	Country Of Incorporation	Principal Country Of Operation	Group's Percentage Interest 2013	2012	Principal Activities
MANUFACTURING					
SOAP					
KLK Overseas Investments Ltd ††	British Virgin Islands	British Virgin Islands	**100**	100	Investment holding
Standard Soap Company Ltd †	England	England	**100**	100	Dormant
NUTRACEUTICAL, COSMETOCEUTICAL & PHARMACEUTICAL PRODUCTS					
Davos Life Science Pte Ltd †	Singapore	Singapore	**100**	100	Sales of pharmaceutical and bio-pharmaceutical intermediates and fine chemicals and investment holding
Biogene Life Science Pte Ltd †	Singapore	Singapore	**100**	100	Research collaboration and investment holding
Centros Life Science Pte Ltd †	Singapore	Singapore	**100**	100	Sales of pharmaceutical and bio-pharmaceutical intermediates and fine chemicals
Davos Life Science Marketing Pte Ltd †^	Singapore	Singapore	-	100	Sales and marketing
Helix Life Science Pte Ltd †^	Singapore	Singapore	-	100	Research and experimental development on plant micronutrients
STORAGE & DISTRIBUTION					
Stolthaven (Westport) Sdn Bhd	Malaysia	Malaysia	**51**	51	Storing and distribution of bulk liquid
PROPERTIES					
Austerfield Corporation Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
Betatechnic Sdn Bhd	Malaysia	Malaysia	**100**	100	Property development
Brecon Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Dormant
Colville Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Property development
KL-K Holiday Bungalows Sdn Bhd	Malaysia	Malaysia	**100**	100	Operating holiday bungalows
KL-Kepong Complex Sdn Bhd	Malaysia	Malaysia	**100**	100	Property development
KL-Kepong Country Homes Sdn Bhd	Malaysia	Malaysia	**100**	100	Property development
KL-Kepong Property Development Sdn Bhd	Malaysia	Malaysia	**100**	100	Property development
KL-Kepong Property Management Sdn Bhd	Malaysia	Malaysia	**100**	100	Property management
KL-Kepong Property Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
Kompleks Tanjong Malim Sdn Bhd	Malaysia	Malaysia	**80**	80	Property development
Palermo Corporation Sdn Bhd	Malaysia	Malaysia	**100**	100	Property development
Selasih Ikhtisas Sdn Bhd	Malaysia	Malaysia	**100**	-	Property development
INVESTMENT HOLDING					
Ablington Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
Draw Fields Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
KL-Kepong Equity Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
Ortona Enterprise Sdn Bhd	Malaysia	Malaysia	**100**	100	Money lending
Quarry Lane Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
Richinstock Sawmill Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
KL-Kepong International Ltd ††	Cayman Islands	Cayman Islands	**100**	100	Investment holding
KLKI Holdings Ltd †	England	England	**100**	100	Investment holding

Subsidiaries	Country Of Incorporation	Principal Country Of Operation	Group's Percentage Interest 2013	2012	Principal Activities
INVESTMENT HOLDING					
Kuala Lumpur-Kepong Investments Ltd †	England	Malaysia	**100**	100	Investment holding
Kersten Holdings Ltd ††	British Virgin Islands	British Virgin Islands	**100**	100	Investment holding
OTHERS					
Somerset Cuisine Ltd †	England	England	**100**	100	Manufacturing of jams
KLK Farms Pty Ltd #	Australia	Australia	**100**	100	Cereal and sheep farming
KLK Assurance (Labuan) Ltd †	Malaysia	Malaysia	**100**	100	Offshore captive insurance
KLK Capital Resources (L) Ltd	Malaysia	Malaysia	**100**	100	Raise financing by issuance of bonds
KLK Global Resourcing Sdn Bhd	Malaysia	Malaysia	**100**	100	Dormant

† Companies not audited by KPMG

Companies audited by overseas firms of KPMG International

†† These companies are not required to be audited in the country of incorporation. The results of these companies are consolidated based on the unaudited financial statements.

^ Merged with Davos Life Science Pte Ltd

The Company has undertaken to provide financial support to certain subsidiaries to enable them to continue to operate as going concerns.

Associates	Country of Incorporation	Group's Percentage Interest 2013	2012	Principal Activities
Applied Agricultural Resources Sdn Bhd	Malaysia	**50.0**	50.0	Agronomic service and research
Beijing King Voray Edible Oil Co Ltd	People's Republic of China	**13.8**	13.8	Dormant
Kumpulan Sierramas (M) Sdn Bhd	Malaysia	**50.0**	50.0	Property development
Malaysia Pakistan Venture Sdn Bhd	Malaysia	**37.5**	37.5	Investment holding
MAPAK Edible Oils (Private) Ltd	Pakistan	**30.0**	30.0	Manufacturing and marketing of palm and other soft oils
MEO Trading Sdn Bhd	Malaysia	**30.0**	30.0	Trading in commodities
Pearl River Tyre (Holdings) Ltd	British Virgin Islands	**-***	30.5	Investment holding and manufacturing of tyres
Phytopharma Co Ltd	Japan	**22.8**	22.8	Import, export and distribution of herbal medicine and raw materials thereof, raw materials of pharmaceutical products and cosmetic products
Rainbow State Ltd	British Virgin Islands	**25.0**	25.0	Owning and operating of aircraft

* During the year, the Group disposed off 16.2% in the equity of Pearl River Tyre (Holdings) Ltd ("PRT") and the Group's equity in PRT reduced to 14.3%. Accordingly, PRT ceased to be an associate of the Group and the Group's shareholding in PRT has henceforth been classified as an available-for-sale investment.

(b) Acquisition of subsidiaries

(i) On 21 December 2012, KLK Overseas Investments Ltd, a wholly-owned subsidiary, had completed the acquisition of 51% equity interest in Collingwood Plantations Pte Ltd and its subsidiary, Ang Agro Forest Management Ltd, for a purchase consideration of RM10,951,000.

The recognised amounts of assets acquired and liabilities assumed at the date of acquisition were:

	Pre-Acquisition Carrying Amount RM'000	Fair Value Adjustments RM'000	Recognised Value on Acquisition RM'000
Property, plant and equipment	1,511	5,524	7,035
Prepaid lease payments	-	19,760	19,760
Trade and other receivables	6,104	-	6,104
Cash and bank balances	332	-	332
Trade and other payables	(11,170)	-	(11,170)
Deferred tax liabilities	-	(7,585)	(7,585)
Net identifiable assets and liabilities	(3,223)	17,699	14,476
Non-controlling interests			(7,152)
			7,324
Goodwill on consolidation			3,627
Purchase price satisfied by cash			10,951
Less: Cash and cash equivalents of subsidiaries acquired			(332)
Cash outflow on acquisition of subsidiaries			10,619

In the 9 months to 30 September 2013, the subsidiaries contributed revenue of RM2,000 and profit after tax expense of RM65,000.

If the acquisition had occurred on 1 October 2012, the Group's revenue and profit for the year would have been RM9,147,325,000 and RM967,898,000 respectively.

(ii) On 17 December 2012, KL-Kepong Property Holdings Sdn Bhd, a wholly-owned subsidiary of the Company, acquired a shelf company, namely Selasih Ikhtisas Sdn Bhd, which has an issued and paid-up capital of RM2.

(c) Incorporation of subsidiaries

Subsidiaries incorporated during the financial year were:

	Effective Group's Percentage Interest
KLK Agro Plantations Pte Ltd	100
Taiko Cambodia Rubber Pte Ltd	100
Kubahi Marine Services Ltd	51
Astra-KLK Pte Ltd	51

(d) Disposal of a subsidiary

On 20 March 2012, the Company together with its wholly-owned subsidiary, KLK Overseas Investments Ltd, entered into an unconditional share sale and purchase agreement to dispose off the entire global Crabtree & Evelyn Business ("C&E Business"), which was the Retailing segment of the Group, via the sale of 100% equity interest in CE Holdings Ltd ("CEH").

The disposal of the C&E Business, which was completed on 17 July 2012, allowed the Company to exit from a non-core business and would enable the Company and its management to focus and harness the potential of its core plantations and oleochemical businesses where the returns are significantly higher.

The effect of disposal of CEH on the financial position of the Group is summarised below:

	RM'000
Property, plant and equipment	92,987
Intangible assets	6,688
Goodwill on consolidation	1,704
Deferred tax assets	1,375
Inventories	196,131
Trade receivables	32,152
Other receivables	27,666
Cash and cash equivalents	63,300
Trade payables	(17,142)
Other payables	(29,424)
Borrowings	(27,463)
Tax payables	(3,970)
	344,004
Surplus on disposal of shares in a subsidiary	135,664
Exchange translation difference	(8,036)
Total sale consideration	471,632
Less: Cash and cash equivalents of a subsidiary disposed	(57,129)
Cash inflow on disposal of a subsidiary	414,503

42. SEGMENT INFORMATION – GROUP

The Group has 5 reportable segments which are the Group's strategic business units. The strategic business units offer different products and are managed separately as they require different technology and marketing strategies. The Group's Chief Executive Officer reviews internal management reports of each of the strategic business units on a monthly basis.

The reportable segments are summarised below:

Plantation	Cultivation and processing of palm and rubber products and refining of palm products
Manufacturing	Manufacturing of oleochemicals, soap noodles, industrial amides, fatty amines, cationic surfactants, rubber gloves, parquet flooring products, pharmaceutical products, non-ionic surfactants and esters, biofuel and storing and distribution of bulk liquid
Retailing	Retailing and distribution of toiletries
Property development	Development of residential and commercial properties
Investment holding	Deposits, fixed income trust funds, investment in quoted and unquoted corporations and freehold investment properties
Others	Cereal and sheep farming, management services, money lending and raise financing by issuance of bonds

In the previous financial year, the Group had disposed off its retaling segment.

The accounting policies of the reportable segments are the same as described in note 3.25.

Inter-segment pricing is determined based on negotiated terms in a manner similar to transactions with third parties.

Performance is measured based on segment profit before tax as included in the internal management reports that are reviewed by the Group's Chief Executive Officer. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate with these industries.

Segment assets exclude tax assets.

Segment liabilities exclude tax liabilities.

(a) Business segment

	Plantation RM'000	Manufacturing RM'000	Retailing (discontinued) RM'000	Property Development RM'000	Investment Holding RM'000	Others RM'000	Elimination RM'000	Consolidated RM'000
2013								
Revenue								
Sale to external customers	4,130,774	4,696,734	-	208,589	79,750	31,478	-	9,147,325
Inter-segment sales	148,169	793	-	-	9,527	24,336	(182,825)	-
Total revenue	4,278,943	4,697,527	-	208,589	89,277	55,814	(182,825)	9,147,325
Results								
Operating results	780,493	329,275	-	80,807	59,117	(9,065)	-	1,240,627
Interest income	671	2,860	-	125	34,632	602	(9,527)	29,363
Finance costs	(328)	(12,220)	-	-	(69,909)	(7,972)	9,527	(80,902)
Share of profits of equity accounted investees, net of tax	10,315	422	-	2,695	-	-	-	13,432
Segment results	791,151	320,337	-	83,627	23,840	(16,435)	-	1,202,520
Corporate expense								(2,753)
Profit before taxation								1,199,767
Tax expense								(232,797)
Profit for the year								966,970
Assets								
Operating assets	4,504,475	4,608,267	-	399,715	1,676,292	291,180	-	11,479,929
Associates	73,559	4,169	-	21,085	-	13,664	-	112,477
Segment assets	4,578,034	4,612,436	-	420,800	1,676,292	304,844	-	11,592,406
Unallocated assets								155,500
Total assets								11,747,906
Liabilities								
Segment liabilities	412,018	1,163,627	-	28,542	1,906,652	4,610	-	3,515,449
Unallocated liabilities								279,217
Total liabilities								3,794,666
Other information								
Depreciation of property, plant and equipment	116,457	115,591	-	365	-	5,401	-	237,814
Amortisation of leasehold land	2,730	261	-	-	-	23	-	3,014
Amortisation of prepaid lease payments	3,781	740	-	-	-	-	-	4,521
Amortisation of biological assets	38,097	-	-	-	-	-	-	38,097
Non-cash expenses								
Property, plant and equipment written off	319	610	-	-	-	-	-	929
Retirement benefits provision	16,442	12,614	-	-	-	-	-	29,056
Amortisation of intangible assets	-	3,410	-	-	-	-	-	3,410
Impairment loss								
- property, plant and equipment	840	5,663	-	-	-	-	-	6,503
- goodwill	-	177	-	-	-	-	-	177
- intangible assets	-	442	-	-	-	-	-	442
Reversal of impairment of property, plant and equipment	-	(1,813)	-	-	-	-	-	(1,813)
Write back of retirement benefits provision	-	(13,773)	-	-	-	-	-	(13,773)

	Plantation RM'000	Manufacturing RM'000	Retailing (discontinued) RM'000	Property Development RM'000	Investment Holding RM'000	Others RM'000	Elimination RM'000	Consolidated RM'000
2012								
Revenue								
Sale to external customers	4,746,459	5,057,812	502,777	172,516	62,922	27,702	-	10,570,188
Inter-segment sales	305,901	2,229	-	-	26,113	26,379	(360,622)	-
Total revenue	5,052,360	5,060,041	502,777	172,516	89,035	54,081	(360,622)	10,570,188
Results								
Operating results	1,178,844	187,736	27,744	36,879	35,127	4,404	-	1,470,734
Interest income	132	3,277	162	462	30,574	920	(8,085)	27,442
Finance costs	(390)	(24,387)	(2,759)	-	(45,382)	(1,392)	8,085	(66,225)
Share of profits of equity accounted investees, net of tax	7,760	134	-	2,673	-	-	-	10,567
Segment results	1,186,346	166,760	25,147	40,014	20,319	3,932	-	1,442,518
Corporate income								117,918
Profit before taxation								1,560,436
Tax expense								(300,347)
Profit for the year								1,260,089
Assets								
Operating assets	4,456,673	4,060,434	-	350,015	2,153,673	175,003	-	11,195,798
Associates	59,143	3,614	-	18,390	-	12,862	-	94,009
Segment assets	4,515,816	4,064,048	-	368,405	2,153,673	187,865	-	11,289,807
Unallocated assets								93,335
Total assets								11,383,142
Liabilities								
Segment liabilities	533,586	1,153,486	-	22,807	1,886,768	2,571	-	3,599,218
Unallocated liabilities								276,336
Total liabilities								3,875,554
Other information								
Depreciation of property, plant and equipment	105,152	109,408	7,752	201	-	1,604	-	224,117
Amortisation of leasehold land	2,729	260	-	-	-	24	-	3,013
Amortisation of prepaid lease payments	3,735	767	-	-	-	-	-	4,502
Amortisation of biological assets	34,751	-	-	-	-	-	-	34,751
Non-cash expenses								
Property, plant and equipment written off	34	3,063	-	-	-	-	-	3,097
Retirement benefits provision	13,726	14,232	-	-	-	-	-	27,958
Amortisation of intangible assets	-	3,425	677	-	-	-	-	4,102
Impairment of property, plant and equipment	4,374	6,799	-	-	-	-	-	11,173

Additions to non-current assets, other than financial instruments and deferred tax assets, are as follows:

	Plantation RM'000	Manufacturing RM'000	Retailing (discontinued) RM'000	Property Development RM'000	Investment Holding RM'000	Others RM'000	Total RM'000
2013							
Capital expenditure	**410,101**	**452,596**	**-**	**2,122**	**7**	**123,211**	**988,037**
Land held for property development	**-**	**-**	**-**	**4,370**	**-**	**-**	**4,370**
Goodwill on consolidation	**3,627**	**-**	**-**	**-**	**-**	**-**	**3,627**
Intangible assets	**-**	**781**	**-**	**-**	**-**	**-**	**781**
	413,728	**453,377**	**-**	**6,492**	**7**	**123,211**	**996,815**
2012							
Capital expenditure	447,119	314,405	15,073	42	12	90,138	866,789
Land held for property development	-	-	-	7,900	-	-	7,900
Intangible assets	-	137	-	-	-	-	137
	447,119	314,542	15,073	7,942	12	90,138	874,826

(b) Geographical segments

In presenting information on the basis of geographical segments, segment revenue is based on geographical location of customers. Segment assets are based on the geographical location of the assets. The amounts of non-current assets do not include financial instruments (including investment in associates) and deferred tax assets.

(i) Revenue from external customers by geographical location of customers

	2013 RM'000	2012 RM'000
Malaysia	**2,180,814**	2,192,381
Far East	**1,374,649**	2,081,043
Middle East	**188,014**	168,640
South East Asia	**2,003,975**	2,321,182
Southern Asia	**576,625**	641,449
Europe	**2,108,478**	2,215,939
North America	**292,947**	549,321
South America	**48,335**	45,081
Australia	**59,089**	96,087
Africa	**66,038**	80,409
Others	**248,361**	178,656
	9,147,325	10,570,188

(ii) Non-current assets other than financial instruments and deferred tax assets and additions to capital expenditure by geographical location of assets

	Non-current Assets		Additions to Capital Expenditure	
	2013 RM'000	2012 RM'000	2013 RM'000	2012 RM'000
Malaysia	**3,367,533**	3,223,464	**290,611**	242,281
Indonesia	**1,702,810**	1,587,120	**386,420**	398,342
Australia	**214,845**	101,146	**123,086**	93,156
People's Republic of China	**231,935**	199,336	**35,491**	11,540
Europe	**781,419**	610,052	**146,260**	111,684
America	**-**	-	**-**	5,797
Others	**65,031**	29,355	**6,169**	3,989
	6,363,573	5,750,473	**988,037**	866,789

(c) There is no single customer with revenue equal or more than 10% of the Group revenue.

43. FINANCIAL INSTRUMENTS

(a) Categories of financial instruments

Financial instruments of the Group and the Company are categorised as follows:

(i) Loans and receivables ("L&R");
(ii) Fair value through profit or loss ("FVTPL");
(iii) Available-for-sale financial assets ("AFS"); and
(iv) Financial liabilities measured at amortised cost ("FL").

	Carrying Amounts RM'000	L&R RM'000	FVTPL RM'000	AFS RM'000	FL RM'000
Group					
2013					
Financial assets					
Available-for-sale investments	**889,422**	**-**	**-**	**889,422**	**-**
Trade receivables	**867,081**	**867,081**	**-**	**-**	**-**
Other receivables, net of prepayments	**400,825**	**400,825**	**-**	**-**	**-**
Derivative financial assets	**14,158**	**-**	**14,158**	**-**	**-**
Short term funds	**796,558**	**-**	**796,558**	**-**	**-**
Cash, deposits and bank balances	**960,376**	**960,376**	**-**	**-**	**-**
	3,928,420	**2,228,282**	**810,716**	**889,422**	**-**
Financial liabilities					
Borrowings	**2,335,352**	**-**	**-**	**-**	**2,335,352**
Trade payables	**362,701**	**-**	**-**	**-**	**362,701**
Other payables	**459,425**	**-**	**-**	**-**	**459,425**
Derivative financial liabilities	**19,774**	**-**	**19,774**	**-**	**-**
	3,177,252	**-**	**19,774**	**-**	**3,157,478**
2012					
Financial assets					
Available-for-sale investments	586,340	-	-	586,340	-
Trade receivables	814,464	814,464	-	-	-
Other receivables, net of prepayments	328,238	328,238	-	-	-
Derivative financial assets	55,130	-	55,130	-	-
Short term funds	1,289,794	-	1,289,794	-	-
Cash, deposits and bank balances	1,069,120	1,069,120	-	-	-
	4,143,086	2,211,822	1,344,924	586,340	-
Financial liabilities					
Borrowings	2,478,781	-	-	-	2,478,781
Trade payables	350,363	-	-	-	350,363
Other payables	490,820	-	-	-	490,820
Derivative financial liabilities	6,101	-	6,101	-	-
	3,326,065	-	6,101	-	3,319,964
Company					
2013					
Financial assets					
Available-for-sale investments	**319,178**	**-**	**-**	**319,178**	**-**
Trade receivables	**50,842**	**50,842**	**-**	**-**	**-**
Other receivables, net of prepayments	**17,992**	**17,992**	**-**	**-**	**-**
Amount owing by subsidiaries	**1,017,481**	**1,017,481**	**-**	**-**	**-**
Derivative financial assets	**254**	**-**	**254**	**-**	**-**
Short term funds	**401,298**	**-**	**401,298**	**-**	**-**
Cash, deposits and bank balances	**59,673**	**59,673**	**-**	**-**	**-**
	1,866,718	**1,145,988**	**401,552**	**319,178**	**-**
Financial liabilities					
Borrowings	**1,600,000**	**-**	**-**	**-**	**1,600,000**
Trade payables	**5,169**	**-**	**-**	**-**	**5,169**
Other payables	**82,482**	**-**	**-**	**-**	**82,482**
Amount owing to subsidiaries	**418,120**	**-**	**-**	**-**	**418,120**
Derivative financial liabilities	**541**	**-**	**541**	**-**	**-**
	2,106,312	**-**	**541**	**-**	**2,105,771**

	Carrying Amounts RM'000	L&R RM'000	FVTPL RM'000	AFS RM'000	FL RM'000
Company					
2012					
Financial assets					
Available-for-sale investments	208,348	-	-	208,348	-
Trade receivables	36,904	36,904	-	-	-
Other receivables, net of prepayments	23,099	23,099	-	-	-
Amount owing by subsidiaries	882,185	882,185	-	-	-
Derivative financial assets	790	-	790	-	-
Short term funds	204,674	-	204,674	-	-
Cash, deposits and bank balances	277,717	277,717	-	-	-
	1,633,717	1,219,905	205,464	208,348	-
Financial liabilities					
Borrowings	1,600,000	-	-	-	1,600,000
Trade payables	6,001	-	-	-	6,001
Other payables	88,143	-	-	-	88,143
Amount owing to subsidiaries	613,832	-	-	-	613,832
	2,307,976	-	-	-	2,307,976

(b) Net gains and losses arising from financial instruments

	Group		Company	
	2013 RM'000	2012 RM'000	**2013 RM'000**	2012 RM'000
Net (losses)/gains on:				
Financial instruments at fair value through profit or loss	**(6,350)**	48,963	**(287)**	790
Available-for-sale investments				
- recognised in other comprehensive income	**292,192**	33,112	**110,830**	4,810
- reclassified from equity to profit or loss	**2,137**	5,017	**-**	-
	294,329	38,129	**110,830**	4,810
Loans and receivables	**27,917**	58,116	**-**	-
Financial liabilities measured at amortised cost	**(91,976)**	(49,590)	**-**	-
	223,920	95,618	**110,543**	5,600

(c) Financial risk management

The Group had exposure to the following risks from the use of financial instruments:

- Credit risk
- Liquidity risk
- Market risk

(d) Credit risk

Credit risk is the risk of a financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Group's exposure to credit risk arises principally from its receivables from customers and investment securities and derivative assets used for hedging. The Company's exposure to credit risk arises principally from loans and advances to subsidiaries and financial guarantees given to banks for credit facilities granted to subsidiaries.

(i) Receivables

Risk management objectives, policies and processes for managing the risk

Management has a credit policy in place and exposure to credit risk is monitored on an on-going basis. Credit worthiness review is regularly performed for new customers and existing customers who trade on credit, to mitigate exposure on credit risk. Where appropriate, the Group requires its customers to provide collateral before approvals are given to trade on credit.

Exposure to credit risk, credit quality and collateral

As at the end of the reporting period, the maximum exposure to credit risk arising from receivables is represented by the carrying amounts in the statement of financial position.

Management has taken reasonable steps to ensure that receivables that are neither past due nor impaired are stated at their realisable values. A significant portion of these receivables are regular customers that have been transacting with the Group. The Group uses ageing analysis to monitor the credit quality of the receivables. Any receivables having significant balances past due the agreed credit periods, which are deemed to have higher credit risk, are monitored individually.

None of the receivables are secured by financial guarantees given by banks, shareholders or directors of the customers.

The exposure of credit risk for trade receivables as at end of the reporting period by business segment was:

	Group		**Company**	
	2013 RM'000	2012 RM'000	**2013 RM'000**	2012 RM'000
Plantation	**214,166**	205,056	**50,842**	36,904
Manufacturing	**615,531**	575,489	**-**	-
Property development	**34,350**	32,091	**-**	-
Others	**3,034**	1,828	**-**	-
	867,081	814,464	**50,842**	36,904

(ii) Investments and other financial assets

Risk management objectives, policies and processes for managing the risk

Investments are allowed only in liquid securities and only with counterparties that have a credit rating equal to or better than the Group. Transactions involving derivative financial instruments are with approved financial institutions.

Exposure to credit risk, credit quality and collateral

As at the end of the reporting period, the Group invested in both domestic and overseas securities. The maximum exposure to credit risk is represented by the carrying amounts in the statement of financial position.

In view of the sound credit rating of counterparties, management does not expect any counterparty to fail to meet its obligations.

The investments and other financial assets are unsecured.

(iii) Financial guarantees

Risk management objectives, policies and processes for managing the risk

The Company provides unsecured financial guarantees to banks in respect of banking facilities granted to certain subsidiaries. The Company monitors on an ongoing basis the results of the subsidiaries and repayments made by the subsidiaries.

Exposure to credit risk, credit quality and collateral

As at end of the reporting period, there was no indication that any subsidiary would default on repayment.

The financial guarantees have not been recognised since the fair value on initial recognition was not material.

(iv) Inter-company balances

Risk management objectives, policies and processes for managing the risk

The Company provides unsecured loans and advances to subsidiaries. The Company monitors the results of the subsidiaries regularly.

Exposure to credit risk, credit quality and collateral

As at the end of the reporting period, the maximum exposure to credit risk is represented by their carrying amounts in the statement of financial position.

(e) Liquidity risk
Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group's exposure to liquidity risk arises principally from its various payables, loans and borrowings.

The Group maintains sufficient levels of cash or cash equivalents and adequate amounts of credit facilities to meet its working capital requirements. In addition, the Group strives to maintain flexibility in funding by keeping its credit lines available at a reasonable level. As far as possible, the Group raises funding from financial institutions and prudently balances its portfolio with some short and long term funding so as to achieve overall cost effectiveness.

The table below summarises the maturity profile of the Group's and the Company's financial liabilities as at end of the reporting period based on undiscounted contractual payments:

	Carrying Amounts RM'000	Contractual/ Interest Rate	Contractual Cash Flows RM'000	Less than 1 year RM'000	1 - 2 years RM'000	2 - 5 years RM'000	More than 5 years RM'000
Group							
2013							
Borrowings	**2,335,352**	**0.86% to 6.60%**	**2,749,280**	**841,459**	**159,408**	**591,262**	**1,157,151**
Trade payables	**362,701**	-	**362,701**	**362,701**	-	-	-
Other payables	**459,425**	-	**459,425**	**459,425**	-	-	-
Derivative financial liabilities	**19,774**	-	**19,774**	**19,774**	-	-	-
	3,177,252		**3,591,180**	**1,683,359**	**159,408**	**591,262**	**1,157,151**
2012							
Borrowings	2,478,781	0.79% to 7.63%	2,966,036	766,646	385,558	613,832	1,200,000
Trade payables	350,363	-	350,363	342,181	8,182	-	-
Other payables	490,820	-	490,820	489,555	1,265	-	-
Derivative financial liabilities	6,101	-	6,101	6,101	-	-	-
	3,326,065		3,813,320	1,604,483	395,005	613,832	1,200,000
Company							
2013							
Borrowings	**1,600,000**	**3.88% to 4.65%**	**1,998,008**	**357,258**	**51,640**	**431,959**	**1,157,151**
Trade payables	**5,169**	-	**5,169**	**5,169**	-	-	-
Other payables	**82,482**	-	**82,482**	**82,482**	-	-	-
Derivative financial liabilities	**541**	-	**541**	**541**	-	-	-
Amount owing to subsidiaries	**418,120**	-	**418,120**	**418,120**	-	-	-
	2,106,312		**2,504,320**	**863,570**	**51,640**	**431,959**	**1,157,151**
2012							
Borrowings	1,600,000	3.88% to 4.65%	2,073,095	65,590	358,405	449,100	1,200,000
Trade payables	6,001	-	6,001	6,001	-	-	-
Other payables	88,143	-	88,143	88,143	-	-	-
Amount owing to subsidiaries	613,832	-	613,832	613,832	-	-	-
	2,307,976		2,781,071	773,566	358,405	449,100	1,200,000

(f) Market risk
Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and other prices will affect the Group's financial position or cash flows.

(i) Foreign currency risk
The Group is exposed to foreign currency risk on sales, purchases, inter-company advances and borrowings that are denominated in a currency other than the respective functional currencies of Group entities. The currencies giving rise to this risk are primarily United States Dollar ("USD"), Pound Sterling ("GBP"), Euro, Hong Kong Dollar ("HKD"), Australian Dollar ("AUD"), Singapore Dollar ("SGD") and Papua New Guinean Kina ("PGK").

Risk management objectives, policies and processes for managing the risk
Foreign currencies exposures of the Group are hedged through forward exchange contracts. Most of the forward exchange contracts have maturities of less than one year after the end of the reporting period. Where necessary, the forward exchange contracts are rolled over at maturity.

Exposure to foreign currency risk
The Group's significant exposure to foreign currency (a currency which is other than the functional currency of the Group entities) risk, based on carrying amounts as at end of the reporting period was:

	Denominated in foreign currencies					
	USD	**GBP**	**Euro**	**AUD**	**SGD**	**HKD**
Group	**RM'000**	**RM'000**	**RM'000**	**RM'000**	**RM'000**	**RM'000**
2013						
Trade and other receivables	**360,440**	**13,390**	**235,406**	**-**	**7**	**28,364**
Cash and cash equivalents	**46,081**	**23,059**	**19,462**	**45,695**	**31,571**	**1**
Borrowings	**(196,493)**	**(142,487)**	**(17,622)**	**-**	**-**	**-**
Trade and other payables	**(43,421)**	**(577)**	**(108,186)**	**(62)**	**(75)**	**-**
Forward exchange contracts	**(13,459)**	**-**	**(2,751)**	**-**	**-**	**-**
Exposure in the statement of financial position	**153,148**	**(106,615)**	**126,309**	**45,633**	**31,503**	**28,365**
2012						
Trade and other receivables	371,417	14,908	151,393	-	122	-
Cash and cash equivalents	297,220	11,612	25,661	45	33,440	1
Borrowings	(210,014)	(133,329)	(7,857)	-	-	-
Trade and other payables	(39,986)	(606)	(80,571)	-	(52)	-
Forward exchange contracts	13,749	3	(527)	-	-	-
Exposure in the statement of financial position	432,386	(107,412)	88,099	45	33,510	1

	Denominated in foreign currencies					
	USD	**GBP**	**Euro**	**AUD**	**SGD**	**PGK**
Company	**RM'000**	**RM'000**	**RM'000**	**RM'000**	**RM'000**	**RM'000**
2013						
Trade and other receivables	**32,174**	**3,214**	**-**	**-**	**-**	**-**
Cash and cash equivalents	**10,268**	**4,451**	**37**	**41**	**26,147**	**-**
Amount owing by subsidiaries	**14,217**	**103,518**	**220,674**	**223,085**	**1,547**	**13,951**
Forward exchange contracts	**(287)**	**-**	**-**	**-**	**-**	**-**
Exposure in the statement of financial position	**56,372**	**111,183**	**220,711**	**223,126**	**27,694**	**13,951**
2012						
Trade and other receivables	5,536	2,756	-	-	-	-
Cash and cash equivalents	228,510	2,897	40	-	24,946	-
Amount owing by subsidiaries	14,734	94,662	70,779	114,805	-	-
Forward exchange contracts	790	-	-	-	-	-
Exposure in the statement of financial position	249,570	100,315	70,819	114,805	24,946	-

Currency risk sensitivity analysis
The sensitivities of the Group's profit after tax and equity to the possible change in the following foreign currencies against the respective functional currencies of the Group entities are shown below. This analysis assumes that all other variables, in particular interest rates, remained constant and ignores any impact of forecasted sales and purchases.

A 5% strengthening of the functional currencies of the Group entities against the foreign currencies at the end of the reporting period would have increased/(decreased) post-tax profit and equity by the amounts shown below:

	2013		2012	
	Profit/(Loss) RM'000	**Equity RM'000**	Profit/(Loss) RM'000	Equity RM'000
Group				
Functional currency/Foreign currency				
RM/GBP	**(383)**	**(15,941)**	(398)	(10,399)
RM/Euro	**5,425**	**-**	7,835	-
RM/USD	**20,723**	**-**	2,451	-
RM/SGD	**(1,365)**	**(626)**	(2,495)	(443)
CHF/Euro	**(4,667)**	**-**	(4,708)	-
Rmb/USD	**1,425**	**-**	2,582	-
Euro/USD	**(2,718)**	**-**	(3,828)	-
Rp/USD	**6,027**	**-**	8,325	-
USD/GBP	**5,699**	**(25,582)**	6,162	(16,693)
USD/AUD	**(2,177)**	**-**	-	-
USD/HKD	**(1,343)**	**-**	-	-

	2013		2012	
	Profit/(Loss) RM'000	**Equity RM'000**	Profit/(Loss) RM'000	Equity RM'000
Company				
Functional currency/Foreign currency				
RM/GBP	**(5,463)**	**(15,941)**	(4,945)	(10,399)
RM/Euro	**(11,035)**	**-**	(3,540)	-
RM/USD	**(2,126)**	**-**	(8,379)	-
RM/SGD	**(1,058)**	**-**	(935)	-
RM/AUD	**(11,156)**	**-**	(5,740)	-

A 5% weakening of the functional currencies of the Group entities against the foreign currencies at the end of the reporting period would have equal but opposite effect on post-tax profit and equity.

(ii) Interest rate risk

The Group's fixed rate borrowings are exposed to a risk of change in their fair value due to changes in interest rates. The Group's floating rate borrowings are exposed to a risk of change in cash flows due to changes in interest rates. Short term funds, short term receivables and payables are not significantly exposed to interest rate risk.

Risk management objectives, policies and processes for managing the risk

The Group through its Treasury Committee reviews the funding requirements for its business operations and capital expenditures and adopts a policy to secure an appropriate mix of fixed and floating rate exposure suitable for the Group.

To achieve this objective, the Group has obtained the most competitive cost of capital through the issuance of Islamic Medium Term Notes, long term and short term borrowings and trade financing facilities.

Exposure in interest rate risk

The interest rate profile of the Group's and the Company's significant interest-bearing financial instruments, based on carrying amounts as at the end of the reporting period was:

	Group		Company	
	2013 RM'000	2012 RM'000	**2013 RM'000**	2012 RM'000
Fixed rate instruments				
Financial assets	**1,473,598**	2,178,035	**457,175**	477,842
Financial liabilities	**(1,934,386)**	(2,065,857)	**(1,600,000)**	(1,600,000)
	(460,788)	112,178	**(1,142,825)**	(1,122,158)
Floating rate instruments				
Financial assets	**73,219**	73,121	**-**	-
Financial liabilities	**(400,966)**	(412,924)	**-**	-
	(327,747)	(339,803)	**-**	-

Interest rate risk sensitivity analysis

Fair value sensitivity analysis for fixed rate instruments

The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss, and the Group does not designate derivatives as hedging instruments under a fair value hedge accounting model. Therefore, a change in interest rates at the end of the reporting period would not affect profit or loss.

Cash flow sensitivity analysis for floating rate instruments
A change of 50 basis points in interest rates at the end of the reporting period would have increased/(decreased) the equity and post-tax profit or loss by the amounts shown below. The analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	2013		2012	
	Profit/(Loss) RM'000	**Equity RM'000**	Profit/(Loss) RM'000	Equity RM'000
Group				
Floating rate instruments				
Increase by 50 basis points	**(1,547)**	-	(1,565)	-
Decrease by 50 basis points	**1,547**	-	1,565	-
Company				
Floating rate instruments				
Increase by 50 basis points	-	-	-	-
Decrease by 50 basis points	-	-	-	-

(iii) Other price risk
Equity price risk arises from the Group's investments in equity securities.

Risk management objectives, policies and processes for managing the risk
Management of the Group monitors the equity investments on a portfolio basis. Material investments within the portfolio are managed on an individual basis and all buy and sell decisions are approved by the Risk Management Committee of the Group.

Equity price risk sensitivity analysis
The analysis assumes that all other variables remain constant.

A 5% higher in equity prices at the end of the reporting period would have increased the Group's and the Company's equity by RM44,175,000 (2012: RM29,031,000) and RM15,941,000 (2012: RM10,399,000) respectively. A 5% lower in equity prices would have equal but opposite effect on equity.

(iv) Commodity price risk
The Group is exposed to price fluctuation risk on commodities mainly of palm oil and rubber.

Risk management objectives, policy and processes for managing the risk
The prices of these commodities are subject to fluctuations due to uncontrollable factors such as weather, global demand and global production of similar and competitive crops. The Group mitigates the risk to the price volatility through hedging in the futures market and where deemed prudent, the Group sells forward in the physical market.

Commodity price risk sensitivity analysis
A 5% increase/(decrease) of the commodities price at the end of the reporting period, with all other variables held constant, would have increased/(decreased) post-tax profit or loss and equity by the amounts shown below:

	2013		2012	
	Profit/(Loss) RM'000	**Equity RM'000**	Profit/(Loss) RM'000	Equity RM'000
Group				
5% increase in commodities prices	**(16,046)**	-	(4,651)	-
5% decrease in commodities prices	**16,046**	-	4,651	-
Company				
5% increase in commodities prices	-	-	-	-
5% decrease in commodities prices	-	-	-	-

(g) Fair value of financial instruments

The carrying amounts of cash and cash equivalents, short term receivables and payables and short term borrowings approximate fair values due to the relatively short term nature of these financial instruments.

It was not practicable to estimate the fair value of the Group's investment in unquoted shares due to the lack of comparable quoted market prices and the inability to estimate fair value without incurring excessive costs.

The fair values of other financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	2013		2012	
	Carrying Amounts RM'000	**Fair Value RM'000**	Carrying Amounts RM'000	Fair Value RM'000
Group				
Quoted shares	**888,562**	**888,562**	585,481	585,481
Short term funds	**796,558**	**796,558**	1,289,794	1,289,794
Derivative financial instruments				
Forward foreign exchange contracts	**(16,198)**	**(16,198)**	13,262	13,262
Commodities future contracts	**4,556**	**4,556**	35,767	35,767
Put option to sell shares in an available-for-sale investment	**6,026**	**6,026**	-	-
Borrowings	**(2,335,352)**	**(2,335,352)**	(2,478,781)	(2,478,781)
Company				
Quoted shares	**318,819**	**318,819**	207,989	207,989
Short term funds	**401,298**	**401,298**	204,674	204,674
Amount owing by subsidiaries	**1,017,481**	**1,017,481**	882,185	882,185
Derivative financial instruments				
Forward foreign exchange contracts	**(287)**	**(287)**	790	790
Borrowings	**(1,600,000)**	**(1,600,000)**	(1,600,000)	(1,600,000)
Amount owing to subsidiaries	**(418,120)**	**(418,120)**	(613,832)	(613,832)

The following summarises the methods used in determining the fair value of financial instruments reflected in the above table.

Investments in quoted shares

The fair value of investments that are quoted in an active market are determined by reference to their quoted closing bid price at the end of the reporting period.

Derivatives

The fair value of forward foreign exchange contracts, commodities future contracts and put option is based on their quoted price.

Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the end of the reporting period. The interest rates used by the Group and the Company to discount estimated cash flows to determine the fair value of borrowings were 0.86% to 6.60% (2012: 0.79% to 7.63%) and 3.88% to 4.65% (2012: 3.88% to 4.65%) respectively.

(h) Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
Level 3 - Inputs for the asset or liability that are not based on observable market data (unobservable) inputs

	Level 1 RM'000	Level 2 RM'000	Level 3 RM'000	Total RM'000
Group				
2013				
Quoted shares	**888,562**	**-**	**-**	**888,562**
Short term funds	**-**	**796,558**	**-**	**796,558**
Derivative financial instruments				
Forward foreign exchange contracts	**-**	**(16,198)**	**-**	**(16,198)**
Commodities future contracts	**4,556**	**-**	**-**	**4,556**
Put option to sell shares in an available-for-sale investment	**-**	**6,026**	**-**	**6,026**
	893,118	**786,386**	**-**	**1,679,504**
2012				
Quoted shares	585,481	-	-	585,481
Short term funds	-	1,289,794	-	1,289,794
Derivative financial instruments				
Forward foreign exchange contracts	-	13,262	-	13,262
Commodities future contracts	35,767	-	-	35,767
	621,248	1,303,056	-	1,924,304
Company				
2013				
Quoted shares	**318,819**	**-**	**-**	**318,819**
Short term funds	**-**	**401,298**	**-**	**401,298**
Derivative financial instruments				
Forward foreign exchange contracts	**-**	**(287)**	**-**	**(287)**
	318,819	**401,011**	**-**	**719,830**
2012				
Quoted shares	207,989	-	-	207,989
Short term funds	-	204,674	-	204,674
Derivative financial instruments				
Forward foreign exchange contracts	-	790	-	790
	207,989	205,464	-	413,453

44. CAPITAL MANAGEMENT

The Group's objectives when managing capital is to maintain a strong capital base and safeguard the Group's ability to continue as a going concern, so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Directors monitor and are determined to maintain an optimal debt-to-equity ratio that complies with debt covenants and regulatory requirements.

The net debt-to-equity ratios at end of the reporting period were:

	Group	
	2013 RM'000	2012 RM'000
Total borrowings (Note 34)	**2,335,352**	2,478,781
Less: Cash and cash equivalents (Note 29)	**(1,756,934)**	(2,358,914)
Net debt	**578,418**	119,867
Total equity attributable to equity holders of the Company	**7,533,780**	7,109,837
Net debt-to-equity ratio	**0.08**	0.02

There were no changes in the Group's approach to capital management during the year.

Under the requirement of Bursa Malaysia Practice Note No. 17/2005, the Company is required to maintain a consolidated shareholders' equity equal to or not less than the 25% of the issued and paid-up capital (excluding treasury shares) and such shareholders' equity is not less than RM40 million. The Company has complied with this requirement.

The Group is required to maintain the debt-to-equity ratio at not more than one time throughout the tenure of the Sukuk Ijarah Islamic Commercial Paper and Medium Term Notes Programmes (Note 34).

45. EVENTS SUBSEQUENT TO REPORTING DATE

(a) Syarikat Budibumi Sdn Bhd, a wholly-owned subsidiary of the Group which had become dormant following the completion of a Group internal restructuring exercise, will be dissolved on 1 January 2014 pursuant to Section 272(5) of the Companies Act, 1965 following the lodgement of the Return By Liquidator Relating to Final Meeting with the Companies Commission of Malaysia on 1 October 2013.

(b) Kolb Italia Srl, a wholly-owned subsidiary of the Group, will be wound up by way of a voluntary dissolution due to the weak paper chemical market outlook in Italy.

The aforesaid voluntary dissolution will not have any effect on the share capital and shareholding structure of the Company nor have any material operational and financial impact on the net assets, earnings and gearing of the Group for the financial year ending 30 September 2014.

(c) On 7 November 2013, the Company has entered into an agreement with Biopalm Energy Ltd ("BEL"), a Singapore incorporated company, for the sale and purchase of the following (hereinafter referred to as "the Proposed Acquisition"):

(i) 50.0% equity interest in Liberian Palm Developments Ltd ("LPD") equivalent to 500 ordinary shares of USD1 each for a purchase consideration of USD17,429,120;

(ii) 20.1% equity interest in Equatorial Palm Oil plc ("EPO") equivalent to 40,260,991 ordinary shares of 1 pence each for a purchase consideration of USD3,220,880; and

(iii) The assignment of BEL's loans to LPD totalling USD608,000.

LPD is a company incorporated in Mauritius and is engaged in the oil palm plantations business in Liberia West Africa through its subsidiaries which holds two 50-year concessions (with approximately 45 years remaining) awarded by the Government of Liberia to rehabilitate and develop oil palm plantations in Liberia totalling approximately 25,547 hectares of which 3,750 hectares have been planted to-date. A further 61,111 hectares are earmarked for future joint expansion with the local community.

EPO is a company listed on the Alternative Investment Market of the London Stock Exchange, and is engaged in the business of oil palm plantations in Liberia via its 50.0% equity interest in LPD.

The Proposed Acquisition was completed on 11 November 2013 and LPD is a subsidiary of the Group.

The analysis of the Proposed Acquisition is summarised as follows:

	RM'000
Property, plant and equipment	28,115
Leasehold land	72,446
Biological assets	41,664
Inventories	24,256
Trade and other receivables	30,844
Cash and cash equivalents	158
Deferred tax liabilities	(4,310)
Trade and other payables	(38,260)
Fair value of net identifiable assets of subsidiaries acquired	154,913
Non-controlling interests	(72,348)
	82,565
Negative goodwill on acquisition to be recognised in profit or loss	(15,948)
Total purchase price satisfied by cash	66,617
Less: Cash and cash equivalents of subsidiaries acquired	(158)
Cash outflow on acquisition of subsidiaries	66,459

On 26 November 2013, EPO had issued 153,817,648 new ordinary shares of 1 pence each ("the Subscription Shares") under its existing share capital authorities. The Company, being a significant shareholder of EPO, had (via its wholly-owned subsidiary, KL-Kepong International Ltd) subscribed for the Subscription Shares for a total consideration of £7.7 million (the "Subscription") in order to consolidate its control of both EPO and LPD.

Following the completion of the Proposed Acquisition and the Subscription:

(i) the Group holds 54.8% of EPO's enlarged issued share capital; and

(ii) the Group's effective interest in LPD is 77.4%.

The Proposed Acquisition and the Subscription will not have any effect on the share capital and shareholding structure of the Company's substantial shareholders nor have any material effect on the net assets, earnings and gearing of the Group for the financial year ending 30 September 2014.

As the Group's interest in EPO has increased to 54.8%, the Group has made a mandatory cash offer to acquire all of the shares in EPO that it does not already own, at a price of not less than 5 pence per ordinary share pursuant to Rule 9.1 of the United Kingdom City Code on Takeovers and Mergers.

At the date of this Annual Report, the mandatory offer is still in progress.

(d) On 6 December 2013, the Company's wholly-owned subsidiary, KLK Land Sdn Bhd (formerly known as KL-Kepong Property Holdings Sdn Bhd), had acquired a shelf company, Scope Energy Sdn Bhd, which has an issued and paid-up capital of RM2 and is currently non-operational.

The intended principal activity of Scope Energy Sdn Bhd is property development.

46. AUTHORISATION FOR ISSUE

The financial statements were approved and authorised for issue by the Board of Directors on 12 December 2013.

47. SUPPLEMENTARY INFORMATION ON THE BREAKDOWN OF REALISED AND UNREALISED PROFITS OR LOSSES

On 25 March 2010, Bursa Malaysia Securities Berhad ("Bursa Malaysia") issued a directive to all listed issuers pursuant to Paragraphs 2.06 and 2.23 of Bursa Malaysia Main Market Listing Requirements. The directive requires all listed issuers to dislose the breakdown of the unappropriated profits or accumulated losses as at the end of the reporting period, into realised and unrealised profits or losses.

On 20 December 2010, Bursa Malaysia further issued another directive on the disclosure and the prescribed format of presentation.

The breakdown of the retained earnings of the Group and of the Company as at 30 September 2013 into realised and unrealised profits, pursuant to the directive, is as follows:

	Group		Company	
	2013	2012	**2013**	2012
	RM'000	RM'000	**RM'000**	RM'000
Total retained earnings of the Company and its subsidiaries				
Realised	**5,897,307**	5,944,476	**2,184,689**	1,700,778
Unrealised	**(148,730)**	(70,018)	**29,888**	(7,775)
	5,748,577	5,874,458	**2,214,577**	1,693,003
Total share of retained earnings from associates				
Realised	**59,591**	36,090	**-**	-
Unrealised	**(237)**	(1,328)	**-**	-
	59,354	34,762	**-**	-
	5,807,931	5,909,220	**2,214,577**	1,693,003
Consolidation adjustments	**(600,968)**	(933,118)	**-**	-
Total retained earnings at 30 September	**5,206,963**	4,976,102	**2,214,577**	1,693,003

The determination of realised and unrealised profits is based on the Guidance of Special Matter No. 1, *Determination of Realised and Unrealised Profits or Losses in the Context of Disclosure Pursuant to Bursa Malaysia Securities Berhad Listing Requirements*, issued by the Malaysian Institute of Accountants on 20 December 2010.

DIRECTORS' STATEMENT

In the opinion of the Directors, the financial statements set out on pages 68 to 138 are drawn up in accordance with the Financial Reporting Standards and the Companies Act, 1965 so as to give a true and fair view of the financial position of the Group and of the Company as at 30 September 2013 and of their financial performance and cash flows for the year then ended.

In the opinion of the Directors, the information set out in Note 47 on page 139 to the financial statements has been compiled in accordance with the Guidance on Special Matter No. 1, *Determination of Realised and Unrealised Profits or Losses in the Context of Disclosures Pursuant to Bursa Malaysia Securities Berhad Listing Requirements*, issued by the Malaysian Institute of Accountants, and presented based on the format prescribed by Bursa Malaysia Securities Berhad.

On Behalf of the Board

R. M. ALIAS
(Chairman)

TAN SRI DATO' SERI LEE OI HIAN
(Chief Executive Officer)

12 December 2013

STATUTORY DECLARATION

I, Fan Chee Kum, being the officer primarily responsible for the financial management of Kuala Lumpur Kepong Berhad, do solemnly and sincerely declare that the financial statements set out on pages 68 to 139 are to the best of my knowledge and belief, correct, and I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act, 1960.

Subscribed and solemnly declared)
by the abovenamed at Ipoh in the)
State of Perak Darul Ridzuan this)
12th day of December 2013.) **FAN CHEE KUM**

Before me:

GURNAM SINGH
Commissioner for Oaths
Ipoh, Perak Darul Ridzuan,
Malaysia.

REPORT OF THE AUDITORS

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF KUALA LUMPUR KEPONG BERHAD

Report on the Financial Statements
We have audited the financial statements of Kuala Lumpur Kepong Berhad, which comprise the statements of financial position as at 30 September 2013 of the Group and of the Company, and the statements of profit or loss and other comprehensive income, changes in equity and cash flows of the Group and of the Company for the year then ended, and a summary of significant accounting policies and other explanatory information, as set out on pages 68 to 138.

Directors' Responsibility for the Financial Statements
The Directors of the Company are responsible for the preparation of financial statements so as to give a true and fair view in accordance with Financial Reporting Standards and the requirements of the Companies Act, 1965 in Malaysia. The Directors are also responsible for such internal control as the Directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with approved standards on auditing in Malaysia. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgement, including the assessment of risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation of financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements give a true and fair view of the financial position of the Group and of the Company as of 30 September 2013 and of their financial performance and cash flows for the year then ended in accordance with Financial Reporting Standards and the requirements of the Companies Act, 1965 in Malaysia.

Report on Other Legal and Regulatory Requirements
In accordance with the requirements of the Companies Act, 1965 in Malaysia, we also report the following:

(a) In our opinion, the accounting and other records and the registers required by the Act to be kept by the Company and its subsidiaries of which we have acted as auditors have been properly kept in accordance with the provisions of the Act.

(b) We have considered the accounts and the auditors' reports of all the subsidiaries of which we have not acted as auditors, which are indicated in Note 41 on the financial statements. We have also considered the unaudited financial statements of subsidiaries identified in Note 41 on the financial statements.

(c) We are satisfied that the accounts of the subsidiaries that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the financial statements of the Group and we have received satisfactory information and explanations required by us for those purposes.

(d) The audit reports of the accounts of the subsidiaries did not contain any qualification or any adverse comment made under Section 174(3) of the Act.

Other Reporting Responsibilities

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information set out in Note 47 on page 139 to the financial statements has been compiled by the Company as required by the Bursa Malaysia Securities Berhad Listing Requirements and is not required by the Financial Reporting Standards in Malaysia. We have extended our audit procedures to report on the process of compilation of such information. In our opinion, the information has been properly compiled, in all material respects, in accordance with the Guidance on Special Matter No. 1, *Determination of Realised and Unrealised Profits or Losses in the Context of Disclosures Pursuant to Bursa Malaysia Securities Berhad Listing Requirements*, issued by the Malaysian Institute of Accountants and presented based on the format prescribed by Bursa Malaysia Securities Berhad.

Other Matters

This report is made solely to the members of the Company, as a body, in accordance with Section 174 of the Companies Act, 1965 in Malaysia and for no other purpose. We do not assume responsibility to any other person for the content of this report.

KPMG
Firm Number: AF-0758
Chartered Accountants

PETER HO KOK WAI
Partner
Approval Number: 1745/12/13(J)
Chartered Accountant

Ipoh
12 December 2013



GROUP PROPERTIES & SHAREHOLDINGS

144 Location of the Group's Plantation Operations
146 Properties Held by the Group
152 Share Price and Volume Traded & Changes in Share Capital
153 Shareholding Statistics

LOCATION OF THE GROUP'S PLANTATION OPERATIONS

At 30 September 2013


IPOH
(Head Office)
KEDAH
KELANTAN
PERAK
SELANGOR
Kuala Lumpur
NEGERI SEMBILAN
PAHANG
JOHOR
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
29
30
31
32
33
34
35
36
37
38
39
40
41


SABAH
Sandakan
Lahad Datu
Tawau
43A
43B
44
42


THAILAND
IPOH
Head Office
BRUNEI
MALAYSIA
Sandakan
Lahad Datu
Tawau
Tanjung Redeb
Medan
Kuala Lumpur
Pekanbaru
Tanjung Pandan
Sampit
Jakarta
INDONESIA

MALAYSIA

KEDAH

	Hectares
1 Pelam	2,960
2 Batu Lintang ◆	1,808
3 Buntar	547

PERAK

	Hectares
4 Lekir	3,332
5 Changkat Chermin ◆	2,540
6 Raja Hitam	1,497
7 Subur	1,290
8 Glenealy	1,059
9 Serapoh	936
10 Kuala Kangsar	843
11 Allagar	805

SELANGOR

	Hectares
12 Tuan Mee ◆	1,556
13 Changkat Asa ◆ ●	1,544
14 Kerling	1,222

NEGERI SEMBILAN

	Hectares
15 Ayer Hitam	2,640
16 Batang Jelai	2,162
17 Jeram Padang ◆ ●	2,114
18 Kombok	1,915
19 Ulu Pedas	922
20 Gunong Pertanian	686

JOHOR

	Hectares
21 Landak	4,451
22 Kekayaan ◆	4,436
23 Voules ●	2,977
24 Fraser	2,929
25 Paloh ◆	2,029
26 New Pogoh	1,560
27 Sungei Penggeli	942
28 Sungai Bekok	636
29 Ban Heng	631
30 See Sun	589
31 KLK Edible Oils ★	5

PAHANG

	Hectares
32 Sungei Kawang	1,889
33 Renjok	1,578
34 Tuan	1,353
35 Selborne ●	1,258
36 Kemasul	459

KELANTAN

	Hectares
37 Kuala Gris ●	2,429
38 Kerilla ●	2,191
39 Pasir Gajah ◆	2,107
40 Sungai Sokor	1,603
41 Kuala Hau	547
TOTAL	**68,977**

SABAH

	Hectares
42 TAWAU REGION	
Jatika	3,508
Sigalong	2,864
Pangeran ◆	2,855
Sri Kunak	2,770
Pang Burong	2,548
Pinang	2,420
Tundong ◆ ◆	2,155
Ringlet	1,834
43 LAHAD DATU REGION	
43A Bornion ◆	3,233
Segar Usaha	2,792
43B Tungku	3,418
Bukit Tabin	2,916
Rimmer ◆	2,730
Sungai Silabukan	2,654
Lungmanis ◆	1,656
44 KLK Premier Oils ▲ ★	6
TOTAL	**40,359**

LOCATION OF THE GROUP'S PLANTATION OPERATIONS

At 30 September 2013


Medan
51
48
50
Pekanbaru
49
SUMATRA
Tanjung Redeb
53
54
52
55
KALIMANTAN TIMUR
57
56
Sampit
58
BELITUNG
KALIMANTAN TENGAH
Tanjung Pandan
47
46
45

INDONESIA

		Hectares
	BELITUNG	
45	Steelindo Wahana Perkasa ◆ ★	14,065
46	Parit Sembada ◆	3,990
47	Alam Karya Sejahtera	2,336
	SUMATRA	
	RIAU REGION	
48	Mandau ◆ ▲ ●	14,799
49	Nilo ◆ ◆	14,660
50	Sekarbumi Alamlestari ◆	6,200
51	SUMATRA UTARA REGION	
	Tanjung Beringin	3,936
	Gohor Lama ◆	3,323
	Bekiun	2,979
	Maryke	2,704
	Basilam	2,697
	Tanjung Keliling	2,315
	Padang Brahrang ◆	1,949
	Bukit Lawang	1,377
	KALIMANTAN TIMUR	
52	Jabontara Eka Karsa	14,086
53	Malindomas Perkebunan	7,971
54	Hutan Hijau Mas ◆	7,317
55	Anugrah Surya Mandiri	2,682
	KALIMANTAN TENGAH	
56	Karya Makmur Abadi	13,148
57	Mulia Agro Permai ◆	9,056
58	Menteng Jaya Sawit Perdana	5,893
	TOTAL	**137,483**

LEGEND

- ◆ With Palm Oil Mill
- ▲ With Kernel Crushing Plant
- ★ With Refinery
- ● With Rubber Factory

GEOGRAPHICAL DISTRIBUTION



Peninsular Malaysia	**68,977** ha	*28%*
Sabah	**40,359** ha	*16%*
Indonesia	**137,483** ha	*56%*
Total	**246,819** ha	*100%*

PROPERTIES HELD BY THE GROUP

At 30 September 2013

Location	Tenure	Year of Expiry	Titled Area Hectares	Description	Age of Buildings Years	Carrying Amounts RM'000	Year of Acquisition/ Last Revaluation
PLANTATIONS							
MALAYSIA							
Kedah							
Ladang Pelam Kulim	Freehold	–	2,960	Oil palm and rubber estate	–	49,896	1986 1992
Ladang Batu Lintang Serdang	Freehold	–	1,808	Oil palm estate and palm oil mill	27	27,455	1986
Ladang Buntar Serdang	Freehold	–	547	Oil palm estate	–	13,808	1986
Perak							
Ladang Lekir Manjung	Freehold	–	3,332	Oil palm estate	–	175,319	2008
Ladang Changkat Chermin Manjung	Leasehold	2080	2,540	Oil palm estate and palm oil mill	30	110,896	2008
Ladang Raja Hitam Manjung	Freehold	–	1,497	Oil palm estate	–	78,377	2008
Ladang Subur Batu Kurau	Freehold	–	1,290	Oil palm estate	–	14,656	1986
Ladang Glenealy Parit	Freehold	–	1,059	Oil palm and rubber estate	–	14,852	1992
Ladang Serapoh Parit	Freehold	–	936	Oil palm and rubber estate	–	9,315	1979* 1992
Ladang Kuala Kangsar Padang Rengas	Freehold Leasehold	– 2896	510 333	Oil palm and rubber estate	–	6,019	1979*
Ladang Allagar Trong	Freehold Leasehold	– 2908	549 256	Oil palm estate	–	12,727	1986
Selangor							
Ladang Tuan Mee Sungai Buloh	Freehold	–	1,556	Oil palm estate and palm oil mill	40	17,574	1979*
Ladang Changkat Asa Hulu Selangor	Freehold	–	1,544	Oil palm and rubber estate, palm oil mill and rubber factory	33 38	17,620	1979*
Ladang Kerling Kerling	Freehold	–	1,222	Oil palm and rubber estate	–	53,413	1979* 1985 2002
Negeri Sembilan							
Ladang Ayer Hitam Bahau	Freehold	–	2,640	Oil palm estate	–	38,640	1985
Ladang Batang Jelai Rompin	Freehold	–	2,162	Oil palm and rubber estate	–	32,830	1985
Ladang Jeram Padang Bahau	Freehold	–	2,114	Oil palm and rubber estate, palm oil mill and rubber factory	24 24	31,239	1985
Ladang Kombok Rantau	Freehold	–	1,915	Oil palm and rubber estate	–	32,105	1985
Ladang Ulu Pedas Pedas	Freehold	–	922	Oil palm estate	–	17,564	1985

* Year of last revaluation

PROPERTIES HELD BY THE GROUP

At 30 September 2013

Location	Tenure	Year of Expiry	Titled Area Hectares	Description	Age of Buildings Years	Carrying Amounts RM'000	Year of Acquisition/ Last Revaluation
Ladang Gunong Pertanian Simpang Durian	Leasehold	2077	686	Oil palm estate	–	9,594	1985
Johor							
Ladang Landak Paloh	Leasehold	2068 & 2078	4,451	Oil palm estate	–	41,209	1979*
Ladang Kekayaan Paloh	Leasehold	2068 & 2078	4,436	Oil palm estate and palm oil mill	7	62,451	1979*
Ladang Voules Segamat	Freehold	–	2,977	Oil palm and rubber estate and rubber factory	40	25,480	1979*
Ladang Fraser Kulai	Freehold	–	2,929	Oil palm estate	–	34,081	1979*
Ladang Paloh Paloh	Freehold	–	2,029	Oil palm estate and palm oil mill	41	33,350	1979*
Ladang New Pogoh Segamat	Freehold	–	1,560	Oil palm and rubber estate	–	14,348	1979*
Ladang Sungei Penggeli Bandar Tenggara	Leased property	2087	942	Oil palm estate	–	9,337	1988
Ladang Sungai Bekok Bekok	Freehold	–	636	Oil palm estate	–	8,124	1979*
Ladang Ban Heng Pagoh, Muar	Freehold	–	631	Oil palm estate	–	8,110	1979*
Ladang See Sun Renggam	Freehold	–	589	Oil palm estate	–	9,982	1984
KL-Kepong Edible Oils Pasir Gudang	Leasehold	2045	5	Refinery	30	899	1985
Pahang							
Ladang Sungei Kawang Lanchang	Freehold	–	1,889	Oil palm and rubber estate	–	14,873	1979*
Ladang Renjok Bentong	Freehold	–	1,578	Oil palm and rubber estate	–	15,978	1979*
Ladang Tuan Bentong	Freehold Leasehold	– Between 2030 & 2057	910 443	Oil palm and rubber estate	–	10,161	1979*
Ladang Selborne Padang Tengku, Kuala Lipis	Freehold	–	1,258	Rubber estate and rubber factory	44	16,414	1992
Ladang Kemasul Mengkarak	Freehold	–	459	Rubber estate	–	1,052	1983
Kelantan							
Ladang Kuala Gris Kuala Krai	Freehold	–	2,429	Rubber estate and rubber factory	13	29,909	1992
Ladang Kerilla Tanah Merah	Freehold	–	2,191	Oil palm and rubber estate and rubber factory	38	27,169	1992
Ladang Pasir Gajah Kuala Krai	Freehold Leasehold	– 2907	952 1,155	Oil palm estate and palm oil mill	32	21,363	1981*

* Year of last revaluation

PROPERTIES HELD BY THE GROUP

At 30 September 2013

Location	Tenure	Year of Expiry	Titled Area Hectares	Description	Age of Buildings Years	Carrying Amounts RM'000	Year of Acquisition/ Last Revaluation
Ladang Sungai Sokor Tanah Merah	Freehold	–	1,603	Oil palm and rubber estate	–	16,769	1992
Ladang Kuala Hau Machang	Freehold Leasehold	– 2326	305 242	Rubber estate	–	3,168	1980*
Sabah Tawau Region							
Ladang Jatika	Leasehold	Between 2068 & 2083	3,508	Oil palm estate	–	46,366	1991
Ladang Sigalong	Leasehold	Between 2063 & 2079	2,864	Oil palm estate	–	26,237	1983
Ladang Pangeran	Leasehold	Between 2063 & 2080	2,855	Oil palm estate and palm oil mill	12	42,379	1983
Ladang Sri Kunak	Leasehold	Between 2063 & 2076	2,770	Oil palm estate	–	33,829	1983
Ladang Pang Burong	Leasehold	Between 2063 & 2080	2,548	Oil palm estate	–	32,780	1983
Ladang Pinang	Leasehold	Between 2067 & 2085	2,420	Oil palm estate	–	37,246	1983
Ladang Tundong	Leasehold	Between 2063 & 2073	2,155	Oil palm estate and palm oil mills	26 & 30	24,738	1983
Ladang Ringlet	Leasehold	Between 2067 & 2080	1,834	Oil palm estate	–	15,428	1989
Lahad Datu Region							
Ladang Tungku	Leasehold	2085	3,418	Oil palm estate	–	27,645	1991*
Ladang Bornion	Leasehold	2078	3,233	Oil palm estate and palm oil mill	15	37,930	1992
Ladang Bukit Tabin	Leasehold	2079	2,916	Oil palm estate	–	34,843	1993
Ladang Segar Usaha	Leasehold	2077	2,792	Oil palm estate	–	31,693	1990*
Ladang Rimmer	Leasehold	2085	2,730	Oil palm estate and palm oil mill	17	25,010	1991*
Ladang Sungai Silabukan	Leasehold	2079	2,654	Oil palm estate	–	31,108	1993
Ladang Lungmanis	Leasehold	2085	1,656	Oil palm estate and palm oil mill	13	16,078	1991*
KLK Premier Oils	Leasehold	2066	4	Kernel crushing plant and refinery	10 6	16,613	1998
	Leasehold	2912	2	PKC warehouse	4	6,204	2007
INDONESIA **Belitung**							
Kebun Steelindo Wahana Perkasa	Hak Guna Usaha	2020	14,065	Oil palm estate, palm oil mill and refinery	14 –	48,200	1994
Kebun Parit Sembada	Hak Guna Usaha	2020	3,990	Oil palm estate and palm oil mill	6	18,308	2003
Kebun Alam Karya Sejahtera	Izin Lokasi	–	2,336	Oil palm estate	–	55,461	2010

* Year of last revaluation

PROPERTIES HELD BY THE GROUP

At 30 September 2013

Location	Tenure	Year of Expiry	Titled Area Hectares	Description	Age of Buildings Years	Carrying Amounts RM'000	Year of Acquisition/ Last Revaluation
Sumatra Riau Region							
Kebun Mandau	Hak Guna Usaha	Between 2020 & 2075	14,799	Oil palm and rubber estate, palm oil mill, kernel crushing plant and rubber factory	10 6 14	78,315	1996
Kebun Nilo	Hak Guna Usaha	2083	12,860	Oil palm estate and palm oil mills	11 & 2	97,987	1996
	Izin Lokasi	–	1,800	Oil palm estate	–	13,931	2005
Kebun Sekarbumi Alamlestari	Hak Guna Usaha	2049	6,200	Oil palm estate and palm oil mill	17	81,560	2009
Sumatra Utara Region							
Kebun Tanjung Beringin Langkat	Leased property	2039	3,936	Oil palm estate	–	28,144	2009
Kebun Gohor Lama Langkat	Leased property	2039	3,323	Oil palm and rubber estate and palm oil mill	35	19,005	2009
Kebun Bekiun Langkat	Leased property	2039	2,979	Oil palm estate	–	1,576	2009
Kebun Maryke Langkat	Leased property	2039	2,704	Oil palm estate	–	40,732	2009
Kebun Basilam Langkat	Leased property	2039	2,697	Oil palm and rubber estate	–	29,338	2009
Kebun Tanjung Keliling Langkat	Leased property	2039	2,315	Oil palm and rubber estate	–	32,674	2009
Kebun Padang Brahrang Langkat	Leased property	2039	1,949	Oil palm estate and palm oil mill	29	9,652	2009
Kebun Bukit Lawang Langkat	Leased property	2039	1,377	Oil palm estate	–	19,988	2009
Kalimantan Timur							
Kebun Jabontara Eka Karsa Berau	Hak Guna Usaha	2033	14,086	Oil palm estate	–	104,679	2006
Kebun Malindomas Perkebunan Berau	Hak Guna Usaha	2043	7,971	Oil palm estate	–	123,227	2007
Kebun Hutan Hijau Mas Berau	Hak Guna Usaha	2029 & 2043	7,317	Oil palm estate and palm oil mill	5	107,578	2007 2009
Kebun Anugrah Surya Mandiri Berau	Hak Guna Usaha	2048	2,682	Oil palm estate	–	7,249	2012
Kalimantan Tengah							
Kebun Karya Makmur Abadi Mentaya Hulu	Izin Lokasi	–	13,148	Oil palm estate	–	102,863	2007
Kebun Mulia Agro Permai Baamang	Hak Guna Usaha	2040	9,056	Oil palm estate and palm oil mill	–	135,564	2006
Kebun Menteng Jaya Sawit Perdana Mentaya Hilir Utara	Izin Lokasi	–	5,893	Oil palm estate	–	43,838	2007

PROPERTIES HELD BY THE GROUP

At 30 September 2013

Location	Tenure	Year of Expiry	Titled Area#	Description	Age of Buildings Years	Carrying Amounts RM'000	Year of Acquisition/ Last Revaluation
CHINA							
Hubei Zhong Chang Vegetable Oil Wuchang, Wuhan	Leasehold	2044	3	Refinery	18	7,006	1995
MANUFACTURING							
MALAYSIA							
KL-Kepong Oleomas Klang, Selangor	Leasehold	2097	19	Oleochemicals factory	4 & 7	39,588	2004
Palm-Oleo Rawang, Selangor	Freehold	–	15	Oleochemicals, soap noodles and industrial amides factories	17 & 22	13,055	1991 1994
Palm-Oleo (Klang) Klang, Selangor	Leased property	2088	7	Oleochemicals factory	22 & 32	32,171	2007
B.K.B. Hevea Products Ipoh, Perak	Leasehold	2089	5	Parquet factory	19	4,112	1994
Masif Latex Products Lahat, Perak	Freehold	–	4	Rubber gloves factory	24	2,147	1995
KL-Kepong Rubber Products Ipoh, Perak	Freehold	–	3	Rubber gloves factory under refurbishment	29	12,068	2012
KLK Bioenergy Shah Alam, Selangor	Leasehold	2074	1	Biodiesel plant	28	3,444	2009
INDONESIA							
KLK Dumai	Leased property	2031	12,876 sq m	Oleochemicals factory under construction	–	3,123	2011
CHINA							
Taiko Palm-Oleo (Zhangjiagang) Zhangjiagang City, Jiangsu	Leasehold	2054	20	Oleochemicals factory	8	23,700	2004
Shanghai Jinshan Jingwei Chemical Tinglin Town, Jinshan, Shanghai	Leasehold	2052	2	Oleochemicals factory	8	7,214	2008
GERMANY							
KLK Emmerich Emmerich Am Rhein	Freehold	–	21	Oleochemicals factory	20 to 60	16,463	2010
NETHERLANDS							
Dr. W. Kolb Netherlands BV Westelijke, Randweg, Klundert Moerdijk	Freehold	–	8	Ethoxylation factory	20	73,681	2007
SWITZERLAND							
Dr. W. Kolb AG Maienbrunnenstrasse, Hedingen	Freehold	–	2	Ethoxylation factory	13 to 49	64,840	2007
UNITED KINGDOM							
Standard Soap Ashby-de-la Zouch Leicestershire	Freehold	–	2	Soap factory	48	11,610	1995
PROPERTIES							
MALAYSIA							
KL-Kepong Country Homes Ijok, Selangor	Freehold	–	202	Property development	–	58,172	1979
	Freehold	–	870	Property development	–	21,446	1979
	Leasehold	2082 & 2108	11	operating as oil palm estate			2010

Titled area is in hectares except otherwise indicated.

PROPERTIES HELD BY THE GROUP

At 30 September 2013

Location	Tenure	Year of Expiry	Titled Area#	Description	Age of Buildings Years	Carrying Amounts RM'000	Year of Acquisition/ Last Revaluation
Colville Holdings Setul, Negeri Sembilan	Freehold	–	422	Property development operating as oil palm estate	–	10,428	1985
KL-Kepong Property Development Gombak, Selangor	Freehold	–	403	Property development operating as oil palm estate	–	140,726	2004
Palermo Corporation Bagan Samak, Kedah	Freehold	–	353	Property development operating as oil palm estate	–	13,042	1986
Kompleks Tanjong Malim Tanjong Malim, Perak	Freehold	–	172	Property development operating as oil palm estate	–	7,061	1979
KL-Kepong Complex Sungai Buloh, Selangor	Freehold	–	8	Property development	–	2,806	1979
OTHERS							
Stolthaven (Westport) Klang, Selangor, Malaysia	Leased property	2024	11	Bulking installation	16	12,402	2006
Wisma Taiko 1, Jalan S.P. Seenivasagam Ipoh, Perak, Malaysia	Freehold Leasehold	– 2892	2,984 sq m 2,408 sq m	Head office building	28	4,426 1,611	1983 2000
Kelkay Bulking Installation Port Klang, Selangor, Malaysia	Leased property	2013	3,170 sq m	Bulking installation	38	503	1975
SWP Bulking Installation Belitung, Indonesia	Hak Guna Bangunan	2035	20	Bulking installation and jetty	4 & 8 7	4,227	2005
Dumai Bulking Installation Riau, Sumatra, Indonesia	Leased property	2016	29,527 sq m	Bulking installation and warehouse	6	4,558	1996
3, 5, 6 & 7, Block C Ruko Puri Mutiara Sunter Agung, Tanjung Priok Jakarta Utara, Indonesia	Hak Guna Bangunan	2027	300 sq m	Office building	6	755	2007
Tianjin Voray Bulking Installation Nanjiang Port Area, Tianjin, China	Leasehold	2045	2	Bulking installation	17	5,309	1997
27, Kelso Place Kensington, London United Kingdom	Freehold	–	489 sq m	Office building	132	24,427	2001
Chilimony Farm Northampton, Western Australia	Freehold	–	16,189	Sheep and cereal farm	–	87,771	2012 2013
Erregulla Farm Mingenew, Western Australia	Freehold	–	5,290	Sheep and cereal farm	–	4,345	1989*
Jonlorrie Farm York, Western Australia	Freehold	–	4,158	Cereal farm	–	64,392	2013
Wyunga Farm Dandaragan, Western Australia	Freehold	–	3,536	Cereal farm	–	27,830	2013
Warrening Gully Farm Williams, Western Australia	Freehold	–	3,089	Sheep and cereal farm	–	6,552	1989*

Titled area is in hectares except otherwise indicated.
* Year of last revaluation

SHARE PRICE AND VOLUME TRADED


Total Volume Traded ('000 Shares)
5,000
10,000
15,000
20,000
25,000
30,000
Sep 2013
Aug 2013
Jul 2013
Jun 2013
May 2013
Apr 2013
Mar 2013
Feb 2013
Jan 2013
Dec 2012
Nov 2012
Oct 2012
15.00
17.00
19.00
21.00
23.00
25.00
Share Price (RM)

Month	Lowest Price (RM)	Highest Price (RM)	Average Closing Price (RM)	Total Volume ('000 Shares)
Sep 2013	**21.08**	**22.98**	**22.15**	**15,898**
Aug 2013	20.60	21.52	21.26	9,612
Jul 2013	20.86	21.96	21.48	9,873
Jun 2013	20.86	21.96	21.43	15,607
May 2013	20.46	22.00	21.59	14,864
Apr 2013	20.30	21.96	21.45	12,828
Mar 2013	19.88	21.02	20.59	23,041
Feb 2013	20.40	21.84	21.15	13,605
Jan 2013	21.36	23.10	22.21	17,711
Dec 2012	20.52	24.00	21.50	14,634
Nov 2012	20.50	21.82	20.81	24,906
Oct 2012	20.74	23.38	21.42	17,837

- Lowest Price (RM)
- Highest Price (RM)
- Average Closing Price (RM)
- Total Volume ('000 Shares)

CHANGES IN SHARE CAPITAL

Date of Allotment	No. of Shares Allotted	Par Value RM	Type of Issue / Consideration	Cumulative Issued & Paid-Up Share Capital RM
06.07.73	2	1.00	Subscribers' shares	2
01.10.73	147,500,374	1.00	Issue of shares under a scheme of reconstruction	147,500,376
26.05.76	5,000,000	1.00	Allotment of shares to the minority shareholders of Kepong Plantations Bhd (KPB) in exchange for their shareholdings in KPB	152,500,376
10.05.78	15,000,000	1.00	Bumiputera issue at RM1.15 per share	167,500,376
30.04.81	167,500,376	1.00	Bonus issue of 1 for 1	335,000,752
31.03.84	43,000,000	1.00	Bumiputera issue at RM1.70 per share	378,000,752
17.11.86	43,900,000	1.00	Bumiputera issue at RM1.80 per share	421,900,752
19.03.87	1,800,000	1.00	Special issue of shares to KLK Group's employees at RM1.80 per share	423,700,752
15.08.92	51,500,000	1.00	Issue of shares to Batu Kawan Berhad (BKB) at RM3.60 per share in satisfaction for the acquisition of BKB's plantation assets and two wholly-owned subsidiaries	475,200,752
02.04.96	237,600,376	1.00	Bonus issue of 1 for 2	712,801,128
29.10.98 & 30.10.98	(285,000)	1.00	Shares bought back and cancelled	712,516,128
08.03.07	354,988,564	1.00	Bonus issue of 1 for 2	1,067,504,692

SHAREHOLDING STATISTICS

At 29 November 2013

Authorised share capital	–	RM5,000,000,000
Issued & fully paid-up capital	–	RM1,067,504,692
Class of shares	–	Shares of RM1 each

BREAKDOWN OF SHAREHOLDINGS

Size of Shareholdings	No. of Shareholders	No. of Shares	% of Issued Share Capital#
Less than 100	135	3,548	0.00
100 to 1,000	1,267	849,835	0.08
1,001 to 10,000	2,811	10,999,866	1.03
10,001 to 100,000	1,177	37,986,833	3.57
100,001 to less than 5% of issued shares	293	367,886,595	34.54
5% and above of issued shares	2	647,239,015	60.78
TOTAL	**5,685**	**1,064,965,692**	**100.00**

THIRTY LARGEST SHAREHOLDERS AS IN THE REGISTER OF MEMBERS AND THE RECORD OF DEPOSITORS

	Name	No. of Shares	% of Issued Share Capital#
1.	Batu Kawan Berhad	495,901,527	46.57
2.	Citigroup Nominees (Tempatan) Sdn Bhd - Employees Provident Fund Board	151,337,488	14.21
3.	Lembaga Kemajuan Tanah Persekutuan (FELDA)	47,139,558	4.43
4.	AmanahRaya Trustees Berhad - Skim Amanah Saham Bumiputera	43,730,700	4.11
5.	Kumpulan Wang Persaraan (Diperbadankan)	28,493,700	2.68
6.	Cartaban Nominees (Asing) Sdn Bhd - Exempt AN for State Street Bank & Trust Company (West CLT OD67)	15,366,599	1.44
7.	AmanahRaya Trustees Berhad - Amanah Saham Wawasan 2020	13,596,300	1.28
8.	Malaysia Nominees (Tempatan) Sendirian Berhad - Great Eastern Life Assurance (Malaysia) Berhad (PAR 1)	10,909,500	1.02
9.	HSBC Nominees (Asing) Sdn Bhd - BBH and Co Boston for Vanguard Emerging Markets Stock Index Fund	10,790,612	1.01
10.	Cartaban Nominees (Tempatan) Sdn Bhd - Exempt AN for Eastspring Investments Berhad	7,990,550	0.75
11.	AmanahRaya Trustees Berhad - Amanah Saham Malaysia	7,977,700	0.75
12.	Cartaban Nominees (Asing) Sdn Bhd - GIC Private Limited for Government of Singapore (C)	7,631,600	0.72
13.	AmanahRaya Trustees Berhad - Amanah Saham Didik	6,904,600	0.65
14.	HSBC Nominees (Asing) Sdn Bhd - BNY Brussels for Market Vectors - Agribusiness ETF	6,230,170	0.59
15.	HSBC Nominees (Asing) Sdn Bhd - Exempt AN for JPMorgan Chase Bank, National Association (U.S.A.)	5,587,258	0.52
16.	AmanahRaya Trustees Berhad - AS 1Malaysia	5,128,400	0.48
17.	HSBC Nominees (Asing) Sdn Bhd - Exempt AN for JPMorgan Chase Bank, National Association (U.A.E.)	5,040,507	0.47
18.	AmanahRaya Trustees Berhad - Public Islamic Dividend Fund	4,575,100	0.43
19.	Citigroup Nominees (Tempatan) Sdn Bhd - Employees Provident Fund Board (NOMURA)	4,329,700	0.41
20.	AMSEC Nominees (Tempatan) Sdn Bhd - AMTrustee Berhad for CIMB Islamic Dali Equity Growth Fund (UT-CIMB-DALI)	3,571,800	0.34

At 29 November 2013

	Name	No. of Shares	% of Issued Share Capital#
21.	Maybank Nominees (Tempatan) Sdn Bhd - Maybank Trustees Berhad for Public Ittikal Fund (N14011970240)	3,500,000	0.33
22.	AmanahRaya Trustees Berhad - Public Savings Fund	3,440,300	0.32
23.	HSBC Nominees (Asing) Sdn Bhd - Exempt AN for The Bank of New York Mellon (Mellon Acct)	3,340,925	0.31
24.	Pertubuhan Keselamatan Sosial	3,326,800	0.31
25.	Yeoh Chin Hin Investments Sdn Berhad	3,058,500	0.29
26.	Citigroup Nominees (Asing) Sdn Bhd - Exempt AN for OCBC Securities Private Limited (Client A/C-NR)	2,982,410	0.28
27.	HSBC Nominees (Asing) Sdn Bhd - TNTC for Future Fund Board of Guardians	2,936,200	0.28
28.	Citigroup Nominees (Tempatan) Sdn Bhd - Exempt AN for AIA Bhd	2,864,000	0.27
29.	Citigroup Nominees (Asing) Sdn Bhd - Legal & General Assurance (Pensions Management) Limited (A/C 1125250001)	2,703,198	0.25
30.	AmanahRaya Trustees Berhad - Public Islamic Equity Fund	2,516,300	0.24
	TOTAL	**912,902,002**	**85.72**

\# Calculated based on 1,064,965,692 shares, which do not include the 2,539,000 treasury shares.

SUBSTANTIAL SHAREHOLDERS

The substantial shareholders of the Company are as follows:

	Name	Number of Shares			% of Issued Share Capital#
		Direct	Deemed Interested	Total	
1.	Batu Kawan Bhd *	495,901,527	-	495,901,527	46.57
2.	Employees Provident Fund Board **	159,693,338	-	159,693,338	15.00

* Wan Hin Investments Sdn Bhd group of companies are substantial shareholders of Batu Kawan Bhd and by virtue of Section 6A of the Companies Act, 1965, are also deemed substantial shareholders of the Company. Grateful Blessings Inc (which is wholly-owned by Tan Sri Dato' Seri Lee Oi Hian) and Cubic Crystal Corporation (which is wholly-owned by Dato' Lee Hau Hian) are substantial shareholders of Di-Yi Sdn Bhd and High Quest Holdings Sdn Bhd respectively, which in turn are substantial shareholders of Wan Hin Investments Sdn Bhd and accordingly all these parties are also deemed substantial shareholders of the Company by virtue of their deemed interests. Their shareholdings in the Company are as follows:

	Name	Number of Shares			% of Issued Share Capital#
		Direct	Deemed Interested	Total	
1.	Tan Sri Dato' Seri Lee Oi Hian	72,000	496,350,027	496,422,027	46.61
2.	Dato' Lee Hau Hian	83,250	496,350,027	496,433,277	46.61
3.	Grateful Blessings Inc	-	496,350,027	496,350,027	46.61
4.	Di-Yi Sdn Bhd	-	496,350,027	496,350,027	46.61
5.	Cubic Crystal Corporation	-	496,350,027	496,350,027	46.61
6.	High Quest Holdings Sdn Bhd	-	496,350,027	496,350,027	46.61
7.	Wan Hin Investments Sdn Bhd and group	448,500	495,901,527	496,350,027	46.61

** Includes those held through Citigroup Nominees (Tempatan) Sdn Bhd.

\# Calculated based on 1,064,965,692 shares, which do not include the 2,539,000 treasury shares.

VOTING RIGHTS OF SHAREHOLDERS

Every member of the Company present in person or by proxy shall have one vote on a show of hand and in the case of a poll shall have one vote for every share of which he is the holder.

NOTICE OF MEETING

Notice is hereby given that the Forty-First Annual General Meeting of the Company will be held at the Registered Office, Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak, Malaysia on Wednesday, 19 February 2014 at 12.00 noon for the following purposes:

AGENDA

As Ordinary Business

1. To receive and consider the financial statements for the year ended 30 September 2013 and the Directors' and Auditors' reports thereon. **(Please refer to Note 1)**

2. To approve the payment of a final single tier dividend of 35 sen per share. **(Ordinary Resolution 1)**

3. To re-elect the following Directors who retire by rotation in accordance with Article 91(A) of the Company's Articles of Association:

   (i) Roy Lim Kiam Chye **(Ordinary Resolution 2)**

   (ii) Dato' Lee Hau Hian **(Ordinary Resolution 3)**

4. To re-elect Tan Sri Azlan Bin Mohd Zainol who retires in accordance with Article 91(E) of the Company's Articles of Association. **(Ordinary Resolution 4)**

5. To consider and, if thought fit, pass a resolution pursuant to Section 129(6) of the Companies Act, 1965 to re-appoint the following as Directors of the Company and to hold office until the next Annual General Meeting of the Company:

   (i) Tan Sri Datuk Seri Utama Thong Yaw Hong **(Ordinary Resolution 5)**

   (ii) R. M. Alias **(Ordinary Resolution 6)**

6. To fix and approve Directors' fees for the year ended 30 September 2013 amounting to RM1,345,617 (2012: RM1,390,000). **(Ordinary Resolution 7)**

7. To re-appoint Auditors and to authorise the Directors to fix their remuneration. **(Ordinary Resolution 8)**

As Special Business

To consider and, if thought fit, to pass the following Resolutions:

8. **PROPOSED AUTHORITY TO BUY BACK ITS OWN SHARES BY THE COMPANY** **(Ordinary Resolution 9)**

   "THAT authority be given to the Company to buy back an aggregate number of shares of RM1.00 each in the Company (Authority to Buy Back Shares) as may be determined by the Directors from time to time through Bursa Malaysia Securities Berhad (Bursa Malaysia) upon such terms and conditions as the Directors may deem fit and expedient in the best interests of the Company provided that at the time of purchase, the aggregate number of shares which may be purchased and/or held by the Company as treasury shares pursuant to this resolution does not exceed 10% of the issued and paid-up share capital of the Company and that the maximum funds to be allocated for the Authority to Buy Back Shares shall not exceed the latest audited retained profits of the Company AND THAT the Directors may resolve to cancel the shares so purchased and/or retain the shares so purchased as treasury shares which may be distributed as dividends to the shareholders of the Company and/or resold on Bursa Malaysia and/or cancelled;

AND THAT the Directors be and are hereby empowered to do all such acts and things to give full effect to the Authority to Buy Back Shares with full powers to assent to any conditions, modifications, revaluations, variations and/or amendments (if any) as may be imposed by the relevant authorities AND THAT such Authority shall commence upon passing of this ordinary resolution and will expire at the conclusion of the next Annual General Meeting (AGM) of the Company following the passing of this ordinary resolution or the expiry of the period within which the next AGM is required by law to be held (unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in general meeting) but not so as to prejudice the completion of a purchase by the Company before the aforesaid expiry date and, in any event, in accordance with the provisions of the guidelines issued by Bursa Malaysia or any other relevant authority."

9. **PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS** **(Ordinary Resolution 10)**

"THAT approval be given to the Company and/or its subsidiary companies to enter into recurrent transactions of a revenue or trading nature with related parties which are necessary for the Company's and/or its subsidiaries' day-to-day operations and carried out in ordinary course of business on normal commercial terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders as set out in the Annexure of Part B of the Company's Circular to Shareholders dated 27 December 2013 (the Mandate);

AND THAT the Directors be and are hereby empowered to do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give full effect to the Mandate, with full powers to assent to any conditions, modifications, revaluations, variations and/or amendments (if any) as may be imposed by the relevant authorities AND THAT such Mandate shall commence upon passing of this ordinary resolution and will expire at the conclusion of the next Annual General Meeting (AGM) of the Company following the passing of this ordinary resolution or the expiry of the period within which the next AGM is required by law to be held but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965 (unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in general meeting)."

By Order of the Board
YAP MIOW KIEN
FAN CHEE KUM
Company Secretaries

Ipoh, Perak
Malaysia.

27 December 2013

Notes:

(1) Agenda 1

This item is meant for discussion only as under Section 169(1) of the Companies Act, 1965 and the Company's Articles of Association, the Audited Financial Statements are to be laid at the AGM and do not require a formal approval of the shareholders. Hence, this matter will not be put forward for voting.

(2) Members Entitled to Attend

Only members whose names appear in the Register of Members and General Meeting Record of Depositors as at 12 February 2014 will be entitled to attend, speak and vote at the meeting.

(3) Appointment of Proxy

(a) A member of the Company entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his stead. A proxy may but need not be a member of the Company and the provision of Section 149 (1)(b) of the Companies Act, 1965 shall not apply to the Company. A member shall not be entitled to appoint more than two (2) proxies to attend at the same meeting. Where a member appoints two (2) proxies, the appointments shall be invalid unless he specifies the proportion of his holdings to be represented by each proxy.

(b) If a member having appointed a proxy to attend a general meeting attends such meeting in person, the appointment of such proxy shall be null and void in respect of such meeting and his proxy shall not be entitled to attend such meeting.

(c) Where a member of the Company is an authorised nominee as defined in the Securities Industry (Central Depositories) Act, 1991 (SICDA), it may appoint not more than two (2) proxies in respect of each securities account it holds in ordinary shares of the Company standing to the credit of the said securities account.

(d) Where a member of the Company is an exempt authorised nominee which holds ordinary shares in the Company for multiple beneficial owners in one (1) securities account (omnibus account), there is no limit to the number of proxies which the exempt authorised nominee may appoint in respect of each omnibus account it holds. An exempt authorised nominee refers to an authorised nominee defined under SICDA which is exempted from compliance with the provisions of Subsection 25A(1) of SICDA.

(e) Where a member or the authorised nominee appoints two (2) proxies, or where an exempt authorised nominee appoints two (2) or more proxies, the proportion of shareholdings to be represented by each proxy must be specified in the instrument appointing the proxies.

(f) Faxed or emailed copies of the duly executed proxy form are not acceptable unless the instrument appointing a proxy, with the power of attorney or other authority (if any) under which it is signed and authorised is deposited at the Registered Office of the Company not less than 48 hours before the time set for the meeting.

(4) Dividend Entitlement and Payment

The final single tier dividend, if approved, will be paid on 18 March 2014 to all shareholders on the Register of Members as at 24 February 2014.

A Depositor with Bursa Malaysia Depository Sdn Bhd shall qualify for entitlement to the dividend only in respect of:

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 20 February 2014 in respect of shares which are exempted from Mandatory Deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 24 February 2014 in respect of transfers; and

(c) Shares bought on Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of Bursa Malaysia Securities Berhad.

(5) Special Business

(a) **Proposed Authority to Buy Back Shares**

Ordinary Resolution 9 proposed under Item 8 of the Agenda, if passed, is to give authority to the Company to buy back the Company's own shares through Bursa Malaysia Securities Berhad at any time within the time period stipulated by utilising the funds allocated out of the audited retained profits of the Company.

(b) **Proposed Shareholders' Mandate**

Ordinary Resolution 10 proposed under Item 9 of the Agenda, if passed, will enable the Group to enter into Recurrent Related Party Transactions of a Revenue or Trading Nature in the ordinary course of business which are required for the Group's day-to-day operations and made on normal commercial terms not more favourable to the related parties than those generally available to the public, and are not to the detriment of the minority shareholders of the Company.

The procurement of the Proposed Shareholders' Mandate would reduce substantially administrative time, effort and expenses associated with the convening of separate general meetings to seek shareholders' approval as and when potential Recurrent Related Party Transactions arise.

The authority given for Ordinary Resolutions 9 and 10 mentioned above unless revoked or varied at a general meeting, will expire at the conclusion of the next AGM of the Company. Further information on Ordinary Resolutions 9 and 10 is set out in the Circular to Shareholders of the Company dated 27 December 2013 which is despatched together with the Company's 2013 Annual Report.

NOTIS MESYUARAT

Adalah dimaklumkan bahawa Mesyuarat Agung Tahunan Syarikat yang Ke-Empat Puluh Satu akan diadakan di Pejabat Berdaftar, Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak, Malaysia pada hari Rabu, 19 Februari 2014 pukul 12.00 tengah hari untuk tujuan-tujuan berikut:

AGENDA

Sebagai Urusan Biasa

1. Untuk menerima dan mempertimbangkan penyata kewangan bagi tahun berakhir 30 September 2013 berserta laporan Pengarah dan Juruaudit. **(Sila rujuk Nota 1)**

2. Untuk meluluskan pembayaran dividen satu peringkat akhir sebanyak 35 sen sesaham. **(Resolusi Biasa 1)**

3. Untuk mencalonkan semula para Pengarah berikut yang bersara mengikut giliran menurut Artikel 91(A) Tataurusan Pertubuhan Syarikat:

   (i) Roy Lim Kiam Chye **(Resolusi Biasa 2)**

   (ii) Dato' Lee Hau Hian **(Resolusi Biasa 3)**

4. Untuk mencalonkan semula Tan Sri Azlan Bin Mohd Zainol yang bersara menurut Artikel 91(E) Tataurusan Pertubuhan Syarikat. **(Resolusi Biasa 4)**

5. Untuk mempertimbangkan dan jika difikirkan sesuai, meluluskan resolusi menurut Seksyen 129(6) Akta Syarikat, 1965 bagi mencalonkan semula para Pengarah yang berikut untuk memegang jawatan sehingga Mesyuarat Agung Tahunan Syarikat yang berikutnya:

   (i) Tan Sri Datuk Seri Utama Thong Yaw Hong **(Resolusi Biasa 5)**

   (ii) R. M. Alias **(Resolusi Biasa 6)**

6. Untuk menetapkan dan meluluskan yuran para Pengarah bagi tahun berakhir 30 September 2013 berjumlah RM1,345,617 (2012: RM1,390,000). **(Resolusi Biasa 7)**

7. Untuk melantik semula Juruaudit dan memberi kuasa kepada para Pengarah untuk menetapkan bayaran mereka. **(Resolusi Biasa 8)**

Sebagai Urusan Khas

Untuk mempertimbangkan dan jika difikirkan sesuai, meluluskan Resolusi-Resolusi berikut:

8. **CADANGAN KUASA UNTUK SYARIKAT MEMBELI BALIK SAHAM SYARIKAT** **(Resolusi Biasa 9)**

   "BAHAWA kuasa diberikan kepada Syarikat untuk membeli balik bilangan agregat saham bernilai RM1.00 sesaham dalam Syarikat (Kuasa untuk Membeli Balik Saham) sepertimana yang ditentukan oleh para Pengarah dari semasa ke semasa melalui Bursa Malaysia Securities Berhad (Bursa Malaysia) berdasarkan terma dan syarat yang dianggap wajar oleh para Pengarah dan dilakukan demi kepentingan Syarikat dengan syarat pada masa pembelian bilangan agregat saham yang dibeli dan/atau dipegang oleh Syarikat sebagai saham perbendaharaan menurut resolusi ini adalah dihadkan supaya tidak melebihi 10% daripada modal saham Syarikat yang telah diterbitkan dan berbayar dan dana maksimum yang diperuntukkan kepada Kuasa untuk Membeli Balik Saham tidak boleh melebihi keuntungan tersimpan

Syarikat yang terkini dan telah diaudit; DAN BAHAWA para Pengarah diberikan kuasa untuk membatalkan saham yang dibeli dan/atau mengekalkan saham yang dibeli sebagai saham perbendaharaan yang boleh diagihkan sebagai dividen kepada para pemegang saham Syarikat dan/atau dijual semula di Bursa Malaysia dan/atau dibatalkan;

DAN BAHAWA para Pengarah adalah dan dengan ini diberi kuasa sepenuhnya untuk melaksanakan semua tindakan dan perkara yang sedemikian bagi Kuasa untuk Membeli Balik Saham, termasuk mematuhi sebarang syarat, pengubahsuaian, penilaian semula, variasi dan/atau pindaan (jika ada) sepertimana yang dikenakan oleh pihak-pihak berkuasa yang berkenaan; DAN BAHAWA Kuasa tersebut akan bermula selepas resolusi biasa ini diluluskan dan akan tamat pada masa penutupan Mesyuarat Agung Tahunan (MAT) Syarikat yang berikutnya, berikutan kelulusan resolusi biasa ini atau penamatan tempoh di mana MAT yang berikutnya sepatutnya diadakan mengikut syarat undang-undang (melainkan ditarik balik lebih awal atau diubah melalui resolusi biasa pemegang saham Syarikat dalam mesyuarat agung), namun tidak boleh menggugat penyempurnaan pembelian oleh Syarikat sebelum tarikh akhir yang dinyatakan dan, dalam apa jua keadaan, menurut peruntukan garis panduan yang dikeluarkan oleh Bursa Malaysia atau pihak berkuasa lain yang berkenaan."

9. **CADANGAN MANDAT PEMEGANG SAHAM UNTUK TRANSAKSI PIHAK BERKAITAN BERULANGAN** **(Resolusi Biasa 10)**

"BAHAWA kelulusan diberikan kepada Syarikat dan/atau syarikat subsidiarinya untuk melakukan transaksi yang melibatkan pendapatan atau perdagangan dengan pihak berkaitan berulangan. Transaksi sebegini adalah penting bagi operasi harian Syarikat dan/atau subsidiarinya, dan hendaklah dilaksanakan semasa urusan perniagaan yang biasa mengikut terma-terma komersial yang biasa yang tidak memberikan kelebihan kepada pihak yang berkaitan selain daripada yang biasanya tersedia kepada pihak umum dan tidak menggugat kepentingan pemegang saham minoriti sepertimana yang dinyatakan dalam Lampiran Bahagian B Surat Pekeliling Syarikat kepada Pemegang Saham bertarikh 27 Disember 2013 (Mandat);

DAN BAHAWA para Pengarah adalah dan dengan ini diberi kuasa untuk melaksanakan semua tindakan dan perkara (termasuk menandatangani semua dokumen yang diperlukan) yang dianggap perlu atau penting bagi melaksanakan sepenuhnya Mandat, termasuk mematuhi apa-apa syarat, pengubahsuaian, penilaian semula, variasi dan/atau pindaan (jika ada) sepertimana yang dikenakan oleh pihak-pihak berkuasa yang berkenaan; DAN BAHAWA Mandat tersebut akan bermula selepas kelulusan resolusi biasa ini dan akan tamat pada masa penutupan Mesyuarat Agung Tahunan (MAT) Syarikat yang berikutnya, berikutan kelulusan resolusi biasa ini atau penamatan tempoh di mana MAT yang berikutnya sepatutnya diadakan mengikut undang-undang, tetapi tidak dilanjutkan sepertimana yang dibenarkan menurut Seksyen 143(2) Akta Syarikat, 1965 (melainkan ditarik balik lebih awal atau diubah melalui resolusi biasa pemegang saham Syarikat dalam mesyuarat agung)."

Dengan Perintah Lembaga Pengarah
YAP MIOW KIEN
FAN CHEE KUM
Setiausaha Syarikat

Ipoh, Perak
Malaysia.

27 Disember 2013

Nota:

(1) Agenda 1

Perkara ini bertujuan untuk perbincangan sahaja sepertimana Seksyen 169(1) Akta Syarikat, 1965 dan Tataurusan Pertubuhan Syarikat, Penyata Kewangan yang Diaudit akan dibentangkan di Mesyuarat Agung Tahunan dan tidak memerlukan kelulusan rasmi para pemegang saham. Oleh yang demikian, perkara ini tidak akan dibentangkan untuk undian.

(2) Ahli-ahli yang Layak Hadir

Hanya ahli-ahli yang namanya tercatat dalam Daftar Ahli dan Rekod Penyimpan Mesyuarat Agung pada 12 Februari 2014 berhak untuk hadir, bersuara dan mengundi di dalam mesyuarat.

(3) Pelantikan Proksi

(a) Ahli Syarikat yang layak untuk hadir dan mengundi pada mesyuarat ini berhak melantik seorang proksi untuk hadir dan mengundi bagi pihaknya. Seseorang proksi mungkin tetapi tidak semestinya ahli Syarikat dan peruntukan Seksyen 149 (1)(b) Akta Syarikat, 1965 tidak diguna pakai oleh Syarikat. Seseorang ahli tidak boleh melantik lebih daripada dua (2) proksi untuk menghadiri mesyuarat yang sama. Sekiranya ahli melantik dua (2) proksi, pelantikan tersebut dianggap tidak sah melainkan ahli telah menetapkan bahagian pegangannya yang akan diwakili oleh setiap proksi.

(b) Sekiranya seseorang ahli telah melantik proksi untuk menghadiri mesyuarat agung tetapi akhirnya memilih untuk menghadiri sendiri, pelantikan proksi tersebut akan dianggap batal dan tidak sah dalam mesyuarat tersebut dan proksi itu juga tidak layak untuk menghadiri mesyuarat tersebut.

(c) Bagi nomini yang sah sebagai ahli Syarikat sepertimana yang didefinisikan dalam Akta Perindustrian Sekuriti (Depositori Pusat) 1991 (SICDA), beliau adalah layak melantik tidak melebihi dua (2) proksi bagi setiap akaun sekuriti yang dipegangnya dalam saham biasa Syarikat, dalam unit berdasarkan kredit akaun sekuriti tersebut.

(d) Bagi nomini yang sah berkecualian sebagai ahli Syarikat yang memegang saham biasa dalam Syarikat bagi beberapa pihak pemilik benefisial dalam satu (1) akaun sekuriti (akaun omnibus), tiada had proksi yang boleh dilantik bagi setiap akaun omnibus yang dipegang. Nomini yang sah berkecualian merujuk kepada nomini yang sah yang didefinisikan di bawah SICDA yang dikecualikan daripada mematuhi peruntukan Subseksyen 25A(1) SICDA.

(e) Di mana ahli atau nomini yang sah melantik dua (2) proksi, atau di mana nomini yang sah berkecualian melantik dua (2) atau lebih proksi, bahagian pegangan saham yang diwakili oleh setiap proksi hendaklah ditetapkan dalam instrumen pelantikan proksi tersebut.

(f) Salinan instrumen pelantikan proksi yang dihantar melalui faks atau e-mel tidak akan diterima melainkan instrumen pelantikan tersebut, yang ditandatangani dan diiktiraf oleh kuasa perwakilan atau pihak berkuasa yang lain (jika ada) disampaikan ke Pejabat Berdaftar Syarikat dalam tempoh tidak kurang dari 48 jam sebelum waktu yang ditetapkan untuk mesyuarat.

(4) Pengagihan dan Pembayaran Dividen

Pengagihan dan Pembayaran Dividen satu peringkat akhir, jika diluluskan, akan dibayar pada 18 Mac 2014 kepada semua pemegang saham yang namanya tercatat di dalam Daftar Ahli pada 24 Februari 2014.

Seseorang Pendeposit di Bursa Malaysia Depository Sdn Bhd akan layak untuk menerima dividen hanya jika:

(a) Saham yang didepositkan ke dalam akaun sekuriti Penyimpan sebelum 12.30 petang pada 20 Februari 2014 adalah berkenaan saham yang dikecualikan dari Deposit Mandatori;

(b) Saham yang dipindahkan ke akaun sekuriti Pendeposit sebelum 4.00 petang pada 24 Februari 2014 adalah berkaitan pemindahan; dan

(c) Saham yang dibeli di Bursa Malaysia Securities Berhad berdasarkan keperluan dan kelayakan menurut Undang-Undang Bursa Malaysia Securities Berhad.

(5) Urusan Khas

(a) **Cadangan Kuasa Beli Balik Saham**

Resolusi Biasa 9 yang dicadangkan di bawah Perkara 8 Agenda, jika diluluskan, adalah untuk memberi kuasa kepada Syarikat untuk membeli balik saham Syarikat melalui Bursa Malaysia Securities Berhad pada bila-bila masa dalam tempoh yang ditetapkan dengan menggunakan dana yang diperuntukkan daripada keuntungan tersimpan Syarikat yang telah diaudit.

(b) **Cadangan Mandat Pemegang Saham**

Resolusi Biasa 10 yang dicadangkan di bawah Perkara 9 Agenda, jika diluluskan, akan membolehkan Kumpulan melakukan Transaksi Pihak Berkaitan yang berulangan yang melibatkan pendapatan atau perdagangan dalam urusan perniagaan biasa yang diperlukan untuk operasi harian Kumpulan dan dilakukan mengikut terma-terma komersial biasa yang tidak melebihkan pihak yang berkaitan berbanding dengan yang biasanya tersedia ada untuk pihak umum dan tidak menggugat kepentingan pemegang saham minoriti Syarikat.

Pemerolehan Mandat Pemegang Saham yang dicadangkan dijangka berupaya mengurangkan masa, usaha dan perbelanjaan pentadbiran yang sering dikaitkan dengan mesyuarat agung yang berasingan untuk memperolehi kelulusan pemegang saham apabila ketimbuhan Transaksi Pihak Berkaitan yang berulangan.

Kuasa yang diberikan untuk Resolusi Biasa 9 dan 10 yang dinyatakan di atas, melainkan ditarik balik atau diubah pada mesyuarat agung, akan tamat pada penutupan MAT Syarikat yang berikutnya. Maklumat lanjut mengenai Resolusi Biasa 9 dan 10 dapat diperolehi dalam Surat Pekeliling kepada Pemegang Saham Syarikat bertarikh 27 Disember 2013 yang dihantar bersama dengan Laporan Tahunan Syarikat 2013.

PROXY FORM

KUALA LUMPUR KEPONG BERHAD (15043-V)

No. of Shares Held	CDS Account No.	Tel. No.	Fax No.

I/We ....
(Full Name in Block Letters)

NRIC/Passport/Company No. ....

of ....
being (a) member(s) of KUALA LUMPUR KEPONG BERHAD hereby appoint

.... NRIC/Passport No. ....
(Full Name in Block Letters)

or .... NRIC/Passport No. ....
(Full Name in Block Letters)

or failing him THE CHAIRMAN OF THE MEETING as my/our proxy/proxies to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak on Wednesday, 19 February 2014 at 12.00 noon and at any adjournment thereof, and to vote as indicated below:

Resolution	Relating to:	For	Against
1	Declaration of Final Single Tier Dividend		
	Re-election of Directors pursuant to Article 91(A) of the Company's Articles of Association:		
2	Roy Lim Kiam Chye		
3	Dato' Lee Hau Hian		
4	Re-election of Tan Sri Azlan Bin Mohd Zainol pursuant to Article 91(E) of the Company's Articles of Association		
	Re-appointment of Directors pursuant to Section 129(6) of the Companies Act, 1965:		
5	Tan Sri Datuk Seri Utama Thong Yaw Hong		
6	R. M. Alias		
7	Directors' fees		
8	Re-appointment and Remuneration of Auditors		
9	Proposed Authority to Buy Back Shares		
10	Proposed Shareholders' Mandate for Recurrent Related Party Transactions		

Please indicate with a tick (√) how you wish your vote to be cast

For appointment of two (2) proxies, percentage of shareholding to be represented by the proxies:	
	Percentage (%)
Proxy 1	
Proxy 2	

....
Signature/Common Seal of Shareholder

Date: ....

Notes:

(a) A member of the Company entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his stead. A proxy may but need not be a member of the Company and the provision of Section 149 (1)(b) of the Companies Act, 1965 shall not apply to the Company. A member shall not be entitled to appoint more than two (2) proxies to attend at the same meeting. Where a member appoints two (2) proxies, the appointments shall be invalid unless he specifies the proportion of his holdings to be represented by each proxy.

(b) If a member having appointed a proxy to attend a general meeting attends such meeting in person, the appointment of such proxy shall be null and void in respect of such meeting and his proxy shall not be entitled to attend such meeting.

(c) Where a member of the Company is an authorised nominee as defined in the Securities Industry (Central Depositories) Act, 1991 (SICDA), it may appoint not more than two (2) proxies in respect of each securities account it holds in ordinary shares of the Company standing to the credit of the said securities account.

(d) Where a member of the Company is an exempt authorised nominee which holds ordinary shares in the Company for multiple beneficial owners in one (1) securities account (omnibus account), there is no limit to the number of proxies which the exempt authorised nominee may appoint in respect of each omnibus account it holds. An exempt authorised nominee refers to an authorised nominee defined under SICDA which is exempted from compliance with the provisions of Subsection 25A(1) of SICDA.

(e) Where a member or the authorised nominee appoints two (2) proxies, or where an exempt authorised nominee appoints two (2) or more proxies, the proportion of shareholdings to be represented by each proxy must be specified in the instrument appointing the proxies.

(f) Faxed or emailed copies of the duly executed proxy form are not acceptable unless the instrument appointing a proxy, with the power of attorney or other authority (if any) under which it is signed and authorised is deposited at the Registered Office of the Company not less than 48 hours before the time set for the meeting.

(g) Only members whose names appear in the Register of Members and General Meeting Record of Depositors as at 12 February 2014 will be entitled to attend, speak and vote at the meeting.

FOLD HERE

FOLD HERE

AFFIX
STAMP HERE

THE COMPANY SECRETARIES
KUALA LUMPUR KEPONG BERHAD
WISMA TAIKO
1 JALAN S.P. SEENIVASAGAM
30000 IPOH, PERAK
MALAYSIA

FOLD HERE

DIRECTORY

PLANTATIONS

Head Office
Wisma Taiko
1 Jalan S.P. Seenivasagam
30000 Ipoh
Perak, Malaysia
Tel : +605-241 7844
Fax : +605-253 5018
Email : contactus@klk.com.my
Website : www.klk.com.my

Main Office (Sabah)
Mile 40 Tawau
Semporna Highway
91000 Tawau
Sabah, Malaysia
Tel : +6089-975 111
Fax : +6089-975 445
Email : kdc@klk.com.my

Main Office (Jakarta)
Komplek Ruko Puri Mutiara
Block C, No. 3, 5, 6 & 7
Sunter Griya
Jakarta Utara 14350, Indonesia
Tel : +62 21 6531 0746
Fax : +62 21 6531 0749
Email : ahmir.r@klk.com.my

PROPERTY

KL-Kepong Country Homes Sdn Bhd
Suite 1A-1, Level 1
Menara KLK
1 Jalan PJU 7/6
Mutiara Damansara
47810 Petaling Jaya
Selangor, Malaysia
Tel : +603-7726 1868
Fax : +603-7726 2868
Email : klkpd@unifi.my

OLEOCHEMICALS

Group Manufacturing Corporate Office
Level 8, Menara KLK
1 Jalan PJU 7/6
Mutiara Damansara
47810 Petaling Jaya
Selangor, Malaysia
Tel : +603-7809 8833
Fax : +603-7725 9858
Email : enquiry@klkoleo.com.my
Website : www.klkoleo.com.my

Palm-Oleo Sdn Bhd
Lot 1245
Kundang Industrial Estate
48020 Rawang
Selangor, Malaysia
Tel : +603-6034 4800
Fax : +603-6034 1279

KSP Manufacturing Sdn Bhd
Palmamide Sdn Bhd
Lot 1245
Kundang Industrial Estate
48020 Rawang
Selangor, Malaysia
Tel : +603-6034 1218
Fax : +603-6034 3090

KL-Kepong Oleomas Sdn Bhd
25 Jalan Sungai Pinang 5/18
Seksyen 5, Fasa 2D
Taman Perindustrian Pulau Indah
42920 Pelabuhan Klang
Selangor, Malaysia
Tel : +603-3101 2633
Fax : +603-3101 3299

Palm-Oleo (Klang) Sdn Bhd
Lot 1, Solok Waja 3
Bukit Raja Industrial Estate
P.O. Box 83
41070 Klang
Selangor, Malaysia
Tel : +603-3341 2115
Fax : +603-3342 7877

Kolb Group
Maienbrunnenstrasse 1
P.O.Box 64
CH-8908 Hedingen
Switzerland
Tel : +41 44 762 4646
Fax : +41 44 762 4600
Email : info@kolb.ch
Website : www.kolb.ch

KLK Emmerich GmbH
P.O. Box 100963
46429 Emmerich am Rhein
Steintor 9, 46446 Emmerich am Rhein
Germany
Tel : +49 0 2822 720
Fax : +49 0 2822 72 276
Email : enquiry@klkoleo.com.my
Website : www.klkoleo.com.my

KLK Oleo (Shanghai) Co Ltd
Room 1603 -1608
Liziyuan Tower, 16th Floor, No. 4711
Jiaotong Road
Shanghai 200331
People's Republic of China
Tel : +86 21 3636 1130
Fax : +86 21 3636 1163
Email : enquiry@klkoleo.com.cn

KUALA LUMPUR KEPONG BERHAD
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak, Malaysia
Tel : +605-241 7844
Fax : +605-253 5018
Website : www.klk.com.my

Printed on Environmentally Friendly Paper

KUALA LUMPUR KEPONG BERHAD
(15043-V)

ANNUAL REPORT
Abridged Version

2013



CONTENTS

Corporate Profile	2
41st Annual General Meeting & Financial Calendar	3
Key Indicators	4
Financial Highlights	5
Group Highlights	6
5-Year Plantation Statistics	8
Chairman's Statement	10
CEO's Review of Operations	14
Integrated Business Value Chain	22
Corporate Responsibility	23
Consolidated Statement of Profit or Loss	32
Consolidated Statement of Other Comprehensive Income	33
Consolidated Statement of Financial Position	34
Notice of Meeting	35
Proxy Form	
Request Form	

CORPORATE PROFILE

KUALA LUMPUR KEPONG BERHAD (KLK), a company incorporated in Malaysia, is listed on the Main Market of Bursa Malaysia Securities Berhad with a market capitalisation of approximately RM24.07 billion at the end of September 2013.

Started as a plantation company more than 100 years ago, plantations (oil palm and rubber) still lead as KLK's core business activity. Through various strategic acquisitions and sound management, the Group's plantation land bank now stands close to 250,000 hectares spread across Malaysia (Peninsular and Sabah) and Indonesia (Belitung Island, Sumatra, Central and East Kalimantan). The Group has also made inroads into Papua New Guinea and Liberia with plans to develop oil palm plantations.

Since the 1990s, the Group has diversified into resource-based manufacturing (oleochemicals, derivatives and specialty chemicals) and vertically integrated its upstream and downstream businesses. The KLK Group expanded its manufacturing operations through organic growth, joint-ventures and acquisitions in Malaysia, the People's Republic of China, Switzerland, Germany and The Netherlands resulting in internationally scaled oleochemicals operations.

The 1990's also saw the Group capitalising on the strategic location of its land bank in Peninsular Malaysia by branching into property development.

41ST ANNUAL GENERAL MEETING

VENUE	:	Wisma Taiko 1 Jalan S.P. Seenivasagam 30000 Ipoh, Perak, Malaysia
DATE	:	19 February 2014
TIME	:	12.00 noon

FINANCIAL CALENDAR

FINANCIAL YEAR END	**30 September 2013**
ANNOUNCEMENT OF RESULTS	
First Quarter	20 February 2013
Second Quarter	22 May 2013
Third Quarter	20 August 2013
Fourth Quarter	20 November 2013
PUBLISHED ANNUAL REPORT AND FINANCIAL STATEMENTS	
Notice of Annual General Meeting	27 December 2013
41st Annual General Meeting	19 February 2014
DIVIDENDS	
Interim	
Announcement	22 May 2013
Entitlement Date	23 July 2013
Payment Date	14 August 2013
Final	
Announcement	20 November 2013
Entitlement Date	24 February 2014
Payment Date	18 March 2014

KEY INDICATORS

REVENUE

RM9.15 BILLION

PROFIT BEFORE TAXATION

RM1.20 BILLION

EARNINGS PER SHARE

86 SEN

SHARE PRICE*

RM22.60

MARKET CAPITALISATION*

RM24.07 BILLION

DIVIDEND PER SHARE

50 SEN

*At 30 September 2013

FINANCIAL HIGHLIGHTS

EARNINGS PER SHARE (SEN)



0 30 60 90 120 150
2013 86.2
2012 113.7
2011 147.6
2010 95.1
2009 57.5

SHAREHOLDERS' FUNDS (RM BILLION)



0 1 2 3 4 5 6 7 8
2013 7.53
2012 7.11
2011 7.07
2010 6.01
2009 5.63

DIVIDEND YIELD (%)



0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0
2013 2.2
2012 2.9
2011 4.0
2010 3.5
2009 2.9

DIVIDEND PAYOUT RATIO (%)



0 10 20 30 40 50 60 70 80
2013 58.0
2012 57.2
2011 57.6
2010 63.1
2009 69.5

RETURN ON EQUITY (%)



0 5 10 15 20 25
2013 12.2
2012 17.0
2011 22.2
2010 16.9
2009 10.9

RETURN ON TOTAL ASSETS (%)



0 3 6 9 12 15
2013 7.8
2012 10.6
2011 14.3
2010 11.0
2009 7.1

NET TANGIBLE ASSETS PER SHARE (RM)



0 1 2 3 4 5 6 7 8
2013 6.78
2012 6.39
2011 6.33
2010 5.34
2009 4.98

NET DEBT TO EQUITY (%)



0 2 4 6 8 10
2013 7.7
2012 1.7
2011 5.9
2010 7.2
2009 8.1

GROUP HIGHLIGHTS

		2013
Financial		
Revenue	(RM'000)	9,147,325
Profit:		
- before taxation	(RM'000)	1,199,767
- attributable to equity holders of the Company	(RM'000)	917,743
Earnings per share	(sen)	86.2
Dividend per share (single tier)	(sen)	50.0
Net tangible assets	(RM'000)	7,217,191
Net tangible assets per share	(RM)	6.78
Key Corporate Ratios		
Dividend Yield[1]	(%)	2.2
Dividend Payout Ratio[2]	(%)	58.0
Return on Equity[3]	(%)	12.2
Return on Total Assets[4]	(%)	7.8
Net Debt to Equity[5]	(%)	7.7

(1) Based on Dividend expressed as a percentage of KLK Share Price as at 30 September
(2) Based on Dividend expressed as a percentage of Basic Earnings Per Share
(3) Based on Net Profit attributable to Equity Holders expressed as a percentage of Total Equity attributable to Equity Holders

Production		
Fresh Fruit Bunches	(mt)	3,608,636
Rubber	('000 kg)	17,531

Quarterly Financial		Year 2013
Revenue	(RM'000)	9,147,325
Operating profit	(RM'000)	1,267,237
Profit before taxation	(RM'000)	1,199,767
Profit attributable to equity holders of the Company	(RM'000)	917,743
Earnings per share - basic	(sen)	86.2
Dividend per share	(sen)	50

2012	2011	2010	2009
10,570,188	10,743,252	7,490,626	6,658,308
1,560,436	2,066,205	1,382,832	887,362
1,211,244	1,571,413	1,012,340	612,500
113.7	147.6	95.1	57.5
65.0	85.0	60.0	40.0
6,803,553	6,735,910	5,683,265	5,305,482
6.39	6.33	5.34	4.98

2.9	4.0	3.5	2.9
57.2	57.6	63.1	69.5
17.0	22.2	16.9	10.9
10.6	14.3	11.0	7.1
1.7	5.9	7.2	8.1

(4) Based on Net Profit attributable to Equity Holders expressed as a percentage of Total Assets

(5) Based on Net Debt (being Total Borrowings less Cash and Cash Equivalents) expressed as a percentage of Total Equity attributable to Equity Holders

3,259,342	3,288,974	3,176,106	2,859,929
18,997	20,847	23,005	22,381

Fourth Quarter	Third Quarter	Second Quarter	First Quarter
2,414,800	2,176,018	2,235,550	2,320,957
344,154	245,144	307,797	370,142
332,707	228,890	284,560	353,610
258,005	189,162	209,657	260,919
24.2	17.8	19.7	24.5
35	-	15	-

5-YEAR PLANTATION STATISTICS

		2013
OIL PALM		
FFB production		
- own estates	(mt)	3,608,636
- sold	(mt)	142,189
- purchased	(mt)	940,925
- total processed	(mt)	4,407,372
Yield per mature hectare	(mt FFB)	22.51
Profit per mature hectare		
(before replanting expenditure)	(RM)	4,599
Average selling prices:		
Refined palm products	(RM/mt ex-refinery)	2,460
Crude palm oil	(RM/mt ex-mill)	2,275
Palm kernel oil	(RM/mt ex-mill)	2,225
Palm kernel cake	(RM/mt ex-mill)	401
Palm kernels	(RM/mt ex-mill)	1,105
FFB	(RM/mt)	317
RUBBER		
Production		
- own estates	('000 kg)	17,531
- sold	('000 kg)	189
- purchased	('000 kg)	2,104
- total processed	('000 kg)	19,446
Yield per mature hectare	(kg)	1,166
Profit per mature hectare		
(before replanting expenditure)	(RM)	3,577
Average selling price		
(net of cess)	(sen/kg)	942
PLANTED AREA (Weighted average hectares):		
OIL PALM		
Mature		160,328
Immature		35,904
RUBBER		
Mature		15,029
Immature		3,670
TOTAL PLANTED AREA		214,931

5-YEAR PLANTATION STATISTICS

2012	2011	2010	2009
3,259,342	3,288,974	3,176,106	2,859,929
122,673	84,602	77,875	73,997
819,796	653,200	734,864	893,143
3,956,465	3,857,572	3,833,095	3,679,075
21.33	22.17	22.40	22.87
7,218	9,783	7,061	7,326
3,220	3,317	2,517	2,174
2,829	2,958	2,402	2,309
3,295	4,611	2,810	2,167
286	406	187	192
1,580	2,141	1,291	1,181
506	626	511	433
18,997	20,847	23,005	22,381
-	165	-	49
2,524	2,634	2,416	2,764
21,521	23,316	25,421	25,096
1,191	1,214	1,233	1,367
7,210	10,466	6,718	3,467
1,220	1,409	980	683
152,829	148,358	141,819	125,041
39,595	38,726	38,732	29,457
15,957	17,175	18,662	16,369
3,623	4,057	5,405	4,140
212,004	208,316	204,618	175,007

CHAIRMAN'S STATEMENT

R. M. ALIAS
Chairman

Lacklustre economic and industry trends continued to dominate the operating scene for the Group. Prices of commodities were influenced by slower economic growth which had weakened demand in several key emerging market economies, as well as a more protracted recession in the eurozone. The palm oil industry had to contend with the stocks overhang situation from last year causing prices to be contained below RM2,400 for a substantial part of the period under review.

In spite of the challenging environment, we managed to strike a balance between staying the course in certain areas of our business, and re-alignment of under-performing areas. As a result, KLK remains financially sound and flexible to navigate the unpredictability. With a combination of capable management and a healthy balance sheet, KLK is well placed to invest in new projects while maintaining focus on ensuring that the existing asset base is well managed.

OPERATING LANDSCAPE

While having to deal with the effects of the slow global economic recovery, we had to grapple with a range of other issues such as social regulations and statutory restrictions in countries of our operations. Although we had fended off allegations of open fire burning and child labour practices, we remain vigilant of the risk posed by such allegations. For purpose of good corporate governance, we have, and will continue to constructively engage with various stakeholders to keep them abreast of key developments in all areas of our business.

The Indonesian Government had at the end of September 2013, announced a new decree which limits ownership of palm oil estates to 100,000 hectares per company or group. Notwithstanding that we have already exceeded this threshold, and the rising cost of doing business, Indonesia has always been, and will remain, a key growth area for the Group. Our future strategy for the region will now focus more on organic rather than acquisitive growth.

FINANCIAL PERFORMANCE

Against these industry challenges, the financial results for the year were reflective of the environment in which the Group operated. The Group net profit at RM917.74 million was down by 24.2%, translating to an earnings per share of 86.2 sen.

Plantations

For the financial year in review, the Plantations sector, the main core business, recorded a pre-tax profit of RM791.15 million which is a dip of 33.3% from last year. The substantial lower average prices achieved for palm products and rubber were the chief reasons for the drop in performance for the sector.

Product		Average Selling Prices FY2013	Average Selling Prices FY2012	Difference (%)
Crude Palm Oil (CPO) (ex-mill)	RM/mt	**2,275**	2,829	- 20
Palm Kernel (ex-mill)	RM/mt	**1,105**	1,580	- 30
Rubber (net of cess)	RM/kg	**9.42**	12.20	- 23

Manufacturing

The core contributor in our Manufacturing sector, the Oleochemicals division was able to benefit from timely purchases of lower priced raw materials, resilient fatty alcohol business and the turnaround of our China operations. These factors attributed to its impressive and encouraging performance for the Manufacturing sector with a pre-tax profit of RM320.34 million for the financial year, a jump of 92.1% from the previous year.

Property

We continue to recognise profits from the seven different products launched during the period between April 2011 to August 2012 for our Bandar Seri Coalfields project. The Property sector recorded a commendable pre-tax profit of RM83.63 million, more than double its contribution from the year before.

DELIVERING SHAREHOLDERS' VALUE

As part of the Group's on-going efforts to return value to shareholders, the Group has paid out an interim single tier dividend of 15 sen per share on 14 August 2013.

The Board is proposing a final single tier dividend of 35 sen per share, which together with the interim dividend makes a total for the year of 50 sen. Total payout of RM532.48 million will account to 58.0% of the year's net profit.

Our cash generation remains strong with net gearing ratio at 7.7%. We will continue to strive to maintain an optimal balance between a reasonable return to our shareholders and conserving sufficient resources to support the long term growth of the Group.

EXPANSION OF LANDBANK

As we embark on our strategy to strengthen our portfolio and reach outside of Malaysia and Indonesia, I am pleased to inform that we had in December 2012 concluded the acquisition of a subsidiary which holds special agricultural business leases of land in Papua New Guinea. We will commence operations after concluding the social and environmental studies in the area.

Following Papua New Guinea, we are also making inroads into Liberia pursuant to the acquisition of 50.0% equity interest in Liberian Palm Developments Ltd (LPD) in November 2013. The remaining 50.0% equity interest in LPD is held by Equatorial Palm Oil plc (EPO). We had also concurrently acquired approximately 54.8% equity stake in EPO, thus increasing our effective interest in LPD to 77.4%. LPD currently has a planted oil palm area of 3,750 hectares with close to 20,000 hectares projected to be planted within the next five years.

With these two strategic long term investments in Papua New Guinea and Liberia, we would be able to spread our geographical risk in addition to ensuring long term and sustainable growth of the Plantations sector.

ACCOLADE RECEIVED

For the second year running, the Company was awarded the "Most Profitable Company (Highest Return on Equity over Three Years)" in the Plantation Sector at The EDGE Billion Ringgit Club Corporate Awards 2013. This industry recognition was a reflection of accumulated results of team work, perseverance, determination and commitment of each and every employee in the KLK Group over the years.

COMMITMENT TOWARDS SUSTAINABLE DEVELOPMENT

Our journey to obtain Roundtable on Sustainable Palm Oil (RSPO) certification in Malaysia that began in 2008 has finally come to fruition. All of our operating centres in Malaysia are either certified or audited for purpose of RSPO certification at the end of September 2013 and have the capacity to produce up to 575,000 mt of certified sustainable palm oil (CSPO).

This achievement was made possible with the full support of all operating centres. These certifications mark the beginning of a long journey in delivering our commitment to ensure the future health of our own business, the wider industry, the customers we serve and the communities we visit.

Other complementary sustainability certifications being pursued are the RSPO Supply Chain Certification System (SCCS), Indonesian Sustainable Palm Oil (ISPO), International Sustainability and Carbon Certification (ISCC) and Renewable Fuel Standard (a requirement by the US Environment Protection Agency). Come 2014, we will also embark on the Malaysian Sustainable Palm Oil (MSPO) certification. These certifications will be obtained depending on business needs and customer requirements.

CORPORATE RESPONSIBILITY

Corporate responsibility underpins the responsible and sustainable delivery of our key business drivers and, as such, is an integral part of achieving our overall strategy. By doing business responsibly and building relationships with customers and the communities, we are managing our risks and ensuring that we will be around for the long term to deliver on our commitments.

Our corporate responsibility activities are embedded into our business practices and long terms programmes, and also include strategic philanthropic deeds. Such activities include ensuring that education is made available to the children of our workers through schools built in our operating centres. These schools were formed in partnerships with Humana Child Aid Society of Sabah and Indonesia Heritage Foundation. Improving infrastructure for the benefit of the communities living in the surrounding areas of our estates is another one of the Group's key initiatives which demonstrate our commitment to corporate responsibility.

STRATEGIC OUTLOOK

We foresee the 2013/2014 period to remain challenging with uncertain market conditions. Structural bottlenecks in infrastructure, labour markets and investment are expected to contribute to the slowdown in many emerging markets. However, our priorities are clear. With our resilient business model, we will remain focused to deliver value for shareholders and enhance our core capabilities in order to optimise our operations to ensure the sustainability and long term growth of the Group.

For our Plantations sector, we are projecting an improvement in yields with increasing oil palm mature areas in Indonesia and improvement in our oil extraction rates. We will maintain a disciplined planting programme, increase productivity and reduce dependency on labour with more mechanisation.

The Oleochemicals division will remain focused on consolidating and improving its existing business segments by working on a number of expansion projects, both in Malaysia and abroad, which will eventually increase the Group's oleochemicals capacities. It will also continue to optimise the integrated value chain and driving both operational and cost efficiency.

BOARD COMPOSITION

Our Board continues to evolve and in May 2013, we were delighted to welcome Tan Sri Azlan bin Mohd Zainol as a new Independent Non-Executive Director. Having served as Chief Executive Officer of the Employees Provident Fund for more than 10 years, Tan Sri Azlan brings to the Board a wealth of valuable experience in the public sector.

IN APPRECIATION

"*In adversity, we find strength.*" To our employees and Management team - Your positive attitude, talents and strengths definitely shone through in the face of challenges before you. Everyone had stayed united, dedicated, committed and loyal while maintaining a sense of perspective to meet the needs of customers, trust and respect for others. On behalf of the Board, I thank you. My sincere hope is that these strengths are carried through in the future as we continue to forge forward towards new horizons of opportunity.

I would also like to offer my appreciation to our shareholders, customers, business partners, bankers and all stakeholders for their continued support and confidence towards the Group.

CEO'S REVIEW OF OPERATIONS

TAN SRI DATO' SERI LEE OI HIAN
Chief Executive Officer

The tough operating conditions during the last financial year had prepared us for a challenging and volatile 2012/2013 period. Slowdown in economic growth in major importing countries continued to affect demand for commodities and exerted pressure on prices. This was particularly so for palm oil with record high stocks build-up towards the end of 2012 to mid of 2013 and continued price distortions due to Indonesian export tax regime for crude palm oil (CPO).

On the positive side, our diversified portfolio allowed us to unlock other growth potential within the Group. With lower feedstock prices and strategically assessing the market needs, our oleochemical businesses were able to make significant strides and delivered strong returns, achieving their best performance to-date.

Our perseverance and experience in facing global macroeconomic uncertainties helped the Group to remain profitable at RM917.74 million with a turnover of RM9.15 billion. Going forward, we will continue to focus on leveraging on the Group's strong fundamentals while pursuing operational efficiencies at all business segments and strengthening our portfolio.

Results of Core Businesses:

Sector	Pre-tax Profit (RM'000)
Plantations	791,151
Manufacturing	320,337
Property	83,627
Total	**1,195,115**



PLANTATIONS

The Plantations sector had a difficult year, which saw profit declining by 33.3% to RM791.15 million on a turnover of RM4.13 billion. Other than the general impact of a sluggish global economy, much weaker prices for palm products were the key factors for the lower results. CPO prices continued to be weighed down by high export duties and under-pricing of refined oils by Indonesia. Malaysia had to restructure its own export duty on CPO to allow its ailing refineries to survive and compete. This created a positive effect of improving exports and the gradual tapering of stocks had lifted prices from the lows to the trading range of RM2,250/mt to RM2,350/mt which prevailed for most of the financial year.

The Group's selling prices of CPO continued to be diluted by the lower prices achieved in Indonesia with no protection from the high export duty. The average selling price of CPO was RM2,275/mt (ex-mill). The average price of palm kernels of RM1,105/mt (ex-mill) was similarly depressed by the high export duty on crude palm kernel oil in Indonesia and compounded by the huge geographical discount particularly in East Kalimantan which lacked crushing capacities.

Another tough area faced by the Group was the high cost factor. Mandatory annual wage increase for 2013 in Indonesia was quite hefty in most regions with the highest in East Kalimantan, which rose by 52.2%. During the financial year, Malaysia also implemented its minimum wage policy. Together with spending on various yield improvement projects, the cost of production was higher than what the Group had hoped to achieve in its budget. The Group still has to carry high costs in several of its maturing and younger areas where productivity is still low. However, as the benefit from the yield improvement projects starts to kick in with time, the improved productivity would help to mitigate rising costs. Going forward, a conscious effort would be made to improve labour efficiency. For the financial year, the average cost of FFB declined by 3.1% to RM230/mt (ex-estate) whilst CPO cost was unchanged at RM1,301/mt (ex-mill).

The refining and kernel crushing businesses of the Group returned a commendable contribution of RM50.73 million, doubling what it achieved the previous year. The Group's maiden refinery of 1,000 mt/day in Indonesia's Belitung Island was commissioned in late April 2013. This has provided some shelter to the high export duty on Indonesian CPO and it was satisfying to note that the refinery was able to capture positive margins and add value to the operations since its commissioning. Two other refineries under construction in Riau, Indonesia have been delayed by shortage of labour and supplies. Notwithstanding, they are nearing their commissioning dates; one in November 2013 and the other in April 2014.



Age Profile of Oil Palm Trees
At 30 September 2013


14%
17%
FY2013
193,235 ha
40%
29%
Immature
4-9 years
10-18 years
19 years
& above

Palm Age (Years)	Size (Hectares)	Percentage (%)
Immature	33,072	17
4-9	55,520	29
10-18	76,708	40
19 & Above	27,935	14
Total	**193,235**	**100**
Weighted Average Age for Group (years)		**11**

Geographical Location of Planted Areas
At 30 September 2013


27%
53%
FY2013
193,235 ha
20%
Peninsular
Malaysia
Sabah
Indonesia

OIL PALM

Performance

The oil palm sector contributed RM743.88 million, accounting for 93.4% of the total profit from estate operations and yielding a profit per average mature hectare of RM4,200 after replanting expenditure. The Group was able to contain the cost of production with the higher overall FFB yield despite having to withstand high costs in new maturing fields, particularly in Indonesia. In our joint venture operations in North

Sumatra where massive replanting has been done, yields are already improving, and most of the heavy expenditure has been incurred. We are optimistic that the rising yields will coincide with lower costs going forward. Similarly, in Central Kalimantan, previous unintended high cost is behind us and we will start the new financial year on a clean slate with expectation of improvement in yields and supported by a new palm oil mill to mitigate the previous low prices paid by third party mills.

FFB Production and OER

There was overall growth in the Group's FFB output by 10.7% to 3.61 million mt which came from steady improvement in Peninsular Malaysia, a strong recovery from tree stress in Sabah and new areas coming into harvest in Indonesia. FFB yield improved by 5.5% to 22.51 mt/ha and CPO yield moved up by 4.3% to 4.83 mt/ha. However, OER slipped a tick to 21.46% as wet weather particularly in Sabah and East Kalimantan had resulted in poor bunch formation of FFB. The challenge going forward would be to ensure fast rising yields in new fields amidst cost control.

RUBBER

With hardly any catalyst to motivate the rubber market, the average price achieved declined to RM9.42/kg, translating to a profit contribution of RM52.15 million after replanting expenditure and RM3,021 profit per average mature hectare.

Output continued to shrink by 7.7% to 17,531 mt with progressive replanting of the remaining 3,850 hectares of aging trees in Sumatra into oil palms targeted for completion by 2016. The low yields in Indonesia have dragged down overall output and yield to 1,166 kg/ha with corresponding increase in ex-estate cost to RM4.41/kg.

Rubber prices have stagnated at about RM8.00/kg due to the uncertain economic situation and burden of physical stocks.

OTHER DEVELOPMENTS

New Mills

Other than the earlier mentioned maiden refinery in Indonesia already commissioned in April 2013 and two others on-stream, we successfully commissioned a new 70 mt per hour palm oil mill in our Mulia Agro Permai (MAP) complex in Central Kalimantan in March 2013 to cater for the future growth expected from the region. Another new mill in the same region is under planning.

Our new mill in Stabat, North Sumatra is expected to be ready by end 2013 and in East Kalimantan, we have increased the capacity of the present mill to 90 mt per hour and in the process of building another, targeted for completion by end of 2014.

Other Value-Add Projects

During the financial year, we added a biogas capture plant in Belitung Island to capture methane gas through the anaerobic treatment of the palm oil mill effluent. The captured biogas will be able to provide power and electricity to the refinery and a newly commissioned kernel crushing plant with expectations of huge savings in terms of diesel substitution. Another biogas plant in Riau, Sumatra is near completion and is expected to come on-stream in the next financial year.

We continued to undertake other smaller value-added projects like bulking installations in Kalimantan to accommodate evacuation of products to support the upcoming new palm oil mills.

RESEARCH AND DEVELOPMENT (R&D)

KLK's associate company, Applied Agricultural Resources Sdn Bhd (AAR) provides the Group with technical support in terms of agronomy and advisory as well as testing new frontiers in research and development work. Scientific evaluations and experiments continue to be the main focus to ensure field practices are not only agronomically and economically sound, but also ecologically and environmentally friendly.

These experiments include efforts to minimise erosion and run-off losses during replanting operations. The results therefore showed that the quick establishment of a mixed legume system produced higher oil palm yields in the first two years of harvesting. Studies were also made to ascertain the role of micro-organisms in improving fertiliser efficiency, nutrient uptake, disease control and productivity of oil palms.

There was also increased use of technologies such as the Electrical Impedance Tomograph (EIT) to detect Ganoderma infection at an early stage and usage of unmanned aerial vehicles (UAVs) fitted with near infra-red cameras to obtain quick extensive aerial information for problem identification such as poor drainage, pest and disease outbreak and palm nutritional status so that immediate corrective actions can be carried out.

In relation to breeding and biotechnology, improving oil yield and OER remain the primary objectives. AAR had produced the AA Hybrida IS (read as AA Hybrida I Semi-clonal) planting material, which is the elite version of AA Hybrida I, produced by using only proven superior clonal dura as the maternal parent. The characteristics of AA Hybrida IS are high yields (FFB and OER), high bunch number, short, small palm stature and uniform.

On-going research to further enhance the AA Hybrida planting material had yielded encouraging results and are being further evaluated for the identification of superior duras and pisiferas. The selected duras and pisiferas are expected to produce AA Hybrida II that is 28% more oil yield than AA Hybrida I.

KLK currently has planted approximately 8,000 hectares of clonal palms which we believe is one of the largest in the industry.



MANUFACTURING

OLEOCHEMICALS

The KLK Oleo Group ended the financial year with a pre-tax profit of RM319.60 million compared with RM181.07 million for the previous year. Strong performance from the Malaysia and China operating units contributed to the Group's improved results, however this was muted by weak performance from our European units which were unable to realise the budgeted sales volumes. Our China operations had staged a strong turnaround, through our strategy of developing direct and key accounts, and on improving operational efficiencies.

While our fatty acids business continued to grow both as captive to support and value add to our growing downstream businesses and the merchant market, the increasing world capacities for fatty acids mainly due to the tax structure favouring downstream players in Indonesia and competition from Indonesian producers, will continue to put pressure to depress prices further. Apart from the new 165,000 mt per annum plant in Indonesia and the additional 100,000 mt per annum expansion in Germany, new projects which will add more capacities to our Asian operations will consistently be evaluated over the next two years in order to achieve better economies of scale, and with the new plants better equipped to handle flexible raw material feed.

In Europe, we are also embarking on logistic and storage expansion projects to boost KLK Oleo's cost competitiveness. Malaysia's graduation from the EU's Generalised Scheme of Preferences (GSP) in 2014 will position KLK Emmerich as our strategic and key supplier to the European market and hence our focus to further bring costs down is important to ensure that we remain relevant against the increased competitiveness of other European producers.

For soap noodles, Asia remains the key market, with emerging markets gaining significance. The emerging economies remain very price sensitive, hence our ability to supply good quality soap noodles at competitive costs will determine the sustainability of the soap noodles business.



The fatty alcohols business has progressively improved in 2013. The fatty alcohol expansion project is expected to be ready in the next financial year, which will allow us to leverage on our plant's flexibility to produce multiple cuts of alcohols. Malaysia's graduation from the GSP scheme will mean additional duty burden for our pure cut alcohols compared to Indonesian imports, and also local EU players. However, given the competitiveness of synthetic fatty alcohol, our increase in capacity will also put us in a better position to meet this challenge.

Our small biodiesel business continued to do relatively well. However, our existing methyl ester plant is unable to provide sufficient internal feedstock for our fatty alcohol and sulphonated methyl ester requirements. Considering the positive business outlook, we plan to expand our existing methyl ester capacity with a new trans-esterification plant to ensure ample supply to feed our downstream operations and also the increasing biodiesel demand.

Our third fatty ester plant in Malaysia has been successfully commissioned and will now provide more flexibility to produce medium-chain triglycerides (MCT). This specialty ester plant is dedicated to produce MCT for food and pharmaceutical applications. This will allow us to further strengthen our market share particularly in Cosmetics & Toiletries, Lubricants and Food industries.

For our Kolb surfactants business, the challenge is to aggressively expand the specialty segment, while filling up the rest of the plant with commodity products. The focus for the operation will be on process optimisation and to continue to drive cost efficiency to improve competitiveness.

As market demand is still low for our tocotrienol products despite obtaining our patents for "Use of Tocotrienol Composition for the Prevention of Cancer" and "Synergistic Interaction of Tocotrienol and Tyrosinase Inhibitors for Dermatological Applications", our nutraceutical arm continues to suffer losses. However, going forward, with the new plant within the Oleomas complex in Westport, Klang, we foresee lower production costs with the use of latest advanced purification processes to produce high quality tocotrienols.

The outlook for the next financial year remains challenging. The pressure for the Group is to fill up and manage the planned added capacities vis-à-vis further upsurge in world capacity which will put more strain on an already over-built scenario especially for fatty acids and fatty alcohols. This is set against the backdrop of a nascent recovery of the US and European economies, and slowing growth in emerging markets and with possible tightening of credit supply. While the emphasis remains to drive cost and value chain efficiency, the KLK Oleo Group will need to reinforce the team to face all these challenges.

NON-OLEOCHEMICALS

Our rubber gloves business remained profitable albeit lower than last financial year arising from lower sales volume as well as higher labour costs due to implementation of the minimum wage act and one-off redundancy compensation. We remain optimistic about the business' prospects as we continuously pursue on improving formulations, optimising processes to drive costs down without compromising on glove performance and intensify efforts on process automation and innovations to reduce dependence on labour.

For our parquet flooring business, we are seeing positive results to further contain losses from our rationalisation exercises, effective cost control measures, maintenance of the high quality of our products and increasing our market visibility.

PROPERTY

BANDAR SERI COALFIELDS, SUNGAI BULOH, SELANGOR

It was a record-breaking year for our property business as we recognised profit from our township development project, Bandar Seri Coalfields (BSC). The revenue was up by 20.9% to RM208.59 million and pre-tax profit of RM83.63 million was more than double from the previous financial year.

BSC, the 1,000-acre township project with an estimated Gross Development Value (GDV) of RM4.2 billion, is expected to comprise more than 6,000 units of mixed residential and commercial properties when completed. As we focus on the concept of sustainable community living, BSC will have a good range of public amenities including primary and secondary schools, police station, mosque, church, bus terminal, market and petrol stations and will boast of approximately 50-acre central town park as well as several neighbourhood parks and playgrounds to complement the development.

We have between April 2011 and August 2012 successfully launched Phase 1 of BSC comprising 965 units of mixed residential and commercial properties in various sub-phases. The GDV of these launches was approximately RM493 million, achieving a total of 95.7% sales.

Earthworks on the new phase, officially known as Precinct 3, has commenced and is expected to have a GDV of RM560 million. Precinct 3 will have new features in relation to theme, design and security. We are targeting two launches for Precinct 3 with a total of 487 units of double storey terrace houses for the next financial year.

Going forward, we expect the revenue contribution from the Property sector to decrease slightly in the coming financial year to reflect the completion of Phase 1 before gradually increasing with the commencement of Precinct 3C and other new upcoming launches.

SIERRAMAS RESORT HOMES

Park Manor, a gated and guarded project, was launched during the financial year and is also the last phase of the Sierramas Resort Homes development. It offered a total of 41 units of 3-storey strata villas fitted with individual lifts, air-conditioning units, first class security system and comes with its own clubhouse and pool.

INTEGRATED BUSINESS VALUE CHAIN



LEGEND
Product
Process
Plantations
Fresh Fruit Bunches
Mill Process
Biomass Plants / Effluent Treatment
Effluent Ponds / Empty Fruit Bunches / Kernel Shell
Mulching in Fields
Ecomat Production
Kernels
Crude Palm Oil
Crushing
Refining & Fractionation
Palm Kernel Oil
Palm Kernel Cakes
Palm Fatty Acids
RBD Olein
RBD Palm Oil
RBD Stearin
Splitting
Transesterification
Glycerin
Fatty Acids
Methyl Esters
Neutralisation
Esterification
Sulphonation
Soap
Fatty Esters
Methyl Esters
Methyl Esters Sulfonate
Amidation
Hydrogenation
CDE / CME / EBS Fatty Amines
Fatty Alcohols
Alkoxylation
Fatty Acid Alkoxylates
Fatty Alcohol Alkoxylates
Fatty Ester Alkoxylates
Fatty Amine Alkoxylates

CORPORATE RESPONSIBILITY

The Board firmly believes that social and environmental performance stemming from good management and corporate governance will generate and sustain short and long term value for our stakeholders. Corporate responsibility at KLK is an on-going commitment to protect, benefit and enhance the well-being of the community and environment we operate in. Our corporate responsibility activities are reflected in our business practices and long term programmes, and also include assistance through philanthropic deeds.

BUSINESS SUSTAINABILITY

The KLK Group recognises that sustainability in business is a collective commitment to obtain a good balance between social, economic and environmental aspects. We have continued to make progress in improving core business practices across our operating centres guided by the adoption and application of environmentally responsible practices, sound social policies and governance structures in order to minimise risks and volatility of the long term development impact of corporate activities.

RESPONSIBLE BUSINESS PRACTICES

Plantations

The KLK Group takes cognisance of the rising focus on environmental issues and labour rights. At KLK, conservation of the environment remains uppermost on our priorities. Preservation of high conservation areas within our plantations such as forest and riparian reserves, waterfalls, hot springs and eco-systems demonstrates our support for biodiversity.

KLK practices a strict zero burning policy which is implemented in all of our replanting and new planting programmes. Innovative and environmentally friendly techniques are utilised during clearing of old palm trees. Small pieces of pulverised palms are spread widely across the whole field which is effective to destroy potential breeding sites of pests such as rhinoceros beetles and rats. Such practice ensures that the decomposed biomass eventually adds back the organic matter to the soil and reduces the use of pesticides.

Beneficial plants such as Turnera subulata, Cassia cobanensis and Antigonon leptopus and use of the barn owls are also integrated into our pest management programme as they are proven to be effective biological controls.

To minimise soil and nutrient loss, KLK adopts a sound soil, water and fertiliser management system. Ecomats and the use of ground cover crop such as mucuna bracteata have been effective in achieving the objective. Our research arm, Applied Agricultural Resources Sdn Bhd has also provided some positive findings on the usage of different types of cover crops to further improve yields and would be considered for future adoption.

Other green initiatives involving use of palm biomass include the practice of frond placement in suitable location and maintenance of soft vegetation in the inter rows in mature land. In addition, techniques such as terracing and platforms are applied on undulating terrains whilst steeper areas are left for conservation. We have also transformed degraded ex-tin mining land into productive oil palm plantations with the extensive use of by-products from our palm oil mills such as empty fruit bunches, mulching and appropriate fertilising.

For a more efficient waste management programme, our solid waste removers in a substantial number of our mills have been treating Palm Oil Mill Effluent (POME) into an environmentally friendly fertiliser. Sludge from the effluent pond is treated in anaerobic ponds and the eventual separated solid waste will be used as organic fertilisers to enhance our palms whilst the filtered water will be recycled for cleaning purposes.

KLK has also been taking conscious efforts to reduce its carbon footprints particularly in reducing emission of greenhouse gases (GHG) from its POME. The Group has three clean development mechanism (CDM) projects in Sabah, Belitung Island and Riau respectively to trap and utilise methane gas released as a power generator. We expect to add an additional two CDM projects for the coming financial year.

Oleochemicals

Over at our Oleochemicals division, raw materials used are renewable and derived from natural resources. Our manufacturing processes and business operations are also designed to reduce KLK Oleo's carbon footprint.

We also contribute to a sustainable future for the environment by supporting various biodiversity initiatives. A good example is the falcon nest that we have built on our chimney in order to house a particular falcon specie in our industrial surrounding.



Other Activities Promoting Conservation

KLK is currently partnering *Yayasan Konservasi Khatulistiwa Indonesia* (YASIWA) for collaborative works to enhance the conservation effort in our Sabah operating centres. Inputs from YASIWA are taken into consideration in our conservation activities to enrich the biodiversity in the conservation area which covers a mangrove swamp and a jungle tree area of 70 hectares. Arrangements to undertake other collaborative studies with the local universities in Sabah are also in the works.

Simultaneously, we are also working closely with the Tabin Wildlife, specifically with Borneo Rhino Alliance (BORA), to assist them in monitoring the encroachment activities along our boundaries and to report sightings of wild animals in the area. BORA is a local non-governmental organisation based in Sabah that provides protection and monitoring of a critical population of Sumatran Rhinos in Tabin Wildlife Reserve in Eastern Sabah.

INDEPENDENT SUSTAINABILITY CERTIFICATION BENCHMARKS

Being a responsible palm oil producer and one of the founding members of Roundtable on Sustainable Palm Oil, KLK strongly advocates the production and use of sustainable palm oil. KLK had also embarked on a structured training programme for our employees, spearheaded by our Sustainability division.

KLK had played an active part in the review of the existing principles and criteria of Roundtable on Sustainable Palm Oil which serves to address the increasing concerns over environmental issues, labour rights and engagement with stakeholders. KLK also adopted the Indonesian Sustainable Palm Oil standards and remains fully committed to participate in the Malaysian Sustainable Palm Oil standards when they come in force in due course.

Roundtable on Sustainable Palm Oil (RSPO)

KLK has been working actively towards achieving RSPO certification of its oil palm operations since 2008 as we believe the integration of principles and values of sustainability in our operations will further enhance the long term economic sustenance of KLK's assets.

All of KLK's operating centres in Malaysia are certified. At the end of September 2013, 10 palm oil mills that are supported by one or a few supplying estates have been certified. The remaining palm oil mill in Tanjung Malim audited early in the year obtained its certification in November 2013.

For our Indonesia operations, two of our mills have already been RSPO certified while three more are pending receipt of certification. Preparatory work for the remaining operating centres are progressing well and we are on target to fully certify our Indonesian operations by 2015.

The total available production of certified sustainable palm oil (CSPO) from the 13 certified palm oil mills stood close to 575,000 mt per annum.

RSPO Supply Chain Certification System (SCCS)

In addressing the concern of transparency and traceability of supply chain, both our two refineries in Malaysia and Oleochemicals division in Malaysia and Europe are RSPO SCCS certified. We are in the process of obtaining the SCCS certification for our newly built refinery in Belitung Island, Indonesia. With the SCCS, we will be able to provide and meet the product and sustainable development needs of our customers.

Indonesian Sustainable Palm Oil (ISPO)

For our Indonesian operations, two mills have been audited during the financial year for the purpose of ISPO certification. We are confident that we would be able to apply all the ISPO standards in our entire Indonesian operations by end 2014.

International Sustainability and Carbon Certification (ISCC)

At the end of September 2013, we have a total of 11 palm oil mills and all 3 of our refineries in Malaysia and Indonesia certified under ISCC. The ISCC certification is evidence that biomass and bioenergy therefrom are produced in accordance to European and German sustainability legislation (the European Renewable Energy Directive (EU RED) and the German Sustainability Ordinances (BioNachV) respectively).

Others

Other certifications depending on the business needs and customer requirements that have been obtained by the KLK Group include:-

- GMP+B2 (for Good Manufacturing Practice) to address concern about the source and traceability of ingredients throughout the food chain from raw material to finished product;
- Renewable Fuel Standard by the US Environment Protection Agency; and
- British Retail Consortium on Food Safety.

WORKPLACE

The Group is committed to provide and maintain a healthy and safe working environment and to instil a sense of awareness amongst its employees on environmental, safety, health and welfare matters.

We continue to improve the quality of life for our workers and have regular engagement sessions with them. We enjoy a cordial relationship with various employee unions for employees' wellbeing, protection and assurance of support.

We had also embarked on a housing programme in Malaysia and Indonesia to build new housing with improved and practical layouts to uplift the quality of life of our employees. This will be augmented by the provision of clean and treated water in estates which still do not have them. The residents are also encouraged to adopt the 3Rs "Reduce, Reuse, Recycle" motto, and the recycled bins are also provided for their convenience.

Community-based crèches are also available for working parents to place their babies and very young children while at work.

Other activities carried out include medical health screening and awareness programmes, rewarding employees' children who perform well in their studies and recognition of long-service. We continue to promote healthy lifestyles and team cohesiveness by sponsoring free courts, nets and consumables for our employees to participate in sporting activities.

KLK remains committed to workplace diversity and this can be seen in our practices which do not discriminate stakeholders on account of race, age, gender and minorities. These practices are grounded in our belief that basic human rights and good corporate governance will improve the quality of life of our stakeholders, be they employees, their families, contractors or customers.

Occupational Safety & Health (OSH)

The OSH Department at the Group's Head Office ensures that OSH standards are applied uniformly across all operating centres and consistency is guided by the industry specific OSH Manual and Guidelines which contain all our standards, safe work procedures and standard documentation used. Annual audits are also undertaken to check on compliance and adherence to the OSH procedures and standards that have been established through the years.

Our high standards of OSH practice continued to be recognised when Mulia Agro Permai (MAP), one of the Group's plantations in Central Kalimantan, was accorded recognition by the Provincial Government of Central Kalimantan for zero accidents at the work place during the National Awareness and Occupation, Safety and Health Day. MAP was able to maintain this achievement in safety for the past three years.

Regular in-house awareness dialogues and workshops are held to share any new developments or implementation issues. We also issue a quarterly newsletter called "Talking Safety @ KLK" to keep employees abreast with the latest developments and learn from each other in terms of lifting us to higher standards.

Over at our operations in Emmerich, Germany, we had also implemented an occupational health prevention programme where employees are invited on a weekly basis to attend specific health prevention courses led by an experienced trainer.

Responsible Care ©

To further drive improvement in its Safety, Environmental and Health Management, our Oleochemicals division through Palm-Oleo Sdn Bhd (Palm-Oleo) adheres to the management codes of practice of the Responsible Care © Programme, an initiative of the chemical process industry.

During the financial year, Palm-Oleo was recognised for its efforts for the 2nd year running during the annual Responsible Care Awards by Chemical Industries Council of Malaysia. Palm-Oleo was accorded the Silver Award for Pollution Prevention Code, and Merit Awards for Distribution Code, and Employees Health & Safety Code in the Oleochemical Category.

Education – Humana Schools and Collaborations with Indonesian Heritage Foundation

One of KLK's core corporate social responsibility efforts involves education, specifically its responsibility towards its employees and the United Nation's Millennium Development Goals of basic education for all children. KLK embarked on this mission in 2011 via a two-pronged strategy, each with specific objectives and focus on children of different age groups.

For our operating centres in Sabah, the Company collaborates with Humana Child Aid Society of Sabah (Humana) and the Indonesian Heritage Foundation (IHF), the former focussing on children ranging from Standard 1 to Standard 6; the latter on younger children.

With Humana, KLK has set up 5 learning centres in Sabah to provide basic educational needs to the children of the Company's workers. Each of these educational centres are equipped with proper classrooms, teachers' room, libraries, basic science laboratories, computer rooms, canteens, playgrounds and other amenities.

Region	Location of Learning Centres
Tawau Region	Mill 2 Complex
	Ladang Pinang
	Ladang Jatika
Lahad Datu Region	Ladang Bukit Tabin
Sandakan Region	Ladang Bornion

The partnership with the IHF developed a programme integrating the IHF curriculum which is dedicated to inculcating good character in young children. Since the project's launch in 2011, 18 kindergartens have been established in our Sabah operating centres.

To-date, KLK's collaboration with Humana and the IHF in Sabah has produced 56 teachers and enriched the young minds of 1,545 children.

In Indonesia, KLK has established 17 kindergartens with the IHF curriculum, commonly known as PAUD *(Pendidikan Anak Usia Dini)* to educate young children from ages 3 to 5 years old. We have 29 trained teachers overseeing a total of 473 children registered in the PAUD.

We also have 3 primary schools housing 899 students in our Riau operating centres. During the financial year, the Mandau primary school was awarded 'Best Performer' under the best national examination graduate category in the *Pinggir* District.

Healthy Lifestyle
We continue to organise sports activities to provide a balanced and healthy lifestyle for our employees. These include joint sports events with our stakeholders to encourage engagement and team building, family day and fitness runs along the Emmerich Rhine promenade.



Training and Leadership Development
Employees have always been KLK's greatest asset and we place great emphasis on developing our human capital as it plays a critical role in our future growth and sustainability of the business. We continue to implement our training and development programme to align with the training needs for all levels of employees and preserve the core values of honesty, integrity and hard work which form the crust of the KLK philosophy.

At the Plantations sector, we continue to have orientation and induction programmes for newly recruited planters and engineers at KLK's Training Centre in Ipoh. Motivational programmes are also conducted for employees. Field trips are also organised for various levels of employees to acquire hands-on and on-the-job training. We believe in developing promising employees through cross disciplines to widen their career progression opportunities. Over at our Manufacturing sector, the Supervisor Centre of Excellence programme was carefully crafted to train and realise the potential of our existing supervisors.

ENGAGEMENT WITH COMMUNITY

***Kredit Koperasi Primer* Scheme (KKPA Scheme)**
The KKPA Scheme is a scheme where KLK will partner with a co-operative (made up of selected local residents) for the development of oil palm plantations on land that has been allocated by the local government. KLK imparts to the local residents and applies

the same high standards as that of all KLK estates in developing and maintaining the KKPA Scheme. In addition, KLK will contribute in terms of providing initial financing below commercial rates to the co-operative and manage the KKPA Scheme until the borrowings are repaid. The total planted area under the KKPA Scheme is 9,148 hectares.

Such schemes have over the years provided employment opportunities and a sustainable income to co-operative members, resulting in the betterment of quality of life.

Programme for After Class Enrichment (PACE)

KLK had worked with The Edge's Education Foundation in support of its PACE initiative which aims to level the playing field for low-performing children from poor homes to have an equal opportunity to develop their talent, ability, motivation and create a better future for themselves through education.

KLK organised a field trip for the 40 students under the programme from two participating schools in Kuala Lumpur namely SMK(L) Methodist Sentul and SMK Convent Sentul to visit one of its operating centres. The field trip served to provide a learning environment beyond the school facility where the students were able to learn and broaden their exposure to the palm oil industry.

Internships, Apprenticeships and Placements

The Group has continuously engaged with higher learning institutions and taking part in their activities such as career fairs, exhibitions, seminars and engaged in recruitment drives to attract graduates with good leadership calibre to fill various job vacancies in line with its succession plans.

Familiarisation visits to various operating centres are also arranged for undergraduates to have better understanding of our business value chain. Practical training and internship are provided to facilitate the selection of suitable candidates to join the Group upon completion of their degree programmes.

During the financial year, Palm-Oleo, with the co-operation of the Organisation for the Prohibition of Chemical Weapons (OPCW), provided industry attachment to two international participants (from Ethiopia and Kenya) who were registered under the OPCW Associate Programme. According to the OPCW, "*the Associate Programme fits well within the 'Responsible Care' programme of the chemical industry. It contributes to enhancing knowledge of the modern practices in the chemical industry while at the same time generating greater awareness of the peaceful uses of chemistry.*"

Our Oleochemicals facility in Germany provides support to local schools where they offer internships for pupils. In addition, we also collaborate with the local chamber of commerce and industry in a project preparing the school leavers for the professional world. We also actively participate in the nationwide apprenticeship programme where we currently have 25 apprentices.

Another initiative taken in engaging with the community is the establishment of the "discover your strengths with us" project in collaboration with the regional advisory facilities and the Regional Director of the Bundesagentur für Arbeit [Federal Employment Agency] for North Rhine-Westphalia and the Bundeszentrale für gesundheitliche Aufklärung (BZgA) [Federal Centre for Health Education]. This project aims to provide an insight into various occupation fields and raising awareness of the attractiveness of the various skilled professions in the oleochemicals industry to many young people.

Encouraging Integration

As a partner of "Lebenshilfe Unterer Niederrhein e. V.", KLK's oleochemicals operations in Emmerich has been supporting the integration of disabled people in society. This programme currently supports around 800 people who are working, mainly in their own workshops. The area of work is differentiated into production groups and working groups which require intensive support depending on the kind or grade of disability. The partnership covers mutual visits and aim to bring people from two different worlds together.

For the past 10 years, one of our subsidiary companies, KLK Emmerich GmbH has been passionately involved with the campaign "Children of Chernobyl". The campaign initiated by "Emmericher Initiative e.V.", aims to provide normality to the children of victims from the Chernobyl catastrophe. The disabled children from Chernobyl and the surrounding areas participate in a 4-week recovery programme during summer holidays as guests of families in Emmerich.

RESPONSIBILITY TOWARDS THE MARKETPLACE

At KLK, we recognise that our business conduct will have a significant influence on the development and enhancement of the marketplace. We are committed to operate in a responsible manner based on sound business ethics in our supply chain, safeguarding the well-being of our customers and taking accountability of our actions by upholding effective corporate governance practices without compromising long term value creation.

Long Standing Relationship with Customers

We have over the years developed long term trust-based relationships with our customers. In order to maintain the positive relationship with our customers at all levels, we are constantly working towards providing reliable products of a consistently high quality, meeting or exceeding our customers' needs and achieving customer satisfaction in the process.

As shown by current trends, a shift in demand for CSPO is slowly taking prominence particularly with many multinational companies making pledges to ensure their raw materials are obtained from sustainable and responsible sources, mostly by 2015. KLK acknowledges the importance to move with the times and has been actively working towards achieving RSPO certification by 2015 in order to be ready and able to meet our customers' requirements when required.

Working with Suppliers and Other Service Providers

Our suppliers and other service providers play a critical role in meeting our business aspirations. They also contribute towards achieving our sustainability and environmental goals. We expect them to behave responsibly and where possible, to use sustainable procurement processes to enhance the social, environmental and economic wellbeing of our communities and minimise the risk of social exploitation within our supply chain.

Engagement with Investors and Stakeholders

Our website at www.klk.com.my is a key means of keeping investors up-to-date to the developments of the Group in a transparent, accurate, clear and timely manner, as guided by our Corporate Disclosure Policy. All stock exchange announcements, press releases, annual reports as well as other company information are available on the website.

We also acknowledge the importance of the annual general meeting as it is the principal avenue for shareholders to take part in an open discussion, promotes disclosure and an opportunity for shareholders to interact with the Board. We conduct regular face-to-face meetings with existing and potential investors and analysts as part of a strategic investor relations programme.

We also work closely with stakeholders in sharing our experience in protecting and conserving the biological diversity in our plantations. During the financial year, we hosted a visit by the World Wide Fund for Nature (WWF) to our Sabah estates to share with them our efforts to conserve wildlife and environment, and how we operate within the strict standards of RSPO.

Corporate Governance and Conduct

The Board is fully committed to upholding high standards of corporate governance across all levels of the organisation with the objective of enhancing the Group's corporate ethics, accountability and sustainability. Best practices and guiding principles in the Malaysian Code of Corporate Governance form the basis of our governance practices.

CORPORATE PHILANTHROPY

KLK continues its tradition of philanthropy which includes direct cash grants and donations, employee time and other gifts in kind that encapsulates the four pillars of sustainability namely Environment, Community, Workplace and Marketplace.

Education, Learning and Industry Development

Contribution to education related causes has always been strongly supported by KLK as it creates a sustainable future for the individual and has a long term impact on the community at large.

Through Yayasan KLK, we continue to support up to 40 scholarships per annum provided to needy and deserving Malaysians seeking to continue their tertiary education in higher learning institutions. As part of the scholarship programme, Yayasan KLK's scholars are given annual practical training and internship to enable them to gain an insight into the business environment. Upon completion of their studies, suitable scholars are given opportunities to take up employment in KLK Group.

Other recipients of KLK's philanthropy in the area of education include Wawasan Education Foundation, PACE, Malaysian Palm Oil Council, Malaysian Oil Scientists' and Technologists' Association, Institute of Strategic and International Studies, Incorporated Society of Planters, SMI Development Fund and Asian Strategy & Leadership Incorporated. Local schools also received contributions for various purposes such as upgrading educational support facilities, school magazine publications and student stage productions.

Community, Health and Services

KLK continues to contribute to non-profit organisations, mainly those that support and provide attention to the under privileged and physically disadvantaged. These organisations include New Horizons Society, Living Hope Resources (M) Sdn Bhd, Yayasan Nurul Yaqeen and Support for Parents, Infants & Children Through Early Services (SPICES).

Sports and Performing Arts

KLK continues to promote the development of sports and performing arts by contributing to sports tournaments such as hockey and golf, and the performing art activities organised by *Pertubuhan Simfoni Lembaga Kinta*.

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

For The Year Ended 30 September 2013

	Group 2013 RM'000	Group 2012 RM'000
Continuing operations		
Revenue	**9,147,325**	10,067,249
Cost of sales	**(7,197,597)**	(7,900,799)
Gross profit	**1,949,728**	2,166,450
Other operating income	**114,876**	73,366
Distribution costs	**(275,406)**	(327,195)
Administration expenses	**(362,703)**	(340,949)
Other operating expenses	**(159,258)**	(119,148)
Operating profit	**1,267,237**	1,452,524
Finance costs	**(80,902)**	(63,466)
Share of profits of equity accounted investees, net of tax	**13,432**	10,567
Profit before taxation	**1,199,767**	1,399,625
Tax expense	**(232,797)**	(296,995)
Net profit from continuing operations	**966,970**	1,102,630
Discontinued operation		
Revenue	-	502,939
Cost of sales	-	(181,511)
Gross profit	-	321,428
Other operating income	-	1,594
Distribution costs	-	(195,375)
Administration expenses	-	(95,525)
Other operating expenses	-	(4,216)
Operating profit	-	27,906
Finance costs	-	(2,759)
Profit before taxation	-	25,147
Tax expense	-	(3,352)
Net profit from operating activities	-	21,795
Surplus on disposal of discontinued operation	-	135,664
Net profit from discontinued operation	-	157,459
Profit for the year	**966,970**	1,260,089
Consolidated		
Revenue	**9,147,325**	10,570,188
Profit before taxation	**1,199,767**	1,560,436
Tax expense	**(232,797)**	(300,347)
Profit for the year	**966,970**	1,260,089
Attributable to:		
Equity holders of the Company	**917,743**	1,211,244
Non-controlling interests	**49,227**	48,845
	966,970	1,260,089
	Sen	Sen
Earnings per share		
from continuing operations	**86.2**	98.9
from discontinued operation	-	14.8
	86.2	113.7

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

For The Year Ended 30 September 2013

	Group 2013 RM'000	Group 2012 RM'000
Net profit for the year	**966,970**	1,260,089
Other comprehensive income/(loss) that will be reclassified subsequently to profit or loss		
Foreign currency translation differences	**(105,811)**	(278,025)
Net change in fair value of available-for-sale investments	**292,192**	33,112
Reclassification adjustment for surplus on disposal of available-for-sale investments	**(2,137)**	(5,017)
	184,244	(249,930)
Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss		
Actuarial gain/(loss) on defined benefit plans	**6,514**	(31,503)
Total other comprehensive income/(loss) for the year	**190,758**	(281,433)
Total comprehensive income for the year	**1,157,728**	978,656
Attributable to:		
Equity holders of the Company	**1,116,171**	941,603
Non-controlling interests	**41,557**	37,053
	1,157,728	978,656

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

For The Year Ended 30 September 2013

	Group 2013 RM'000	Group 2012 RM'000
Assets		
Property, plant and equipment	**3,728,605**	3,146,674
Prepaid lease payments	**193,229**	164,427
Biological assets	**1,908,218**	1,893,993
Land held for property development	**216,932**	239,095
Goodwill on consolidation	**297,016**	285,675
Intangible assets	**19,573**	20,609
Investment in associates	**112,477**	94,009
Available-for-sale investments	**889,422**	586,340
Other receivable	**106,208**	83,279
Deferred tax assets	**103,305**	54,249
Total non-current assets	**7,574,985**	6,568,350
Inventories	**1,062,155**	1,219,225
Biological assets	**17,811**	10,761
Trade receivables	**867,081**	814,464
Other receivables, deposits and prepayments	**350,165**	296,327
Tax recoverable	**52,195**	39,086
Property development costs	**40,812**	8,540
Derivative financial assets	**14,158**	55,130
Asset held for sale	**11,610**	12,345
Cash and cash equivalents	**1,756,934**	2,358,914
Total current assets	**4,172,921**	4,814,792
Total assets	**11,747,906**	11,383,142
Equity		
Share capital	**1,067,505**	1,067,505
Reserves	**6,479,722**	6,055,779
	7,547,227	7,123,284
Less: Cost of treasury shares	**(13,447)**	(13,447)
Total equity attributable to equity holders of the Company	**7,533,780**	7,109,837
Non-controlling interests	**419,460**	397,751
Total equity	**7,953,240**	7,507,588
Liabilities		
Deferred tax liabilities	**250,064**	241,823
Deferred income	**72,010**	22,765
Provision for retirement benefits	**259,222**	248,478
Borrowings	**1,558,227**	1,782,714
Total non-current liabilities	**2,139,523**	2,295,780
Trade payables	**362,701**	350,363
Other payables	**459,425**	490,820
Deferred income	**6,965**	1,910
Borrowings	**777,125**	696,067
Tax payable	**29,153**	34,513
Derivative financial liabilities	**19,774**	6,101
Total current liabilities	**1,655,143**	1,579,774
Total liabilities	**3,794,666**	3,875,554
Total equity and liabilities	**11,747,906**	11,383,142

NOTICE OF MEETING

Notice is hereby given that the Forty-First Annual General Meeting of the Company will be held at the Registered Office, Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak, Malaysia on Wednesday, 19 February 2014 at 12.00 noon for the following purposes:

AGENDA

As Ordinary Business

1. To receive and consider the financial statements for the year ended 30 September 2013 and the Directors' and Auditors' reports thereon.
   (Please refer to Note 1)

2. To approve the payment of a final single tier dividend of 35 sen per share.
   (Ordinary Resolution 1)

3. To re-elect the following Directors who retire by rotation in accordance with Article 91(A) of the Company's Articles of Association:

   (i) Roy Lim Kiam Chye **(Ordinary Resolution 2)**

   (ii) Dato' Lee Hau Hian **(Ordinary Resolution 3)**

4. To re-elect Tan Sri Azlan Bin Mohd Zainol who retires in accordance with Article 91(E) of the Company's Articles of Association.
   (Ordinary Resolution 4)

5. To consider and, if thought fit, pass a resolution pursuant to Section 129(6) of the Companies Act, 1965 to re-appoint the following as Directors of the Company and to hold office until the next Annual General Meeting of the Company:

   (i) Tan Sri Datuk Seri Utama Thong Yaw Hong **(Ordinary Resolution 5)**

   (ii) R. M. Alias **(Ordinary Resolution 6)**

6. To fix and approve Directors' fees for the year ended 30 September 2013 amounting to RM1,345,617 (2012: RM1,390,000).
   (Ordinary Resolution 7)

7. To re-appoint Auditors and to authorise the Directors to fix their remuneration.
   (Ordinary Resolution 8)

As Special Business

To consider and, if thought fit, to pass the following Resolutions:

8. **PROPOSED AUTHORITY TO BUY BACK ITS OWN SHARES BY THE COMPANY** **(Ordinary Resolution 9)**

"THAT authority be given to the Company to buy back an aggregate number of shares of RM1.00 each in the Company (Authority to Buy Back Shares) as may be determined by the Directors from time to time through Bursa Malaysia Securities Berhad (Bursa Malaysia) upon such terms and conditions as the Directors may deem fit and expedient in the best interests of the Company provided that at the time of purchase, the aggregate number of shares which may be purchased and/or held by the Company as treasury shares pursuant to this resolution does not exceed 10% of the issued and paid-up share capital of the Company and that the maximum funds to be allocated for the Authority to Buy Back Shares shall not exceed the latest audited retained profits of the Company AND THAT the Directors may resolve to cancel the shares so purchased and/or retain the shares so purchased as treasury shares which may be distributed as dividends to the shareholders of the Company and/or resold on Bursa Malaysia and/or cancelled;

AND THAT the Directors be and are hereby empowered to do all such acts and things to give full effect to the Authority to Buy Back Shares with full powers to assent to any conditions, modifications, revaluations, variations and/or amendments (if any) as may be imposed by the relevant authorities AND THAT such Authority shall commence upon passing of this ordinary resolution and will expire at the conclusion of the next Annual General Meeting (AGM) of the Company following the passing of this ordinary resolution or the expiry of the period within which the next AGM is required by law to be held (unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in general meeting) but not so as to prejudice the completion of a purchase by the Company before the aforesaid expiry date and, in any event, in accordance with the provisions of the guidelines issued by Bursa Malaysia or any other relevant authority."

9. **PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS** **(Ordinary Resolution 10)**

"THAT approval be given to the Company and/or its subsidiary companies to enter into recurrent transactions of a revenue or trading nature with related parties which are necessary for the Company's and/or its subsidiaries' day-to-day operations and carried out in ordinary course of business on normal commercial terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders as set out in the Annexure of Part B of the Company's Circular to Shareholders dated 27 December 2013 (the Mandate);

AND THAT the Directors be and are hereby empowered to do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give full effect to the Mandate, with full powers to assent to any conditions, modifications, revaluations, variations and/or amendments (if any) as may be imposed by the relevant authorities AND THAT such Mandate shall commence upon passing of this ordinary resolution and will expire at the conclusion of the next Annual General Meeting (AGM) of the Company following the passing of this ordinary resolution or the expiry of the period within which the next AGM is required by law to be held but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965 (unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in general meeting)."

By Order of the Board
YAP MIOW KIEN
FAN CHEE KUM
Company Secretaries

Ipoh, Perak
Malaysia.

27 December 2013

Notes:

(1) Agenda 1

This item is meant for discussion only as under Section 169(1) of the Companies Act, 1965 and the Company's Articles of Association, the Audited Financial Statements are to be laid at the AGM and do not require a formal approval of the shareholders. Hence, this matter will not be put forward for voting.

(2) Members Entitled to Attend

Only members whose names appear in the Register of Members and General Meeting Record of Depositors as at 12 February 2014 will be entitled to attend, speak and vote at the meeting.

(3) Appointment of Proxy

(a) A member of the Company entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his stead. A proxy may but need not be a member of the Company and the provision of Section 149 (1)(b) of the Companies Act, 1965 shall not apply to the Company. A member shall not be entitled to appoint more than two (2) proxies to attend at the same meeting. Where a member appoints two (2) proxies, the appointments shall be invalid unless he specifies the proportion of his holdings to be represented by each proxy.

(b) If a member having appointed a proxy to attend a general meeting attends such meeting in person, the appointment of such proxy shall be null and void in respect of such meeting and his proxy shall not be entitled to attend such meeting.

(c) Where a member of the Company is an authorised nominee as defined in the Securities Industry (Central Depositories) Act, 1991 (SICDA), it may appoint not more than two (2) proxies in respect of each securities account it holds in ordinary shares of the Company standing to the credit of the said securities account.

(d) Where a member of the Company is an exempt authorised nominee which holds ordinary shares in the Company for multiple beneficial owners in one (1) securities account (omnibus account), there is no limit to the number of proxies which the exempt authorised nominee may appoint in respect of each omnibus account it holds. An exempt authorised nominee refers to an authorised nominee defined under SICDA which is exempted from compliance with the provisions of Subsection 25A(1) of SICDA.

(e) Where a member or the authorised nominee appoints two (2) proxies, or where an exempt authorised nominee appoints two (2) or more proxies, the proportion of shareholdings to be represented by each proxy must be specified in the instrument appointing the proxies.

(f) Faxed or emailed copies of the duly executed proxy form are not acceptable unless the instrument appointing a proxy, with the power of attorney or other authority (if any) under which it is signed and authorised is deposited at the Registered Office of the Company not less than 48 hours before the time set for the meeting.

(4) Dividend Entitlement and Payment

The final single tier dividend, if approved, will be paid on 18 March 2014 to all shareholders on the Register of Members as at 24 February 2014.

A Depositor with Bursa Malaysia Depository Sdn Bhd shall qualify for entitlement to the dividend only in respect of:

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 20 February 2014 in respect of shares which are exempted from Mandatory Deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 24 February 2014 in respect of transfers; and

(c) Shares bought on Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of Bursa Malaysia Securities Berhad.

(5) Special Business

(a) **Proposed Authority to Buy Back Shares**

Ordinary Resolution 9 proposed under Item 8 of the Agenda, if passed, is to give authority to the Company to buy back the Company's own shares through Bursa Malaysia Securities Berhad at any time within the time period stipulated by utilising the funds allocated out of the audited retained profits of the Company.

(b) **Proposed Shareholders' Mandate**

Ordinary Resolution 10 proposed under Item 9 of the Agenda, if passed, will enable the Group to enter into Recurrent Related Party Transactions of a Revenue or Trading Nature in the ordinary course of business which are required for the Group's day-to-day operations and made on normal commercial terms not more favourable to the related parties than those generally available to the public, and are not to the detriment of the minority shareholders of the Company.

The procurement of the Proposed Shareholders' Mandate would reduce substantially administrative time, effort and expenses associated with the convening of separate general meetings to seek shareholders' approval as and when potential Recurrent Related Party Transactions arise.

The authority given for Ordinary Resolutions 9 and 10 mentioned above unless revoked or varied at a general meeting, will expire at the conclusion of the next AGM of the Company. Further information on Ordinary Resolutions 9 and 10 is set out in the Circular to Shareholders of the Company dated 27 December 2013 which is despatched together with the Company's 2013 Annual Report.

PROXY FORM KUALA LUMPUR KEPONG BERHAD (15043-V)

No. of Shares Held	CDS Account No.	Tel. No.	Fax No.

I/We ....
(Full Name in Block Letters)

NRIC/Passport/Company No. ....

of ....

being (a) member(s) of KUALA LUMPUR KEPONG BERHAD hereby appoint

.... NRIC/Passport No. ....
(Full Name in Block Letters)

or .... NRIC/Passport No. ....
(Full Name in Block Letters)

or failing him THE CHAIRMAN OF THE MEETING as my/our proxy/proxies to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak on Wednesday, 19 February 2014 at 12.00 noon and at any adjournment thereof, and to vote as indicated below:

Resolution	Relating to:	For	Against
1	Declaration of Final Single Tier Dividend		
	Re-election of Directors pursuant to Article 91(A) of the Company's Articles of Association:		
2	Roy Lim Kiam Chye		
3	Dato' Lee Hau Hian		
4	Re-election of Tan Sri Azlan Bin Mohd Zainol pursuant to Article 91(E) of the Company's Articles of Association		
	Re-appointment of Directors pursuant to Section 129(6) of the Companies Act, 1965:		
5	Tan Sri Datuk Seri Utama Thong Yaw Hong		
6	R. M. Alias		
7	Directors' fees		
8	Re-appointment and Remuneration of Auditors		
9	Proposed Authority to Buy Back Shares		
10	Proposed Shareholders' Mandate for Recurrent Related Party Transactions		

Please indicate with a tick (√) how you wish your vote to be cast

For appointment of two (2) proxies, percentage of shareholding to be represented by the proxies:

	Percentage (%)
Proxy 1	
Proxy 2	

....
Signature/Common Seal of Shareholder

Date: ....

Notes:

(a) A member of the Company entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his stead. A proxy may but need not be a member of the Company and the provision of Section 149 (1)(b) of the Companies Act, 1965 shall not apply to the Company. A member shall not be entitled to appoint more than two (2) proxies to attend at the same meeting. Where a member appoints two (2) proxies, the appointments shall be invalid unless he specifies the proportion of his holdings to be represented by each proxy.

(b) If a member having appointed a proxy to attend a general meeting attends such meeting in person, the appointment of such proxy shall be null and void in respect of such meeting and his proxy shall not be entitled to attend such meeting.

(c) Where a member of the Company is an authorised nominee as defined in the Securities Industry (Central Depositories) Act, 1991 (SICDA), it may appoint not more than two (2) proxies in respect of each securities account it holds in ordinary shares of the Company standing to the credit of the said securities account.

(d) Where a member of the Company is an exempt authorised nominee which holds ordinary shares in the Company for multiple beneficial owners in one (1) securities account (omnibus account), there is no limit to the number of proxies which the exempt authorised nominee may appoint in respect of each omnibus account it holds. An exempt authorised nominee refers to an authorised nominee defined under SICDA which is exempted from compliance with the provisions of Subsection 25A(1) of SICDA.

(e) Where a member or the authorised nominee appoints two (2) proxies, or where an exempt authorised nominee appoints two (2) or more proxies, the proportion of shareholdings to be represented by each proxy must be specified in the instrument appointing the proxies.

(f) Faxed or emailed copies of the duly executed proxy form are not acceptable unless the instrument appointing a proxy, with the power of attorney or other authority (if any) under which it is signed and authorised is deposited at the Registered Office of the Company not less than 48 hours before the time set for the meeting.

(g) Only members whose names appear in the Register of Members and General Meeting Record of Depositors as at 12 February 2014 will be entitled to attend, speak and vote at the meeting.

FOLD HERE

FOLD HERE

AFFIX
STAMP HERE

THE COMPANY SECRETARIES
KUALA LUMPUR KEPONG BERHAD
WISMA TAIKO
1 JALAN S.P. SEENIVASAGAM
30000 IPOH
PERAK, MALAYSIA

FOLD HERE

KUALA LUMPUR KEPONG BERHAD
(15043-V)

ANNUAL REPORT 2013
REQUEST FORM

To : **Symphony Share Registrars Sdn Bhd**
Level 6, Symphony House
Pusat Dagangan Dana 1
Jalan PJU 1A/46
47301 Petaling Jaya
Selangor, Malaysia

Tel : +603-7849 0777
Fax : +603-7841 8151
E-mail : ask_us@symphony.com.my

Please send to me/us a printed full version of Kuala Lumpur Kepong Berhad Annual Report 2013.

Name of Shareholder : ....
(Full Name in Block Letters)

NRIC/Passport/Company No. : ....

CDS Account No. : ....

Address : ....

....

....

....

....

Tel No. : ....

Date : ....

Signature of Shareholder : ....

FOLD HERE

FOLD HERE

AFFIX
STAMP HERE

SYMPHONY SHARE REGISTRARS SDN BHD
LEVEL 6, SYMPHONY HOUSE
PUSAT DAGANGAN DANA 1
JALAN PJU 1A/46
47301 PETALING JAYA
SELANGOR, MALAYSIA

FOLD HERE


KUALA LUMPUR KEPONG BERHAD
(15043-V)
ANNUAL REPORT
20
13

DEAR SHAREHOLDER

The full version of the KLK Annual Report 2013 is also available at KLK's website, www.klk.com.my or Bursa Malaysia Securities Berhad's website, www.bursamalaysia.com.

If you wish to have a printed copy of the Annual Report, please forward your request by completing the Request Form provided. We will despatch the Annual Report to you by ordinary post within 4 market days from the date of receipt of your request.

Disclaimer:
To the best of KLK's belief and knowledge, this publication is free from computer viruses or program defects. However, KLK does not warrant that it is virus free and there will not be any software and hardware conflicts and in any event KLK is not liable for any special, direct, indirect, consequential or incidental damages or any other damages caused by the use of this CD-ROM.

HOW TO USE THE CD-ROM
Insert the CD into your CD-ROM drive. It will start up automatically, or if you have disabled the auto-play feature on your computer, please do the following:

For PC User
1. Double click on either:
    - "My Computer" for Windows 7 and below, or
    - "This PC" for Windows 8 (A search for "This PC" may be required)
2. Double click on "DVD/CD-ROM drive"
3. Click start.exe to open the Annual Report for Windows 7 and above

Should you require further assistance on viewing the CD-ROM, please contact:
Mr. Chan Kok Leong
Tel : +605-241 7844
Email : annualreport@klk.com.my

System Requirements
PC:
- Intel Pentium III processor and above
- Windows XP or above
- 256MB RAM or more
- 16x speed CD-ROM drive or higher
- Adobe Acrobat Reader 6.0 or later

MAC:
- PowerPC G3 processor or better
- Mac OS X v.10.2.2 or better
- 256 MB RAM or more
- 16x speed CD-ROM drive or higher
- Adobe Acrobat Reader 6.0 or later



Printed on Environmentally Friendly Paper

KUALA LUMPUR KEPONG BERHAD
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak, Malaysia
Tel : +605-241 7844
Fax : +605-253 5018
Website : www.klk.com.my



THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

IF YOU ARE IN DOUBT AS TO THE ACTION YOU SHOULD TAKE, YOU SHOULD CONSULT YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT ADVISER IMMEDIATELY.

Bursa Malaysia Securities Berhad has not perused the Circular on Proposed Authority to Buy Back Shares before its issuance as it is prescribed as an Exempt Circular and takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated In Malaysia)

CIRCULAR TO SHAREHOLDERS

in relation to the

PART A

PROPOSED AUTHORITY TO BUY BACK ITS OWN SHARES BY THE COMPANY

PART B

PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

IN CONJUNCTION WITH THE SPECIAL BUSINESS AT THE COMPANY'S 41ST ANNUAL GENERAL MEETING

The Notice of Annual General Meeting as set out in the Company's Annual Report 2013 is sent to you together with this Circular. The Annual General Meeting will be held at Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak, Malaysia on Wednesday, 19 February 2014 at 12.00 noon. Shareholders are advised to refer to the Notice of Annual General Meeting and the Proxy Form which are incorporated in the Company's Annual Report 2013.

A member, other than an exempt authorised nominee, entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to attend and vote in his stead. The completed Proxy Form should be lodged at the Registered Office of the Company not less than 48 hours before the time set for the meeting.

This Circular is dated 27 December 2013

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

IF YOU ARE IN DOUBT AS TO THE ACTION YOU SHOULD TAKE, YOU SHOULD CONSULT YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT ADVISER IMMEDIATELY.

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated In Malaysia)

CIRCULAR TO SHAREHOLDERS

in relation to the

PART A

PROPOSED AUTHORITY TO BUY BACK ITS OWN SHARES BY THE COMPANY

PART B

PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

IN CONJUNCTION WITH THE SPECIAL BUSINESS AT THE COMPANY'S 41ST ANNUAL GENERAL MEETING

The Notice of Annual General Meeting as set out in the Company's Annual Report 2013 is sent to you together with this Circular. The Annual General Meeting will be held at Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak, Malaysia on Wednesday, 19 February 2014 at 12.00 noon. Shareholders are advised to refer to the Notice of Annual General Meeting and the Proxy Form which are incorporated in the Company's Annual Report 2013.

A member, other than an exempt authorised nominee, entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to attend and vote in his stead. The completed Proxy Form should be lodged at the Registered Office of the Company not less than 48 hours before the time set for the meeting.

This Circular is dated 27 December 2013

DEFINITIONS

Except where the context otherwise requires, the following definitions shall apply throughout this Circular:

"Act"	:	Companies Act, 1965 as amended from time to time and any re-enactment thereof.
"AGM"	:	Annual General Meeting.
"Board"	:	Board of Directors of KLK.
"Bursa Malaysia"	:	Bursa Malaysia Securities Berhad (635998-W).
"CMSA"	:	Capital Markets and Services Act 2007 as amended from time to time and any re-enactment thereof.
"Code"	:	Malaysian Code on Take-Overs and Mergers 2010, as amended from time to time and any re-enactment thereof.
"Directors"	:	Has the meaning given in Section 2(1) of the CMSA and includes any person who is or was within the preceding 6 months of the date on which the terms of the transaction were agreed upon, a Director of KLK or its subsidiaries or a Chief Executive of KLK or its subsidiaries.
"EPS"	:	Earnings per share.
"Issued and Paid-up Share Capital"	:	RM1,067,504,692 comprising 1,067,504,692 ordinary shares of RM1.00 each in KLK, of which 2,539,000 ordinary shares are held as treasury shares as at 29 November 2013.
"KLK" or "the Company"	:	Kuala Lumpur Kepong Berhad (15043-V).
"KLK Group" or "the Group"	:	KLK and its subsidiaries.
"Listing Requirements"	:	Bursa Malaysia Main Market Listing Requirements, including any amendment that may be made from time to time and any Practice Notes issued in relation thereto.
"Major Shareholder"	:	A person who has an interest or interests in one or more voting shares in a corporation and the nominal amount of that share, or the aggregate of the nominal amounts of those shares, is: (a) 10% or more of the aggregate of the nominal amounts of all the voting shares in the corporation; or (b) 5% or more of the aggregate of the nominal amounts of all the voting shares in the corporation where such person is the largest shareholder of the corporation. This includes any person who is or was within the preceding 6 months of the date on which the terms of the transaction were agreed upon, a Major Shareholder of KLK or its subsidiaries. For the purpose of this definition, "interest in shares" has the meaning given in Section 6A of the Act.

"NA"	:	Net assets.
"Ordinary Resolution"	:	The ordinary resolution pertaining to the Proposed Authority to Buy Back Shares or Proposed Shareholders' Mandate, as the case may be.
"Proposed Authority to Buy Back Shares"	:	A proposal for the Company to buy back its own Shares up to a maximum of 10% of its issued and paid-up share capital.
"Proposed Shareholders' Mandate"	:	Proposed Shareholders' Mandate for the Company and/or its subsidiary companies to enter into Recurrent Related Party Transactions of a revenue or trading nature in the ordinary course of business which are necessary for the KLK Group's day-to-day operations.
"Recurrent Related Party Transactions"	:	Related Party Transactions which are recurrent, of a revenue or trading nature and which are necessary for day-to-day operations of the KLK Group.
"Related Party"	:	A Director, Major Shareholder of KLK or its subsidiaries or a person connected with such Director or Major Shareholder.
"Related Party Transaction"	:	A transaction entered into by the KLK Group which involves the interest, direct or indirect, of a Related Party.
"Substantial Shareholder"	:	Has the meaning given in Section 69D of the Act.
"Shares"	:	Issued and paid-up ordinary shares of RM1.00 each in KLK.
Currencies		
"RM and sen"	:	Ringgit Malaysia and sen respectively.
"Rp"	:	Indonesian Rupiah.
"USD"	:	United States Dollars.

Note: Words importing the singular number only shall include the plural number, and vice-versa.

CONTENTS

PART A

LETTER TO SHAREHOLDERS IN RELATION TO THE PROPOSED AUTHORITY TO BUY BACK SHARES CONTAINING:

		Page
1.	INTRODUCTION	6
2.	DETAILS OF THE PROPOSED AUTHORITY TO BUY BACK SHARES BY THE COMPANY	7
3.	RATIONALE FOR THE PROPOSED AUTHORITY TO BUY BACK SHARES	10
4.	EFFECTS OF THE PROPOSED AUTHORITY TO BUY BACK SHARES	11
5.	DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS	12
6.	CONDITION PRECEDENT TO THE PROPOSED AUTHORITY TO BUY BACK SHARES	13
7.	DIRECTORS' RECOMMENDATIONS	13
8.	ANNUAL GENERAL MEETING	13

PART B

LETTER TO SHAREHOLDERS IN RELATION TO THE PROPOSED SHAREHOLDERS' MANDATE CONTAINING:

			Page
1.	INTRODUCTION		15
2.	DETAILS OF THE PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE		16
3.	RATIONALE FOR THE PROPOSED SHAREHOLDERS' MANDATE		20
4.	EFFECTS OF THE PROPOSED SHAREHOLDERS' MANDATE		20
5.	DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS		20
6.	CONDITION PRECEDENT TO THE PROPOSED SHAREHOLDERS' MANDATE		21
7.	DIRECTORS' RECOMMENDATIONS		21
8.	ANNUAL GENERAL MEETING		21
	ANNEXURE	DETAILS OF RECURRENT RELATED PARTY TRANSACTIONS	23
APPENDIX		FURTHER INFORMATION	25

PART A
LETTER TO SHAREHOLDERS
IN RELATION TO THE
PROPOSED AUTHORITY
TO BUY BACK SHARES

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Registered Office
Wisma Taiko
1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak
Malaysia

27 December 2013

Directors:

R. M. Alias *(Chairman/Independent Non-Executive Director)*
Tan Sri Dato' Seri Lee Oi Hian *(CEO/Non-Independent Executive Director)*
Roy Lim Kiam Chye *(Non-Independent Executive Director)*
Dato' Lee Hau Hian *(Non-Independent Non-Executive Director)*
Tan Sri Datuk Seri Utama Thong Yaw Hong *(Independent Non-Executive Director)*
Dato' Yeoh Eng Khoon *(Independent Non-Executive Director)*
Kwok Kian Hai *(Independent Non-Executive Director)*
Tan Sri Azlan Bin Mohd Zainol *(Independent Non-Executive Director)*

To: The Shareholders of Kuala Lumpur Kepong Berhad

Dear Sir/Madam

PROPOSED AUTHORITY TO BUY BACK ITS OWN SHARES BY THE COMPANY

1. INTRODUCTION

1.1 Company's Announcement

At the Company's AGM held on 20 February 2013, your Directors had obtained shareholders' approval for the Company to purchase on Bursa Malaysia an aggregate number of shares not exceeding 10% of the issued and paid-up share capital of the Company.

The authority obtained by your Directors for the above transactions will, in accordance with the Listing Requirements, lapse at the conclusion of the forthcoming AGM unless a new mandate is obtained from shareholders.

In connection thereto, your Company had announced on 20 November 2013 that it will seek new shareholders' mandate on the Proposed Authority to Buy Back Shares by the Company at the forthcoming AGM to be held on 19 February 2014.

1.2 Validity Period

The aforesaid Proposed Authority to Buy Back Shares would become valid immediately upon the passing of the Ordinary Resolution and will expire at the conclusion of the next AGM of the Company unless the authority is further renewed by ordinary resolution passed at that AGM (either unconditionally or subject to conditions) or upon the expiration of the period within which the next AGM is required by law to be held, or if earlier revoked or varied by ordinary resolution of the shareholders of the Company in a general meeting, whichever occurs first.

1.3 Shareholders' Approval

The purpose of Part A of this Circular is to provide you with details on the aforesaid proposal, to set out the views of your Board, and to seek your approval for the Ordinary Resolution pertaining to the Proposed Authority to Buy Back Shares by the Company, to be tabled as Special Business at the forthcoming AGM.

2. DETAILS OF THE PROPOSED AUTHORITY TO BUY BACK SHARES BY THE COMPANY

2.1 Quantum and Funding

Your Directors propose to seek a new mandate from shareholders to purchase from the open market up to 10% of the issued and paid-up share capital of the Company as quoted on Bursa Malaysia at the time of purchase, through its appointed stockbrokers as approved by Bursa Malaysia.

For illustration purposes, the maximum number of shares that may be bought back under the new mandate based on the Issued and Paid-up Share Capital and the number of treasury shares held as at 29 November 2013 are as follows:

	No. of Shares
Issued and Paid-up Share Capital	1,067,504,692
Proposed Authority to Buy Back Shares (10% thereof)	106,750,469
Less: Number of shares bought back and held as treasury shares	(2,539,000)
Maximum number of shares that may be further bought back	**104,211,469**

The Proposed Authority to Buy Back Shares is in compliance with paragraph 12.09 of the Listing Requirements.

Your Directors therefore propose to allocate an amount of up to RM2,215 million for the Proposed Authority to Buy Back Shares which represents the audited retained profits of the Company as at 30 September 2013, to purchase and/or hold as treasury shares up to an aggregate number of shares not exceeding 10% of the issued and paid-up share capital of the Company at the time of purchase. This however, will be done in accordance with Section 67A of the Act (as may be amended, modified or re-enacted from time to time) and any prevailing laws, rules, regulations, orders, guidelines and requirements issued by the relevant authorities at the time of any share buy-back.

The actual number of Shares to be purchased, the total amount of funds to be utilised, the impact on cash flows and the timing of the purchase will depend on the prevailing equity market conditions and the sentiments of Bursa Malaysia as well as the financial resources available to the Company at the time of purchase.

The funding for the Proposed Authority to Buy Back Shares will be sourced wholly from internally generated funds.

2.2 Treatment of Shares Purchased

Section 67A of the Act allows for purchased shares to be cancelled upon purchase, be held as treasury shares or a combination of both. Where the Shares so purchased are cancelled, the Company's issued and paid-up share capital shall be diminished by the Shares so cancelled and the amount by which the Company's issued capital is diminished shall be transferred to a capital redemption reserve. It is pertinent to note that the cancellation of shares made pursuant to Section 67A of the Act, shall not be deemed to be a reduction in share capital as the capital redemption reserve shall be treated as if it is part of shareholders' funds. Where the Shares so purchased are retained as treasury shares, the shares may be distributed as share dividends to shareholders, be resold on Bursa Malaysia, or subsequently be cancelled. Your Directors intend to either retain the purchased Shares as treasury shares, or cancel the Shares purchased or a combination of both.

An immediate announcement will be made to Bursa Malaysia in respect of your Directors' decision on the treatment of shares purchased.

2.3 Pricing

The Company may only purchase its own Shares at a price which is not more than 15% above the weighted average market price on Bursa Malaysia for the past 5 market days immediately preceding the date of the purchase.

In the case of a subsequent resale of the retained treasury shares, if any, your Directors may only resell treasury shares on Bursa Malaysia at:

(a) a price which is not less than the weighted average market price of the Shares for the past 5 market days immediately preceding the date of the resale; or

(b) a discounted price of not more than 5% to the weighted average market price of the Shares for the past 5 market days immediately preceding the date of the resale provided that:

   (i) the resale takes place not earlier than 30 days from the date of purchase; and

   (ii) the resale price is not less than the cost of purchase of the Shares being resold.

2.4 Public Shareholding Spread

As at 29 November 2013, the public shareholding spread of the Company was approximately 52.63%. Assuming that the Proposed Authority to Buy Back Shares was carried out in full on 29 November 2013, the pro-forma public shareholding spread of the Company will decrease to approximately 47.50%.

Notwithstanding the above, your Directors will take cognizance of the requirement of Bursa Malaysia that any purchase of Shares by the Company must not result in the public shareholding spread of KLK falling below 25% of its issued and paid-up share capital.

2.5 Implication relating to the Code

Under the Code, a director and any persons acting in concert with him or a relevant shareholder will be required to make a mandatory offer for the remaining shares of the Company not already owned by him/them if his/their stake in the Company is increased to beyond 33% of its issued and paid-up share capital or if his/their existing shareholdings is between 33% and 50% and increases by another 2% in any subsequent 6 months period.

In the event that the Proposed Authority to Buy Back Shares results in the shareholding of any of the above parties being affected, the affected person will be obliged to undertake a mandatory offer for the remaining shares of the Company not already owned by him/them collectively. However, the affected person may apply to the Securities Commission for an exemption from a mandatory offer obligation under Paragraph 24.1 of Practice Note 9 of the Code.

Your Directors are mindful of the requirements of the Code and will continue to be mindful of the requirements when making any purchase pursuant to the Proposed Authority to Buy Back Shares.

2.6 Advantages and Disadvantages

The Proposed Authority to Buy Back Shares, if implemented, will reduce the financial resources of the KLK Group. This may result in the Group foregoing future investment opportunities and/or any income that may be derived from the deposit of such funds in interest bearing instruments.

However, the financial resources of the KLK Group may increase should the purchased Shares held as treasury shares be subsequently resold at prices higher than their purchase prices.

Your Directors undertake to buy back KLK shares and any subsequent resale only after giving due consideration to the potential impact on the KLK Group's earnings and only if they are of the opinion that it would be in the interest of the Company and its shareholders.

2.7 Purchases, Cancellation and Resales made in the Previous 12 Months

Details of the Shares currently held as treasury shares are as follows:

Month	No. of shares bought back and held as treasury shares	---------- Per share ---------- Highest price paid RM	Lowest price paid RM	Average price paid RM	Total consideration RM'000
February 99	1,208,000	5.90	5.10	5.58	6,823
March 99	1,131,000	5.25	4.72	4.86	5,559
January 02	200,000	5.30	5.30	5.30	1,065
	2,539,000				13,447

KLK has not made any purchases of or cancelled its own shares or resold any of its treasury shares in the 12 months preceding the date of this Circular.

2.8 Historical Share Prices

The monthly highest and lowest transacted prices of the Shares on Bursa Malaysia for the past 12 months from December 2012 to November 2013 are as follows:

	Highest RM	Lowest RM
2012		
December	24.00	20.52
2013		
January	23.10	21.36
February	21.84	20.40
March	21.02	19.88
April	21.96	20.30
May	22.00	20.46
June	21.96	20.86
July	21.96	20.86
August	21.52	20.60
September	22.98	21.08
October	23.38	22.30
November	25.10	22.78

(Source: The Star)

The last transacted price of KLK Shares on 17 December 2013 being the latest practicable date prior to the printing of this Circular, was RM24.90.

3. RATIONALE FOR THE PROPOSED AUTHORITY TO BUY BACK SHARES

The Proposed Authority to Buy Back Shares, if exercised, is expected to potentially benefit the Company and its shareholders as follows:

- The Company would expect to enhance the EPS of the Group (in the case where the Directors resolve to cancel the Shares so purchased and/or retain the Shares in treasury and the treasury shares are not subsequently resold) as the Shares purchased are not taken into account when calculating the number of Shares in the Company. The increase in EPS, if any, arising from the Proposed Authority to Buy Back Shares may have a positive effect on the market price of KLK shares. Therefore, long term investors are expected to enjoy a corresponding increase in the value of their investments in the Company; and

- If the Shares bought back are kept as treasury shares, it will give the Directors an option to sell the Shares so purchased at a higher price and therefore make an exceptional gain for the Company without affecting the total issued and paid-up share capital of the Company. Alternatively, the Shares so purchased can be distributed as share dividends to shareholders and, if undertaken, would serve to reward the shareholders of the Company.

4. EFFECTS OF THE PROPOSED AUTHORITY TO BUY BACK SHARES

Based on the assumption that the Proposed Authority to Buy Back Shares was carried out in full on 29 November 2013, the financial effects are summarised below:

(i) Share Capital

The effect of the Proposed Authority to Buy Back Shares on the Issued and Paid-up Share Capital of the Company assuming up to 10% of the existing Issued and Paid-up Share Capital of KLK are purchased and cancelled entirely, is shown below:

	No. of Shares of RM1.00 each	RM
Existing as at 29 November 2013	1,067,504,692	1,067,504,692
Less: Number of KLK Shares currently held as treasury shares if to be cancelled	2,539,000	2,539,000
Number of KLK Shares if to be cancelled pursuant to the Proposed Authority to Buy Back Shares	104,211,469	104,211,469
Upon completion of the Proposed Authority to Buy Back Shares	960,754,223	960,754,223

However, there will be no effect on the Issued and Paid-up Share Capital of KLK if the Shares so purchased are retained as treasury shares but the rights attaching to the treasury shares as to voting, dividends and participation in other distribution or otherwise will be suspended. While these KLK Shares remain as treasury shares, the Act prohibits the taking into account of such shares in calculating the number or percentage of shares or a class of shares in the Company for any purpose whatsoever including substantial shareholdings, takeovers, notices, requisition of meetings, quorum for meetings and the result of votes on resolutions.

(ii) NA per share and EPS

The Proposed Authority to Buy Back Shares will reduce the NA per share of the KLK Group if the purchase price exceeds the audited NA per share of the KLK Group at the time of the purchase and conversely will increase the NA per share of the KLK Group if the purchase price is less than the audited NA per share of the KLK Group at the time of purchase.

The audited NA of the KLK Group as at 30 September 2013 was RM7,534 million, representing a NA per share of RM7.07. The historical monthly highest and lowest price of KLK shares for the past 12 months to.November 2013 as traded on Bursa Malaysia are set out in Item 2.8.

The effects of the Proposed Authority to Buy Back Shares on the earnings of the KLK Group would depend on the actual purchase price and number of Shares purchased. The reduced issued and paid-up share capital subsequent to the Proposed Authority to Buy Back Shares will generally have a positive impact, all else being equal, on the Group's EPS.

(iii) Working Capital

The Proposed Authority to Buy Back Shares, if exercised, is likely to reduce the working capital of the Group to the extent of the amount of funds utilised for the purchases of the Shares.

Similarly, the working capital of the Group will increase to the extent of the amount of funds obtained from the resale of the Shares so purchased which are retained as treasury shares.

(iv) Cash Flow

The Proposed Authority to Buy Back Shares, if exercised would reduce the cash reserves of the Company and the sum reduced will depend on the purchase prices and number of shares purchased pursuant to the Proposed Authority to Buy Back Shares.

(v) Dividends

The Proposed Authority to Buy Back Shares will not affect the dividend rate per share paid to shareholders.

(vi) Gearing

The Proposed Authority to Buy Back Shares will not have any effect on the gearing of KLK Group.

5. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

The Directors, Substantial Shareholders and person(s) connected with the Directors and/or Substantial Shareholders of the KLK Group have no direct or indirect interest in the Proposed Authority to Buy Back Shares and resale of treasury shares, if any.

The table below shows the equity interests held directly and/or indirectly in KLK by the Directors and Substantial Shareholders as at 29 November 2013.

	Direct No. of Shares	Indirect No. of Shares	Total No. of Shares	(a) %	(b) %
Directors					
R. M. Alias	337,500	4,500 [1]	342,000	0.03	0.04
Tan Sri Dato' Seri Lee Oi Hian	72,000	496,350,027 [2]	496,422,027	46.61	51.67
Roy Lim Kiam Chye	4,750	-	4,750	*	*
Dato' Lee Hau Hian	83,250	496,350,027 [2]	496,433,277	46.61	51.67
Tan Sri Datuk Seri Utama Thong Yaw Hong	105,000	75,000 [3]	180,000	0.02	0.02
Dato' Yeoh Eng Khoon	335,000	3,189,850 [4]	3,524,850	0.33	0.37
Kwok Kian Hai	-	-	-	-	-
Tan Sri Azlan Bin Mohd Zainol	-	-	-	-	-
Substantial Shareholders					
Batu Kawan Berhad	495,901,527	-	495,901,527	46.57	51.62
Employees Provident Fund Board	159,693,338 [5]	-	159,693,338 [5]	15.00	16.62

(a) Total percentage of shareholdings as at 29 November 2013.
(b) Pro-forma total percentage of shareholdings in the Company assuming that the Proposed Authority to Buy Back Shares was carried out in full on 29 November 2013.

Notes:

1 Deemed interested through his child's shareholdings.

2 Also deemed Substantial Shareholders through their interests in Batu Kawan Berhad and Wan Hin Investments Sdn Bhd.

3 Deemed interested through his spouse's shareholdings.

4 Deemed interested through Yeoh Chin Hin Investments Sdn Bhd, and shareholdings of his spouse and children.

5 Includes those held through Citigroup Nominees (Tempatan) Sdn Bhd.

** Less than 0.01%.*

6. CONDITION PRECEDENT TO THE PROPOSED AUTHORITY TO BUY BACK SHARES

The Proposed Authority to Buy Back Shares is conditional upon the approval of the shareholders of KLK being obtained at the forthcoming AGM.

7. DIRECTORS' RECOMMENDATIONS

Your Directors, having considered all aspects of the Proposed Authority to Buy Back Shares are of the opinion that the Proposal is in the best interests of the Company and its shareholders.

Accordingly, your Directors **recommend that you vote in favour of the Ordinary Resolution pertaining to the Proposed Authority to Buy Back Shares** to be tabled at the forthcoming AGM.

8. ANNUAL GENERAL MEETING

The Ordinary Resolution to approve the Proposed Authority to Buy Back Shares is set out as Special Business in the Notice of AGM in the Company's Annual Report 2013 which is being sent to you together with this Circular. The AGM will be held at Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak, Malaysia on Wednesday, 19 February 2014 at 12.00 noon.

If you are unable to attend the AGM in person, kindly complete, sign and return the Proxy Form enclosed in the Annual Report 2013 in accordance with the instructions printed therein to the Registered Office of KLK, Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak, Malaysia not less than 48 hours before the time set for the AGM. The completion, signing and return of the Proxy Form will not, however, preclude you from attending and voting at the AGM should you find that you are subsequently able to do so.

9. FURTHER INFORMATION

Shareholders are requested to refer to the Appendix for further information.

Yours faithfully
For and on behalf of the Board

R. M. Alias
Chairman

PART B
LETTER TO SHAREHOLDERS
IN RELATION TO THE
PROPOSED SHAREHOLDERS' MANDATE

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Registered Office
Wisma Taiko
1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak
Malaysia

27 December 2013

Directors:

R. M. Alias *(Chairman/Independent Non-Executive Director)*
Tan Sri Dato' Seri Lee Oi Hian *(CEO/Non-Independent Executive Director)*
Roy Lim Kiam Chye *(Non-Independent Executive Director)*
Dato' Lee Hau Hian *(Non-Independent Non-Executive Director)*
Tan Sri Datuk Seri Utama Thong Yaw Hong *(Independent Non-Executive Director)*
Dato' Yeoh Eng Khoon *(Independent Non-Executive Director)*
Kwok Kian Hai *(Independent Non-Executive Director)*
Tan Sri Azlan Bin Mohd Zainol *(Independent Non-Executive Director)*

To: The Shareholders of Kuala Lumpur Kepong Berhad

Dear Sir/Madam

PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

1. INTRODUCTION

1.1 Company's Announcement

At the Company's AGM held on 20 February 2013, your Directors had obtained shareholders' approval for the Company and/or its subsidiaries to enter into Recurrent Related Party Transactions of a revenue or trading nature which are necessary for the Group's day-to-day operations and are in the ordinary course of business of the Group.

The authority obtained by your Directors for the above transactions will, in accordance with the Listing Requirements, lapse at the conclusion of the forthcoming AGM unless a new mandate is obtained from shareholders.

In connection thereto, your Company had announced on 20 November 2013 that it will seek new shareholders' mandate on the Proposed Shareholders' Mandate for Recurrent Related Party Transactions of a Revenue or Trading Nature at the forthcoming AGM to be held on 19 February 2014.

1.2 Validity Period

The aforesaid Proposed Shareholders' Mandate would become valid immediately upon the passing of the Ordinary Resolution and will expire at the conclusion of the next AGM of the Company unless the authority is further renewed by ordinary resolution passed at that AGM (either unconditionally or subject to conditions) or upon the expiration of the period within which the next AGM is required by law to be held, or if earlier revoked or varied by ordinary resolution of the shareholders of the Company in a general meeting, whichever occurs first.

1.3 Shareholders' Approval

The purpose of Part B of this Circular is to provide you with details on the aforesaid proposal, to set out the views of your Board, and to seek your approval for the Ordinary Resolution pertaining to the Proposed Shareholders' Mandate for Recurrent Related Party Transactions of a Revenue or Trading Nature, to be tabled as Special Business at the forthcoming AGM.

2. DETAILS OF THE PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

2.1 Details of the Proposed Shareholders' Mandate

Paragraph 10.09, Part E of Chapter 10 of the Listing Requirements allows the Company to obtain at a general meeting a shareholders' mandate for Recurrent Related Party Transactions which are of a revenue or trading nature necessary for the Group's day-to-day operations subject to the following:

- the transactions are in the ordinary course of business and are on terms not more favourable to the Related Party than those generally available to the public;

- the shareholders' mandate is subject to annual renewal and disclosure is made in the annual report of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year where the aggregated value is equal to or more than the threshold prescribed under paragraph 10.09(1) of the Listing Requirements as follows:

  (i) the consideration, value of assets, capital outlay or costs of the transaction is RM1 million or more; or

  (ii) the percentage ratios of such transaction is 1% or more,

  whichever is the higher;

- in a meeting to obtain shareholders' mandate, the interested director, interested major shareholder or interested person connected with a director or major shareholder, and where it involves the interest of an interested person connected with a director or major shareholder, such director or major shareholder, must not vote on the resolution approving the transactions. An interested director or interested major shareholder must ensure that person(s) connected with him abstain from voting on the resolution approving the transactions; and

- the Company will immediately announce to Bursa Malaysia when the actual value of a Recurrent Related Party Transaction entered into by the Company, exceeds the estimated value of the Recurrent Related Party Transaction disclosed in the Circular by 10% or more inclusive of any information as may be prescribed by Bursa Malaysia.

The Board proposes to seek approval from shareholders of KLK to allow the KLK Group, in the normal course of business, to enter into Recurrent Related Party Transactions of a revenue or trading nature provided such transactions are made on normal commercial terms which are not more favourable to the Related Party than those generally available to the public and are not to the detriment of the minority shareholders. These include transactions such as those described in the Annexure to this Part B.

2.2 Nature of Recurrent Related Party Transactions and Class of Related Parties

The Company carries on the business of producing and processing palm-products and natural rubber on its plantations. The Group's subsidiary and associated companies are involved in the business of plantation, manufacturing, property development and investment holding.

The nature of such recurrent transactions which have been or will be entered into by the Company and/or its subsidiaries with Related Parties in the ordinary course of the Group's business (shown with the class of Related Parties involved in these recurrent transactions) are shown in the Annexure to this Part B.

Prices/commissions/management fees involving Related Party Transactions are based on prevailing market prices/values. Purchases of fresh fruit bunches are based on Malaysian Palm Oil Board monthly average prices for crude palm oil and palm kernel and that of field grade rubber are based on the average Malaysian Rubber Board official buyers/sellers noon prices for the respective grades of SMR (Standard Malaysia Rubber) 20 and latex.

2.3 Amount Due and Owing to KLK Group by Related Parties

There is no amount due and owing to KLK Group by its Related Parties pursuant to the Recurrent Related Party Transactions which has exceeded the credit terms as at the financial year ended 30 September 2013.

2.4 Review and Disclosure Procedures

The review and disclosure procedures for the Recurrent Related Party Transactions of a revenue or trading nature are to establish and ensure that the transactions are conducted on normal commercial terms consistent with the Group's usual business practices and are on terms not more favourable to the Related Parties than those generally available to the public and are not detrimental to the interest of minority shareholders of the Company. The review procedures implemented by the Company are as follows:

(i) The Related Parties will be advised that they are subject to the Shareholders' Mandate and will also be advised of the review and disclosure procedures followed by the Group.

(ii) Updated lists of Related Parties are circulated to the companies in the Group to notify that all transactions with Related Parties are required to be undertaken on normal commercial terms and on terms not more favourable to the Related Parties than those generally available to the public.

(iii) The Group will enter into Recurrent Related Party Transactions after taking into account the pricing, quality of products, level of services, terms offered and other relevant factors including those transacting at the prevailing market rates/prices or in accordance with applicable industry standards. This is to ensure that the needs of the Group are met at the best possible terms so as to achieve synergistic benefits for the Group.

Any tender invitations, quotations, negotiations, contracts and related documents received will be properly retained for records.

(iv) Wherever practicable and/or feasible, at least 2 other contemporaneous transactions with unrelated third parties for similar products/services and/or quantities will be used as comparison to determine whether the price and terms offered to/by the related parties are fair and reasonable and comparable to those offered to/by other unrelated third party for the same or substantially similar type of products/services and/or quantities.

In the event that quotations or comparative pricing from unrelated third party cannot be obtained for the proposed transactions, the Board and the Audit Committee will rely on their market knowledge of prevailing industry norms bearing in mind the urgency and efficiency or services to be provided or required to ensure that the Recurrent Related Party Transactions are not detrimental to the Company/Group.

(v) There are no specific thresholds for approval of Recurrent Related Party Transactions. All Recurrent Related Party Transactions are reviewed and authorised by personnel of at least managerial level, provided always that such personnel has no interest in the transaction.

(vi) All companies in the Group will keep a record of all Recurrent Related Party Transactions to ensure accurate disclosure thereof and these are submitted quarterly to the Corporate Division at the Group's Head Office.

(vii) The Corporate Division maintains a record of all the Recurrent Related Party Transactions entered into pursuant to the Shareholders' Mandate during each quarter and the cumulative amounts thereof.

(viii) All companies in the Group regularly review the Recurrent Related Party Transactions entered into as well as their existing information systems to ensure that features are incorporated into the systems for capturing information on Recurrent Related Party Transactions at source, for instance, when purchase requisitions are raised.

(ix) All companies in the Group report to the Corporate Division on a monthly basis the actual values transacted for the Recurrent Related Party Transactions pursuant to the Shareholders' Mandate. This will enable the Corporate Division to identify, deal with and address the situation promptly in the event that the actual transactions exhaust or exceed the estimated values by 10% or more during the validity period of the Shareholders' Mandate.

(x) The Audit Committee at its meetings will review any Recurrent Related Party Transactions of a revenue or trading nature and thereafter report to the Board. The Audit Committee reviews KLK's reporting system and procedures relating to Recurrent Related Party Transactions to ascertain that the established guidelines and procedures of the Corporate Division have been complied with and, if necessary, may request the internal auditors to review procedures or request for additional information from independent sources or advisers so as to reasonably provide assurance on the proper conduct and adherence to controls and procedures.

(xi) If the Board and Audit Committee are of the opinion that the guidelines and procedures for Recurrent Related Party Transactions have become inappropriate, and/or are unable to ensure that the transactions will be on normal commercial terms, and/or will not be prejudice to the interest of the shareholders, they have the discretion to discharge, vary and/or modify or implement new and/or additional procedures and guidelines without shareholders' approval provided that such amended, varied, new or additional procedures are no less stringent than the existing procedures and guidelines.

(xii) Interested Directors who are members of the Board and/or Audit Committee will abstain from taking part in decisions pertaining to the Recurrent Related Party Transactions of a revenue or trading nature, and will also ensure that they and any person(s) connected with them will also abstain from voting on the resolution relating to the Proposed Shareholders' Mandate tabled at a General Meeting of the Company.

2.5 Audit Committee's Opinion

The Audit Committee is of the opinion that the Company has in place adequate procedures and processes to ensure that the Recurrent Related Party Transactions of a revenue or trading nature entered into:

(i) are not more favourable to the Related Parties than those generally available to the public and are not to the detriment of the minority shareholders of the Company; and

(ii) are monitored, tracked and identified in a timely and orderly manner and such procedures are reviewed annually or whenever the need arises.

2.6 Disclosure of Recurrent Related Party Transactions

Disclosure of the Recurrent Related Party Transactions will be made in accordance with the applicable approved accounting standards, relevant regulations and Section 3.1.5 of Bursa Malaysia Practice Note 12, which requires a breakdown of the aggregate value of the Recurrent Related Party Transactions entered into during the financial year, including amongst others, the following information:

(i) the type of the Recurrent Related Party Transactions; and

(ii) the names of the Related Parties involved in each type of the Recurrent Related Party Transactions entered into and their relationship with the Company,

pursuant to the Proposed Shareholders' Mandate in the Company's Annual Report, and in the Annual Reports for subsequent financial years that the Proposed Shareholders' Mandate continues in force.

3. RATIONALE FOR THE PROPOSED SHAREHOLDERS' MANDATE

The Recurrent Related Party Transactions of a revenue or trading nature form part of the Group's day-to-day operations in the ordinary course of business. The Group has had long-standing business relationships with the Related Parties and the close co-operation has reaped mutual benefits which is expected to continue to be beneficial to the business of the Group.

The procurement of the Proposed Shareholders' Mandate would eliminate the need to announce and/or convene separate General Meetings for the purpose of seeking shareholders' approvals as and when potential Recurrent Related Party Transactions arise, thereby reducing substantially administrative time, effort and expenses associated with the convening of such meetings on an ad hoc basis. This would also allow the Group to conserve and channel its manpower resources to pursue business opportunities which will go towards attaining its corporate objectives.

4. EFFECTS OF THE PROPOSED SHAREHOLDERS' MANDATE

The Proposed Shareholders' Mandate will not have any impact on the share capital, NA, EPS, gearing, dividends or shareholdings of KLK.

5. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

The Directors, Major Shareholder and the Related Party as shown below who has/have any interest, direct or indirect, in the Proposed Shareholders' Mandate, will abstain from voting in respect of his/their direct and/or indirect shareholdings in the Company.

Where the person(s) connected with a Director or Major Shareholder has any interest, direct or indirect, in the Proposed Shareholders' Mandate, the Director or Major Shareholder concerned will also abstain from voting in respect of his direct and/or indirect shareholdings in the Company.

Such interested Director and/or Major Shareholder has/have undertaken that he/they will ensure that the person(s) connected with him/them abstain from voting on the Ordinary Resolution approving the Proposed Shareholders' Mandate at the forthcoming AGM to be convened.

Save as disclosed below, none of the other Directors, Major Shareholder and/or person(s) connected with them have any direct and/or indirect interests to the Proposed Shareholders' Mandate.

Interested Directors as shown below have abstained from all Board deliberations and will abstain from voting on the Ordinary Resolution in respect of the Proposed Shareholders' Mandate.

The shareholdings of the interested Directors, Major Shareholder and the Related Party in KLK as at 29 November 2013 are shown in the table below:

	Direct		Indirect	
	No. of shares	**%#**	**No. of shares**	**%#**
Director				
Tan Sri Dato' Seri Lee Oi Hian	72,000	0.01	496,350,027 [1]	46.61
Dato' Lee Hau Hian	83,250	0.01	496,350,027 [1]	46.61
Dato' Yeoh Eng Khoon	335,000	0.03	3,189,850 [4]	0.30

	Direct		Indirect	
	No. of shares	%[#]	No. of shares	%[#]
Major Shareholder				
Batu Kawan Berhad[3]	495,901,527	46.57	-	-
Related Party				
Wan Hin Investments Sdn Bhd[4]	448,500	0.04	495,901,527 [2]	46.57
Grateful Blessings Inc	-	-	496,350,027 [1]	46.61
Di-Yi Sdn Bhd	-	-	496,350,027 [1]	46.61
Cubic Crystal Corporation	-	-	496,350,027 [1]	46.61
High Quest Holdings Sdn Bhd	-	-	496,350,027 [1]	46.61

Notes:

[1] *Also deemed Major Shareholders through their interests in Batu Kawan Berhad and Wan Hin Investments Sdn Bhd.*
[2] *Also deemed Major Shareholder through its interest in Batu Kawan Berhad.*
[3] *Deemed person connected to Tan Sri Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian.*
[4] *Deemed interested through Yeoh Chin Hin Investments Sdn Bhd, and shareholdings of his spouse and children.*
[#] *Calculated based on 1,064,965,692 shares, which do not include the 2,539,000 treasury shares.*

6. CONDITION PRECEDENT TO THE PROPOSED SHAREHOLDERS' MANDATE

The Proposed Shareholders' Mandate is conditional upon the approval of the shareholders of KLK being obtained at the forthcoming AGM.

7. DIRECTORS' RECOMMENDATIONS

Your Directors (with the interested Directors namely, Tan Sri Dato' Seri Lee Oi Hian, Dato' Lee Hau Hian and Dato' Yeoh Eng Khoon, abstaining from giving any opinion), having considered all aspects of the Proposed Shareholders' Mandate are of the opinion that the Proposed Shareholders' Mandate is in the best interests of the Company and its shareholders.

Accordingly, your Directors (save and except for Tan Sri Dato' Seri Lee Oi Hian, Dato' Lee Hau Hian and Dato' Yeoh Eng Khoon who abstained from giving any recommendation) **recommend that you vote in favour of the Ordinary Resolution pertaining to the Proposed Shareholders' Mandate** to be tabled at the forthcoming AGM.

8. ANNUAL GENERAL MEETING

The Ordinary Resolution to approve the Proposed Shareholders' Mandate is set out as Special Business in the Notice of AGM in the Company's Annual Report 2013 which is being sent to you together with this Circular. The AGM will be held at Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak, Malaysia on Wednesday, 19 February 2014 at 12.00 noon.

If you are unable to attend the AGM in person, kindly complete, sign and return the Proxy Form enclosed in the Annual Report 2013 in accordance with the instructions printed therein to the Registered Office of KLK, Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak, Malaysia not less than 48 hours before the time set for the AGM. The

completion, signing and return of the Proxy Form will not, however, preclude you from attending and voting at the AGM should you find that you are subsequently able to do so.

9. FURTHER INFORMATION

Shareholders are requested to refer to the Appendix for further information.

Yours faithfully
For and on behalf of the Board

R. M. Alias
Chairman

ANNEXURE

DETAILS OF RECURRENT RELATED PARTY TRANSACTIONS

Recurrent transactions of a revenue or trading nature which will be entered into by the Company and/or its subsidiaries with Related Parties in which interested KLK Directors are **Tan Sri Dato' Seri Lee Oi Hian, Dato' Lee Hau Hian and Dato' Yeoh Eng Khoon**:

	Nature of Recurrent Transaction by KLK and/or its Subsidiaries	Transacting Party / Related Party involved	Existing Shareholders' Mandate: Actual Value Transacted from the date of AGM on 20/2/2013 to 30/11/2013 (being the latest practicable date) (RM'000)	Existing Shareholders' Mandate: Estimated Value from the date of AGM on 20/2/2013 to the forthcoming AGM on 19/2/2014 (RM'000)	Estimated Value for the Proposed Shareholders' Mandate from the forthcoming AGM on 19/2/2014 to the next AGM** (RM'000)
1.	**Purchases of consumables and chemicals by:**				
	Kuala Lumpur Kepong Berhad	Taiko Fertilizer Marketing Sdn Bhd[(a)]	28,618	35,000	46,000
	P.T. Adei Plantation & Industry	P.T. Taiko Persada Indoprima[(a)]	11,662	21,000	14,000
	KL-Kepong (Sabah) Sdn Bhd	Taiko Fertilizer Marketing Sdn Bhd[(a)]	16,166	46,000	23,000
	P.T. Steelindo Wahana Perkasa	P.T. Taiko Persada Indoprima[(a)]	948	15,000	#
	Palm-Oleo (Klang) Sdn Bhd	Taiko Marketing Sdn Bhd[(a)]	5,154	11,200	14,000
2.	**Purchases of fresh fruit bunches by:**				
	Kuala Lumpur Kepong Berhad	Kampar Rubber and Tin Company Sdn Bhd[(a)]	7,301	18,000	12,000
	P.T. Hutan Hijau Mas	P.T. Satu Sembilan Delapan[(c)]	32,962	52,000	15,000
	P.T. Parit Sembada	P.T. Agro Makmur Abadi[(b)]	21,657	55,000	35,000
	P.T. Adei Plantation & Industry	P.T. Safari Riau[(b)]	19,447	34,000	37,000
	P.T. Steelindo Wahana Perkasa	P.T. Agro Makmur Abadi[(b)]	-	-	35,000
3.	**Purchases of palm products by:**				
	KLK Premier Oils Sdn Bhd	P.T. Satu Sembilan Delapan[(c)]	0	13,000	#
4.	**Sales of oleochemicals by:**				
	Palm-Oleo Sdn Bhd	Mitsui & Co. Ltd[(d)]	46,892	100,000	90,000
	KL-Kepong Oleomas Sdn Bhd	Mitsui & Co. Ltd[(d)]	-	-	15,000
5.	**Sales of palm products by:**				
	KLK Premier Oils Sdn Bhd	Mitsubishi Corporation[(d)]	115,835	300,000	180,000

Notes:

(a) Major shareholder of the transacting party is deemed person connected to Tan Sri Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian.

(b) Tan Sri Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian are deemed major shareholders of the transacting party.

(c) Major shareholder of the transacting party is deemed person connected to Tan Sri Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian. Dato' Yeoh Eng Khoon, a common director, is deemed to have more than 1% shares in the transacting party.

(d) The transacting party is a major shareholder of a subsidiary of KLK.

Wan Hin Investments Sdn Bhd group of companies are substantial shareholders of Batu Kawan Berhad and by virtue of Section 6A of the Act, are also deemed substantial shareholders of KLK. Grateful Blessings Inc (which is wholly-owned by Tan Sri Dato' Seri Lee Oi Hian) and Cubic Crystal Corporation (which is wholly-owned by Dato' Lee Hau Hian) are substantial shareholders of Di-Yi Sdn Bhd and High Quest Holdings Sdn Bhd respectively, which in turn are substantial shareholders of Wan Hin Investments Sdn Bhd and accordingly all these parties are also deemed substantial shareholders of KLK by virtue of their deemed interests and therefore, they are to be regarded as interested in these recurrent transactions.

** The values are merely indicative estimates which are based on past transactions values and/or management estimates, and the Actual Values may vary due to changes in inter-alia, market condition, market prices and exchange rates.

No new shareholders' mandate is sought for these recurrent transactions as the Estimated Values are less than RM9.0 million (being 1% of the Group's net profit as at the financial year ended 30 September 2013, which is a percentage ratio prescribed under the Listing Requirements).

FURTHER INFORMATION

1. RESPONSIBILITY STATEMENT

This Circular has been seen and approved by the Directors and they collectively and individually accept full responsibility for the accuracy of the information given and confirm that after making all reasonable enquiries and to the best of their knowledge and belief, there are no material facts, the omission of which, will make any statement herein misleading.

2. MATERIAL LITIGATION

KLK Group is not engaged in any material litigation, claims and arbitration either as plaintiff or defendant and as at the date of this Circular, the Directors do not know of any proceedings, pending or threatened against the KLK Group, or of any fact likely to give rise to any proceedings which might materially affect the position or business of the KLK Group.

3. MATERIAL CONTRACTS

Save as disclosed below, KLK and its subsidiary companies have not entered into any other contract which is or may be material other than contracts entered into in the ordinary course of business during the 2 years preceding the date of this Circular:

- Following the Subscription (see below), KL-Kepong International Ltd ("KLKI") had on 29 November 2013 made a Mandatory Cash Offer (the "Offer") to all other Equatorial Palm Oil Plc ("EPO") shareholders to acquire the entire issued ordinary share capital of EPO other than shares already held by KLKI at 5 pence per share at approximately £17.7 million. The Offer is a mandatory requirement under the U.K. City Code on Takeovers and Mergers.

  This transaction is pending completion.

- KLK had on 26 November 2013 via its wholly-owned subsidiary, KLKI subscribed for 153,817,648 new ordinary shares of 1 pence each in the capital of EPO ("Ordinary Shares") at a price of 5 pence per share (the "Subscription") for an aggregate consideration of £7.7 million in order to consolidate its control of both EPO and Liberian Palm Developments Ltd ("LPD").

  Following completion of the Subscription:

  (i) KLK will be interested in 194,078,639 Ordinary Shares in aggregate representing approximately 54.8% of EPO's enlarged issued share capital; and
  (ii) as EPO holds a 50% interest in LPD, KLK's effective interest in LPD will be increased to 77.4%.

  This transaction has been completed.

- KLK had on 7 November 2013 entered into an Agreement with Biopalm Energy Limited ("BEL"), a Singapore incorporated company, for the sale and purchase of the following:

(i) a 50% equity interest in LPD equivalent to 500 ordinary shares of USD1 each for a cash consideration of USD17,429,120;
(ii) a 20.1% equity interest in EPO equivalent to 40,260,991 ordinary shares of GBP1 pence each for a cash consideration of USD3,220,880; and
(iii) the assignment to KLK of BEL's loans to LPD totalling USD608,000.

This transaction has been completed.

- KLK had on 30 August 2013 entered into a Joint Venture ("JV") [via its wholly-owned subsidiary, KL-Kepong Plantation Holdings Sdn Bhd ("KLKPH")] with PT Astra Agro Lestari Tbk ("AAL") whereby the parties have agreed to co-operate with regards to the marketing of refined palm oil products and provision of logistics services related to the said products.

  Pursuant to the JV Agreement, KLKPH and AAL have subscribed for a 51% and 49% equity interest respectively in Astra-KLK Pte Ltd ("JV Co"), making the JV Co a subsidiary of KLK Group. The JV Co is a newly incorporated company in Singapore and has a registered and paid-up capital of S$2 million.

  This transaction has been completed.

- KLK had on 4 October 2012 entered into a Sale and Purchase Agreement ("SPA") with Mr. Hii Eii Sing ("the Vendor"), a Malaysian national, to acquire from the Vendor 5,059 ordinary shares representing approximately 51% of the issued and paid-up share capital of Collingwood Plantations Pte Ltd ("CPPL"), an exempt private company incorporated in the Republic of Singapore for a cash consideration of USD8,666,067 (or RM26,864,808 based on an exchange rate of USD1 to RM3.1).

  Upon completion of the SPA, the shareholders of CPPL will enter into a Shareholders Agreement, envisaged to be KLK, Batu Kawan Berhad and the Vendor to regulate the relationship between the parties in connection with the manner in which CPPL shall be managed, and the way in which the parties shall exercise their rights as shareholders in CPPL.

  The SPA has been completed.

- KLK had on 17 August 2012 entered into a Subscription Agreement with CIMB Investment Bank Berhad and Maybank Investment Bank Berhad for the issue of RM1,000.0 million in Nominal Value (or its Equivalent in Foreign Currencies) Islamic medium term notes ("IMTN") under a Multi-Currency Islamic Medium Term Notes Programme maturing on 2 September 2022.

  The IMTN have been issued on 3 September 2012.

- Sale and Purchase Agreement dated 20 March 2012 ("SPA") entered into by KLK together with its wholly-owned subsidiary, KLK Overseas Investments Limited ("KLKOI") and Khuan Choo International Limited ("KCIL") for the disposal of the entire Global Crabtree & Evelyn business to KCIL by KLKOI via the sale of its 100% equity interest representing 63,745,283 ordinary shares of USD1.00 each in CE Holdings Limited for a cash consideration of USD155 million, such consideration to be adjusted in accordance with the terms of the SPA.

  This transaction has been completed.

- Sale and Purchase Agreements dated 20 March 2012 entered into by KL-Kepong Plantation Holdings Sdn Bhd, a wholly-owned subsidiary of KLK, for the acquisition of 52.4% equity stake from Handojo Leman Byono and another 37.6% equity stake from Joniansyah respectively consisting of a total of 225 ordinary shares of Rp.1,000,000 each representing 90% of the issued and paid-up share capital of PT. Global Primatama Mandiri for a total cash consideration of Rp.10,800,000,000.

These transactions are pending completion.

4. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the Registered Office of KLK during normal business hours on Mondays to Saturdays (except public holidays) from the date of this Circular up to and including the date of the forthcoming AGM:

(a) Memorandum and Articles of Association of KLK;
(b) The audited financial statements of KLK for each of the past 2 financial years ended 30 September 2013; and
(c) The material contracts referred to in Section 3 above.

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